

HAGEMEYER

Filenr. 082-04865

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03



05007185

LEGAL DEPARTMENT

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.

Naarden, 7 April 2005

Re: Hagemeyer N.V., Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Patricia Vonk

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 7 February 2005

1. COMMERCIAL REGISTER

Date	Language	Change
09-03-2005	English and Dutch	Number of shares increased.

2. PRESS RELEASES

Date	Language	Subject
23-02-2005	English and Dutch	Full Year Result
24-02-2005	English and Dutch	Hagemeyer to issue subordinated convertible bonds
24-02-2005	English	Hagemeyer to increase size of subordinated convertible bond offering
24-02-2005	English and Dutch	Hagemeyer successfully comletes convertible bond issue
25-02-2005	English and Dutch	Éxercise of over-allotment option
23-03-2005	English and Dutch	Proposed expansion of the Supervisory Board
04-04-2005	English and Dutch	Sale of Hagemeyer Asia-Pacific Electronics

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
English and Dutch	Annual Report 2004

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

Filenr. 082-04865

6. OTHER

Date	Language	Subject
23-03-2005	English	Prospectus relating to the issue of the convertible bonds.

082-04865



KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Dossiernummer: 32028710 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

Rechtspersoon:

Rechtsvorm	:Naamloze vennootschap
Naam	:Hagemeyer N.V.
Statutaire zetel	:Amsterdam
Akte van oprichting	:17-06-1920
Akte laatste statuten-wijziging	:05-02-2004
Maatschappelijk kapitaal	:EUR 810.000.000,00
Geplaatst kapitaal	:EUR 619.429.250,40
Gestort kapitaal	:EUR 619.429.250,40

Onderneming:

Handelsna(a)m(en)	:Hagemeyer N.V.
Adres	:Rijksweg 69, 1411GE Naarden
Correspondentieadres	:Postbus 5111, 1410AC Naarden
Telefoonnummer	:035-6957611
Faxnummer	:035-6957703
Domeinnaam	:www.hagemeyer.com
E-mailadres	:info@hagemeyer.com
Datum vestiging	:15-06-1900
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en financieren van ondernemingen
Werkzame personen	:4

Bestuurder(s):

Naam	:Tiemstra, Jan Sjoerd Tjalling
Geboortedatum en -plaats	:16-11-1952, Nijmegen
Adres	:Konijnenlaan 40, 2243ET Wassenaar
Infunctietreding	:24-04-2003
Titel	:Lid van de Raad van Bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Naam	:De Becker, Rudiger Walter Annie
Geboortedatum en -plaats	:02-09-1946, Brugge, België
Adres	:Beysterveld 31, 1083KA Amsterdam
Infunctietreding	:21-04-2004
Titel	:Voorzitter van de Raad van Bestuur


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Commissaris(sen):

Naam	:Bourigeaud, Bernard André Joseph ....
Geboortedatum en -plaats	:20-03-1944, Bordeaux ....
Adres	:40 Avenue Du Manoir, B-1410 Waterloo, België ..
Infunctietreding	:21-04-2004 ....
Naam	:Kalff, Peter Jan ....
Geboortedatum en -plaats	:12-05-1937, Amsterdam ....
Adres	:Schapendrift 70, 1261HR Blaricum ....
Infunctietreding	:27-04-1994 ....
Titel	:Voorzitter Raad van Commissarissen ....
Naam	:Eustace, Dudley Graham ....
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk ......
Adres	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . Verenigd Koninkrijk ....
Infunctietreding	:19-04-1999 ....
Titel	:Vice-voorzitter Raad van Commissarissen ......
Naam	:de Raad, Mattheus Petrus Maria ....
Geboortedatum en -plaats	:07-01-1945, Gameren ....
Adres	:adres afgeschremd o.g.v., art. 32 Hrb. ....
Infunctietreding	:21-04-2004 ....

Gevolmachtigde(n):

Naam	:Bijl, Hein ....
Geboortedatum en -plaats	:13-04-1968, Amersfoort ....
Adres	:2e Bloemdwarsstraat 14, 1016LM Amsterdam .....
Infunctietreding	:29-01-2004 ....
Titel	:Algemeen procuratiehouder ....
Bevoegdheid	:Volledige volmacht ....
Aanvang (huidige) volmacht	:13-09-2004 ....

Alleen geldig indien door de kamer voorzien van een ondertekening.



KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Dossiernummer: 32028710 Blad 00003

Amersfoort, 09-03-2005

Voor uittreksel

F.M. van Beusekom
teammanager handelsregister


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

English translation of an extract from the trade register of the Chamber of Commerce and Industries for Gooi- en Eemland

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:05-02-2004
Authorized capital	:EUR 810.000.000,00
Issued capital	:EUR 619.429.250,40
Paid up capital	:EUR 619.429.250,40

Undertaking:

Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Fax number	:035-6957703
Domain-name	:www.hagemeyer.com
E-mail address	:info@hagemeyer.com
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Employees	:4

Director(s):

Name	:Tiemstra, Jan Sjoerd Tjalling
Date and place of birth	:16-11-1952, Nijmegen
Address	:Konijnenlaan 40, 2243ET Wassenaar
Date of entry into office	:24-04-2003
Title	:Lid van de Raad van Bestuur
Powers	:Solely/independently authorised
Name	:De Becker, Rudiger Walter Annie
Date and place of birth	:02-09-1946, Brugge, Belgium
Address	:Beysterveld 31, 1083KA Amsterdam


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Date of entry into office	:21-04-2004
Title	:Voorzitter van de Raad van Bestuur
Powers	:Solely/independently authorised

Supervisory director(s):

Name	:Bourigeaud, Bernard André Joseph
Date and place of birth	:20-03-1944, Bordeaux
Address	:40 Avenue Du Manoir, B-1410 Waterloo, Belgium
Date of entry into office	:21-04-2004
Name	:Kalff, Peter Jan
Date and place of birth	:12-05-1937, Amsterdam
Address	:Schapendrift 70, 1261HR Blaricum
Date of entry into office	:27-04-1994
Title	:Voorzitter Raad van Commissarissen
Name	:Eustace, Dudley Graham
Date and place of birth	:03-07-1936, Oxford, United Kingdom
Address	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, United Kingdom
Date of entry into office	:19-04-1999
Title	:Vice-voorzitter Raad van Commissarissen
Name	:de Raad, Mattheus Petrus Maria
Date and place of birth	:07-01-1945, Gameren
Address	:adres afgeschremd o.g.v., art. 32 Hrb.
Date of entry into office	:21-04-2004

Authorized signatory(signatories):

Name	:Bijl, Hein
Date and place of birth	:13-04-1968, Amersfoort
Address	:2e Bloemdwarsstraat 14, 1016LM Amsterdam
Date of entry into office	:29-01-2004
Title	:Algemeen procuratiehouder
Powers	:Full power of attorney
Commencement (present) power of attorney	:13-09-2004

Issued by the chamber of commerce



KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Amersfoort, 09-03-2005

For extract

F.M. van Beusekom
teammanager handelsregister

082- 04865

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.


HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX (035 6944396

PERSBERICHT – JAARCIJFERS 2004

Hoofdpunten

- **Resultaten 2004 volledig in lijn met eerder gecommuniceerde verwachtingen**
- **Omzet 2004: € 5,4 miljard, autonome groei [1] 3,5%**
- **EBITDA tweede halfjaar 2004: € 49 miljoen, op vergelijkbare basis € 32 miljoen beter dan tweede halfjaar 2003 EBITDA**
- **Netto verlies over 2004: € 164 miljoen, nagenoeg een halvering van het netto verlies 2003**
- **Vrije kasstroom (voor opbrengst van desinvesteringen) voor het tweede halfjaar 2004 € 63 miljoen positief, voor het hele jaar € 76 miljoen negatief**
- **PPS gemiddeld netto werkkapitaal als percentage van de omzet teruggebracht tot 14,2% (2003: 16,4%)**
- **Hagemeyer overweegt de mogelijkheid een achtergestelde converteerbare obligatielening uit te geven om de huidige financieringsstructuur te optimaliseren**

Kerncijfers *(x € miljoen)*	**2004**	**2003**	**2003 Vergelijkbaar [2]**
Netto omzet	**5.426,7**	6.337,8	5.561,1
EBITDA (voor bijzondere posten)	**41,0**	40,6	(4,5)
EBITA (voor bijzondere posten)	**(1,4)**	(9,3)	(51,5)
Bijzondere posten	**(32,2)**	(126,0)	(183,2)
EBITA (na bijzondere posten)	**(33,6)**	(135,4)	(234,7)
Netto resultaat	**(164,1)**	(318,0)	
Netto resultaat per gewoon aandeel (€)[3]	**(0,32)**	(2,91)	
Aantal uitstaande aandelenper 31 december (x miljoen)	**516,1**	109,5	
Vrije kasstroom (voor opbrengst van desinvesteringen)	**(75,8)**	(137,6)	
Netto rentedragende schuld	**(476,4)**	(926,9)	

[1] Zie verklarende woordenlijst (bijlage IX)
[2] Vergelijkbaar: aangepast voor het effect van de desinvesteringen/overdracht in 2003 van Tech Pacific, Stokvis Tapes Groep en Puma (exclusief het effect van desinvesteringen in 2004)
[3] Gebaseerd op het werkelijk aantal uitstaande aandelen per jaareinde

Rudi de Becker, CEO:

"Hoewel Hagemeyer in 2004 nog steeds een aanzienlijk verlies laat zien, in lijn met de verwachtingen, zijn we niettemin tevreden over de voortgang die wij in alle kerngebieden van onze business hebben gerealiseerd. Het jaar 2004 was voor Hagemeyer een jaar van herstel en opbouw. Onze belangrijkste prioriteit voor 2004 was het stoppen van een verdere terugval en het hervatten van groei. Onze autonome groei van 3,5% na een aantal jaren van teruggang, de aanzienlijke verbetering van ons operationele resultaat en de afname van ons netto verlies, het versterken van onze positie in al onze regio's en het versterken van onze financiële positie zijn allemaal duidelijke signalen dat de eerste fase van Hagemeyers turnaround op schema ligt."

Dit bericht moet niet worden opgevat als een aanbod tot verkoop, of een uitnodiging tot het doen van een aanbod tot koop van effecten van Hagemeyer N.V. (hierna: 'Effecten') in de Verenigde Staten van Amerika, of in enige andere jurisdictie.

De Effecten zijn niet en zullen niet worden geregistreerd onder de US Securities Act van 1933, zoals van tijd tot tijd gewijzigd (de "Securities Act") en mogen uitsluitend worden aangeboden of verkocht in de Verenigde Staten van Amerika indien geregistreerd onder de Securities Act, of op grond van een vrijstelling van deze registratieverplichting. De Effecten zullen niet worden aangeboden in de Verenigde Staten van Amerika.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Geconsolideerde omzet en resultaten

Kerncijfers *(voor bijzondere posten)* *(x € miljoen)*	**2004**	2003
Netto omzet	**5.426,7**	6.337,8
Autonome groei (niet aangepast voor werkdagen)	**3,5%**	(4,9%)
Bruto omzetresultaat	**1.240,7**	1.346,4
Bruto marge	***22,9%***	*21,2%*
Operationele lasten	**(1.244,7)**	(1.373,3)
Operationele lasten als % van de omzet	***(22,9%)***	*(21,7%)*
Overige operationele (lasten)/baten	**2,6**	17,6
EBITA	**(1,4)**	(9,3)
EBITA als % van de omzet	***0%***	*(0,1%)*
13 maands gemiddeld netto werkkapitaal	**756,7**	957,1
Gemiddeld netto werkkapitaal als % van 12 maands omzet	***13,9%***	*15,1%*

In februari 2004 heeft Hagemeyer een aandelenemissie van € 460 miljoen afgerond, in combinatie met een uitgifte van achtergestelde converteerbare obligaties ter waarde van € 150 miljoen en een belangrijke herstructurering van de schuldpositie van de onderneming.

Desinvesteringen van GPX en van de retail activiteiten in Duitsland werden effectief 1 april 2004 afgerond.

In 2003 heeft Hagemeyer Tech Pacific, Stokvis Tapes Groep en de Puma activiteiten gedesinvesteerd of overgedragen. Deze hadden in 2003 een gezamenlijke omzet van € 777 miljoen en een EBITDA (voor bijzondere posten) van € 46 miljoen.

Deze desinvesteringen en overdrachten van werkmaatschappijen en activiteiten, alsmede de herfinanciering, beïnvloeden de vergelijking met vorig jaar.

Een overzicht van de resultaten van de Groep in 2003 op vergelijkbare basis (d.w.z. aangepast voor de desinvestering of overdracht van Tech Pacific, Stokvis Tapes Groep en Puma in 2003) is opgenomen in Bijlage VII van dit persbericht.

De **netto omzet** over 2004 bedroeg € 5.426,7 miljoen (2003: € 6.337,8 miljoen). Door het netto effect van desinvesteringen en acquisities nam de omzet af met € 989,0 miljoen. Dit had vooral betrekking op de desinvestering van Tech Pacific, Stokvis Tapes Groep, GPX en Retail Duitsland. Wisselkoersen hadden een negatief effect van € 106,7 miljoen op de omzet, vooral door het zwakker worden van de US-dollar gedurende 2004. Dit werd gedeeltelijk gecompenseerd door een sterker Pond Sterling en een sterkere Australische dollar.

De **autonome groei** voor het jaar was 3,5% (€ 184,6 miljoen), met een groeipercentage van 3,2% in het eerste halfjaar en van 3,9% in het tweede halfjaar.

Het aandeel van de **Professional Products en Services (PPS)** activiteiten in de totale netto omzet van de Groep bedroeg € 4.988,4 miljoen, ofwel 92% (2003: € 5.061,9 miljoen en 80% van de totale netto omzet over 2003). De **autonome groei** (niet aangepast voor werkdagen) voor de PPS activiteiten was 3,1% in het eerste halfjaar en 4,5% in het tweede halfjaar.

Op basis van een gelijk aantal werkdagen realiseerde de **kernactiviteit PPS** 3,2% **autonome groei** (eerste halfjaar 2004: 2,1% en tweede halfjaar 2004: 4,2%).

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

PPS Nordics leverde de **grootste bijdrage** aan de autonome omzetgroei over 2004, met aanhoudende hoge omzetten aan nutsbedrijven en de telecomindustrie, welke een lagere dan de gemiddelde brutomarge hebben.

Het **bruto omzetresultaat** over 2004 bedroeg € 1.240,7 miljoen, een daling van € 105,7 miljoen ten opzichte van het voorgaande jaar. De brutomarge nam toe van 21,2% in 2003 tot 22,9% in 2004. Deze toename geeft de veranderde samenstelling van de omzet van de Groep weer, vooral het wegvallen van het omzetaandeel van Tech Pacific en GPX met lage marges.

De **operationele lasten** namen af van € 1.373,3 miljoen in 2003 tot € 1.244,7 miljoen in 2004. De operationele lasten namen met € 24,3 miljoen af als gevolg van wisselkoersmutaties en met € 103,3 miljoen als gevolg van desinvesteringen. Kostenbesparingen van circa € 46,1 miljoen als gevolg van het terugbrengen van het aantal arbeidsplaatsen, werden teniet gedaan door € 23,4 miljoen aan kosteninflatie en kostenstijgingen van € 21,7 miljoen. Het merendeel van de kostenstijgingen houdt verband met aan het herstel gerelateerde kosten, zoals voorzieningen voor bonussen voor lokaal personeel en kosten in het kader van operationele verbeteringsprojecten, vrachtkosten verband houdend met de logistieke reorganisatie in het Verenigd Koninkrijk en andere kosten met een eenmalig karakter.

EBITDA (voor bijzondere posten) was € 41,0 miljoen voor 2004, een stijging van € 0,4 miljoen ten opzichte van 2003, en een stijging van € 45,5 miljoen ten opzichte van 2003 op vergelijkbare basis. De EBITDA marge was 0,8%, versus 0,6% in 2003.

Hagemeyer is in 2003 gestart met een programma om het **aantal arbeidsplaatsen terug te brengen**. Mutaties in het aantal arbeidsplaatsen ultimo 2004 en ultimo 2003 zijn in onderstaande tabel weergegeven:

Mutaties in werkelijk aantal FTE's	2004	2003
Aantal FTE's per 1-1	**19.057**	**22.510**
Reductie aantal FTE's als gevolg van netto effect van desinvesteringen/acquisities	**(787)**	**(2.032)**
Mutaties in FTE's bij de bedrijven		
PPS Europa	*(275)*	*(968)*
PPS Noord-Amerika	*(251)*	*(266)*
PPS Azië-Pacific	*-*	*67*
ACE	*(38)*	*(189)*
Corporate en overige	*(26)*	*(65)*
	(590)	**(1.421)**
Totale mutatie in FTE's	**(1.377)**	**(3.453)**
Aantal FTE's per 31-12	**17.680**	**19.057**

Per 31 december 2004 bedroeg het werkelijk aantal arbeidsplaatsen 17.680, ten opzichte van 19.057 per 31 december 2003. Van de afname van 1.377 arbeidsplaatsen in 2004 zijn er 787 toe te schrijven aan desinvesteringen. Het merendeel van de afname van 590 arbeidsplaatsen bij de bedrijven vond plaats in PPS Duitsland, het Verenigd Koninkrijk en Noord-Amerika. In de tweede helft van 2004 werd het terugbrengen van het aantal arbeidsplaatsen in het Verenigd Koninkrijk enkele maanden opgeschort om het service niveau tijdens de implementatie van het nieuwe logistieke model op peil te houden. In Mexico werd een belangrijk contract terug gewonnen. Voor dit contract was het nodig om extra personeel aan te trekken. Dit verhoogde het aantal arbeidsplaatsen met circa 100 meer dan in het oorspronkelijke plan.

EBITA voor bijzondere posten over 2004 was € 1,4 miljoen negatief, een verbetering van € 7,9 miljoen ten opzichte van de EBITA over 2003. Op vergelijkbare basis verbeterde de EBITA met € 50,1 miljoen, van € 51,5 miljoen negatief in 2003 tot € 1,4 miljoen negatief in 2004.

Netto bijzondere posten over 2004 bedroegen € 32,2 miljoen (2003: € 126,0 miljoen) en zijn nader gespecificeerd in Bijlage VI. De grootste componenten zijn een netto boekwinst, voornamelijk verband houdend met de desinvesteringen van Tech Pacific, GPX en de retail activiteiten in Duitsland, en de amortisatie en afschrijving van immateriële activa, die vooral ICT gerelateerd zijn.

Gedurende het jaar werd € 25,6 miljoen van de **herstructurerings- en reorganisatie-voorzieningen** van eind 2003 aangewend. Hiervan is circa € 23,3 miljoen aangewend in verband met de reorganisatie in de PPS activiteiten. Hierin waren kosten begrepen voor de stroomlijning van de logistieke infrastructuur, de rationalisering van het vestigingennetwerk in Europa en Noord-Amerika en het terugbrengen van het aantal arbeidsplaatsen. Het resterende bedrag van € 2,3 miljoen had voornamelijk betrekking op reorganisaties en het terugbrengen van het aantal arbeidsplaatsen in de Agencies/Consumer Electronics activiteiten en op leegstaand gehuurd onroerend goed. Per 31 december 2004 bedroeg de totale herstructurerings- en reorganisatie-voorziening € 26,9 miljoen (€ 40,8 miljoen per ultimo 2003).

Het **aandeel in het resultaat van deelnemingen** nam toe van € 5,9 miljoen in 2003 tot € 9,1 miljoen in 2004. De toename houdt voornamelijk verband met Hagemeyers resterende belang van 31,5% in het resultaat van Tech Pacific, dat van 1 juni 2003 tot 1 november 2004 onder deze post werd verantwoord.

De **netto financiële lasten** namen af van € 122,0 miljoen in 2003 tot € 83,6 miljoen in 2004. In de netto financiële lasten over 2003 was een bedrag van € 45,0 miljoen begrepen voor 'standstill' kosten en advieskosten verbandhoudend met de herfinanciering van de onderneming. In de financiële lasten over 2004 is voorts een bedrag van € 18,5 miljoen begrepen verband houdend met de herfinanciering. Zoals eerder gemeld is in deze kosten een eenmalige 'make whole payment' aan bepaalde 'note holders' begrepen (€ 11,8 miljoen), als gevolg van de succesvolle aandelenemissie in februari 2004. De rentevoordelen ten gevolge van de lagere gemiddelde schuld ten opzichte van 2003 werden tenietgedaan door hogere rentepercentages.

De post **belastingen** bedroeg € 24,8 miljoen, inclusief een afschrijving van € 19,6 miljoen van actieve belasting latentie.

Het **netto resultaat** over 2004 was € 164,1 miljoen negatief (2003: € 318,0 miljoen negatief). Per aandeel verbeterde het netto resultaat van € 2,91 negatief in 2003 tot € 0,32 negatief in 2004 (op basis van het per jaareinde werkelijk aantal uitstaande aandelen). Als gevolg van de aandelenemissie van februari 2004 nam het **aantal uitstaande aandelen** toe tot 516.091.042 per 31 december 2004 (109.459.256 per 31 december 2003).

Financiële positie

De **totale vaste activa** bedroegen per jaareinde € 2.320,2 miljoen, een afname van € 283,2 miljoen ten opzichte van 31 december 2003. Het netto effect van acquisities en desinvesteringen heeft geleid tot een afname van de totale activa met € 55,7 miljoen. Wisselkoersmutaties hadden een negatief effect van € 67,6 miljoen.

De post **immateriële activa** bedroeg per jaareinde € 495,7 miljoen. Hiervan had € 34,7 miljoen betrekking op geactiveerde uitgaven voor softwarelicenties en handelsnamen. In 2004 werden de niet-gealloceerde gekapitaliseerde kosten voor software volledig afgeschreven, resulterende in een bijzondere last van € 39,6 miljoen. Voorts is per 31 december 2004 een bedrag van € 461,0 miljoen aan geactiveerde goodwill begrepen in de immateriële activa.

Het **eigen vermogen** nam toe van € 542,5 miljoen ultimo 2003 tot € 777,9 miljoen ultimo 2004. Deze stijging is het gevolg van de aandelenemissie in februari 2004 met een netto opbrengst van € 433,8 miljoen, gedeeltelijk tenietgedaan door het netto verlies van € 164,1 miljoen over 2004 en een negatief effect van wisselkoersmutaties van € 34,4 miljoen.

Het **gemiddelde netto werkkapitaal** als percentage van de omzet voor de Groep nam af van 15,1% in 2003 tot 13,9% in 2004. De PPS activiteiten realiseerden een verbetering van 16,4% vorig jaar tot 14,2% in 2004. Dit resulteerde in een afname van het gemiddelde werkkapitaal van meer dan € 100 miljoen ten opzichte van 2003. Het gemiddelde netto werkkapitaal als percentage van de omzet voor de Agencies/Consumer Electronics activiteiten nam toe van 19,4% vorig jaar tot 21,3% in 2004, gedeeltelijk als gevolg van de desinvestering van GPX per 1 april 2004, een onderneming met een relatief laag werkkapitaalbeslag.

Het totale **netto werkkapitaal** bedroeg op 31 december 2004 € 705,4 miljoen (2003: € 749,0 miljoen) en het netto handelswerkkapitaal van de groep bedroeg € 853,3 miljoen (2003: € 923,1 miljoen). Het niet-handelswerkkapitaal van € 147,9 miljoen negatief (2003: € 174,1 miljoen negatief) bestaat voornamelijk uit te ontvangen en te betalen belastingen, overlopende posten en vooruitbetaalde kosten.

De **vrije kasstroom** (voor opbrengst van desinvesteringen) voor 2004 was € 75,8 miljoen negatief (20003: € 137,6 miljoen negatief). De positieve kasstromen uit EBITDA voor bijzondere posten (€ 41,0 miljoen), de afname van het werkkapitaal (€ 36,1 miljoen) en ontvangen dividenden (€ 3,7 miljoen), werden overtroffen door negatieve kasstromen als gevolg van financiële lasten (€ 73,0 miljoen), buitengewone herstructureringskosten (€ 50,6 miljoen), wijzigingen in overige voorzieningen (€ 1,9 miljoen), belastingen (€ 11,5 miljoen) en koop en verkoop van vaste activa (€ 19,6 miljoen).

De **netto rentedragende schuld** van de Groep nam af van € 926,9 miljoen ultimo 2003 tot € 476,4 miljoen per 31 december 2004. De afname met € 450,5 miljoen, bestond uit een afname als gevolg van het netto effect van de aandelenemissie in 2004 (€ 439,9 miljoen), een afname van € 93,4 miljoen verband houdend met de netto kasstroom van acquisities en desinvesteringen, een toename van € 75,8 miljoen als gevolg van een negatieve vrije kasstroom en een toename van € 7,0 miljoen als gevolg van mutaties in vreemde valuta. In de netto schuld is vanaf uitgiftedatum 5 februari 2004, € 150 miljoen aan achtergestelde converteerbare obligaties opgenomen.
De afname van de netto schuld met € 192,1 miljoen in het laatste kwartaal van 2004 was voornamelijk het gevolg van een seizoensmatig lager werkkapitaal, vooral als gevolg van een afname van debiteuren en voorraden. Een andere belangrijke 'cash inflow' was het bedrag van € 83,2 miljoen dat Hagemeyer ontving als gevolg van de verkoop van het belang van 31,5% in Tech Pacific. De aan Hagemeyer ter beschikking staande financieringsfaciliteiten werden dienovereenkomstig teruggebracht. De niet-gebruikte senior leningfaciliteiten van Hagemeyer bedroegen per 31 december 2004 circa € 250 miljoen.

Hagemeyer beziet momenteel de mogelijkheden om het schuld- en aflossingsprofiel te optimaliseren en overweegt de mogelijkheid een converteerbare achtergestelde obligatielening uit te geven. De opbrengst hiervan zal worden aangewend om een deel van de senior schuld af te lossen.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Professional Products en Services (PPS)

Kerncijfers *(voor bijzondere posten)* *(x € miljoen)*	**2004**	**2003**
Netto omzet	**4.988,4**	5.061,9
Autonome groei (op basis van gelijk aantal werkdagen)	**3,2%**	(7,1%)
Bruto omzetresultaat	**1.108,6**	1.132,1
Brutomarge	***22,2%***	*22,4%*
Operationele lasten	**(1.111,2)**	(1.178,5)
Operationele lasten als % van de omzet	***(22,3%)***	*(23,3%)*
Overige operationele (lasten)/baten	**1,4**	3,7
EBITA	**(1,2)**	(42,7)
EBITA als % van de omzet	***0%***	*(0,8%)*
13 maands gemiddeld netto werkkapitaal	**706,9**	827,7
Gemiddeld netto werkkapitaal als % van 12 maands omzet	***14,2%***	*16,4%*

(x € miljoen)	**Netto omzet 2004**	Netto omzet 2003	Verschil	Autonome groei	Acquisities/ Desinvesteringen	Effect wisselkoers mutaties
PPS Europa	**3.334,1**	3.353,3	(19,3)	138,4	(163,4)	5,8
PPS Noord-Amerika	**1.192,3**	1.254,8	(62,5)	42,4	6,1	(111,0)
PPS Azië-Pacific	**462,1**	453,8	8,3	1,9	(4,6)	11,0
PPS Totaal	**4.988,4**	5.061,9	(73,5)	182,6	(162,0)	(94,2)

De **netto omzet** voor de PPS activiteiten voor 2004 bedroeg € 4.988,4 miljoen (2003: € 5.061,9 miljoen). Onzekerheid over de financiële positie van de onderneming had een negatief effect op de omzet in het eerste kwartaal van 2004.

De **autonome omzetgroei** (op basis van gelijk aantal werkdagen) voor de totale PPS activiteiten over het eerste kwartaal van 2004 was een bescheiden 0,2%, maar nam later in het jaar toe, vooral in het vierde kwartaal, waarin een autonome groei van 4,7% gerealiseerd werd, de hoogste omzetgroei in enig kwartaal sinds 2000. De autonome groei over het hele jaar 2004 was 3,2%. De mutaties in de omzet, de autonome groei en het effect van acquisities/desinvesteringen en wisselkoersmutaties zijn in bovenstaande tabel weergegeven.

De **brutomarge** van onze PPS activiteiten nam af met 20 basispunten (van 22,4% in 2003 tot 22,2% in 2004). Deze geringe afname werd veroorzaakt door het feit dat de marge zich in het eerste kwartaal nog negatief ontwikkelde en door de spectaculaire groei van omzet met een lagere brutomarge aan telecom- en nutsbedrijven in de regio Nordics. Exclusief de Nordics steeg de brutomarge voor het jaar met 30 basispunten. Deze verbetering is voornamelijk het resultaat van de toegenomen aandacht voor de brutomarge in de gehele onderneming, een verbetering in het inzicht in de brutomarge en in management en controle en een nauwere samenwerking en partnerschap met onze leveranciers.

De **operationele lasten** namen af van € 1.178,5 miljoen in 2003 tot € 1.111,2 miljoen in 2004. Deze daling met € 67,3 miljoen is als volgt samengesteld: € 17,1 miljoen als gevolg van wisselkoersmutaties, € 45,5 miljoen als gevolg van desinvesteringen en een netto kostenverlaging van € 4,7 miljoen. Dit laatste was het resultaat van kostenbesparingen van circa € 41,2 miljoen als gevolg van het terugbrengen van het aantal arbeidsplaatsen,

grotendeels tenietgedaan door een kosteninflatie van € 20,7 miljoen en kostenstijgingen met € 15,8 miljoen. Het merendeel van deze stijging houdt verband met turnaround gerelateerde bonussen voor lokaal personeel, kosten in het kader van operationele verbeteringsprojecten, vrachtkosten verband houdend met de logistieke reorganisatie in het Verenigd Koninkrijk en andere kosten met een eenmalig karakter. Nadere details van de operationele lasten zijn in onderstaande tabel weergegeven.

x € miljoen)	**Operationele lasten 2004**	Operationele lasten 2003	Verschil	Onder - liggende mutatie	Inflatie	Acquisities/ Desinvesteringen	Wisselkoers mutaties
PPS Europa	**749,8**	808,9	(59,1)	(28,1)	12,0	(47,7)	4,7
PPS Noord-Amerika	**263,9**	280,3	(16,4)	(0,6)	5,9	2,5	(24,2)
PPS Azië-Pacific	**97,4**	89,2	8,2	3,4	2,7	(0,3)	2,4
PPS Totaal	**1.111,2**	1.178,5	(67,3)	(25,4)	20,7	(45,5)	(17,1)

EBITDA voor bijzondere posten nam af van € 42,7 miljoen negatief vorig jaar tot € 1,2 miljoen negatief in 2004.

Het **gemiddelde netto werkkapitaal** als percentage van de omzet verbeterde verder van 16,4% in 2003 tot 14,2% als gevolg van een aanzienlijk verbeterde werkkapitaal productiviteit.

Het **netto handelswerkkapitaal** bedroeg per 31 december 2004 € 759,1 miljoen, een afname van € 56,7 miljoen ten opzichte van 31 december 2003. In deze afname is een daling als gevolg van wisselkoersmutaties van € 16,2 miljoen begrepen.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Europa

Kerncijfers *(voor bijzondere posten)* *(x € miljoen)*	**2004**	**2003**
Netto omzet	**3.334,1**	3.353,3
Autonome groei (op basis van gelijk aantal werkdagen)	**3,3%**	(8,0%)
Bruto omzetresultaat	**734,6**	759,2
Brutomarge	***22,0%***	*22,6%*
Operationele lasten	**(749,8)**	(808,9)
Operationele lasten als % van de omzet	***(22,5%)***	*(24,1%)*
Overige operationele (lasten)/baten	**1,2**	3,1
EBITA	**(14,0)**	(46,6)
EBITA als % van de omzet	***(0,4%)***	*(1,4%)*
13 maands gemiddeld netto werkkapitaal	**447,5**	538,7
Gemiddeld netto werkkapitaal als % van 12 maands omzet	***13,4%***	*16,1%*

De **netto omzet** over 2004 bedroeg € 3.334,1 miljoen, een afname van € 19,2 miljoen ten opzichte van 2003. Door het netto effect van acquisities en desinvesteringen nam de omzet af met € 163,4 miljoen. Wisselkoersmutaties hadden een positief effect van € 5,8 miljoen op de omzet.

De **autonome groei** (op basis van een gelijk aantal werkdagen) voor 2004 was 3,3% (€ 138,4 miljoen). De autonome groei versnelde van 2,9% over het eerste halfjaar tot 3,6% in de tweede helft van het jaar.

Het **bruto omzetresultaat** over 2004 bedroeg € 734,6 miljoen, een afname van € 24,6 miljoen ten opzichte van 2003. De brutomarge nam af van 22,6% in 2003 tot 22,0% in 2004. Deze afname van 60 basispunten was het gevolg van het feit dat de brutomarge zich in het eerste kwartaal van 2004 nog negatief ontwikkelde en de spectaculaire groei van omzet met een lagere brutomarge aan telecom- en nutsbedrijven in de regio Nordics. Indien deze negatieve effecten op de brutomarge buiten beschouwing worden gelaten, was er sprake van een verbetering van de brutomarge.

De **operationele lasten** namen af van € 808,9 miljoen in 2003 tot € 749,8 miljoen in 2004. De lasten namen met € 4,7 miljoen toe als gevolg van wisselkoersmutaties, terwijl desinvesteringen (voornamelijk Stokvis Tapes en Retail Duitsland) resulteerden in een daling van de lasten met € 47,7 miljoen. De onderliggende afname voor de resterende bedrijven bedroeg € 28,1 miljoen. Deze kostenbesparingen, voornamelijk in PPS Duitsland en het Verenigd Koninkrijk, werden gedeeltelijk tenietgedaan door kostenstijgingen van circa € 12,0 miljoen als gevolg van kosteninflatie.

Het **aantal arbeidsplaatsen** nam af tot 10,101 per 31 december 2004, een afname van 804 ten opzichte van 31 december 2003. Het aandeel van desinvesteringen en het beëindigen van activiteiten (vooral Retail Duitsland) in deze afname is 529 arbeidsplaatsen. PPS Duitsland en Hagemeyer UK leverden de belangrijkste bijdrage aan de resterende afname van het aantal arbeidsplaatsen met 275.

EBITA voor bijzondere posten verbeterde van € 46,6 miljoen negatief in 2003 tot € 14,0 miljoen negatief in 2004. Als percentage van de netto omzet verbeterde de EBITA marge van 1,4% negatief in 2003 tot 0,4% negatief in 2004. Aangepast voor de desinvesteringen in 2003, is op vergelijkbare basis sprake van een verbetering van € 37,5 miljoen.

Het **gemiddelde netto werkkapitaal** als percentage van de omzet voor PPS Europa verbeterde van 16,1% in 2003 tot 13,4% in 2004.

Verenigd Koninkrijk
Hoewel in 2004 aanzienlijke voortgang werd geboekt, blijft onze onderneming in het Verenigd Koninkrijk de belangrijkste uitdaging in de turnaround.

De autonome groei voor het Verenigd Koninkrijk in 2004 was 4,6%. De autonome groei over het vierde kwartaal bedroeg 2,4%. De afname van de groei gedurende de laatste maanden van het jaar werd voornamelijk veroorzaakt door de start van het uitrollen van het nieuwe gedecentraliseerde logistieke model, hetgeen onvermijdelijk enige verstoring van het verkoopproces bij Newey & Eyre met zich mee bracht. Het logistieke model in het Verenigd Koninkrijk wordt gewijzigd omdat het nationale distributiecentrum in Runcorn niet aan onze verwachtingen voldeed. Het serviceniveau van Newey & Eyre kon slechts op peil gehouden worden door het inzetten van een groot aantal tijdelijke krachten in Runcorn. Bovendien namen de vrachtkosten toe als gevolg van een groot aantal spoedzendingen tussen de vestigingen. Hierdoor kon het kostenniveau in het Verenigd Koninkrijk niet sneller worden teruggebracht. Daarom is besloten om tot een meer gedecentraliseerd en eenvoudiger logistiek model over te gaan, waarbij gebruik gemaakt wordt van een aantal regionale distributiecentra. Het volledig uitrollen van de regionale distributiecentra zal naar verwachting medio 2005 afgerond zijn. Dit nieuwe logistieke model zal niet alleen leiden tot een verbeterde en meer stabiele service, maar ook tot een afname van kosten en voorraden.

De brutomarge in het Verenigd Koninkrijk verbeterde aanzienlijk in 2004 en de kosten werden teruggebracht ondanks de logistieke problemen.

EBITA voor bijzondere posten voor de onderneming in het Verenigd Koninkrijk verbeterde met £ 27,9 miljoen (€ 41,5 miljoen) van £ 75,6 miljoen negatief (€ 111,6 miljoen negatief op basis van 2004 wisselkoersen) in 2003 tot £ 47,7 miljoen (€ 70,1 miljoen) negatief in 2004.

Duitsland
De autonome groei in Duitsland was 7,9% negatief in 2004. De daling werd gedurende het jaar geleidelijk aan steeds minder. De omzet aan de industriële sector liet in de tweede helft van het jaar een goed herstel zien, maar de Duitse bouwmarkt blijft zwak. In de loop van 2004 werden alle interne oorzaken voor de omzetdaling in Duitsland weggenomen en is de marketing en verkooporganisatie aanzienlijk versterkt.

Nordics
De regio Nordics was zeer succesvol in 2004 en realiseerde 12,4% autonome groei. Dit kwam voornamelijk uit hoge verkoopniveaus aan telecom- en nutsbedrijven, met lagere marges dan de gemiddelde brutomarge. In de voor de Nordics regio gerapporteerde omzetcijfers is de omzet van de activiteiten in China begrepen, waar in 2004 sprake was van een positieve ontwikkeling. De totale omzet van China bedroeg in 2004 ruim
€ 40 miljoen.

Spanje
Bij PPS Spanje was in 2004 sprake van een autonome omzetgroei van 5,0%. De omzetgroei werd gesteund door een sterke bouwmarkt.

Noord-Amerika

Kerncijfers *(voor bijzondere posten)* *(x € miljoen)*	**2004**	**2003**
Netto omzet	**1.192,3**	1.254,8
Autonome groei (op basis van een gelijk aantal werkdagen)	**3,7%**	(7,4%)
Bruto omzetresultaat	**272,5**	270,1
Brutomarge	***22,9%***	*21,5%*
Operationele lasten	**(263,9)**	(280,3)
Operationele lasten als % van de omzet	***(22,1%)***	*(22,3%)*
Overige operationele (lasten)/baten	**0,2**	0,6
EBITA	**8,8**	(9,6)
EBITA als % van de omzet	***0,7%***	*(0,8%)*
13 maands gemiddeld netto werkkapitaal	**195,3**	231,0
Gemiddeld netto werkkapitaal als % van 12 maands omzet	***16,4%***	*18,4%*

De **netto omzet** voor 2004 was € 1.192,3 miljoen, een daling van € 62,5 miljoen ten opzichte van 2003 (€ 1.254,8 miljoen). Door het netto effect van acquisities en desinvesteringen nam de omzet toe met € 6,1 miljoen, terwijl wisselkoersmutaties een negatief effect op de omzet hadden van € 111,0 miljoen.

De **autonome omzetgroei** van PPS Noord-Amerika in 2004 was 3,7%. De autonome groei nam toe van 1,6% in het eerste halfjaar tot 5,8% in het tweede halfjaar.

De PPS activiteiten in de **Verenigde Staten** realiseerden een autonome groei van 4,6%. Dit is het gevolg van een sterke markt in de Verenigde Staten, aanzienlijk verbeterde serviceniveaus en verschillende belangrijke nieuw verworven Integrated Supply contracten.

Het **bruto omzetresultaat** over 2004 bedroeg € 272,5 miljoen, of wel 22,9% als percentage van de omzet (2003: 21,5%). Deze verbetering van de brutomarge werd veroorzaakt door een intensievere aandacht voor de marge, in combinatie met het stopzetten van enkele activiteiten en contracten met lagere marges.

De **operationele lasten** van PPS Noord-Amerika namen in 2004 met € 16,4 miljoen af tot € 263,9 miljoen, voornamelijk als gevolg van wisselkoersmutaties (€ 24,2 miljoen). Als gevolg van het netto effect van acquisities en desinvestering namen de kosten toe met € 2,5 miljoen. Inflatie had een kostenstijging van € 5,9 miljoen tot gevolg. De geringe onderliggende kostendaling van € 0,6 miljoen is voornamelijk het gevolg van kosten verbandhoudend met het herstel van de activiteiten in de Verenigde Staten, zoals voorzieningen voor personeelsbonussen en advieskosten in het kader van operationele verbeteringsprojecten, evenals kosten met een incidenteel karakter. Aangepast voor deze kosten, was sprake van een afname van de onderliggende kostenbasis met circa € 12 miljoen. De belangrijkste oorzaak van de afname van de kostenbasis zijn besparingen als gevolg van het terugbrengen van het aantal arbeidsplaatsen.

Het **aantal arbeidsplaatsen** nam af tot 4.909 per 31 december 2004, een daling van 251 ten opzichte van 31 december 2003. Als gevolg van het effect van acquisities in 2004 nam het aantal arbeidsplaatsen toe met 85. Het merendeel van de afname van het aantal arbeidsplaatsen vond plaats bij de bedrijven in de Verenigde Staten en Mexico.

EBITA voor bijzondere posten voor 2004 was € 8,8 miljoen (2003: € 9,6 miljoen negatief. EBITA als percentage van de omzet was 0,7%.

Gedurende 2004 was voor PPS Noord-Amerika sprake van een verdere verbetering van het **gemiddeld netto werkkapitaal** tot 16,4% (2003: 18,4%).

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Azië-Pacific

Kerncijfers *(voor bijzondere posten)* *(x € miljoen)*	**2004**	**2003**
Netto omzet	**462,1**	453,8
Autonome groei (op basis van een gelijk aantal werkdagen)	**1,4%**	1,3%
Bruto omzetresultaat	**101,5**	102,8
Brutomarge	***22,0%***	*22,6%*
Operationele lasten	**(97,4)**	(89,2)
Operationele lasten als % van de omzet	***(21,1%)***	*(19,7%)*
Overige operationele (lasten)/baten	**0**	0
EBITA	**4,0**	13,5
EBITA als % van de omzet	***0,9%***	*3,0%*
13 maands gemiddeld netto werkkapitaal	**64,1**	57,9
Gemiddeld netto werkkapitaal als % van 12 maands omzet	***13,9%***	*12,8%*

Er was sprake van een geringe toename van de **netto omzet** van € 453,8 miljoen in 2003 tot € 462,1 miljoen in 2004. Hierin is een negatief effect van desinvesteringen van € 4,6 miljoen begrepen en een positief effect van wisselkoersmutaties van € 11,0 miljoen.

De **autonome groei** over 2004 bedroeg 1,4% (€ 1,9 miljoen). De autonome groei over het eerste halfjaar was 2,3% negatief en over het tweede halfjaar 4,8% positief.

De daling van de omzet in **Australië** in het eerste deel van het jaar werd voornamelijk veroorzaakt door het feit dat een groot aantal verkoop-medewerkers werd aangetrokken door de concurrentie, een ontoereikend productaanbod als gevolg van voorraadmanagement problemen en een verstoring van het serviceniveau als gevolg van de verhuizing van ons regionale distributiecentrum in Melbourne. Deze problemen werden in het eerste kwartaal opgelost, de omzetdaling werd gestopt en in het vierde kwartaal was weer sprake van een autonome omzetgroei van 4,9%.

Het **bruto omzetresultaat** in 2004 was € 101,5 miljoen, of wel 22,0% als percentage van de omzet (2003: 22,6%). De afname van de brutomarge werd voornamelijk veroorzaakt door een aanhoudende druk op de prijzen en problemen met de service in Australië.

De **operationele lasten** voor PPS Azië-Pacific namen met € 8,2 miljoen toe tot € 97,4 miljoen in 2004. Wisselkoersmutaties en desinvesteringen hadden respectievelijk een negatief effect van € 2,4 miljoen en een positief effect van € 0,3 miljoen. De feitelijke kostenstijging bedroeg derhalve € 6,1 miljoen. Deze toename werd voornamelijk veroorzaakt door hogere ICT kosten na de implementatie van het nieuwe ERP systeem en hogere personeelskosten om de leveringsproblemen op te lossen.

EBITA voor bijzondere posten voor 2004 was € 4,0 miljoen (2003: € 13,5 miljoen). EBITA als percentage van de omzet bedroeg 0,9%.

De productiviteit van het **werkkapitaal** verslechterde en resulteerde in een stijging van de werkkapitaal ratio tot 13,9% (2003: 12,8%). Dit werd voornamelijk veroorzaakt door een toename van de voorraden in het eerste kwartaal om het serviceniveau te verbeteren.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Agencies/Consumer Electronics (ACE)

Kerncijfers *(voor bijzondere posten)* *(x € miljoen)*	**2004**	**2003**
Netto omzet	**438,3**	598,7
Autonome groei (niet aangepast voor werkdagen)	**0,5%**	(0,7%)
Bruto omzetresultaat	**132,1**	173,4
Brutomarge	***30,1%***	*29,0%*
Operationele lasten	**(110,2)**	(140,1)
Operationele lasten als % van de omzet	***(25,1%)***	*(23,4%)*
Overige operationele (lasten)/baten	**0,5**	14,7
EBITA	***22,4***	*48,0*
EBITA als % van de omzet	***5,1%***	*8,0%*
13 maands gemiddeld netto werkkapitaal	**93,5**	115,5
Gemiddeld netto werkkapitaal als % van 12 maands omzet	***21,3%***	*19,4%*

De **netto omzet** van de Agencies/Consumer Electronics activiteiten in 2004 was € 438,3 miljoen, een daling met € 160,4 miljoen ten opzichte van 2003. Wisselkoersmutaties hadden een negatief effect van € 12,5 miljoen op de omzet. Het negatieve effect van desinvesteringen, met name GPX en de Puma activiteiten, bedroeg € 149,8 miljoen.

De **autonome groei** van de ACE activiteiten in 2004 was 0,5%. De autonome groei was 3,9% in het eerste halfjaar en 2,7% negatief in het tweede halfjaar.

De **brutomarge** nam toe, voornamelijk als gevolg van de gewijzigde samenstelling van de activiteiten.

De **operationele lasten** namen af van € 140,1 miljoen in 2003 tot € 110,2 miljoen in 2004. Wisselkoersmutaties en desinvesteringen (Puma Japan en GPX) droegen respectievelijk € 7,0 miljoen en € 29,5 miljoen aan deze daling bij.

Aangepast voor desinvesteringen en wisselkoersmutaties namen de operationele lasten met € 6,6 miljoen toe, voornamelijk als gevolg van een toename van aan de omzet gerelateerde kosten en een eenmalige vrijval van een voorziening in 2003.

In 2004 werd een **EBITA voor bijzondere posten** gerealiseerd van € 22,4 miljoen (2003: € 48,0 miljoen). Het verschil wordt gedeeltelijk verklaard door een eenmalige vergoeding van € 13,9 miljoen ontvangen voor de overdracht van de Puma activiteiten, die in 2003 onder overige bedrijfsopbrengsten was geboekt. De EBITA op vergelijkbare basis voor 2003 was € 22,5 miljoen.

De productiviteit van het werkkapitaal verslechterde en resulteerde in een toename van de werkkapitaal ratio tot 21,3% (2003: 19,4%), gedeeltelijk toe te schrijven aan de desinvestering van GPX per 1 april 2004. GPX had een relatief laag werkkapitaal beslag.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

VOORUITZICHTEN

- Ten opzichte van 2004 verwachten wij voor 2005:
  - Een verdere toename van de omzet, mits onze markten niet verslechteren;
  - Besparingen in de operationele lasten te realiseren die tenminste de inflatoire en volume gerelateerde kostenmutaties zullen compenseren;
  - Een verbetering van onze EBITA marge als percentage van de omzet;
  - Te voldoen aan de financiële convenanten per 31 december 2005 ten aanzien van de senior leningfaciliteiten. Wij gaan er daarbij van uit dat de netto cash betaalde bijzondere posten (zoals opgenomen in de definitie van de interest cover) in 2005 de € 40 miljoen niet te boven zullen gaan;
  - Een aanzienlijke verdere daling van ons netto verlies.
- Voor 2006 verwachten wij een positief netto resultaat.
- Wij herhalen onze Return on Invested Capital (ROIC) doelstelling voor 2007 van circa 9% voor onze PPS activiteiten. Dit is voor bijzondere posten, inclusief op het moment van acquisitie van de betrokken ondernemingen geactiveerde goodwill, exclusief hoofdkantoor-kosten en uitgaande van een jaarlijkse autonome omzetgroei van 3 tot 5%.

DIVIDEND

In het kader van de herfinancierings-overeenkomsten is Hagemeyer met haar financiers overeengekomen om geen dividend uit te keren, tenzij de interest cover ratio tenminste 3,5:1 bedraagt en de netto senior schuld/EBITDA ratio niet hoger is dan 3,00:1. Aangezien niet aan deze voorwaarden werd voldaan zal over 2004 geen dividend worden uitgekeerd.

JAARVERSLAG/ ALGEMENE VERGADERING VAN AANDEELHOUDERS

Hagemeyers jaarverslag over 2004 zal begin april 2005 beschikbaar zijn. De jaarlijkse algemene vergadering van aandeelhouders zal gehouden worden op 26 april 2005 om 14.00 uur in de Heianzaal van Hotel Okura Amsterdam, Ferdinand Bolstraat 333 in Amsterdam.

Naarden, 23 februari 2005
HAGEMEYER N.V.
Raad van Bestuur

Bijlagen: I - IX

Dit persbericht bevat bepaalde *forward-looking statements*. Alle mededelingen anders dan beschrijvingen van historische feiten die in dit persbericht zijn opgenomen, met inbegrip van, onder andere, mededelingen met betrekking tot onze verwachte toekomstige financiële resultaten en positie, bedrijfsstrategie en de plannen en doelstellingen van het management in verband met toekomstige activiteiten, zijn *forward-looking statements*. Deze *forward-looking statements* zijn gebaseerd op de huidige verwachtingen en projecties met betrekking tot toekomstige gebeurtenissen, met inbegrip van talrijke veronderstellingen over onze toekomstige bedrijfsstrategieën, activiteiten en de omstandigheden waarin wij zullen handelen in de toekomst. Deze *forward-looking statements* bevatten bekende en onbekende risico's, onzekerheden, veronderstellingen en andere factoren met betrekking tot Hagemeyer die tot gevolg kunnen hebben dat de werkelijke resultaten in belangrijke mate kunnen afwijken van hetgeen in deze *forward looking statements* is aangegeven. Dergelijke factoren zijn onder meer: ons vermogen om onze operationele prestaties te verbeteren, onze inkomsten te verhogen en onze marges te vergroten, ons vermogen om kosten te reduceren en verliezen te verminderen, ons vermogen om onze schuldenlast te verminderen, de mogelijkheid dat onze liquiditeitsbehoefte onze verwachte behoefte overtreft, ons vermogen om onze relaties met leveranciers, verzekeraars en klanten te behouden, ons vermogen om ons marktaandeel te behouden in de landen waarin wij actief zijn, de ontwikkeling van de wereldeconomie, in het bijzonder met betrekking tot de vraag naar bouw- en installatieproducten, elektrotechnische materialen en veiligheids-, 'maintenance, repair and operations' producten en onze verwachte resultaten in de toekomst. U wordt gewaarschuwd op geen enkele *forward-looking statements* af te gaan. Deze *forward-looking statements* hebben betrekking op onze situatie per de datum van dit persbericht. Wij hebben geen enkele intentie noch de verplichting om *forward-looking statements* te actualiseren na verspreiding van dit persbericht.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Bijlage I

Geconsolideerde winst- en verliesrekening over het kalenderjaar

(x € 1.000)	**2004**	2003
Netto-omzet	**5.426.745**	6.337.791
Kostprijs van de omzet	**(4.186.029)**	(4.991.373)
Bijzondere kostprijs van de omzet	**(4.681)**	(65.399)
Bruto-omzetresultaat	**1.236.035**	1.281.019
Operationele lasten voor afschrijving goodwill	**(1.244.693)**	(1.373.347)
Overige netto-bedrijfsopbrengsten	**2.552**	17.590
Bijzondere operationele lasten	**(27.475)**	(62.438)
Afschrijving goodwill	**(31.008)**	(33.816)
Bedrijfsresultaat	**(64.589)**	(170.992)
Aandeel in resultaat deelnemingen	**9.089**	5.850
Bijzonder aandeel in resultaat deelnemingen	**-**	1.120
Financiële baten en lasten	**(83.633)**	(121.964)
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**(139.133)**	(285.986)
Belastingen	**(24.817)**	(32.550)
Aandeel van derden	**(117)**	512
Resultaat na belastingen	**(164.067)**	(318.024)

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Bijlage II

Geconsolideerde balans per 31 december
(voor resultaatbestemming)

(x € 1.000)	2004	2003
Activa		
Vaste activa		
Immateriële vaste activa	**495.724**	585.095
Materiële vaste activa	**147.241**	185.125
Financiële vaste activa	**42.761**	65.556
Actieve belastinglatentie	**23.126**	44.712
	708.852	880.488
Vlottende activa		
Voorraden	**591.877**	615.422
Handelsdebiteuren	**838.871**	836.259
Overige vorderingen en overlopende activa	**66.717**	72.763
Liquide middelen	**113.915**	198.530
	1.611.380	1.722.974
Totaal activa	**2.320.232**	2.603.462
Passiva		
Eigen vermogen	**777.852**	542.502
Aandeel van derden	**-**	59
Achtergestelde leningen	**-**	150.000
Achtergestelde converteerbare obligatielening	**150.000**	-
Langlopende schulden		
Voorzieningen	**160.058**	195.236
Langlopende schulden	**436.290**	735
Overige langlopende verplichtingen	**1.081**	1.323
	597.429	197.294
Kortlopende schulden		
Handelscrediteuren en overige kortlopende schulden	**792.031**	740.215
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	**2.920**	973.392
	794.951	1.713.607
Totaal passiva	**2.320.232**	2.603.462

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Bijlage III

Geconsolideerd mutatie-overzicht van het eigen vermogen

(x € 1.000)	**2004**	2003
Eigen vermogen per 1 januari	**542.502**	928.575
Resultaat na belastingen	**(164.067)**	(318.024)
Netto opbrengst van de uitgifte van aandelen	**433.825**	-
Dividend op gewone aandelen	**-**	(19.702)
Koersverschillen	**(34.408)**	(48.347)
Eigen vermogen per 31 december	**777.852**	542.502

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Bijlage IV

Geconsolideerd kasstroomoverzicht over het kalenderjaar

(x € 1.000)	**2004**	2003
Bedrijfsactiviteiten		
Bedrijfsresultaat na bijzondere posten [1]	**(64.589)**	(170.992)
Afschrijvingen	**113.336**	83.880
Bijzondere posten zonder kasstroomeffect	**(58.345)**	29.344
Mutaties in werkkapitaal:		
- Voorraden	**(3.943)**	38.195
- Vorderingen	**(25.202)**	148.210
- Handels- en overige crediteuren	**65.226**	(120.618)
Mutaties in voorzieningen	**(1.933)**	(8.674)
Operationele kasstroom	**24.550**	(655)
Ontvangen rente	**3.592**	5.766
Ontvangen dividenden uit deelnemingen	**3.700**	1.782
Betaalde rente en soortgelijke kosten	**(76.591)**	(115.170)
Betaalde belastingen	**(11.505)**	(16.560)
Netto-kasstroom uit bedrijfsactiviteiten	**(56.254)**	(124.837)
Investeringen		
Aankoop vaste activa	**(28.263)**	(39.181)
Verkoop vaste activa	**8.708**	48.415
Verwerving van dochtermaatschappijen, na aftrek van liquide middelen	**(4.350)**	(4.857)
Desinvesteringen van / (investeringen) in dochtermaatschappijen, overige deelnemingen en overige investeringen	**96.380**	210.492
Saldo van overige investeringen en vorderingen	**1.370**	8.479
Netto-kasstroom uit investeringsactiviteiten	**73.845**	223.348
Financieringsactiviteiten		
Opname van langlopende leningen en overige financieringsmiddelen	**585.572**	213.941
Aflossing van langlopende leningen en overige financieringsmiddelen	**(876.495)**	(208.974)
Uitgifte van aandelen	**439.944**	-
Dividenden betaald aan aandeelhouders	**-**	(21.985)
Netto-kasstroom uit financieringsactiviteiten	**149.021**	(17.018)
Toename van liquide middelen	**166.612**	81.493
[1] Netto-kasstroom uit bijzondere posten (met uitzondering van opbrengsten van desinvesteringen en opbrengsten uit de verkoop van vaste activa)	**(50.617)**	(98,413)

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Bijlage IV vervolg

(x € 1.000)	**2004**	2003
Mutatie in liquide middelen		
Per 1 januari	**(45.815)**	(115.745)
Toename van liquide middelen	**166.612**	81.493
Koersverschillen	**(9.138)**	(11.563)
Per 31 december	**111.659**	(45.815)
Liquide middelen omvatten:		
Liquide middelen en effecten	**113.915**	198.530
Schulden aan kredietinstellingen	**(2.256)**	(244.345)
	111.659	(45.815)

Samenstelling van de vrije kasstroom

	2004	2003
Netto liquide middelen van (gebruikt in) operationele Activiteiten	**(56.254)**	(124.837)
Aankoop van vaste activa	**(28.263)**	(39.181)
Verkoop van vaste activa	**8.708**	48.415
Aan aandeelhouders uitgekeerd dividend	**-**	(21.985)
Vrije kasstroom	**(75.809)**	(137.588)

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Bijlage V

Overzicht autonome groei

	Totaal jaar 2004	Kw. 4 2004	Kw. 3 2004	Kw. 2 2004	Kw. 1 2004	Totaal jaar 2004[1]	Kw. 4 2004[1]	Kw. 3 2004[1]	Kw. 2 2004[1]	Kw. 1 2004[1]
PPS Europa	**4,3%**	**5,8%**	**3,3%**	**6,6%**	**1,6%**	**3,3%**	**4,3%**	**2,9%**	**4,9%**	**0,9%**
Duitsland	*(6,5%)*	*0,4%*	*(8,6%)*	*(10,1%)*	*(7,7%)*	*(7,9%)*	*(2,7%)*	*(10,0%)*	*(13,1%)*	*(6,2%)*
Verenigd Koninkrijk	*5,1%*	*2,4%*	*4,9%*	*9,4%*	*3,8%*	*4,6%*	*2,4%*	*4,9%*	*9,4%*	*2,1%*
Overig Europa	*10,6%*	*11,1%*	*9,7%*	*14,9%*	*6,3%*	*9,3%*	*9,5%*	*9,6%*	*13,1%*	*4,8%*
PPS Noord Amerika	**3,7%**	**4,5%**	**6,1%**	**1,8%**	**2,5%**	**3,7%**	**6,0%**	**5,9%**	**2,2%**	**1,0%**
Verenigde Staten	*4,6%*	*4,8%*	*8,2%*	*3,1%*	*2,2%*	*4,6%*	*6,5%*	*8,2%*	*3,1%*	*0,6%*
PPS Azië-Pacific	**0,4%**	**2,7%**	**1,4%**	**1,9%**	**-4,4%**	**1,4%**	**4,1%**	**2,4%**	**1,6%**	**(6,3%)**
PPS totaal	**3,8%**	**5,2%**	**3,8%**	**4,9%**	**1,3%**	**3,2%**	**4,7%**	**3,5%**	**3,9%**	**0,2%**
Agencies/CE	**0,5%**	**(8,4%)**	**4,3%**	**8,6%**	**(1,0%)**					
Totaal Groep	**3,5%**	**4,0%**	**3,8%**	**5,2%**	**1,1%**					

[1] Autonome groei op basis van hetzelfde aantal werkdagen, gezien de aanzienlijke verschillen in tijdstippen waarop vrije dagen vallen

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Bijlage VI

Analyse van de netto bijzondere posten

De netto bijzondere last per 31 december 2004 bedroeg € 32,2 miljoen negatief en is als volgt samengesteld:

€ 44,7 miljoen	Netto boekwinst op desinvesteringen (heeft voornamelijk betrekking op de desinvesteringen van het resterende aandeel in Tech Pacific, de desinvesteringen van GPX en Retail Duitsland)
(€ 39,6 miljoen)	Amortisatie en afschrijving van immateriële vaste activa, voornamelijk betrekking hebbend op ICT
(€ 11,3 miljoen)	Bijzondere posten met betrekking tot regelgeving en risico management
(€ 10,4 miljoen)	Bijzondere posten verband houdend met het terugbrengen van het aantal arbeidsplaatsen
(€ 4,4 miljoen)	Bijzondere posten verband houdend met de herstructurering van het vestigingen netwerk (voornamelijk verband houden met leegstaande huurpanden in Duitsland, de Verenigde Staten en Australië, alsmede boekwinsten en –verliezen op vaste activa, exclusief kosten verband houdend met het terugbrengen van het aantal arbeidsplaatsen en sluiting/desinvestering van Retail Duitsland.)
(€ 3,4 miljoen)	Bijzondere posten verband houdend met de herstructurering van magazijnen (inclusief rationalisatie van voorraden, verplaatsing van magazijnen en andere daarmee verband houdende kosten)
(€ 3,3 miljoen)	Bijzondere posten verband houdend met de herstructurering van shared service centers
(€ 4,5 miljoen)	Verschillende overige bijzondere posten

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Bijlage VII

Financieel overzicht op vergelijkbare basis
- GEEN ACCOUNTANTSCONTROLE TOEGEPAST -
- aangepast voor het effect van desinvesteringen en/of overdracht van Tech Pacific (ITPS), Stokvis Tapes Groep (PPS) en Puma (ACE) -

	Werkelijk			Op vergelijkbare basis		
	Halfjaar 1 2004	Halfjaar 2 2004	Totaal jaar 2004	Halfjaar 1 2003	Halfjaar 2 2003	Totaal jaar 2003
Hagemeyer Groep						
Netto omzet	2,645	2,782	5,427	2,678	2,883	5,561
Bruto omzetresultaat	609	632	1,241	624	643	1,267
Operationele lasten	640	604	1,244	672	651	1,323
Overige netto opbrengsten	(1)	(1)	(2)	(1)	(3)	(4)
EBITDA (voor bijzondere posten)	(8)	49	41	(22)	17	(5)
EBITA (voor bijzondere posten)	(30)	29	(1)	(47)	(5)	(52)
Als percentage van netto omzet						
Bruto omzetresultaat	*23.0%*	*22.7%*	*22.9%*	*23.3%*	*22.3%*	*22.8%*
Operationele lasten	*24.2%*	*21.7%*	*22.9%*	*25.1%*	*22.6%*	*23.8%*
EBITDA	*(0.3%)*	*1.8%*	*0.8%*	*(0.8%)*	*0.6%*	*(0.1%)*
EBITA	*(1.1%)*	*1.0%*	*(0.0%)*	*(1.8%)*	*(0.2%)*	*(0.9%)*
PPS						
Netto omzet	2,429	2,559	4,988	2,442	2,554	4,996
Bruto omzetresultaat	545	564	1,109	558	550	1,108
Operationele lasten	571	540	1.111	592	568	1,160
Overige netto bedrijfsopbrengsten	-	(1)	(1)	(2)	(2)	(4)
EBITDA (voor bijzondere posten)	(6)	44	38	(10)	2	(8)
EBITA (voor bijzondere posten)	(26)	25	(1)	(32)	(16)	(48)
Als percentage van netto omzet						
Bruto omzetresultaat	*22.4%*	*22.0%*	*22.2%*	*22.9%*	*21.5%*	*22.2%*
Operationele lasten	*23.5%*	*21.1%*	*22.3%*	*24.2%*	*22.2%*	*23.2%*
EBITDA	*(0.2%)*	*1.7%*	*0.8%*	*(0.4%)*	*0.1%*	*(0.2%)*
EBITA	*(1.1%)*	*1.0%*	*0.0%*	*(1.3%)*	*(0.6%)*	*(1.0%)*
Agencies & CE						
Netto omzet	217	221	438	236	329	565
Bruto omzetresultaat	65	67	132	66	93	159
Operationele lasten	57	53	110	63	73	136
Overige netto bedrijfsopbrengsten	-	-	-	(1)	1	-
EBITDA (voor bijzondere posten)	9	16	25	5	24	29
EBITA (voor bijzondere posten)	8	14	22	2	21	23
Als percentage van netto omzet						
Bruto omzetresultaat	*29.8%*	*30.4%*	*30.1%*	*27.8%*	*28.3%*	*28.1%*
Operationele lsten	*26.2%*	*24.1%*	*25.1%*	*26.9%*	*22.1%*	*24.1%*
EBITDA	*4.3%*	*7.1%*	*5.7%*	*2.0%*	*7.3%*	*5.1%*
EBITA	*3.7%*	*6.5%*	*5.1%*	*0.6%*	*6.4%*	*4.0%*
Overige activiteiten & hoofdkantoor						
EBITDA	(12)	(10)	22	(17)	(9)	(26)
EBITA	(12)	(10)	22	(17)	(10)	(27)

Bijlage VIII

IFRS Impact Analyse

De impact analyse die in deze bijlage wordt gegeven is richtinggevend voor de te verwachten impact van de introductie van IFRS. De definitieve verwerking in de financiële verslaggeving kan nog afwijken. Bovendien is deze analyse nog niet door onze externe accountants gecontroleerd.

Vanaf 1 januari 2005 zal Hagemeyer IFRS toepassen. De onderneming is goed gevorderd met de voorbereiding van de implementatie van IFRS. Naar verwachting zullen de nieuwe standaarden vooral van invloed zijn op de financiële verslaggeving met betrekking tot:

- Pensioenen;
- Lease-overeenkomsten;
- Goodwill;
- Financiële instrumenten;
- Beloning in aandelen en opties op aandelen;

IFRS kent geen *bijzondere baten en lasten.* In plaats daarvan moeten opbrengsten en kosten die materieel zijn afzonderlijk worden verantwoord in de winst- en verliesrekening. Onderstaande impactanalyse is om die reden na verwerking van bijzondere baten en lasten, zoals momenteel verantwoord onder Nederlandse richtlijnen.

Pensioenen

Hagemeyer kent een aantal toegezegde pensioenregelingen (defined benefit regelingen) en toegezegde bijdrage-regelingen (defined contribution regelingen). Op het moment worden in de balans van Hagemeyer alleen opgenomen de feitelijke financieringsverplichtingen en/of vorderingen van Hagemeyer met betrekking tot deze regelingen. Met uitzondering van enkele niet materiële regelingen, worden noch de verplichtingen noch de bezittingen van de betreffende pensioenfondsen in de balans van de Vennootschap verantwoord.

Vanaf 1 januari 2005, zullen de pensioenlasten en -baten worden verwerkt in overeenstemming met IAS 19, als gevolg waarvan voor defined benefit regelingen de reële waarde van de bezittingen en de actuariële waarde van de pensioen-verplichtingen in de balans van de Vennootschap worden opgenomen. Deze bezittingen en verplichtingen worden jaarlijks opnieuw gewaardeerd. Een eventuele herwaardering wordt via de winst- en verliesrekening verwerkt. Dit kan bij bedrijven met defined benefit regelingen resulteren in relatief sterke schommelingen in de pensioenlasten en –baten, alsmede de balansposten.

De verwerking van defined contribution regelingen zal niet belangrijk afwijken van de huidige praktijk.

Hagemeyers grootste defined benefit regelingen betreffen de meerderheid van de werknemers in Nederland en het Verenigd Koninkrijk. De defined benefit regeling voor het Verenigd Koninkrijk is op 5 april 2002 beëindigd en daarna voortgezet als een defined contribution regeling.

Het saldo van de reële waarde van de bezittingen en de actuariële waarde van de pensioenverplichtingen voor de defined benefit regeling in het Verenigd Koninkrijk onder IAS 19 wordt per 1 januari 2004 geschat op een tekort van £ 64 miljoen (€ 90 miljoen). Het totale tekort van de overige defined benefit regelingen, inclusief Nederland, is per dezelfde datum naar verwachting niet groter dan € 10 miljoen. Bij eerste toepassing van IAS 19, per 1 januari 2004, zal het totale tekort direct ten laste van het eigen vermogen van Hagemeyer gebracht worden. Hoewel het volledige tekort van de betreffende pensioenfondsen als verplichting op de balans van de vennootschap is verantwoord,

resulteert dit niet in uitgaande kasstromen op korte termijn.

De feitelijke financieringsverplichtingen van Hagemeyer worden bepaald door de overeenkomsten met de betreffende pensioenfondsen. Als zodanig heeft de toepassing van IFRS uiteraard geen invloed op deze financieringsverplichtingen.

Aangezien de bezittingen en verplichtingen van de betreffende defined benefit pensioenfondsen jaarlijks opnieuw worden gewaardeerd, en een eventuele herwaardering via de winst- en verliesrekening wordt verwerkt, kan toepassing van IAS 19 resulteren in relatief sterke schommelingen van de pensioenlasten en –baten, echter met een enigszins dempende werking door de toepassing van een corridor.

Lease-overeenkomsten

Op 1 januari 2004 had Hagemeyer een totaal van € 600 miljoen aan resterende lease- en huurverplichtingen. De meerderheid van deze verplichtingen heeft betrekking op het netwerk van vestigingen en magazijnen.

Vanaf 1 januari 2005 zal Hagemeyer IAS 17 toepassen, als gevolg waarvan bestaande lease- en huurovereenkomsten mogelijk niet langer als operationele lease-overeenkomsten kunnen worden aangemerkt, maar als financiële lease-overeenkomsten moeten worden verwerkt in de balans van de Vennootschap. Dit resulteert in het verantwoorden in de balans van zowel de resterende lease-verplichtingen, als de daaraan gerelateerde materiële vaste activa, waar eerder sprake was van niet uit de balans blijkende verplichtingen.

Hagemeyer heeft het onderzoek naar het effect van IAS 17 op de verantwoording van haar vele lease-overeenkomsten nog niet volledig afgerond. Gezien de aanzienlijke verplichtingen worden materiële aanpassingen verwacht. Op grond van de tot nu toe verrichte werkzaamheden verwacht Hagemeyer dat het totaal van de onder IAS 17 in de balans van de Vennootschap op te nemen financiële leaseverplichtingen de gerelateerde materiële vaste activa overstijgen met tussen € 30 miljoen en € 60 miljoen. Bij eerste toepassing, op 1 januari 2004, wordt dit verschil in mindering gebracht op het eigen vermogen van de Vennootschap.

De hieraan verbonden kosten, die nu in de winst- en verliesrekening worden verantwoord als operationele lease kosten, worden onder IAS 17 grotendeels vervangen door afschrijving van materiële vaste activa en rentekosten uit financiële lease contracten. Op grond van de tot nu toe verrichte werkzaamheden, zullen de operationele kosten als gevolg van de introductie van IAS 17 afnemen met € 10 - € 20 miljoen. Zowel afschrijvingen als rentekosten zullen echter naar verwachting elk toenemen met € 5 - € 10 miljoen. Per saldo zal de impact op de netto winst (het verschil tussen de lineaire afschrijving en de annuïtaire aflossingscomponent van de lease-termijnen) naar verwachting niet materieel zijn.

Goodwill

Op 31 december 2004 was de waarde van de goodwill in de balans van Hagemeyer € 461 miljoen. Deze goodwill wordt lineair afgeschreven over de geschatte levensduur, met een maximum van 20 jaar. De reële waarde van de goodwill wordt jaarlijks getoetst, waarna een afboeking voor bijzondere waardevermindering kan volgen.

Hagemeyer zal IFRS 3 toepassen, als gevolg waarvan de post goodwill niet langer zal worden afgeschreven. In plaats daarvan zal jaarlijks de reële waarde van de goodwill worden getoetst. De afschrijving op goodwill was in 2004 € 31 miljoen. Tot dusverre zijn geen afboekingen uit hoofde van bijzondere waardevermindering noodzakelijk geweest. De afschrijving op goodwill in 2004 zal bij toepassing van IFRS per 1 januari 2004 ongedaan worden gemaakt.

Financiële instrumenten

De belangrijkste wijziging bij toepassing van IAS 32 en IAS 39 betreft de waardering van financiële instrumenten en derivaten in de balans van de Vennootschap.

Hagemeyers huidige 'interest rate swaps' zullen niet in aanmerking komen voor 'hedge-accounting' bij toepassing van IAS 39. Dientengevolge moeten deze instrumenten bij toepassing van IAS 32 in de balans van de Vennootschap worden opgenomen en gewaardeerd op reële waarde (ongeveer € 0,3 miljoen per 1 januari 2004 en € 0,7 miljoen negatief per 31 december 2004), en zullen latere herwaarderingen ten laste of ten gunste van het resultaat komen.

Onder IFRS wordt Hagemeyers converteerbare lening, welke onderdeel was van de herfinanciering in februari 2004, in de balans van de Vennootschap gesplitst in twee afzonderlijke componenten; een eigen vermogen component en een schuld component.

Aangezien de converteerbare lening echter een optie kent om deze contant te voldoen (cash settlement option), moet de volledige lening, inclusief de eigen vermogen component, onder IFRS worden geclassificeerd als schuld. In Hagemeyers balans wordt deze schuld derhalve gesplitst in de posten; 1) *converteerbare achtergestelde lening 2) conversie optie,* beide deel van het risicodragend vermogen en de netto totale schuld.

De schuld component, *converteerbare achtergestelde lening*, wordt in de balans verantwoord tegen de netto contante waarde, resulterend in een jaarlijkse disconteringslast, die wordt verantwoord onder de financiële baten en lasten (uiteindelijk, bij expiratie, wordt de schuld component gewaardeerd op nominale waarde). De netto contante waarde van de schuld component was op 31 december 2004 € 130,5 miljoen.

De eigen vermogen component, *conversie optie,* wordt onder IFRS jaarlijks geherwaardeerd naar marktwaarde. De toe- of afname van de marktwaarde wordt in de winst- en verliesrekening verantwoord onder de financiële baten en lasten. De marktwaarde van de optie was op 31 december 2004 € 31,5 miljoen (€ 23,4 miljoen bij uitgifte in februari 2004), wat resulteert in € 8,1 miljoen hogere financiële lasten in 2004.

Tenslotte hebben wij een in een contract besloten derivaat (embedded derivatives) geïdentificeerd met een marktwaarde van € 3 miljoen. Onder IFRS wordt dit actief afzonderlijk in de balans van de Vennootschap opgenomen en jaarlijks geherwaardeerd op marktwaarde. De toe- of afname van de marktwaarde wordt in de winst- en verliesrekening verantwoord onder de financiële baten en lasten.

Beloning in aandelen en opties op aandelen

Hagemeyer kent een aandelen- en optieprogramma voor haar (vooral hogere) werknemers. De toekenning van aandelen en opties is in het algemeen gekoppeld aan voorwaarden die het onmogelijk maken deze te realiseren binnen drie jaar na de datum van toekenning. Na deze wachtperiode van drie jaar kennen vrijwel alle toegekende opties een uitoefenperiode van vijf jaar. De uitoefenprijs van de opties is in de meeste gevallen gelijk aan de koers per aandeel op het moment van toekenning.

Bij toepassing van IFRS 2 wordt de waarde van de toegekende aandelen en opties over de wachtperiode van drie jaar ten laste van het resultaat van de Vennootschap gebracht en gecrediteerd in het eigen vermogen resulteerde in hogere personeelskosten. De reële waarde van de toegekende opties wordt berekend volgens een waarderings-model voor opties. IFRS 2 is alleen van toepassing op toekenningen na 7 november 2002.

De toepassing van IFRS 2 zal naar verwachting geen materiële invloed hebben op de resultaten en het vermogen van Hagemeyer.

De reële waarde van de in 2004 toegekende aandelen en opties wordt geschat op € 1,5 miljoen. Dit bedrag wordt bij toepassing van IFRS 2 in drie jaar ten laste van het resultaat van de Vennootschap gebracht (gemiddeld € 0,5 miljoen per jaar).

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Samenvatting

Op grond van de tot nu toe verrichte werkzaamheden, kan de te verwachten impact van de introductie van IFRS als volgt worden samengevat:

(Alle bedragen in € miljoen)		Geen accountantscontrole toegepast	
Gerapporteerd eigen vermogen per 31 december 2003			543
Aanpassingen bij eerste toepassing IFRS per 1 januari 2004			
Impact op activa			
Finance lease activa (IAS 17)	60 - 80		
Financieel actief - embedded derivative + interest rate swaps (IAS 32/39)	3		
Netto impact op activa		63 - 83	
Impact op verplichtingen			
Finance lease verplichtingen (IAS 17)	(90) - (140)		
Netto verplichting defined benefit pensioenregelingen (IAS 19)	(100)		
Netto impact op verplichtingen		(190) - (240)	
Netto impact aanpassingen bij eerste toepassing IFRS			(127) - (157)
Eigen vermogen per 1 januari 2004 aangepast voor IFRS			416 - 386
Gerapporteerd eigen vermogen per 31 december 2004			778
Aanpassingen bij eerste toepassing IFRS per 1 januari 2004			(127) - (157)
Aanpassingen voor IFRS op het netto resultaat voor 2004			
Impact op EBITDA			
Lagere operationele kosten door herclassificatie leases (IAS 17)	10 - 20		
Additionele impact op EBIT			
Hogere afschrijving op finance lease activa (IAS 17)	(5) - (10)		
Netto impact op EBIT		5 - 10	
Additionele impact op financiële baten en lasten			
Hogere rentelasten op finance lease contracten (IAS 17)	(5) - (10)		
Impact uit hoofde van interest rate swaps (IAS 32/39)	(1)		
Disconteringskosten converteerbare achtergestelde lening (IAS 32/39)	(4)		
Herwaardering converteerbare achtergestelde optie (IAS 32/39)	(8)		
Netto impact op financiële baten en lasten		(18) - (23)	
Geen amortisatie goodwill (IFRS 3)		31	
Netto impact van IFRS op het netto resultaat voor 2004			18
Eigen vermogen per 31 december 2004 onder IFRS			669 - 639

De definitieve verwerking in de financiële verslaggeving kan nog afwijken. Bovendien is deze analyse nog niet door onze externe accountants gecontroleerd.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Bijlage IX

Verklarende Woordenlijst

Autonome groei	Omzet in de lopende periode tegen de huidige wisselkoers, onder aftrek van omzet in de basis periode tegen de huidige wisselkoers, aangepast voor omzet van geacquireerde en gedesinvesteerde bedrijfsonderdelen
Autonome groei als percentage van de omzet	Autonome groei als percentage van de omzet in de basis periode tegen de huidige wisselkoers, aangepast voor omzet uit bedrijven die sinds de basis periode gedesinvesteerd zijn
Brutomarge	Bruto omzetresultaat als percentage van de omzet
Bruto omzetresultaat	Netto omzet onder aftrek van kostprijs van de omzet
EBITA voor bijzondere posten	Resultaat voor rente, belasting, afschrijvingen, amortisatie van goodwill en bijzondere posten
EBITA na bijzondere posten	Resultaat na rente, belasting, afschrijvingen, amortisatie van goodwill en bijzondere posten
EBITDA voor bijzondere posten	Resultaat voor rente, belasting, amortisatie van goodwill en bijzondere posten
EBITDA na bijzondere posten	Resultaat na rente, belasting, amortisatie van goodwill en bijzondere posten
Financiële convenanten	Hagemeyer dient aan zekere financiële convenanten voor haar senior schuldfaciliteiten per 31 december 2005. Deze convenanten zijn gebaseerd op 12 maands voortschrijdende basis. Per 31 december 2005 mag de ratio netto senior schuld / EBITDA voor bijzondere posten niet hoger zijn dan 5,5. De interest cover ratio (EBITDA exclusief bijzondere posten (na cash betaalde bijzondere posten) gedeeld door totale netto rente) mag niet lager zijn dan 1,5.
FTE	Full Time Equivalent (volledige arbeidsplaats)
Gemiddeld netto werkkapitaal	Gemiddeld netto werkkapitaal over 13 maanden als percentage van 12 maands voorschrijdende omzet
Netto handelswerkkapitaal	Voorraden en handelsdebiteuren onder aftrek van handelscrediteuren
Netto rentedragende schuld	Lang- en kortlopende rentedragende leningen en converteerbare achtergestelde obligaties, onder aftrek van liquide middelen
Netto resultaat per gewoon aandeel	Netto resultaat per aandeel, gebaseerd op het aantal uitstaande aandelen aan het eind van de periode, afgerond op hele Eurocenten
Netto werkkapitaal	Netto handelswerkkapitaal, overige lopende vorderingen en vooruitbetalingen, onder aftrek van overige lopende passiva
Vrije kasstroom voor desinvesteringen	Netto vrije kasstroom uit bedrijfsactiviteiten, onder aftrek van investeringen, voor desinvesteringen en acquisities van bedrijfsonderdelen
2003 resultaten op vergelijkbare basis	Resultaten 2003 aangepast voor het effect van desinvestering en/of beëindiging van Tech Pacific, Stokvis Tapes Groep en Puma

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Contact details

HAGEMEYER N.V.
Rijksweg 69
1411 GE Naarden
Nederland
Tel: 035 -6957676
Fax 035-6944396
www.hagemeyer.com

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE - FULL YEAR RESULTS 2004

Highlights

- **2004 performance fully in line with outlook as previously communicated**
- **Full-year 2004 sales of € 5.4 billion, 3.5% organic growth [1]**
- **EBITDA HY2 2004 of € 49 million, like-for-like € 32 million better than HY2 2003 EBITDA**
- **Net loss FY 2004 at € 164million, almost half 2003 net loss**
- **Free cash flow (before proceeds from divestments) HY2 2004 of € 63 million positive; € 76 million negative for the full year**
- **PPS average net working capital as a percentage of sales reduced to 14.2% (2003: 16.4%)**
- **Hagemeyer may consider issuing a subordinated convertible bond to optimise its current financing structure**

Key data *(x € million)*	**2004**	**2003**	**2003 Like-for-like [2]**
Net sales	**5,426.7**	6,337.8	5,561.1
EBITDA (before exceptional items)	**41.0**	40.6	(4.5)
EBITA (before exceptional items)	**(1.4)**	(9.3)	(51.5)
Exceptional items	**(32.2)**	(126.0)	(183.2)
EBITA (after exceptional items)	**(33.6)**	(135.4)	(234.7)
Net result	**(164.1)**	(318.0)	
Net result per ordinary share (€) [3]	**(0.32)**	(2.91)	
Shares outstanding on December 31 (x millions)	**516.1**	109.5	
Free cash flow (before proceeds from divestments)	**(75.8)**	(137.6)	
Net interest-bearing debt	**(476.4)**	(926.9)	

[1] See glossary of terms (Annex IX)
[2] Like-for-like: adjusted for the impact of the 2003 divestments and/or transfer of Tech Pacific, Stokvis Tapes Group and Puma (not including effect of 2004 divestments)
[3] Based on actual number of shares outstanding at the end of the year

Rudi de Becker, CEO:

"Although Hagemeyer is still showing a significant loss for 2004, in line with expectations, we are nevertheless pleased with the progress made in all key areas of our business. The year 2004 was a year of recovery and rebuilding for Hagemeyer. Our main priority for 2004 was to stop further business decline and to resume growth. Our organic sales growth of 3.5% after several years of decline, the considerable improvement of our operating profit and the reduction of our net loss, the strengthening of our position in all our regions, and the improvement of our financial position are all clear indicators that the initial phase of Hagemeyer's turnaround is on track."

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Hagemeyer N.V. (such securities, the "Securities") in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities is being made in the United States.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Group financial review

Key data ***(before exceptional items)*** *(x € million)*	**2004**	**2003**
Net sales	**5,426.7**	6,337.8
Organic growth (not adjusted for working days)	**3.5%**	(4.9%)
Gross profit	**1,240.7**	1,346.4
Gross profit as % of sales	***22.9%***	*21.2%*
Operating expenses	**(1,244.7)**	(1,373.3)
Operating expenses as % of sales	***(22.9%)***	*(21.7%)*
Other operating (expense)/income	**2.6**	17.6
EBITA	**(1.4)**	(9.3)
EBITA as % of sales	***0%***	*(0.1%)*
13 months' average net working capital	**756.7**	957.1
Average net working capital as % of 12 months' sales	***13.9%***	*15.1%*

In February 2004 Hagemeyer completed a rights issue for an amount of € 460 million, in combination with an issue of € 150 million worth of subordinated convertible bonds and a major restructuring of the Company's debt.

Divestments of GPX and the retail activities in Germany were completed, effective April 1, 2004.

In 2003, Hagemeyer divested or transferred Tech Pacific, Stokvis Tapes Group and Puma, representing € 777 million of sales and € 46 million of EBITDA (before exceptional items) in 2003.

These divestments and transfers of subsidiaries and activities, as well as the refinancing, affect comparisons against the previous year.

Details of the Group's performance in 2003 on a like-for-like comparison basis (i.e. adjusted for these 2003 divestments and transfers of Tech Pacific, Stokvis Tapes Group and Puma) are included in Annex VII of this press release.

Net sales in 2004 were € 5,426.7 million, compared to € 6,337.8 million in 2003. The net effect of divestments and acquisitions led to a decrease in sales of € 989.0 million. This mainly concerned the disposals of Tech Pacific, Stokvis Tapes Group, GPX and the retail activities in Germany. Foreign exchange rates had a negative effect on sales of € 106.7 million, mainly due to the weakening of the USD in the course of 2004, partly offset by a stronger GBP and AUD.

For the full year, **organic sales growth** was 3.5% (€ 184.6 million), with growth of 3.2% in the first half of the year and 3.9% in the second half.

The **Professional Products and Services (PPS)** business accounted for € 4,988.4 million in net sales, or 92% of the Company's total net sales in 2004 (2003: € 5,061.9 million and 80% of total 2003 sales). **Organic growth** for the PPS business, not adjusted for working days, was 3.1 % in the first half of the year and 4.5% in the second half.

The **organic growth** for the **core PPS business** was 3.2% based on a same number of working days (HY1 2004: 2.1% and HY2 2004: 4.2%).

The **PPS Nordics** region was the **strongest driver** of organic growth in 2004, with continuing high sales levels in the utilities and telecom segments, which have lower than average gross margins.

Gross profit for 2004 was € 1,240.7 million, a decrease compared to the prior year of € 105.7 million. Gross margin increased from 21.2% in 2003 to 22.9 % in 2004. This increase reflects a change in the composition of the Group's sales, in particular the elimination of low margin sales of Tech Pacific and GPX.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Operating expenses decreased from € 1,373.3 million in 2003 to € 1,244.7 million in 2004. Exchange rate movements reduced operating expenses by € 24.3 million and divestments added € 103.3 million to the decrease. FTE- related cost savings of approximately € 46.1 million, were offset by cost inflation of € 23.4 million and cost increases of € 21.7 million. The majority of these cost increases were caused by turnaround-related costs, such as provisions for incentives for local staff and professional fees incurred in business improvement projects, freight expenses related to the logistics reorganisation in the UK, and other costs of an incidental nature.

EBITDA (before exceptional items) for 2004 was € 41.0 million, an increase of € 0.4 million compared to 2003, and an increase of € 45.5 million to 2003 on a like-for-like basis. The EBITDA margin was 0.8%, compared to 0.6% in 2003.

Hagemeyer has entered into an **FTE reduction programme** in 2003. Movements in the actual number of FTEs at year-end 2003 and year-end 2004 are shown in the table below:

Movement in actual number of FTEs	2004	2003
Number of FTEs at January 1	**19,057**	**22,510**
FTE reductions due to net effect of divestments/acquisitions	**(787)**	**(2,032)**
Movement in FTEs in operations		
PPS Europe	*(275)*	*(968)*
PPS North America	*(251)*	*(266)*
PPS Asia-Pacific	*-*	*67*
ACE	*(38)*	*(189)*
Corporate and other	*(26)*	*(65)*
	(590)	**(1,421)**
Total movement in FTEs	**(1,377)**	**(3,453)**
Number of FTEs at December 31	**17,680**	**19,057**

The actual number of FTEs at December 31, 2004 was 17,680, compared to 19,057 on the same date in 2003. Of the FTE reduction of 1,377 in 2004, 787 FTEs are related to divestments. PPS Germany, the UK and North America in particular contributed to the 590 FTE reduction in operations. In the second half of 2004, the headcount reduction in the UK was delayed by several months in order to maintain customer service levels during the implementation of the new logistics model. In Mexico a large contract was regained. To service this contract it was necessary to hire additional staff. Headcount was therefore approximately 100 higher than the original plan.

EBITA before exceptional items for 2004 was € 1.4 million negative, an improvement of € 7.9 million compared to 2003. On a like-for-like basis EBITA improved by € 50.1 million from € 51.5 million negative in 2003 to € 1.4 million negative in 2004.

Net exceptional charges in 2004 amounted to € 32.2 million (2003: € 126.0 million), as specified in Annex VI. The largest components were a net book gain mainly related to the divestments of Tech Pacific, GPX and the retail activities in Germany and the amortisation and write-off of intangible assets that were mostly ICT-related.

During the year, the Group utilised € 25.6 million of its end 2003 **restructuring and reorganisation provisions**. Of this amount, approximately € 23.3 million was utilised for reorganisations in the PPS business. This included costs related to the streamlining of the logistics infrastructure, the rationalisation of the branch network in Europe and North America, and the headcount reduction. The remainder of € 2.3 million mainly concerned costs for the reorganisation and headcount reduction within the Agencies/Consumer Electronics business, as well as vacant leases. At December 31, 2004, total restructuring and reorganisation provisions amounted to € 26.9 million (compared to € 40.8 million at year-end 2003).

The **share in results of associated companies** increased from € 5.9 million in 2003 to € 9.1 million in 2004, mainly as a result of the remaining investment of 31.5% in Tech Pacific, which was included in results from associated companies from June 1, 2003 to November 1, 2004.

Net financial expenses for the year decreased from € 122.0 million in 2003 to € 83.6 million in 2004. Net financial expenses in 2003 included an amount of € 45.0 million for standstill and advisory costs related to the refinancing of the Group. Net financial expenses for 2004 included a further € 18.5 million in costs related to the refinancing of the Group. As reported earlier, these costs include a non-recurring make whole- payment of € 11.8 million to certain note-holders as a consequence of the successful rights issue in February 2004. The interest cost benefits resulting from the lower average debt compared to 2003 were offset by higher interest rates.

The Group's **tax charge** was € 24.8 million, including an € 19.6 million net write-off of deferred tax assets.

Net result for 2004 was € 164.1 million negative, compared to € 318.0 million negative in 2003. Net result per share improved from € 2.91 negative in 2003 to € 0.32 negative in 2004 (based on the actual number of shares outstanding at year-end). Subsequent to the rights issue in February 2004, the actual **number of shares** outstanding increased to 516,091,042 at December 31, 2004 (109,459,256 at December 31, 2003).

Financial position

Total assets as at December 31, 2004 were € 2,320.2 million, a decrease of € 283.2 million compared to December 31, 2003. The net effect of acquisitions and divestments resulted in a decrease in total assets of € 55.7 million. Foreign exchange rate movements accounted for a decrease of € 67.6 million.

Intangible assets at December 31, 2004 were € 495.7 million. Of this amount, € 34.7 million relates to capitalised expenditure for software licenses and trade names. During 2004, the non-allocated capitalised expenses for software were fully written off, resulting in an exceptional charge of € 39.6 million. In addition, € 461.0 million of capitalised goodwill has been included as intangible asset at December 31, 2004.

Shareholders' equity increased from € 542.5 million at year-end 2003 to € 777.9 million at year-end 2004. The increase reflects the share issue in February 2004, resulting in a net contribution of € 433.8 million, partly offset by this year's net loss of € 164.1 million and the negative effect of movements in foreign exchange rates (€ 34.4 million).

Average net working capital as a percentage of net sales for the Group decreased, from 15.1 % in 2003 to 13.9 % in 2004. The PPS business achieved an improvement from 16.4% in 2003 to 14.2% in 2004, leading to a reduction of more than € 100 million of average capital employed compared to 2003. Average net working capital as a percentage of net sales of the Agencies/Consumer Electronics business increased from 19.4% in 2003 to 21.3% in 2004, partly due to the disposal of GPX as at April 1, 2004, which company had a relatively low working capital utilisation.

Total **net working capital** at December 31, 2004 amounted to € 705.4 million (2003: € 749.0 million). As at December 31, 2004, the net trading working capital for the Group amounted to € 853.3 million (2003: € 923.1 million). The non trading working capital of € 147.9 million negative (2003: € 174.1 million negative) mainly consisted of taxes receivable and payable, accrued income and expenses, and prepaid expenses.

Free cash flow (before proceeds from divestments) for 2004 was € 75.8 million negative (2003: € 137.6 million negative). The positive cash flows from EBITDA before exceptional items (€ 41.0 million), net working capital reduction (€ 36.1 million) and dividends received (€ 3.7 million) were exceeded by negative cash flows from financial expenses (€ 73.0 million), exceptional restructuring expenses (€ 50.6 million), changes in non-restructuring provisions (€ 1.9 million), taxes (€ 11.5 million), and the sale and purchase of fixed assets (€ 19.6 million).

The Group's **net interest-bearing debt** was reduced from € 926.9 million at the end of 2003 to € 476.4 million at December 31, 2004. The reduction of € 450.5 million consisted of a reduction due to the net impact in 2004 of the equity issue (€ 439.9 million), a reduction of € 93.4 million related to net cash flow from acquisitions and divestments, an increase of € 75.8 million due to negative free cash flow, and an increase of € 7.0 million due to foreign exchange rate movements. Net debt included a € 150.0 million subordinated convertible bond since the issue of the bond on February 5, 2004.

The decrease in net debt of € 192.1 million in the last quarter of 2004 was mainly the result of seasonally lower working capital, particularly following a reduction of receivables and inventory. Another important cash inflow came from the net cash consideration of € 83.2 million that Hagemeyer received from the sale of its 31.5% stake in Tech Pacific. The financing facilities available to Hagemeyer were reduced accordingly. Hagemeyer's unutilised senior loan facilities at December 31, 2004 were approximately € 250 million.

Hagemeyer is currently looking at ways to optimise its debt and maturity profile and may consider issuing a subordinated convertible bond, the proceeds of which will be used to pay down part of its senior debt.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Professional Products and Services (PPS)

Key data *(before exceptional items)* *(x € million)*	**2004**	**2003**
Net sales	**4,988.4**	5,061.9
Organic growth (based on same number of working days)	**3.2%**	(7.1%)
Gross profit	**1,108.6**	1,132.1
Gross profit as % of sales	***22.2%***	*22.4%*
Operating expenses	**(1,111.2)**	(1,178.5)
Operating expenses as % of sales	***(22.3%)***	*(23.3%)*
Other operating (expense)/income	**1.4**	3.7
EBITA	**(1.2)**	(42.7)
EBITA as % of sales	***0%***	*(0.8%)*
13 months' average net working capital	**706.9**	827.7
Average net working capital as % of 12 months' sales	***14.2%***	*16.4%*

(x € million)	**Net sales FY 2004**	Net sales FY 2003	Variance	Organic growth	Acquisitions/ divestments	Foreign exchange effect
PPS Europe	**3,334.1**	3,353.3	(19.3)	138.4	(163.4)	5.8
PPS North America	**1,192.3**	1,254.8	(62.5)	42.4	6.1	(111.0)
PPS Asia-Pacific	**462.1**	453.8	8.3	1.9	(4.6)	11.0
PPS Total	**4,988.4**	5,061.9	(73.5)	182.6	(162.0)	(94.2)

Net sales for the PPS business in 2004 amounted to € 4,988.4 million (2003: € 5,061.9 million). Uncertainty about the Group's financial position had a negative impact on sales in the first quarter of the year.

Organic sales growth (based on the same number of working days) in the first quarter was modest with 0.2% for PPS overall. However, it accelerated in the remainder of the year, in particular in the fourth quarter, with organic growth of 4.7% - the highest quarterly increase since 2000. Organic growth for the full year 2004 was 3.2%. The movements in net sales and the organic growth, acquisitions/divestments and foreign exchange effects are summarised in the table above.

Gross margin for our PPS business has deteriorated by 20 basis points during 2004 (from 22.4% in 2003 to 22.2% in 2004). This slight deterioration was the result of a still negative gross margin evolution in the first quarter and the spectacular sales growth of the lower gross margin telecom and utilities business in the Nordics region. Excluding the Nordics, our gross margin for the year improved by 30 basis points. This improvement was mainly the result of our increased focus on gross margin throughout the company, an improved gross margin transparency, management and control, and a closer cooperation and partnership with our suppliers.

Operating expenses decreased from € 1,178.5 million in 2003 to € 1,111.2 million in 2004. This € 67.3 million decrease was composed as follows: € 17.1 million resulting from exchange rate movements, € 45.5 million resulting from divestments, and a net cost reduction of € 4.7 million. This cost reduction was the result of head count-related cost savings of approximately € 41.2 million, largely offset by a cost inflation of € 20.7 million and cost increases of € 15.8 million, the majority of which were turnaround-related incentives for local staff, professional fees incurred in business improvement projects, freight expenses related to the logistics restructuring at Hagemeyer UK, and other incidental costs. For further details of the operating expenses, see the table on the next page.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

(x € million)	**Operating expenses FY 2004**	Operating expenses FY 2003	Variance	Underlying movement	Inflation	Acquisitions/ Divestments	Foreign exchange effect
PPS Europe	**749.8**	808.9	(59.1)	(28.1)	12.0	(47.7)	4.7
PPS North America	**263.9**	280.3	(16.4)	(0.6)	5.9	2.5	(24.2)
PPS Asia-Pacific	**97.4**	89.2	8.2	3.4	2.7	(0.3)	2.4
PPS Total	**1,111.2**	1,178.5	(67.3)	(25.4)	20.7	(45.5)	(17.1)

EBITA before exceptional items for 2004 improved from € 42.7 million negative in 2003 to € 1.2 million negative.

Average net working capital as a percentage of net sales improved further from 16.4 % in 2003 to 14.2 % in 2004, reflecting a substantially better working capital productivity.

Net trading working capital as at December 31, 2004 amounted to € 759.1 million, a decrease of € 56.7 million as compared to December 31, 2003. Included in this decrease is a reduction resulting from exchange rate movements of € 16.2 million.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Europe

Key data *(before exceptional items)* *(x € million)*	**2004**	**2003**
Net sales	**3,334.1**	3,353.3
Organic growth (based on same number of working days)	**3.3%**	(8.0%)
Gross profit	**734.6**	759.2
Gross profit as % of sales	***22.0%***	*22.6%*
Operating expenses	**(749.8)**	(808.9)
Operating expenses as % of sales	***(22.5%)***	*(24.1%)*
Other operating (expense)/income	**1.2**	3.1
EBITA	**(14.0)**	(46.6)
EBITA as % of sales	***(0.4%)***	*(1.4%)*
13 months' average net working capital	**447.5**	538.7
Average net working capital as % of 12 months' sales	***13.4%***	*16.1%*

Net sales for 2004 were € 3,334.1 million, a decrease of € 19.2 million compared to 2003. The net effect of acquisitions and divestments resulted in a decrease in sales of € 163.4 million. Foreign exchange rate movements had a positive effect on sales of € 5.8 million.

For the full year, **organic growth** (based on the same number of working days) was 3.3% (€ 138.4 million). Sales growth accelerated from 2.9% in the first half of the year to 3.6% in the second half.

Gross profit for the year was € 734.6 million, a decrease of € 24.6 million compared to 2003. Gross profit as a percentage of net sales decreased from 22.6% in 2003 to 22.0% in 2004. This 60 basis points gross margin decrease was the result of a still adverse gross margin evolution in the first quarter of 2004 and the spectacular sales growth of the lower margin telecom and utilities business in the Nordics region. When these negative effects on the gross margin are eliminated, gross margin has improved.

Operating expenses decreased from € 808.9 million in 2003 to € 749.8 million in 2004. Exchange rate movements increased expenses by € 4.7 million, whereas divestments (mainly Stokvis Tapes and Retail Germany) reduced expenses by € 47.7 million. The underlying cost reduction for the ongoing operations was € 28.1 million. These cost savings, mainly in PPS Germany and the UK, were partly offset by cost increases as a result of cost inflation of approximately € 12 million.

The **actual number of FTEs**, as compared to December 31, 2003, decreased by 804 to 10,101 as at December 31, 2004. Divestments and termination of activities (mainly Retail Germany) contributed 529 FTEs to this reduction. PPS Germany and Hagemeyer UK were the main contributors to the remaining FTE reduction of 275 FTEs.

EBITA before exceptional items improved from € 46.6 million negative in 2003 to € 14.0 million negative in 2004. As a percentage of net sales, the EBITA margin improved from 1.4% negative in 2003 to 0.4% negative in 2004. Adjusted for the divestments in 2003, the like-for-like comparison shows an improvement of € 37.5 million.

Average net working capital as a percentage of net sales for PPS Europe improved from 16.1 % in 2003 to 13.4 % in 2004.

UK

Although considerable progress was made during 2004, the UK operation remains our biggest turnaround challenge.

Organic sales growth for 2004 for the UK was 4.6%. Organic growth for the fourth quarter was 2.4%. This slow down in growth during the latter part of the year was mainly caused by the start of the roll-out of the new decentralised logistics model, which inevitably created some degree of sales disruption at Newey & Eyre.

We are changing our logistics model in the UK because the performance of our National Distribution Centre in Runcorn did not meet our expectations. Customer service levels for Newey & Eyre could only be maintained by using a large number of temporary staff at Runcorn. In addition, a high number of emergency shipments between branches resulted in increased freight costs. This situation prevented us from reducing our cost base in the UK faster. We therefore decided to opt for a more decentralised and simpler model, based on a number of regional distribution centres. The full roll-out of the regional distribution centres is expected to be completed by mid-2005. This new logistics model will allow us to further improve customer service while at the same time accelerating the reduction of costs and inventory.

Gross margin in the UK improved considerably in 2004 and costs were reduced despite the logistics issues.

EBITA before exceptional items for the UK operations improved by £ 27.9 million (€ 41.5 million) from £ 75.6 million negative (€ 111.6 million negative at 2004 exchange rates) in 2003 to £ 47.7 million (€ 70.1 million) negative in 2004.

Germany

Organic sales growth for Germany was 7.9% negative in 2004. However, the rate of decrease diminished continuously during the year. Whereas the industrial sales segment showed good recovery in the second half of the year, the German construction market remained weak. In the course of 2004, all internal causes of the sales decline in Germany were eliminated, and the marketing and sales organisation was considerably strengthened.

Nordics

The Nordics region was very successful in 2004 and achieved 12.4% organic growth, mainly driven by continuing high sales levels in the utilities and telecom segments, which have lower than average gross margins. Sales reported for the Nordics region include sales from operations in China, which showed a positive evolution in 2004. Total sales in China amounted to more than € 40 million in 2004.

Spain

PPS Spain achieved organic sales growth of 5.0% in 2004. Sales growth was supported by a strong construction market.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

North America

Key data *(before exceptional items)* *(x € million)*	2004	2003
Net sales	**1,192.3**	1,254.8
Organic growth (based on same number of working days)	**3.7%**	(7.4%)
Gross profit	**272.5**	270.1
Gross profit as % of sales	***22.9%***	*21.5%*
Operating expenses	**(263.9)**	(280.3)
Operating expenses as % of sales	***(22.1%)***	*(22.3%)*
Other operating (expense)/income	**0.2**	0.6
EBITA	**8.8**	(9.6)
EBITA as % of sales	***0.7%***	*(0.8%)*
13 months' average net working capital	**195.3**	231.0
Average net working capital as % of 12 months' sales	***16.4%***	*18.4%*

Net sales for 2004 were € 1,192.3 million, a decrease of € 62.5 million compared to € 1,254.8 million net sales in 2003. The net effect of acquisition and divestments had a positive effect of € 6.1 million on sales, whereas foreign exchange rate movements had a negative effect of € 111.0 million.

Overall PPS North America achieved 3.7% **organic growth.** Growth accelerated from 1.6% in the first half of the year to 5.8% in the second half.

In the US, the PPS business achieved 4.6% organic growth. This is the result of a strong US market, a considerably improved customer service and the winning of important new integrated supply contracts.

Gross profit for the year ended December 31, 2004 was € 272.5 million, or 22.9% as a percentage of net sales (2003: 21.5%). This gross margin improvement is mainly the result of an increased focus on gross margin, combined with the discontinuation of some lower margin business and contracts.

Operating expenses for PPS North America decreased by € 16.4 million to € 263.9 million in 2004, mainly as a result of a € 24.2 million reduction due to foreign exchange rate movements.

The net effect of acquisitions and divestments added € 2.5 million to the increased expenses. Inflation resulted in an increase in expenses of € 5.9 million. The limited underlying decrease in expenses of € 0.6 million is primarily a result of costs related to the turnaround of the US business, such as provisions for staff incentives, and professional fees incurred in business improvement projects, as well as other costs of an incidental nature. Adjusted for these costs, the underlying cost base was reduced by approximately € 12 million. This decrease was mainly driven by savings related to FTE reductions.

The actual **number of FTEs** in operations decreased with 251 to 4,909 as at December 31, 2004 compared to December 31, 2003. The effect of acquisitions during 2004 was an addition of 85 FTEs. The majority of the reduction relates to FTEs in the US and Mexican operations.

EBITA before exceptional items at December 31, 2004 was € 8.8 million (2003: € 9.6 million negative). EBITA as a percentage of net sales was 0.7%.

During 2004 the **average net working capital** ratio for PPS North America improved further, from 18.4% in 2003 to 16.4%.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Asia-Pacific

Key data *(before exceptional items)* *(x € million)*	**2004**	**2003**
Net sales	**462.1**	453.8
Organic growth (based on same number of working days)	**1.4%**	1.3%
Gross profit	**101.5**	102.8
Gross profit as % of sales	***22.0%***	*22.6%*
Operating expenses	**(97.4)**	(89.2)
Operating expenses as % of sales	***(21.1%)***	*(19.7%)*
Other operating (expense)/income	**0**	0
EBITA	**4.0**	13.5
EBITA as % of sales	***0.9%***	*3.0%*
13 months' average net working capital	**64.1**	57.9
Average net working capital as % of 12 months' sales	***13.9%***	*12.8%*

Net sales showed a slight increase from € 453.8 million in 2003 to € 462.1 million this year. Divestments and foreign exchange rate movements had an effect on sales of € 4.6 million negative and € 11.0 million positive, respectively.

For the full year, **organic growth** was 1.4% (€ 1.9 million). Whereas organic growth during the first half of 2004 was 2.3% negative, it was 4.8% positive during the second half.

The decrease in sales in **Australia** in the early part of the year was mainly caused by the loss of a large number of sales people to competition, unsatisfactory product availability as a result of inventory management problems and a customer service disruption caused by the move of our regional distribution centre in Melbourne. These problems were resolved in the first quarter, the sales decline bottomed out and sales growth resumed in the fourth quarter with an organic growth of 4.9%.

Gross profit for 2004 was € 101.5 million, or 22.0% as a percentage of net sales (2003: 22.6%). The decrease in gross margin was mainly due to continued pressure on pricing and service level issues in Australia.

Operating expenses for PPS Asia-Pacific increased by € 8.2 million to € 97.4 million this year. Foreign exchange rate movements and divestments contributed € 2.4 million and € 0.3 million negative respectively, to this increase. Consequently the underlying cost increase for operations was € 6.1 million. This increase was mainly due to higher ICT expenses following the implementation of the new ERP system, and higher staff expenses to solve the delivery performance issues.

EBITA before exceptional items at December 31, 2004 was € 4.0 million (2003: € 13.5 million). EBITA as a percentage of net sales was 0.9%.

Working capital productivity decreased, resulting in an increase of the working capital ratio from 12.8% in 2003 to 13.9% in 2004. This was mainly caused by an increase in inventory levels in the first quarter to improve customer service.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Agencies/Consumer Electronics (ACE)

Key data *(before exceptional items)* *(x € million)*	**2004**	**2003**
Net sales	**438.3**	598.7
Organic growth (no adjusted for working days)	**0.5%**	(0.7%)
Gross profit	**132.1**	173.4
Gross profit as % of sales	***30.1%***	*29.0%*
Operating expenses	**(110.2)**	(140.1)
Operating expenses as % of sales	***(25.1%)***	*(23.4%)*
Other operating (expense)/income	**0.5**	14.7
EBITA	**22.4**	48.0
EBITA as % of sales	***5.1%***	*8.0%*
13 months' average net working capital	**93.5**	115.5
Average net working capital as % of 12 months' sales	***21.3%***	*19.4%*

Net sales of the Agencies/Consumer Electronics activities for 2004 were € 438.3 million, a decrease of € 160.4 million compared to 2003. Foreign exchange rate movements negatively impacted sales by € 12.5 million, while € 149.8 million of the decrease was attributable to the net effect of divestments and acquisitions, mainly as a consequence of the divestment of GPX and the Puma activities. For the full year, the ACE activities generated an **organic growth** of 0.5%, with the first half of the year showing a 3.9% growth and the second half a 2.7% decline.

Gross margin increased, mainly as a result of changes in the business mix.

Operating expenses decreased from € 140.1 million in 2003 to € 110.2 million in 2004. Exchange rate movements and divestments (Puma Japan and GPX) contributed € 7.0 million and € 29.5 million respectively to this decrease. Adjusted for divestments and foreign exchange rate movements, operating expenses increased by € 6.6 million, mainly as a result of increased sales related expenses and a non-recurring release of operational provisions in 2003.

EBITA before exceptional items of € 22.4 million was achieved in 2004, as compared to € 48.0 million in 2003. The difference is partly explained by a non-recurring compensation of € 13.9 million received for the transfer of the Puma activities, included in other operating income in 2003. EBITA on a like-for-like basis was € 22.5 million in 2003.

Working capital productivity deteriorated, resulting in an increase of the working capital ratio from 19.4% in 2003 to 21.3% in 2004, partly due to the disposal of GPX as at April 1, 2004, which had a relatively low working capital utilisation.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

OUTLOOK

- Compared to 2004, we expect for 2005:
  - to further grow our sales, provided our markets do not deteriorate;
  - to achieve savings in operating costs that will at least offset inflationary and volume related cost-movements;
  - to improve our EBITA-margin as a percentage of sales;
  - to meet the financial covenants for the senior loan facilities as at December 31, 2005. We thereby expect net cash exceptional charges (as included in the interest cover definition) not to exceed € 40 million in 2005;
  - to further significantly reduce our net loss.
- For 2006 we expect a positive net result.
- We reiterate our 2007 Return on Invested Capital (ROIC) objective of approximately 9% for our PPS business. This is before exceptional items, including goodwill capitalised at the time of acquisition of the companies involved, excluding corporate expenses and assuming 3 to 5% annual organic sales growth.

DIVIDEND

Pursuant to the agreements entered into by Hagemeyer in 2004 in connection with the refinancing of the Company, no dividend can be paid out unless the interest cover ratio is at least 3.5:1 and the net senior debt/EBITDA ratio is not higher than 3.00:1. As these conditions have not been met, no dividend will be paid out for 2004.

ANNUAL REPORT/AGM

Hagemeyer's 2004 Annual Report will be published in early April. The Annual General Meeting of Shareholders will be held at 14.00 hours on April 26, 2005 in the Heianzaal of Hotel Okura Amsterdam, Ferdinand Bolstraat 333 in Amsterdam.

Naarden, February 23, 2005
HAGEMEYER N.V.
Board of Management

Annexes: I - IX

This press release includes forward-looking statements. All statements other than statements of historical fact included in this press release, including, without limitation, those regarding our expected future financial performance or position, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including numerous assumptions regarding our present and future business strategies, operations and the environment in which we will operate in the future. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors relating to the company that could cause actual results to differ materially from those in the forward-looking statements. These factors include: our ability to enhance operational performance, increase our sales and improve our margins; our ability to reduce spending and losses; our ability to continue to reduce our indebtedness; our liquidity needs exceeding expected levels; our ability to maintain our relationships with suppliers, insurers and customers; our ability to maintain our market share in the markets in which we operate; the state of the global economy, particularly as it relates to the demand for construction and installation products, and electrical materials and safety, maintenance, repair and operations products; and our anticipated future results. You should not place undue reliance on these forward-looking statements, which speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Annex I

Consolidated Profit and Loss Account for the year ended December 31

(x € 1,000)	**2004**	2003
Net Sales	**5,426,745**	6,337,791
Cost of sales	**(4,186,029)**	(4,991,373)
Exceptional cost of sales	**(4,681)**	(65,399)
Gross Profit	**1,236,035**	1,281,019
Operating expenses excluding amortisation of goodwill	**(1,244,693)**	(1,373,347)
Other operating income - net	**2,552**	17,590
Exceptional operating expenses	**(27,475)**	(62,438)
Goodwill amortisation	**(31,008)**	(33,816)
Operating Profit / (Loss)	**(64,589)**	(170,992)
Share in results of associated companies	**9,089**	5,850
Exceptional share in results of associated companies	**-**	1,120
Financial expense - net	**(83,633)**	(121,964)
Profit / (Loss) before Taxes	**(139,133)**	(285,986)
Taxes	**(24,817)**	(32,550)
Minority interest	**(117)**	512
Net result	**(164,067)**	(318,024)

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Annex II

Consolidated Balance Sheet as at December 31
(Before appropriation of net result)

(x € 1,000)	2004	2003
Assets		
Non-current Assets		
Intangible fixed assets	**495,724**	585,095
Tangible fixed assets	**147,241**	185,125
Financial fixed assets	**42,761**	65,556
Deferred taxes	**23,126**	44,712
	708,852	880,488
Current Assets		
Inventories	**591,877**	615,422
Trade receivables	**838,871**	836,259
Other receivables and prepayments	**66,717**	72,763
Cash and deposits	**113,915**	198,530
	1,611,380	1,722,974
Total assets	**2,320,232**	2,603,462
Shareholders' Equity and Liabilities		
Shareholders' Equity	777,852	542,502
Minority Interest	-	59
Subordinated Debt	-	150,000
Subordinated Convertible Bond	**150,000**	0
Non-current Liabilities		
Provisions	**160,058**	195,236
Long-term debt	**436,290**	735
Other long-term liabilities	**1,081**	1,323
	597,429	197,294
Current Liabilities		
Trade payables and other current liabilities	**792,031**	740,215
Short-term debt and current portion of long-term debt	**2,920**	973,392
	794,951	1,713,607
Total Shareholders' Equity and Liabilities	**2,320,232**	2,603,462

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Annex III

Consolidated Statement of Changes in Shareholders' Equity

(x € 1,000)	**2004**	2003
Shareholders' equity at January 1	**542,502**	928,575
Net profit / (loss) for the year	**(164,067)**	(318,024)
Proceeds from the issue of shares	**433,825**	-
Dividends on ordinary shares	**-**	(19,702)
Effect on equity from movement in foreign exchange rates	**(34,408)**	(48,347)
Shareholders' equity at December 31	**777,852**	542,502

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Annex IV

Consolidated Statement of Cash Flow for the year ended December 31

(x € 1, 000)	2004	2003
Operating Activities		
Operating profit / (loss) after exceptional items [1] adjusted for:	**(64,589)**	(170,992)
Depreciation and amortisation	**113,336**	83,880
Non cash movement exceptional items	**(58,345)**	29,344
Changes in working capital:		
- Inventories	**(3,943)**	38,195
- Receivables	**(25,202)**	148,210
- Trade and other creditors	**65,226**	(120,618)
Changes in provisions	**(1,933)**	(8,674)
Operating cash flow	**24,550**	(655)
Interest received	**3,592**	5,766
Dividends received from associates	**3,700**	1,782
Interest paid and similar charges	**(76,591)**	(115,170)
Taxes paid	**(11,505)**	(16,560)
Net Cash from / (used in) Operational Activities	**(56,254)**	(124,837)
Investing Activities		
Purchase of fixed assets	**(28,263)**	(39,181)
Sale of fixed assets	**8,708**	48,415
Acquisitions of subsidiaries, net of cash acquired	**(4,350)**	(4,857)
Divestments of / (investments in) subsidiaries, participations and other investments	**96,380**	210,492
Other investments and receivables - net	**1,370**	8,479
Net Cash from / (used in) Investing Activities	**73,845**	223,348
Financing Activities		
Proceeds from long-term loans and similar instruments	**585,572**	213,941
Payments of long-term loans and similar instruments	**(876,495)**	(208,974)
Share issue	**439,944**	-
Dividends paid to shareholders	**-**	(21,985)
Net Cash from / (used in) Financing Activities	**149,021**	(17,018)
Net increase in Cash and Cash Equivalents	**166,612**	81,493

[1] Net Cash from Exceptional Items (excluding proceeds from divestments and proceeds from sale of fixed assets) — (50,617) — (98,413)

continued

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Annex IV (continued)

Change in Cash and Cash Equivalents		
At January 1	**(45,815)**	(115,745)
Net increase in cash and cash equivalents	**166,612**	81,493
Currency translation effects	**(9,138)**	(11,563)
At December 31	**111,659**	(45,815)
Cash and Cash Equivalents comprise:		
Cash and deposits	**113,915**	198,530
Short-term debt	**(2,256)**	(244,345)
	111,659	(45,815)

Free cash flow reconciliation

Net cash from / (used in) Operational Activities	**(56,524)**	(124,837)
Purchase of fixed assets	**(28,263)**	(39,181)
Sale of fixed assets	**8,708**	48,415
Dividend to shareholders	**-**	(21,985)
Free cash flow	**(75,809)**	(137,588)

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Annex V

Summary organic growth

	Actual FY 2004	Actual Q 4 2004	Actual Q 3 2004	Actual Q 2 2004	Actual Q 1 2004	**Actual FY 2004**[1]	Actual Q 4 2004[1]	Actual Q 3 2004[1]	Actual Q 2 2004[1]	Actual Q 1 2004[1]
PPS Europe	**4.3%**	**5.8%**	**3.3%**	**6.6%**	**1.6%**	**3.3%**	**4.3%**	**2.9%**	**4.9%**	**0.9%**
Germany	*(6.5%)*	*0.4%*	*(8.6%)*	*(10.1%)*	*(7.7%)*	*(7.9%)*	*(2.7%)*	*(10.0%)*	*(13.1%)*	*(6.2%)*
UK	*5.1%*	*2.4%*	*4.9%*	*9.4%*	*3.8%*	*4.6%*	*2.4%*	*4.9%*	*9.4%*	*2.1%*
Other Europe	*10.6%*	*11.1%*	*9.7%*	*14.9%*	*6.3%*	*9.3%*	*9.5%*	*9.6%*	*13.1%*	*4.8%*
PPS North America	**3.7%**	**4.5%**	**6.1%**	**1.8%**	**2.5%**	**3.7%**	**6.0%**	**5.9%**	**2.2%**	**1.0%**
USA	*4.6%*	*4.8%*	*8.2%*	*3.1%*	*2.2%*	*4.6%*	*6.5%*	*8.2%*	*3.1%*	*0.6%*
PPS Asia-Pacific	**0.4%**	**2.7%**	**1.4%**	**1.9%**	**-4.4%**	**1.4%**	**4.1%**	**2.4%**	**1.6%**	**(6.3%)**
PPS total	**3.8%**	**5.2%**	**3.8%**	**4.9%**	**1.3%**	**3.2%**	**4.7%**	**3.5%**	**3.9%**	**0.2%**
Agencies/CE	**0.5%**	**(8.4%)**	**4.3%**	**8.6%**	**(1.0%)**					
Total Group	**3.5%**	**4.0%**	**3.8%**	**5.2%**	**1.1%**					

[1] Organic growth based on a same number of working days, because significant differences in the timing of seasonal and bank holidays may appear

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Annex VI

Analysis of Net Exceptional Charge

Net exceptional charges for the full year ended December 31st, 2004 amounted to € 32.2 million negative. This charge consists of:

€ 44.7 million	Net book gain on divestments (mainly related to the divestment of the remaining share in Tech Pacific, the divestment of GPX and the retail activities in Germany)
(€ 39.6 million)	Amortisation and write off of intangible fixed assets, mainly ICT related
(€ 11.3 million)	Exceptional items related to regulatory and risk management
(€ 10.4 million)	Exceptional items related to headcount reduction programs
(€ 4.4 million)	Exceptional items related to restructuring of the branch network (in particular related to vacant leases in Germany, the US and Australia as well as book gains and losses on fixed assets, excluding expenses related to headcount reduction and the closure / divestment of the retail activities in Germany)
(€ 3.4 million)	Exceptional items related to the restructuring of warehouse activities (including stock rationalisation, warehouse relocation and other related expenses)
(€ 3.3 million)	Exceptional items related to the restructuring of shared service centers
(€ 4.5 million)	Various other exceptional items

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Annex VII

Like-for-like financial review - UNAUDITED -
- adjusted for the impact of divestment and / or transfer of Tech Pacific (ITPS), Stokvis Tapes Groep (PPS) en Puma (ACE) -

	Actual HY1 2004	Actual HY2 2004	Actual Full year 2004	Like-for-Like HY1 2003	Like-for-Like HY2 2003	Like-for-Like Full year 2003
Group						
Net sales	2,645	2,782	5,427	2,678	2,883	5,561
Gross Profit	609	632	1,241	624	643	1,267
Operating expenses	640	604	1,244	672	651	1,323
Other operating (income)/expenses	(1)	(1)	(2)	(1)	(3)	(4)
EBITDA (before exceptional items)	(8)	49	41	(22)	17	(5)
EBITA (before exceptional items)	(30)	29	(1)	(47)	(5)	(52)
As a percentage of net sales						
Gross profit	*23.0%*	*22.7%*	*22.9%*	*23.3%*	*22.3%*	*22.8%*
Operating expenses	*24.2%*	*21.7%*	*22.9%*	*25.1%*	*22.6%*	*23.8%*
EBITDA	*(0.3%)*	*1.8%*	*0.8%*	*(0.8%)*	*0.6%*	*(0.1%)*
EBITA	*(1.1%)*	*1.0%*	*(0.0%)*	*(1.8%)*	*(0.2%)*	*(0.9%)*
PPS						
Net sales	2,429	2,559	4,988	2,442	2,554	4,996
Gross Profit	545	564	1,109	558	550	1,108
Operating expenses	571	540	1.111	592	568	1,160
Other operating income/(expenses)	-	(1)	(1)	(2)	(2)	(4)
EBITDA (before exceptional items)	(6)	44	38	(10)	2	(8)
EBITA (before exceptional items)	(26)	25	(1)	(32)	(16)	(48)
As a percentage of net sales						
Gross profit	*22.4%*	*22.0%*	*22.2%*	*22.9%*	*21.5%*	*22.2%*
Operating expenses	*23.5%*	*21.1%*	*22.3%*	*24.2%*	*22.2%*	*23.2%*
EBITDA	*(0.2%)*	*1.7%*	*0.8%*	*(0.4%)*	*0.1%*	*(0.2%)*
EBITA	*(1.1%)*	*1.0%*	*0.0%*	*(1.3%)*	*(0.6%)*	*(1.0%)*
Agencies & CE						
Net sales	217	221	438	236	329	565
Gross Profit	65	67	132	66	93	159
Operating expenses	57	53	110	63	73	136
Other operating income/(expenses)	-	-	-	(1)	1	-
EBITDA (before exceptional items)	9	16	25	5	24	29
EBITA (before exceptional items)	8	14	22	2	21	23
As a percentage of net sales						
Gross profit	*29.8%*	*30.4%*	*30.1%*	*27.8%*	*28.3%*	*28.1%*
Operating expenses	*26.2%*	*24.1%*	*25.1%*	*26.9%*	*22.1%*	*24.1%*
EBITDA	*4.3%*	*7.1%*	*5.7%*	*2.0%*	*7.3%*	*5.1%*
EBITA	*3.7%*	*6.5%*	*5.1%*	*0.6%*	*6.4%*	*4.0%*
Other activities & headoffices						
EBITDA	(12)	(10)	22	(17)	(9)	(26)
EBITA	(12)	(10)	22	(17)	(10)	(27)

Annex VIII

IFRS IMPACT ANALYSIS

The impact analysis provided in this document can only be considered as guidance with respect to the expected impact of the implementation of IFRS. Final accounting treatment and impact may be subject to change. In addition, it should be noted that this impact analysis has not been audited by our external auditors.

As from January 1, 2005 Hagemeyer will apply IFRS. The Company is well advanced in its preparation for the implementation of IFRS. The main impact on financial reporting is expected to concern accounting for:

- Pension and post-retirement benefits;
- Leases and off balance sheet financing;
- Goodwill.
- Financial instruments;
- Share based employee benefits.

As IFRS does not recognise exceptional items, but instead requires items of income and expense that are material to be disclosed separately in the P&L account, the guidance below is after inclusion of exceptional items as currently used under Dutch GAAP.

Pension and post-retirement benefits
Hagemeyer has a number of defined benefit and defined contribution pension plans. Currently only actual funding liabilities and/or receivables of Hagemeyer related to these pension plans are recorded in Hagemeyer's balance sheet. With the exception of some non-material pension plans, neither the pension fund liabilities, nor the pension fund assets are reflected in the Company's balance sheet.

From January 1, 2005, pension benefit costs and credits will be accounted for in accordance with IAS 19, which incorporates the fair value of pension assets, as well as the projected obligations of defined benefit plans in the balance sheet of the company. On an annual basis these assets and liabilities will be revaluated. As these revaluations will be charged to the profit and loss account, companies with defined benefits plans potentially face increased volatility, not only in the balance sheet, but also in the profit and loss account.

Accounting for defined contribution pension plans will not change materially as compared to Hagemeyer's current practice.

Hagemeyer's largest defined benefit pension plans cover the majority of the employees in the Netherlands and the UK. The UK defined benefit plan ended on April 5, 2002. Thereafter, the plan continued as a defined contribution pension plan.

Under IAS 19, the impact of the pension liability on the balance sheet for the defined benefit pension plan in the UK is calculated at £ 64 million (€ 90 million), at January 1, 2004. For all other defined benefit plans, including The Netherlands, Hagemeyer expects the cumulative impact of IAS 19 on the balance sheet (calculated per January 1, 2004) not to exceed € 10 million. The total of these deficits will be charged directly to equity at first time adoption of IAS 19, i.e. January 1, 2004. It should be noted that these deficits, although recorded in the balance sheet as a liability, do not result in cash outflows in the short term.

The actual funding obligations for Hagemeyer with respect to the funding of its pension funds are governed by the agreements between Hagemeyer and the funds. As such, IFRS accounting will not have an impact on these funding obligations.

Because of the annual revaluation of the pension funds assets and liabilities under IAS 19, which is charged to the profit and loss account, the volatility of the pension costs and gains could increase substantially, albeit with

significant softening through the application of a corridor.

Leases and off balance sheet financing
The total of Hagemeyer's lease and rent commitments at January 1, 2004 was close to € 600 million nominally. The majority of these commitments relate to the company's branch structure and warehouses.

As from January 1, 2005 Hagemeyer will apply IAS 17. Consequently, existing lease and rent arrangements may have to be reclassified from operating lease to finance lease. As a result both assets as well as the related lease obligations may have to be recognised on the balance sheet.

Hagemeyer has not yet fully completed the review of the implications of IAS 17 for the reporting of its many lease and rent arrangements. Given the significant obligations involved, material adjustments are expected. Based on the work completed so far, finance lease liabilities are expected to exceed finance lease assets between € 30 and 60 million, this difference will be charged to equity at first time adoption per January 1, 2004.

In the P&L, expenses currently reported as operating lease costs will be largely replaced by higher depreciation of finance lease assets and higher interest costs related to finance lease arrangements. As a consequence, based on the work completed so far, operating costs excluding depreciation are expected to decrease by € 10 – 20 million, while depreciation and interest expenses are expected to increase by € 5 – 10 million each. The impact on the net result for the year (the difference between the linear depreciation charge and the annuity component of the lease payment) is not expected to be material.

Goodwill
At December 31, 2004 the net book value of goodwill on Hagemeyer's balance sheet is € 461 million. Goodwill is amortised using the straight-line method over its estimated useful life, not exceeding 20 years. The carrying value of goodwill is reviewed annually and written down where necessary for permanent impairment.
Hagemeyer will apply IFRS 3, which abolishes amortisation of goodwill. Instead goodwill will only be subject to the annual impairment test. In 2004, € 31 million was charged to the Company's profit and loss account for amortisation of goodwill. So far, no impairment write-downs have been required. The goodwill amortisation in 2004 will be reversed under IFRS at first time adoption per January 1, 2004.

Financial instruments
The main impact from IAS 32 and 39 concerning financial instruments will consider the recognition of derivatives and other financial instruments in the company's balance sheet.

Hagemeyer's current interest rate swaps would not qualify for hedge accounting under IAS 39. As a consequence, under IAS 32, these financial instruments should be recorded in the company's balance sheet at fair value (approximately € 0.3 million at January 1, 2004 and negative € 0.7 million at December 31, 2004), and revaluations will flow through the profit and loss account.

IFRS requires Hagemeyer's convertible debt, which was part of the refinancing in February 2004, to be split into two components; a debt component and an equity component.

However, as Hagemeyer's convertible loan includes a cash settlement option, the convertible, including the equity component (option), has to be classified as debt. Therefore, in Hagemeyer's balance sheet the convertible loan will be split into: 1) *convertible subordinated bond* 2) *conversion option*, both part of risk bearing capital and net total debt.

The debt component, *convertible subordinated bond,* is reported in the balance sheet at its discounted value, resulting in an annual discount charge to the P&L as interest expense (ultimately, at expiration the bond will be

valued at its nominal value). The discounted value of the bond at December 31, 2004 amounts € 130.5 million.
The equity component, *conversion option,* will be revalued annually (at market value), the movement in the option value will be recorded in the P&L as financing costs or income. The market value of the option at December 31, 2004 is € 31.5 million (€ 23.4 million at inception, February 2004), resulting in € 8.1 million additional finance costs in 2004.

Finally, we identified an embedded derivative with a market value of € 3 million. This asset will be recorded in the balance sheet at fair value, any revaluation charge or benefit will be recorded in the P&L as financing costs or income.

Share based employee benefits
Hagemeyer has a share and stock option program for (mainly senior) employees. Grants of shares and options are generally subject to terms which prevent them from being exercised in the three years following the date of grant. Following this initial three year period, almost all option grants provide an exercise period of five years. In general the exercise price of the option grants is equal to the share price at the date of grant.
Under IFRS 2, the value of the share and stock option grants will be expensed annually in the profit and loss account over the (3-year) vesting period, and credited against equity, resulting in an increased compensation expense.

The fair value of each grant is determined with a stock option valuation model. For grants on or before November 7, 2002, application of IFRS is not required.
Application of IFRS 2 with respect to grants issued before 2004 will not have a material impact on Hagemeyer's accounts.
The fair value of the share and stock option grants in 2004 is estimated at € 1.5 million, to be charged to the profit and loss account over a 3-year vesting period (on average € 0.5 million annually).

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Summary IFRS impact analysis

Based on the work completed so far, the financial impact of IFRS can be summarised as follows:

(All amounts in EURO Million)			Unaudited
Equity as reported December 31, 2003			**543**
First adoption adjustments IFRS opening balance 2004			
Impact on assets			
Finance lease assets	60 - 80		
Financial asset - embedded derivative + interest rate swaps (IAS 32/39)	3		
Net impact on assets		63 - 83	
Impact on liabilities			
Finance lease liabilities	(90) - (140)		
Net liability defined benefit pensions (IAS 19)	(100)		
Net impact on liabilities		(190) - (240)	
Net impact first adoption adjustments on equity			(127) - (157)
Equity January 1, 2004 adjusted for IFRS			**416 - 386**

Equity as reported December 31, 2004			**778**
First adoption adjustments IFRS opening balance 2004			(127) - (157)
IFRS adjustments on net result as reported for 2004			
Impact on EBITDA			
Lower operating expenses due to reclassification leases (IAS 17)	10 - 20		
Additional impact on EBIT			
Higher depreciation on financial lease assets (IAS 17)	(5) - (10)		
Net impact on EBIT		5 - 10	
Additional impact on finance expenses			
Higher interest charge on financial lease arrangements (IAS 17)	(5) - (10)		
Impact from interest rate swaps (IAS 32/39)	(1)		
Discount charge subordinated bond (IAS 32/39)	(4)		
Revaluation charge convertible subordinated option (IAS 32/39)	(8)		
Net impact on finance expenses		(18) - (23)	
No amortization of goodwill (IFRS 3)		31	
Net impact of IFRS on net result as reported for 2004			18
Equity December 31, 2004 adjusted for IFRS			**669 - 639**

Final accounting treatment and impact may be subject to change. In addition, it should be noted that this impact analysis has not been audited by our external auditors.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Annex IX

Glossary of Terms

Average net working capital	13 months average net working capital as a percentage of 12 months rolling sales
EBITDA before exceptional items	Earnings before interest, tax, depreciation, amortisation of goodwill and exceptional items
EBITDA after exceptional items	Earnings before interest, tax, depreciation and amortisation of goodwill
EBITA before exceptional items	Earnings before interest, tax, amortisation of goodwill and exceptional items
EBITA after exceptional items	Earnings before interest, tax and amortisation of goodwill
Financial Covenants for year-end 2005	Hagemeyer will have to meet certain financial covenants for its senior loan facilities at year-end 2005. These covenants are calculated on a 12 months' rolling basis. On December 31, 2005 Hagemeyer's net senior debt versus EBITDA (before exceptional items) should not exceed a multiple of 5.5. The interest cover ratio (EBITDA excluding exceptional items (after cash exceptionals) divided by total net interest costs should not be lower than 1.5.
Free cash flow before divestments	Net cash flow from operating activities less net capital expenditures, before divestments and acquisitions of subsidiaries
Gross margin	Gross profit as a percentage of sales
Gross profit	Net sales less costs of goods sold
Like-for-like 2003 results	2003 results adjusted for the impact of divestment and/ or transfer of Tech Pacific, Stokvis Tapes Group and Puma
Net interest bearing debt	Interest bearing long and short term debt and subordinated convertible bonds, less cash and deposits
Net result per ordinary share	Net result per ordinary share based on the actual number of shares outstanding at the end of the period, rounded to the nearest € cent
Net trading working capital	Inventories and trade receivables, less trade payables
Net working capital	Net trading working capital, other current receivables and pre-payments, less other current liabilities
Number of FTE's	Number of Full Time Equivalent employees
Organic sales growth	Sales in the current period at current rates less sales in the base period at current rates, adjusted for sales from acquired and divested companies
Organic sales growth percentage	Organic sales growth as a percentage of sales in the base period at current rates, adjusted for sales from companies, divested since the base period

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Contact details

HAGEMEYER N.V.
Rijksweg 69
1411 GE Naarden
The Netherlands
Tel: + 31 (0)35 -6957676
Fax +31 (0)35-6944396
www.hagemeyer.com

082-04865

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Hagemeyer to issue approximately EUR 110 million seven year subordinated convertible bonds

Hagemeyer N.V. ("Hagemeyer") announces the launch of an approximately EUR 110 million issue of subordinated convertible bonds due 2012 (the "Bonds") through private placements to institutional investors. In addition there will be an over-allotment option of up to another EUR 15 million of Bonds.

The Bonds will mature seven years from the date of issue and cannot be called by the issuer during the first four years; thereafter the issuer can call the Bonds subject to certain conditions. The Bonds will be issued at 100% of the principal amount. The coupon, the conversion premium and the conversion price will be determined through a bookbuilding process, which is planned to take place today. The bonds will be offered with a coupon of 3.50% to 4.25% and a conversion premium of 28% to 33% to a reference price of Hagemeyer's ordinary shares (the "Ordinary Shares") at the time of pricing.

The net proceeds of the issue of the Bonds will be used to refinance part of Hagemeyer's existing senior debt. Hagemeyer is issuing the Bonds to enhance its debt maturity profile, to reduce interest costs and to improve financial flexibility.

The final terms of the Bonds are expected to be determined today, and will be announced through a separate press release. Settlement of the issue is expected to take place in March 2005, shortly after publication of the prospectus. Hagemeyer will apply for the listing of the bonds on Euronext Amsterdam. ABN AMRO Rothschild is acting as sole global coordinator and bookrunner.

Naarden, February 24, 2005
HAGEMEYER N.V.
Board of Management

For further information: + 31(0)35-6957676
www.hagemeyer.com
press@hagemeyer.com

Stabilisation/FSA

The Bonds will only be offered to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or trade within the meaning of Section 2 of the Exemption Regulation of the Netherlands Security Market Supervision Act 1995, as amended (Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995).

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Hagemeyer N.V. (such securities, the "Securities") in the United States or in any other jurisdiction.

The Bonds and the Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of securities is being made in the United States.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The Bonds will be issued only to such persons.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.



HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX (035 6944396

PERSBERICHT

Hagemeyer start uitgifte van zeven jaar achtergestelde converteerbare obligaties met een nominale waarde van circa EUR 110 miljoen

Hagemeyer N.V. ("Hagemeyer"), kondigt een uitgifte aan van achtergestelde converteerbare obligaties met een omvang van circa EUR 110 miljoen met een looptijd tot 2012 (de "Converteerbare Obligatie"). De uitgifte betreft een onderhandse plaatsing bij institutionele beleggers. Tevens zal er een over-allotment optie worden toegekend van maximaal EUR 15 miljoen.

De Converteerbare Obligatie heeft een looptijd van zeven jaar en kan niet worden afgelost door de vennootschap gedurende de eerste vier jaar; daarna kan de vennootschap de Converteerbare Obligatie onder bepaalde condities aflossen. De Converteerbare Obligatie zal worden uitgegeven tegen 100% van de nominale waarde. De coupon, de conversiepremie en de conversieprijs zullen worden bepaald door middel van een bookbuilding proces, dat vandaag zal plaatsvinden. De Converteerbare Obligatie zal worden aangeboden met een coupon tussen de 3,50% en 4,25% en een conversiepremie tussen de 28% en 33% ten opzichte van een bepaalde referentie koers van Hagemeyers gewone aandelen (de "Aandelen") op het moment van definitieve vaststelling van de condities.

De netto opbrengst van de Converteerbare Obligatie zal worden aangewend om de bestaande senior schuld te herfinancieren. Hagemeyer geeft de Converteerbare Obligatie uit om het profiel van de looptijd van de leningen die de vennootschap heeft aangetrokken te verbeteren, de interestlasten te verlagen en de financiële flexibiliteit te verhogen.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Definitieve condities van de Converteerbare Obligatie zullen naar verwachting vandaag worden vastgesteld en middels een persbericht bekend worden gemaakt. Settlement van de uitgifte zal naar verwachting plaatsvinden in maart 2005, kort na publicatie van het prospectus. Hagemeyer zal notering aanvragen voor de Converteerbare Obligatie op Euronext Amsterdam. ABN AMRO Rothschild treedt op als global coördinator en bookrunner.

Naarden, 24 februari 2005
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: 035-6957676
www.hagemeyer.com
press@hagemeyer.com

Stabilisatie/FSA

De obligaties zullen uitsluitend worden aangeboden aan natuurlijke personen of rechtspersonen die beroeps- of bedrijfsmatig handelen of beleggen in effecten, zoals bedoeld in artikel 2 van de Vrijstellingsregeling Wet toezicht effectenverkeer 1995, zoals gewijzigd (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

Dit bericht moet niet worden opgevat als een aanbod tot verkoop, of een uitnodiging tot het doen van een aanbod tot koop van effecten van Hagemeyer N.V. (hierna: 'Effecten') in de Verenigde Staten van Amerika, of in enige andere jurisdictie.

De Converteerbare Obligaties en Aandelen zijn niet en zullen niet worden geregistreerd onder de US Securities Act van 1933, zoals van tijd tot tijd gewijzigd (de "Securities Act") en mogen uitsluitend worden aangeboden of verkocht in de Verenigde Staten van Amerika indien geregistreerd onder de Securities Act, of op grond van een vrijstelling van deze registratieverplichting. In de Verenigde Staten van Amerika zullen geen effecten worden aangeboden.

In het Verenigd Koninkrijk is dit bericht alleen gericht aan personen die professionele ervaring hebben op het gebied van beleggingen en die vallen onder de definitie van artikel 19 of 49 van de Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. De Converteerbare Obligaties zullen uitsluitend worden aangeboden aan de hiervoor bedoelde personen.

082-04865

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan


HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Hagemeyer to increase the size of its subordinated convertible bond offering

Hagemeyer N.V. ("Hagemeyer") announces that in relation to its offering of subordinated convertible bonds due 2012 (the "Bonds") to institutional investors, it will increase its offer size to EUR 120 million (from an initial offer size of EUR 110 million). In addition there will be an over-allotment option of up to an additional EUR 15 million of Bonds.

Settlement of the Bonds is expected to take place in March 2005, shortly after publication of the prospectus. Hagemeyer will apply for the listing of the Bonds on Euronext Amsterdam.

ABN AMRO Rothschild is acting as Global Co-ordinator and Bookrunner.

Naarden, February 24, 2005
HAGEMEYER N.V.
Board of Management

For further information: + 31(0)35-6957676
www.hagemeyer.com
press@hagemeyer.com

Stabilisation/FSA

The Bonds will only be offered to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or trade within the meaning of Section 2 of the Exemption Regulation of the Netherlands Security Market Supervision Act 1995, as amended (Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995).

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Hagemeyer N.V. (such securities, the "Securities") in the United States or in any other jurisdiction.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan

The Bonds and the Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of securities is being made in the United States.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The Bonds will be issued only to such persons.

082-04865

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan

RECEIVED
2005 APR 11 A 11:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Hagemeyer N.V. successfully completes seven year convertible bond issue to raise EUR 120 million

Hagemeyer N.V. ("Hagemeyer") announces the successful issue of its EUR 120 million subordinated convertible bonds due 2012 (the "Bonds").

Hagemeyer has granted ABN AMRO Rothschild, in its capacity as Lead Manager, an over-allotment option to purchase up to an additional EUR 15 million principal amount of the Bonds.

The issue price of the Bonds is 100% of the principal amount. The cash interest coupon has been set at 3.5% per annum, payable annually in arrear.

The conversion price has been set at EUR 2.83 per Hagemeyer ordinary share which represents a 33% premium over the reference price of Hagemeyer's ordinary shares (the "Ordinary Shares").

The net proceeds of the Bonds will be used to refinance part of Hagemeyer's existing senior debt. Hagemeyer is issuing the Bonds to enhance its debt maturity profile, to reduce interest costs and to improve financial flexibility.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan

Settlement of the Bonds is expected to take place in March 2005, shortly after publication of the prospectus. Hagemeyer will apply for the listing of the Bonds on Euronext Amsterdam.

Naarden, February 24, 2005
HAGEMEYER N.V.
Board of Management

For further information: + 31(0)35-6957676
www.hagemeyer.com
press@hagemeyer.com

Stabilisation/FSA

The Bonds will only be offered to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or trade within the meaning of Section 2 of the Exemption Regulation of the Netherlands Security Market Supervision Act 1995, as amended (Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995).

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Hagemeyer N.V. (such securities, the "Securities") in the United States or in any other jurisdiction.

The Bonds and the Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of securities is being made in the United States.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The Bonds will be issued only to such persons.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX (035 6944396

PERSBERICHT

Hagemeyer N.V. kondigt de succesvolle plaatsing aan van zeven jaar achtergestelde converteerbare obligaties met een omvang van EUR 120 miljoen

Hagemeyer N.V. ("Hagemeyer") kondigt de succesvolle plaatsing aan van achtergestelde converteerbare obligaties met een omvang van EUR 120 miljoen en een looptijd tot 2012 (de "Converteerbare Obligaties").

Hagemeyer heeft ABN AMRO Rothschild, in de hoedanigheid als Lead Manager, een over-allotment optie toegekend van maximaal EUR 15 miljoen aan Converteerbare Obligaties.

De Converteerbare Obligaties zijn uitgeven tegen 100% van de nominale waarde. De coupon is vastgesteld op 3,5% per jaar, betaalbaar in jaarlijkse termijnen.

De conversiekoers is vastgesteld op EUR 2,83 per Hagemeyer aandeel, hetgeen een conversiepremie behelst van 33% ten opzichte van de referentiekoers van Hagemeyers gewone aandelen (de "Aandelen").

De netto opbrengst van de Converteerbare Obligaties zal worden aangewend om de bestaande senior schuld te herfinancieren. Hagemeyer geeft de Converteerbare Obligaties uit om het profiel van de looptijd van de leningen die de vennootschap heeft aangetrokken, te verbeteren de interestlasten te verlagen en de financiële flexibiliteit te verhogen.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

Settlement van de Converteerbare Obligaties zal naar verwachting plaatsvinden in maart 2005, kort na publicatie van het prospectus. Hagemeyer zal notering aanvragen voor de Converteerbare Obligaties op Euronext Amsterdam.

Naarden, 24 februari 2005
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: 035-6957676
www.hagemeyer.com
press@hagemeyer.com

Stabilisatie/FSA

De obligaties zullen uitsluitend worden aangeboden aan natuurlijke personen of rechtspersonen die beroeps- of bedrijfsmatig handelen of beleggen in effecten, zoals bedoeld in artikel 2 van de Vrijstellingsregeling Wet toezicht effectenverkeer 1995, zoals gewijzigd (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

Dit bericht moet niet worden opgevat als een aanbod tot verkoop, of een uitnodiging tot het doen van een aanbod tot koop van effecten van Hagemeyer N.V. (hierna: 'Effecten') in de Verenigde Staten van Amerika, of in enige andere jurisdictie.

De Converteerbare Obligaties en Aandelen zijn niet en zullen niet worden geregistreerd onder de US Securities Act van 1933, zoals van tijd tot tijd gewijzigd (de "Securities Act") en mogen uitsluitend worden aangeboden of verkocht in de Verenigde Staten van Amerika indien geregistreerd onder de Securities Act, of op grond van een vrijstelling van deze registratieverplichting. In de Verenigde Staten van Amerika zullen geen effecten worden aangeboden.

In het Verenigd Koninkrijk is dit bericht alleen gericht aan personen die professionele ervaring hebben op het gebied van beleggingen en die vallen onder de definitie van artikel 19 of 49 van de Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. De Converteerbare Obligaties zullen uitsluitend worden aangeboden aan de hiervoor bedoelde personen.

082- 04865

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Exercise of over-allotment option

Hagemeyer N.V. ("Hagemeyer") announces that in connection with its issue of 3.50% subordinated onvertible bonds due 2012 (the "Bonds") ABN AMRO Rothschildhas exercised the over-allotment option over an additional Euro 15 million in principal amount of Bonds. Following exercise of this option, the total size of the issue is Euro 135 million in principal amount.

ABN AMRO Rothschild is acting as Global Co-ordinator and Bookrunner.

Settlement of the Bonds is expected to take place in March 2005, shortly after publication of the prospectus. Hagemeyer will apply for the listing of the Bonds on Euronext Amsterdam.

Naarden, February 25, 2005
HAGEMEYER N.V.
Board of Management

For further information: + 31(0)35-6957676
www.hagemeyer.com
press@hagemeyer.com

Stabilisation/FSA

The Bonds will only be offered to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or trade within the meaning of Section 2 of the Exemption Regulation of the Netherlands Security Market Supervision Act 1995, as amended (Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995).

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Hagemeyer N.V. in the United States or in any other jurisdiction.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan

The Bonds and Hagemeyer's ordinary shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of securities is being made in the United States.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The Bonds will be issued only to such persons.

082-04865

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX (035 6944396

PERSBERICHT

Uitoefening van over-allotment option

Hagemeyer N.V. ("Hagemeyer") maakt bekend dat in het kader van de plaatsing van haar achtergestelde converteerbare obligaties met een looptijd tot 2012 (de "Converteerbare Obligaties") ABN AMRO Rothschild haar over-allotment optie van maximaal EUR 15 miljoen volledig heeft uitgeoefend. Als gevolg hiervan bedraagt de totale omvang van de plaatsing EUR 135 miljoen.

ABN AMRO Rothschild treedt op als Global Co-ordinator and Bookrunner

Settlement van de Converteerbare Obligaties zal naar verwachting plaatsvinden in maart 2005, kort na publicatie van het prospectus. Hagemeyer zal notering aanvragen voor de Converteerbare Obligaties op Euronext Amsterdam.

Naarden, 25 februari 2005
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: 035-6957676
www.hagemeyer.com
press@hagemeyer.com

Stabilisatie/FSA

De obligaties zullen uitsluitend worden aangeboden aan natuurlijke personen of rechtspersonen die beroeps- of bedrijfsmatig handelen of beleggen in effecten, zoals bedoeld in artikel 2 van de Vrijstellingsregeling Wet toezicht effectenverkeer 1995, zoals gewijzigd (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

Dit bericht moet niet worden opgevat als een aanbod tot verkoop, of een uitnodiging tot het doen van een aanbod tot koop van effecten van Hagemeyer N.V. in de Verenigde Staten van Amerika, of in enige andere jurisdictie.

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada, of Japan.

De Converteerbare Obligaties en Hagemeyers gewone aandelen zijn niet en zullen niet worden geregistreerd onder de US Securities Act van 1933, zoals van tijd tot tijd gewijzigd (de "Securities Act") en mogen uitsluitend worden aangeboden of verkocht in de Verenigde Staten van Amerika indien geregistreerd onder de Securities Act, of op grond van een vrijstelling van deze registratieverplichting. In de Verenigde Staten van Amerika zullen geen effecten worden aangeboden.

In het Verenigd Koninkrijk is dit bericht alleen gericht aan personen die professionele ervaring hebben op het gebied van beleggingen en die vallen onder de definitie van artikel 19 of 49 van de Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. De Converteerbare Obligaties zullen uitsluitend worden aangeboden aan de hiervoor bedoelde personen.

082-04865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Proposed expansion of the Supervisory Board

Hagemeyer announces that it has decided to expand the Supervisory Board which presently consists of four members, with two new members.

The Annual General Meeting of Shareholders to be held on 26 April 2005 will therefore be requested to appoint Messrs. A. Baan (former member of the Board of Management of Royal Philips Electronics N.V.) and R. van Gelder (Chairman of the Board of Management of Royal Boskalis Westminster N.V.) to the Supervisory Board. Both candidates fit well within the Supervisory Board's profile and have wide-ranging and in-depth business experience. Mr. Baan brings with him specific international business knowledge and experience in our industry. In addition to international business experience Mr. Van Gelder brings expertise in finance and administration.

Naarden, 23 March 2005
HAGEMEYER N.V.
Board of Management

Note to the editor

For further information:

Tel.: + 31(0)35-6957676
E-mail: press@hagemeyer.com
Website: www.hagemeyer.com

082- 04865



HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX (035 6944396

PERSBERICHT

Voorgestelde uitbreiding Raad van Commissarissen

Hagemeyer maakt bekend dat besloten is de Raad van Commissarissen, thans bestaande uit vier personen, met twee nieuwe leden uit te breiden.

Hiertoe zal aan de op 26 april a.s. te houden jaarlijkse algemene vergadering van aandeelhouders worden voorgesteld de heren Drs. A. Baan (voormalig lid van de Raad van Bestuur van Koninklijke Philips Electronics N.V.) en Ing. R. van Gelder (voorzitter Raad van Bestuur Koninklijke Boskalis Westminster N.V.) te benoemen tot lid van de Raad van Commissarissen. Beide heren passen in het profiel van de Raad van Commissarissen en hebben een brede ervaring in het bedrijfsleven. De heer Baan brengt specifieke kennis en ervaring in op het gebied van internationaal ondernemen in onze industrie, terwijl de heer Van Gelder naast internationaal ondernemerschap tevens expertise op financieel en administratief terrein met zich mee brengt.

Naarden, 23 maart 2005
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie:

035-6957676
www.hagemeyer.com
press@hagemeyer.com

082-04865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Sale of Hagemeyer Asia-Pacific Electronics

Hagemeyer today announces the sale of Hagemeyer Asia-Pacific Electronics (HAPE) to The Fermionic Group Pty Ltd., effective 1 April, 2005.

HAPE is a specialised distributor of electronic components, equipment and associated products to OEM (Original Equipment Manufacturer) customers in the Asia-Pacific region, mainly Australia, New Zealand and Singapore. HAPE had annual sales of over € 44 million in 2004, which were reported as part of our PPS activities, and employed around 120 staff at year-end.

The net cash proceeds of this sale (approximately € 8 million) will be used to pay off part of Hagemeyer's senior debt. The financing facilities available to Hagemeyer will be reduced accordingly. As a result of this transaction, Hagemeyer is expected to realise a small book gain.

Naarden, 4 April 2005
HAGEMEYER N.V.
Board of Management

For further information:
Emilie de Wolf + 31.35.695.76.76
press@hagemeyer.com
www.hagemeyer.com

082- 04865

 HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX 035 6944396

PERSBERICHT

Verkoop van Hagemeyer Asia-Pacific Electronics

Hagemeyer heeft vandaag de verkoop per 1 april 2005 van Hagemeyer Asia-Pacific Electronics (HAPE) aan The Fermionic Group Pty Ltd. aangekondigd.

HAPE richt zich op de distributie van elektronische componenten, benodigdheden en aanverwante producten aan OEM ("Original Equipment Manufacturer") klanten in de regio Azië-Pacific, voornamelijk in Australië, Nieuw-Zeeland en Singapore. HAPE had een jaaromzet van ruim € 44 miljoen in 2004, gerapporteerd als onderdeel van onze PPS activiteiten, en had ultimo 2004 ongeveer 120 mensen in dienst.

De netto opbrengst in contanten van de verkoop (circa € 8 miljoen) zal worden aangewend om een deel van Hagemeyers senior schuld af te lossen. De aan Hagemeyer ter beschikking staande financieringsfaciliteiten zullen dienovereenkomstig worden verlaagd. Ten gevolge van deze transactie zal Hagemeyer naar verwachting een geringe boekwinst realiseren.

Naarden, 4 april 2005
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie:
Emilie de Wolf 035-695.76.76
press@hagemeyer.com
www.hagemeyer.com



The date of this prospectus is23 March 2005.

HAGEMEYER

a public company with limited liability incorporated in The Netherlands with its statutory seat in Amsterdam

€135,000,000

3.50% Subordinated Convertible Bonds due 2012

This prospectus relates to an offering (the "Offering") of €135,000,000 3.50% subordinated convertible bonds due 2012 (the "Bonds") which will, subject to our rightto make a cash alternative election, be convertible from 10 May 2005 to the close of business on23 March 2012 into our ordinary shares ("Ordinary Shares") at a conversion price (the "Conversion Price") of €2.83 per Ordinary Share, subject to adjustment in certain circumstances as described herein. The Bonds will not be rated. For a description of the rights attaching to the Ordinary Shares, see "General Corporate Information—Share Capital".

Interest on the Bonds is payable annually in arrear on 30 March in each year, commencing on 30 March 2006. Principal and interest payments will be made subject to deduction of, and withholding for, taxes imposed or levied by or in any jurisdiction.

Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at 100% of their principal amount on 30 March 2012, but we may redeem all but not some only of the Bonds at their principal amount, together with interest accrued to the date fixed for redemption, at any time on or after 13 April 2009, provided that within a period of thirty (30) consecutive Trading Days (as defined herein) ending within five (5) Trading Days prior to the date on which the relevant notice of redemption is given to holders of the Bonds (the "Bondholders"), the official closing price of an Ordinary Share on Euronext Amsterdam for twenty (20) Trading Days shall have been at least 130% of the Conversion Price deemed to be in effect on each of such Trading Days. In addition, we may redeem all but not some only of the Bonds at their principal amount together with interest accrued to the date fixed for redemption if, prior to the date of the relevant notice, 90% or more in principal amount of the Bonds originally issued had been previously redeemed, converted or purchased and cancelled.

Application has been made to list the Bonds on Euronext Amsterdam N.V. ("Euronext Amsterdam"). In the period until the Bonds are admitted to listing and trading on Euronext Amsterdam, the Bonds will trade conditionally, on an "as, if and when issued" basis, on Euronext Amsterdam. The ISIN Number of the Bonds is XS0213543845, the Fondscode is 15226 and the Common Code is 021354384. Our existing issued Ordinary Shares are listed on Euronext Amsterdam. We have agreed to use all reasonable endeavours to ensure that the Ordinary Shares issued upon conversion of any Bonds will be admitted to listing on Euronext Amsterdam. The closing price of the Ordinary Shares on Euronext Amsterdam on22 March 2005was €1.97 per Ordinary Share.

See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Bonds.

Neither the Bonds, nor the Ordinary Shares issuable upon conversion of the Bonds, have been or will be registered under the United States Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any state within the United States. The Bonds are being offered by way of private placements to institutional investors in The Netherlands and elsewhere in offshore transactions outside the United States in reliance on Regulation S ("Regulation S") under the Securities Act and, unless the Bonds are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available, may not be offered, sold or delivered within the United States.

The Bonds will be issued in registered form. OntheClosingDate (as defined herein), the global certificate evidencing the Bonds will be deposited with, and registered in the name of a nominee for a common depositary on behalf of Euroclear Bank, S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, Société Anonyme ("Clearstream"), against payment therefor in immediately payable funds. Investors may only hold interests in the Bonds through Euroclear or Clearstream or through participants in Euroclear or Clearstream. The Bonds will be issued only in denominations of €1,000.

This prospectus is a "prospectus" for the purposes of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam.

Global Coordinator and Bookrunner

ABN AMRO Rothschild

Co-Managers

ING Wholesale Banking **Rabo SecuritiesN.V.** **NIB Capital Bank N.V.**

TABLE OF CONTENTS

IMPORTANT INFORMATION

You are expressly advised that an investment in the Bonds entails a high degree of risk and that you should therefore carefully review the entire contents of this prospectus.

General

This prospectus is being made available by us. You should rely only on the information contained in this prospectus and any supplement hereto. No person is authorised to give any information or to make any representation not contained in this prospectus in connection with the Offering. You must not rely upon any information or representation as having been authorised by us or on our behalf or on behalf of ABN AMRO Rothschild (the "Global Coordinator") or ING Wholesale Banking, Rabo Securities N.V. or NIB Capital Bank N.V. (the "Co-Managers"), the listing agent or their affiliates or selling agents, if such information or representation is not contained in this prospectus, in connection with the Offering.

This prospectus does not constitute an offer by, or an invitation by or on behalf of, us or any affiliate or representative to buy the Bonds, or an offer to sell, or the solicitation of an offer to buy the Bonds by any person in any jurisdiction where such action would be illegal. The distribution of this prospectus and the offer or sale of the Bonds is restricted by law in certain jurisdictions. This prospectus may only be used where it is legal to sell Bonds. We require persons who obtain this prospectus to inform themselves about and to observe all such restrictions.

We confirm that the information contained in this prospectus is true and accurate in all material respects and, to the best of our knowledge and belief as at the date hereof, there are no other facts the omission of which would, in the context of the offer and sale of the Bonds, make any statement in this prospectus misleading in any material respect. We accept responsibility for the accuracy and completeness of this prospectus. You should not assume that the information contained in this prospectus is accurate as at any date after the date of this prospectus.

The information contained in this prospectus on pages F-1 to F-93 has been reviewed by experts.

No action has been or will be taken to permit the offer or sale of Bonds, or the possession or distribution of this prospectus or any other material in relation to the Offering, in any jurisdiction outside The Netherlands where action may be required for such purpose. Accordingly, neither this document, nor any advertisement or any other related material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

Pursuant to requirements of applicable U.S. law, this prospectus may not be distributed in the United States. You are authorised to use this prospectus solely for the purpose of considering an investment in the Bonds described in this prospectus. You may not reproduce or distribute this prospectus, in whole or in part, and you may not disclose any of the contents of this prospectus or use any information in this prospectus for any purpose other than considering an investment in the Bonds. You agree to the foregoing by accepting delivery of this prospectus. For further information, see "Selling and Transfer Restrictions".

No offer and sale of Bonds is being made to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995, and no prospectus is being published in the United Kingdom for the purposes of such regulations. Accordingly, residents of the United Kingdom will generally not be permitted to purchase any Bonds.

This prospectus should not be forwarded, transmitted, published or distributed in whole or in part, in or into Canada, Australia, Japan or the United States.

Although the Global Coordinator and the Co-Managers are parties to various agreements [illegible] this should not be considered as a recommendation to invest in

whether an investment in the Bonds is appropriate in light of your particular investment profile, objectives and financial circumstances.

In connection with the Offering, the Global Coordinator or its affiliates may effect transactions which stabilise or maintain the market price of the Bonds at a level which might not otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time and will in any event be discontinued 30 days after the Closing Date, as defined below. Such stabilising will be carried out in accordance with all applicable laws and regulations and will be undertaken solely for the account of the Global Coordinator and the Co-Managers and not for us or on our behalf.

This prospectus will be published in English only.

Hagemeyer Group
"We", "us", "our", or the "group" and similar terms refer to Hagemeyer N.V. and, as the context requires, any or all or none of its subsidiaries and joint ventures, but in any event does not refer to Ceteco N.V. (in bankruptcy) and its subsidiaries. See "Other Information – Principal Participating Interests" for a list of our group operations by division and region.

Forward-Looking Statements
This prospectus includes forward-looking statements. All statements other than statements of historical facts included in this prospectus, including without limitation, those regarding our turnaround program, our logistical restructuring, our financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including numerous assumptions regarding our present and future business strategies, operations, and the environment in which we will operate in the future. All amounts mentioned in relation to forward-looking statements are based on Dutch GAAP. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "ambition", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek" or "continue" or negative forms or variations of similar terminology.

Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to us, including, amongst other factors:

- our ability to enhance operational performance, renew our sales growth, and improve our margins, particularly in our core professional products and services ("PPS") business;
- our ability to reduce spending and reduce losses;
- our ability to carry out headcount reductions;
- our ability to reduce our indebtedness, including through the divestiture of certain non-core assets;
- our liquidity needs exceeding expected levels, and amounts available under our credit facilities;
- our ability to implement our turnaround programs (as described in this prospectus);
- our ability to maintain our relationships with suppliers, insurers, and customers;
- our ability to maintain our market share in the markets in which we operate;
- the outcome of pending, threatened or future litigation;
- the state of the global economy, particularly as it relates to the demand for construction and installation products, and electrical materials and safety and other maintenance, repair and operations products; and
- our anticipated future results.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Given these risks, uncertainties, and assumptions, you are cautioned not to put undue reliance on any forward-looking statements. In addition, the inclusion of such forward-looking statements should under no circumstances be regarded as a representation by us, the Global Coordinator or the Co-Managers that we will achieve any results

required by applicable law or the applicable rules of any exchange on which our securities may be listed, we have no intention or obligation to update forward-looking statements after we distribute this prospectus.

Market Data

Market data and other statistical information used throughout this prospectus are based on a number of sources, including independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived in part from our review of internal surveys, as well as the independent sources referred to above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

Potential Conflicts of Interest

The Global Coordinator, the Co-Managers and the Listing Agent (or their affiliates) have from time to time engaged, and may in the future, engage in commercial banking, investment banking and financial advisory and ancillary transactions in the course of their business with us or any parties related to us, in respect of which the sharing of information is generally restricted for reasons of confidentiality or internal procedures or by rules and regulations (including the Further Regulation (*Nadere Regeling gedragstoezicht effectenverkeer 2002*) issued by the Autoriteit Financiële Markten). As a result of these transactions, these parties may come to have interests that may not be aligned, or could potentially conflict with your and our interests.

ABN AMRO Bank N.V. will act as paying and conversion agent, registrar and listing agent in relation to the Bonds. ABN AMRO Bank N.V. is also one of our senior lenders. ABN AMRO Rothschild is acting as Global Coordinator and Bookrunner for the Offering.

SUMMARY OF THE OFFERING

The following is a summary of the Offering. This summary is qualified in its entirety by reference to the detailed information contained elsewhere in this prospectus, including, but not limited to, the risks as set out in "Risk Factors". This summary is not complete and does not contain all the information that you should consider in connection with any decision relating to the Bonds. The terms and conditions of the Bonds, and therefore the rights and obligations of the holders of the Bonds, are exclusively governed by the Trust Deed to be entered into between us and the Trustee; see "Terms and Conditions of the Bonds".

Issuer

Hagemeyer N.V. with its statutory seat in Amsterdam, The Netherlands. Hagemeyer N.V. operates as a holding company for its regional operating subsidiaries.

We are a leading international business-to-business distributor of electrical materials and safety and other maintenance, repair and operations products to electrical contractors in the construction and installation business and to industrial users in Europe, North America and the Asia-Pacific region (primarily Australia). As of 31 December 2004, we had 17,680 employees (full-time equivalents) and our head office is located in Naarden, The Netherlands. In addition, we also own a limited number of small consumer product distribution businesses in several niche markets.

Bonds Offered

€135,000,000 3.50% subordinated convertible bonds due 2012, which includes a €15,000,000 over-allotment option exercised by the Global Coordinator on 25 February 2005.

Use of Proceeds

The aggregate net proceeds from the sale of the Bonds, after deduction of the underwriting commission and estimated expenses, are estimated to be approximately €131.5 million. We are issuing the Bonds to enhance our debt maturity profile, reduce interest costs and improve our financial flexibility. The net proceeds will therefore be used to refinance part of our existing senior debt.

Offering Structure

The Bonds are offered by way of private placements to institutional investors in The Netherlands and elsewhere, only in offshore transactions outside the United States in reliance on Regulation S under the Securities Act.

Closing Date

Expected to be on or before 30 March 2005.

Listing and Trading

Application has been made to list the Bonds on Euronext Amsterdam. Listing and trading of the Bonds on Euronext Amsterdam is expected to commence on or about the Closing Date.

In the period until the Bonds are admitted to listing and trading on Euronext Amsterdam, the Bonds will trade conditionally, on an "as, if and when issued" basis. Any conditional trading is at the sole risk of the parties concerned, and if the Offering is not completed, all conditional trades in the Bonds will become void.

Delivery

Upon issuance, the Bonds will be represented by a registered global certificate which will be deposited with, and registered in the name of, a nominee for a common

Lock-up on Issuance	We will be subject to a lock-up, unless waived in writing by the Global Coordinator, on the issuance of additional shares, securities convertible into shares and bonds for a period of 180 days from the Closing Date, subject to customary exceptions.
Risk Factors	Investing in the Bonds, or the Ordinary Shares issued upon conversion of the Bonds, involves a high degree of risk. See "Risk Factors" for a discussion of certain factors that you should carefully consider in connection with any decision relating to the Bonds.
Selling and Transfer Restrictions	We are offering and selling the Bonds only in those jurisdictions in which, and only to those eligible persons to whom, offers and sales of the Bonds may lawfully be made. The Bonds are offered by way of private placements to institutional investors in The Netherlands and elsewhere in offshore transactions outside the United States in reliance on Regulation S under the Securities Act, and, unless the Bonds are registered under the Securities Act or an exemption from registration is available, they may not be offered, sold, resold or otherwise transferred within the United States.

PRINCIPAL TERMS AND CONDITIONS OF THE BONDS

The following are the principal terms and conditions of the Bonds. These should be read in conjunction with, and are qualified in their entirety by, the Terms and Conditions of the Bonds. Capitalised terms used in this description of the principal terms and conditions of the bonds shall have the meaning given to them in the Terms and Conditions of the Bonds. See "Terms and Conditions of the Bonds."

Issuer	Hagemeyer N.V.
Closing Date	Expected to be on or before 30 March 2005.
Conversion Period	Bondholders may elect to convert their Bonds into Ordinary Shares at any time on or after a date which is expected to be 10 May 2005 to the close of business on 23 March 2012 or such earlier date on which we call for redemption of the Bonds.
Conversion Price	The initial Conversion Price is €2.83. The Conversion Price is subject to adjustment in the circumstances set out in the Trust Deed. See "Terms and Conditions of the Bonds."
Interest Rate	3.50% per annum, calculated on the principal amount of the Bonds and payable annually in arrear on 30 March in each year, commencing on 30 March 2006. In respect of Bonds that are converted, interest will cease to accrue from the interest payment date immediately preceding the relevant Conversion Date or, if none, the Closing Date (save in the limited circumstances provided in the Terms and Conditions of the Bonds). See "Terms and Conditions of the Bonds."
Form and Denomination	The Bonds will be issued in registered form. On the Closing Date, the global certificate evidencing the Bonds will be deposited with, and registered in the name of a nominee for a common depositary on behalf of Euroclear and Clearstream, against payment therefor in immediately payable funds. Investors may only hold interests in the Bonds through Euroclear or Clearstream or through participants in Euroclear or Clearstream. The Bonds will be issued only in denominations of €1,000.
Issue Price	100% of the principal amount of the Bonds.
Final Maturity Date	Unless previously redeemed, converted or re-purchased and cancelled, the Bonds will be redeemed at 100% of their principal amount on 30 March 2012.
Optional Redemption by the Issuer	At any time on or after 13 April 2009 we may redeem all (but not some only) of the outstanding Bonds at their principal amount plus interest accrued to the date fixed for redemption but unpaid provided that, within a period of 30 consecutive Trading Days (as defined in "Terms and Conditions of the Bonds") ending within five Trading Days prior to the date on which the relevant notice of redemption is given to Bondholders, the official closing price of our Ordinary Shares on Euronext Amsterdam for 20 Trading Days shall have been at least 130% of the

	Conversion Price deemed to be in effect on each of such Trading Days.
	In addition, we may at any time redeem all (but not some only) of the Bonds at their principal amount plus interest accrued to the date fixed for redemption provided that, prior to the date on which the relevant notice of redemption is given to Bondholders, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions have been effected in respect of 90% or more in principal amount of the Bonds originally issued.
Optional Redemption by the Bondholders	Upon the occurrence of a Change of Control (as more fully described herein – see "Terms and Conditions of the Bonds") affecting us, each Bondholder will be entitled (but not obliged) to require us to redeem all or any of the Bonds held by such Bondholder on the date fixed for redemption by us at their principal amount plus interest accrued to, but excluding, the date fixed for redemption.
Ranking	The obligations represented by the Bonds constitute our unconditional, unsecured and subordinated obligations, rank pari passu without any preference or priority amongst themselves, rank pari passu to our €150,000,000 5.75% subordinated convertible bonds due 2009 and will rank at least pari passu with all our existing and future unconditional, unsecured and subordinated obligations, all as specified in the Terms and Conditions of the Bonds.
Cash Alternative Election	To satisfy the Conversion Rights attaching to the Bonds, we can elect, by giving prior notice to the Trustee and the Bondholders, that we will pay or procure the payment of a cash amount determined by reference to the volume-weighted average prices of our Ordinary Shares during the period of 20 Trading Days from the date of delivery of the conversion notice. We have the right to withdraw this election option without the consent of the Bondholders. See "Terms and Conditions of the Bonds – Article 4(j)."
Negative Pledge	The Bonds contain a negative pledge given by us as set out in Article 2 of "Terms and Conditions of the Bonds".
Cross Default	The Bonds contain a cross default as set out in Article 10 of "Terms and Conditions of the Bonds".
Ordinary Shares	Ordinary Shares issued on conversion of the Bonds will be fully paid and will rank pari passu in all respects with all fully paid Ordinary Shares outstanding on the relevant Conversion Date.
Adjustment of Conversion Price / Anti-dilution	The Conversion Price of the Bonds will be subject to customary adjustments in certain circumstances, including, *inter alia*, share consolidations, share splits, bonus issues, distributions (including dividends in cash and in kind) and new issuance of shares at a greater than 5% discount to the then-prevailing market price of our Ordinary Shares.

Adjustment of Conversion Price in event of Change of Control	The Conversion Price of the Bonds will be adjusted downwards as provided herein for a period of 60 days following the giving of notice by us of a change of control (as defined in "Terms and Conditions of the Bonds"), all as more fully described in this prospectus.
Taxation	All payments in respect of the Bonds shall be made without deduction of or withholding for or on account of any present or future taxes unless such deduction or withholding is required by law. In the event of deductions or withholding being required by law, there will be no grossing up provisions.
Governing Law	The Trust Deed is governed by and shall be construed in accordance with the law of The Netherlands. Any dispute in connection with or arising from the Bonds may be decided by the competent Dutch court in Amsterdam. See "Terms and Conditions of the Bonds – Article 22."
Trustee	Amsterdamsch Trustee's Kantoor B.V.
Bond Trading Information	ISIN: XS0213543845. Common Code: 021354384. Amsterdam Security Number *(Fondscode)*: 15226.
Registrar for the Bonds	ABN AMRO Bank N.V.
Paying and Conversion Agent	ABN AMRO Bank N.V.
Listing Agent	ABN AMRO Bank N.V.

RISK FACTORS

An investment in the Bonds involves a high degree of risk. You should consider carefully the following risk factors, together with the other information contained in this prospectus, in connection with any decision relating to the Offering. If any of the risks set forth below were to materialise, our business, financial condition or results of operations could be materially adversely affected and this may have a material adverse effect on the trading price or value of the Bonds or the Ordinary Shares issuable upon conversion of the Bonds. Furthermore, the risks and uncertainties described may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also materially impair our business operations.

Risks Related to Our Business

We have suffered substantial net losses in 2004 and 2003 and a severe decline in our operating performance and financial results in 2003 and 2002 and we may continue to suffer net losses or a decline in our operating performance and financial results in the future.

The past three years have been particularly difficult for us. We had a net loss of €164.1 million in the year ended 31 December 2004 and a net loss of €318.0 million in the year ended 31 December 2003, compared to a net profit of €56.8 million in the year ended 31 December 2002. Our operating performance and financial results are subject to general economic conditions and to certain financial, business and other factors, some of which are beyond our control. We continue to be affected by the economic downturn in certain of the markets in which we operate. In particular, our business suffered from a steep decline in the construction and installation markets primarily in the United States and Germany in recent years (particularly in 2002 and 2003), increased competition in Germany and Australia amongst suppliers and other distributors resulting in lower margins, and a contraction of the U.K. electrical distribution market, particularly in 2002 and 2003. In addition, the following operational problems contributed to the severe decline in our operating performance and financial results:

- in 2002 and 2003, our U.K. operations experienced significant operational disruptions and deterioration in service levels following the implementation of a new enterprise resource planning ("ERP") system and start-up of a new centralised distribution centre, resulting in a significant drop in our U.K. sales and market share;
- administrative problems at our three major U.S. subsidiaries and a drop in service levels arising from difficulties in the start-up of the south-eastern distribution centre also contributed to a decrease in sales, market share and gross margins in the United States in 2003; and
- we incurred high costs associated with the restructuring of our sales and logistics operations in Germany.

These problems were exacerbated by our high operational gearing. This means that it is difficult for us in the short term to bring our operating expenses in line with any decline in sales due to our high fixed cost base. Accordingly, even a modest fluctuation in sales will disproportionately affect the profitability of our operations. This high operational gearing has had a substantial negative impact on our earnings in the last three years.

As a result of all of these factors, we have suffered severe losses. Our group-wide turnaround, which we began to implement after our financial restructuring in February 2004, remains dependent on the success of our U.K. and other operating subsidiaries in reviving and maintaining customer service levels. If we are unable to do so, or if our sales cease to grow, our business, financial condition and results of operation could be materially adversely affected.

The recovery of our U.K. operations may be hindered by our logistics and distribution system, the restructuring of which may be costly and may not work, which may have a material adverse effect on our business, financial condition and results of operation.

As discussed in greater detail in "Description of Our Business" below, our U.K. operations suffered a series of operational disruptions in 2002, 2003 and 2004. As a result of these problems in 2002 and 2003, we were unable to maintain the service levels that our customers had come to expect. Consequently, many of our customers took all or part of their business to our competitors, and we lost [illegible] part of our U.K. market share, especially in 2002 and 2003. This deterioration of service

Although we believe our customer service in the United Kingdom has been restored to competitive levels, the original logistics model, based on a large central distribution centre at Runcorn, did not deliver the transport or inventory cost savings we anticipated and proved unsuitable to our U.K. operations. As a result, we were required to devote additional personnel and transportation resources to ensure that our service levels did not deteriorate further, thus significantly increasing our costs. In light of these difficulties, we intend to close our Runcorn facility as of 1 September 2005 and have decided to replace the central distribution centre with approximately ten existing smaller regional distribution centres.

The turnaround of our group is dependent in large part on the success of our U.K. turnaround. We cannot assure you that the change in the logistics model now under way in our U.K. subsidiaries will be successful, that it will not disrupt service levels or distract management or that implementation will not take longer than we currently anticipate. These difficulties have led and could continue to lead to material adverse effects on our business, financial condition and results of operation in the United Kingdom. If management is not successful in curing these inefficiencies, our relationships with customers and vendors may continue to be harmed or our operating costs may continue to be high, which could continue to result in the loss of market share and have a material adverse effect on our business, financial condition and results of operation.

If we are not able to meet our substantial debt payments or comply with the restrictive and financial covenants contained in our credit facilities and our other debt instruments, our financial condition, results of operation and liquidity could be materially adversely affected.

We restructured most of our outstanding debt in February 2004 through agreements with certain of our lenders and replaced our then-outstanding debt with new facilities totalling approximately €905.0 million. As at 31 December 2004, we had approximately €476.4 million of net debt.

Our existing credit facilities require us and our subsidiaries to comply with various financial and non-financial covenants that may significantly restrict, and in some cases may prohibit, our ability and the ability of our subsidiaries to incur additional debt, create liens, pay dividends or make other distributions, make loans, grant credit, acquisitions and investments, incur capital expenses and dispose of assets, as well as our ability to redeem the Bonds. All proceeds that we receive from disposals, insurance, and debt or equity capital markets transactions (subject to certain exceptions) will be allocated to mandatory pre-payment of our existing credit facilities.

Our existing credit facilities require us, amongst other things, to meet certain ratios, including a Net Senior Debt to EBITDA (before exceptional items) Ratio, an Interest Cover Ratio based on EBITDA excluding exceptional items (after cash exceptionals) to total Net Interest Expense, and a Guarantee Cover Ratio. Also, we will not be permitted to pay dividends unless the Interest Cover Ratio is at least 3.5:1 and the Net Senior Debt to EBITDA Ratio is not greater than 3.0:1. For a description of these covenants see "Capitalisation and Principal Indebtedness".

Should our operating results decline significantly, there is a risk we could default on our debt. Our failure to repay amounts under, or our default under any covenants in, our credit facilities could result in cross-accelerations and cross-defaults under the terms of our indebtedness, including the Bonds, which could also result in our Bonds being redeemed, our committed and uncommitted credit facilities being cancelled, reduced or restricted, either to the amount of the borrowings outstanding at the time or else with respect to the use of those borrowings. This could have a material adverse effect on our financial condition, results of operation and liquidity. Moreover, it is unlikely that we would be able to repay all of this indebtedness if our creditors were to exercise their rights to accelerate the final maturities thereof.

If we are unable to generate sufficient cash flow from our future operations to repay indebtedness as it becomes due and make necessary investments, we may be required to further restructure or refinance all or a portion of our existing indebtedness, seek new borrowings, forego strategic opportunities, reduce or delay capital expenditures, sell additional assets, seek additional equity capital or delay, scale back or eliminate some aspects of our operations. In addition, to the extent we seek to replace or refinance our current indebtedness, that replacement or refinancing may not be available on terms that are favourable or acceptable to us, and may impose new and restrictive covenants on us. This could have a material adverse effect on our business, financial condition and results of operation.

We operate in a highly dynamic and competitive industry. If we are unable to compete effectively with our existing or any new competitors, our business, financial condition or results of operation or could be materially adversely affected.

The distribution industry is highly and increasingly competitive, and some of our competitors have greater financial resources than we do. Our existing major competitors may take actions to establish and sustain competitive advantage over us or even threaten our ability to survive, and competition from small local distributors with a non-comparable cost structure may increase. In particular, because our industry is generally characterised by low profit margins, aggressive price cutting by competition to gain market share may impact both our volumes and gross margin by forcing us to lower our pricing levels to compete effectively. Given our fixed cost base and our high level of operational gearing, a substantial decrease in our margins could have a material adverse effect on our business, financial condition and results of operation. In addition, suppliers may reconfigure the distribution chain by pursuing direct relationships with our customers, and in particular our high-volume customers, which may impact our volumes and have a material adverse effect on our business, financial condition or results of operation.

We are involved in a number of legal proceedings, some of which, if adversely concluded, could lead to the payment of substantial amounts by us, which could have a material adverse effect on our business, financial condition and results of operation.

We are currently faced with more than 41 threatened or pending legal proceedings, more than 30 of which involve claims against us or members of our group in excess of €250,000, of which more than nine are in excess of €5 million. We have established within the group provisions for a number of these claims, but we cannot provide assurance that these provisions will prove sufficient to cover all claims. Litigation is inherently unpredictable and we face a potentially substantial financial risk, if the claims filed against us or other members of the group are decided against us, that they would have a material adverse effect on our business, financial condition, and results of operation. Regardless of the outcome of a particular claim or claims, litigation may result in substantial costs and expenses and significantly divert the attention of management. A brief description of the most material legal proceedings is given here. For a description of our material active legal proceedings, see "Description of Our Business – Litigation".

Product liability claims – silicosis and asbestos

Two of our subsidiaries in the United States have been named as defendants in approximately 23,620 silicosis-related claims as of 31 December 2004, filed in various states, the large majority of which are filed in Mississippi and Texas. The plaintiffs allege that they developed silica-related diseases or suffer from diseases such as silicosis and claim that a subsidiary of ours allegedly distributed respiratory protective products (such as dust masks, respirators and air masks) that were not adequate to prevent plaintiffs from developing silica-related diseases or silicosis and/or that our subsidiary failed to give adequate warnings with respect to these products. Some claims also allege that another of our subsidiaries manufactured a government approved sandblasting hood that has been alleged to be defective, and that our subsidiary failed to give adequate warnings. The defendants in these lawsuits are often numerous and include manufacturers and distributors of sand, sandblasting equipment and products as well as manufacturers and distributors of respiratory protective products. Although our subsidiaries continue to engage in the business of distributing respiratory protective products, the other subsidiary ceased manufacturing these products in the mid to late 1980s.

These subsidiaries are also defendants in approximately 1,000 asbestos claims filed in Michigan, Mississippi and Texas. Plaintiffs in these cases are, for the most part, workers in the automotive, construction and manufacturing industries who developed an asbestos-related disease which they claim is due, in part, to exposure to products containing asbestos allegedly manufactured or sold by one of our subsidiaries.

Over 8,000 of the claims pending in state court in Mississippi have been transferred to Federal court in Corpus Christi, Texas, in accordance with multidistrict litigation ("MDL")

number of silicosis claims. While various hearings have been held in the Mississippi Federal MDL, the Judge has yet to render any rulings and it is still premature to assess whether the state and Federal MDLs will be continued in the long-term and the impact, if any, on our costs.

Our costs in connection with these claims are difficult to estimate because the outcome of this type of litigation (and therefore our range of potential liabilities) is subject to a number of assumptions and uncertainties, such as the nature and severity of the injuries to the plaintiffs, the number or size of claims or settlements, the number of financially viable responsible parties, the potential impact of the state and Federal MDLs and the potential impact of any pending or future silicosis/asbestos-related litigation and the potential impact of any toxic tort reform legislation regarding asbestos claims and/or silicosis claims. Subject to these assumptions and uncertainties, however, our two subsidiaries spent, in the aggregate, approximately $2.1 million, including litigation and settlement costs, in resolving or having dismissed 3,847 of these silicosis and asbestos claims in 2004, before insurance coverage. Due to the above assumptions and uncertainties, we cannot give any assurances as to the future cost of resolving or dismissing future claims.

As at 31 December 2004, our U.S. subsidiaries have established a provision for these claims of €29.6 million with respect to current and potential future silicosis and asbestos-related litigation. The provision takes into consideration incurred but not recorded claims, and is calculated on a discounted basis, before taking insurance coverage into account.

In addition, although we have obtained product liability insurance, our product liability coverage may not be adequate to protect us from any future silicosis and asbestos liabilities we may incur in connection with the use or sale of our products. For claims regarding silica or asbestos exposure before 1985, our current arrangements with insurance companies will cover any potential liability (subject to negotiations with our insurers). For claims regarding exposure after 1985, no insurance coverage is currently available. Accordingly, we may be required to make payments for claims substantially in excess of our provision that could reduce our cash flow and impair our ability to satisfy our obligations and result in a material adverse effect on our business.

Litigation regarding bankruptcy of Ceteco

Since 1995 we have held, directly and indirectly, approximately 65% of the shares in Ceteco N.V., a Dutch company, which was declared bankrupt in May 2000. In October 2003, Ceteco's bankruptcy receivers filed a lawsuit against us and the managing and supervisory board members of Ceteco in Dutch Court for the entire deficit in bankruptcy, currently estimated by the receivers at €160 million, excluding interest and expenses. This claim is based on the allegation that the non-executive directors of Ceteco improperly supervised the executive directors of Ceteco while they mismanaged Ceteco, leading to its demise. The basis of our alleged liability is that three of these non-executive directors were members of our Management Board during the period of the alleged mismanagement. In addition, and alternatively, the receivers allege that we, as a majority shareholder of Ceteco, breached a duty of care we owed to Ceteco and its creditors by, amongst other things, failing to intervene in time to prevent the mismanagement at Ceteco. The receivers are currently expected to claim, in aggregate, €160 million in tort damages, excluding interest and expenses, in this second claim based on the loss suffered by Ceteco in certain countries. Any damages so recoverable in the tort claim will reduce the deficit in bankruptcy, and will thereby also reduce the amount of the first claim. Finally, one of Ceteco's creditors, Dresdner Bank Lateinamerika, claims damages from us of €14.5 million (excluding interest and expenses) based on tort and alleging that we breached a duty of care to Dresdner Bank Lateinamerika by failing to intervene in time to prevent mismanagement at Ceteco. The amount claimed forms part of the deficit in Ceteco's bankruptcy. Dresdner Bank Lateinamerika has not yet commenced any formal court proceedings yet. We cannot assure you that our defence will ultimately prevail.

CEF Holdings Ltd vs. Elektrotechnische Groothandel Bernard

One of our competitors, CEF Holdings Ltd, started a new wholesale business in electro-

wholesale traders in electrical materials, the FEG, and all members of the FEG including (at that time) Elektrotechnische Groothandel Bernard B.V., one of our Dutch subsidiaries. In March 1991, CEF Holdings lodged a complaint with the European Commission against, amongst others, FEG and all of its members. Subsequently, CEF City Electrical Factors B.V. instituted legal proceedings in February 1999 before the district court in Rotterdam against FEG, Technische Unie, the largest FEG member, and Bernard (the second largest FEG member) for damages in the amount of NLG 214 million (approximately €98 million) excluding interest and expenses, on the same factual basis.

Since May 2003, the parties have then been waiting for the court to render judgement. We cannot assure you that our defence will ultimately prevail.

Belgian tax authorities vs. Manudax Belgium
Manudax Belgium N.V., one of our Belgian subsidiaries, entered into voluntary liquidation on 27 November 2000. During 1999 and 2000, Manudax Belgium received assessments for VAT in connection with fraudulent transactions allegedly entered into by former employees during the period beginning in late 1996 until early 1998. The amount of these assessments, including interest and penalties, is currently equal to €111.4 million (consisting of VAT of €26 million, penalties of €52 million and interest of €33 million). All assessments are being contested by Manudax Belgium. We cannot assure you, however, that our defence will ultimately prevail.

ABM Claim
In 2001 we acquired ABM, a Spanish distributor of electrical materials. In connection with the transaction, we agreed to make certain earn-out payments to the seller of ABM, contingent upon our achievement of certain agreed adjusted and audited 2002 EBITDA levels. We have determined that we have not achieved the agreed EBITDA levels, and consequently we have not made any earn-out payment to the seller of ABM. Our auditor in Spain, PricewaterhouseCoopers Auditores S.L., has agreed with the 2002 audited EBITDA. The seller has claimed that we have achieved certain agreed EBITDA levels and, accordingly, we should make an earn-out payment of €54 million, excluding contractual interest and expenses. The seller has commenced an "expert determination" proceeding, which decision is expected before the end of October 2005. We cannot assure you that our defence will ultimately prevail.

Current and future cost reduction initiatives intended to improve our operating and financial performance may be unsuccessful and the implementation of these initiatives may harm our business and results of operation.

We are implementing cost reduction programmes and pursuing various initiatives intended to improve our operating and financial performance. The implementation of our cost reduction programmes will last for several years. We are focusing our cost cutting efforts throughout our operations, which has resulted in, amongst other things, the redundancy of a significant number of our personnel. We are considering further redundancies going forward, in particular with regard to the closure of our U.K. central distribution centre at Runcorn. In addition to headcount reductions, new capital investments are being postponed or rejected, capital investments for replacement items are being postponed, and all controllable operating expenses are being minimised.

Implementation of these cost reduction measures involves a number of uncertainties. We cannot guarantee that the implementation of our current or any future cost reduction programmes will not result in disruptions to our business or that we will be successful in implementing these initiatives. Accordingly, we cannot assure you that we will be able to achieve the level of personnel reductions or other cost savings that we are or will be seeking, that the actual costs of implementing these programmes will not be greater than the amounts that we estimate when formulating these programmes, or that the actual costs will not exceed our realised savings. Our earnings before interest and taxes could suffer as a result, particularly if the negative effect on sales from personnel reductions exceeds our realised cost savings. This could have a material adverse effect on our business, financial condition and results of operation.

If current market conditions deteriorate, it may be necessary to impair some or all of our intangible assets, including goodwill that has already been paid, which could have a material adverse effect on our business, financial condition and results of operation.

There is a risk that if current market conditions deteriorate, it may be necessary to impair some or all of our intangible assets, including goodwill that has already been paid for companies we acquired in previous years and other intangible assets such as capitalised software and software development costs. As at 31 December 2004, we had intangible assets (including goodwill) of €495.7 million. Any such impairment will be tested based on a set of assumptions made by us but which may subsequently be affected by external factors beyond our control. Such an impairment of our goodwill would not be taken into account in determining our EBITDA, but would affect our ordinary results for the relevant period, and could have a material adverse effect on our business, financial condition, and results of operation.

In addition, if we are forced to sell parts of our business, we may incur significant book losses.

Foreign exchange rate fluctuations in the past have had an adverse impact on our results of operation and may continue to adversely affect our business, financial condition and results of operation.

Our non-euro operations constituted approximately 70% of our consolidated net sales in 2004. Our reporting currency is the euro and any movements in foreign exchange rates against the euro, in particular the U.S. dollar / euro, British pound / euro, and to a lesser extent, Australian dollar / euro and Swedish crown / euro exchange rates, have had and could continue to have a net negative impact on our business, financial condition and results of operation.

Our decentralised corporate structure may result in inconsistent operating practices and the pursuit of strategies at the regional or local level that are different from the group's strategy or that may violate local laws or regulations.

Our operating companies continue to run their day-to-day operations with a large degree of autonomy. This decentralised structure means that senior management at the group level is not always aware of business decisions being made at the local or regional level.

Even when our management structure may require that local or regional management consult with group management about a particular decision, such as whether cash from operations should be invested locally or transferred to the group to be used at that level, it is possible that local or regional managers will not consult with group management or may attempt to make the decision based on local considerations, even if management at the group level considers the proposed action to be at odds with the interests of the group's business as a whole or inconsistent with the group's strategy.

In addition, we are subject to various laws and regulations in the jurisdictions in which we sell our products and in which we have operations or assets that govern our activities or operations. If we fail to comply with these local laws and regulations, we may be required to pay fines and incur other penalties or injunctions. It is possible that the decentralised nature of our management structure will result in our failure to prevent one or more of our operating subsidiaries from violating a local law or regulation and exposing us to liability. The occurrence of these events could have a material adverse effect on our business, financial condition and results of operation.

We rely primarily on legacy information technology systems which are not integrated across our different operating companies.

Due to a combination of cost concerns and operational problems experienced in the United Kingdom and Australia after we implemented our new ERP system, we have decided to refrain from the further implementation of the ERP system in our other operations. As a result, the information technology systems of most of our operating

time being. This lack of integration may lead to certain inefficiencies resulting in, amongst other things, duplication of efforts, an inability to share commercially sensitive information amongst our subsidiaries and a failure to achieve the same operational efficiencies that an integrated information technology system would allow. Although we believe that the legacy systems in place at our operating companies are currently adequate to handle the flow of orders and other back office functions at those operating companies, we believe that at least some of those systems will not be capable of handling the increased demands that would be made upon them in the event sales volumes increase significantly. Moreover, although our ERP system in the United Kingdom and Australia is functioning adequately, we may not be able to rely on the system or integrate successfully new systems, modules or improvements to handle new value-added services that we may offer. If one or more of these legacy systems were to fail, or if our ERP system fails to perform adequately, this could have a material adverse effect on our service levels, sales and operations, which in turn could have a material adverse effect on our business, financial condition and results of operation.

If we are unable to retain key executives and recruit additional personnel to support the implementation of our strategy, then our business, financial condition and operations could be materially adversely affected.

Our continued success, including our ability to manage our turnaround programs, depends significantly upon the services of our key personnel, notably our executive officers, and upon our ability to attract and retain qualified personnel in all of our operations. A number of key personnel have left our employment during recent years, due to a combination of uncertainty about our future, competition from companies who are also in need of experienced executives, and a lack of certainty about our restructuring plans.

Moreover, certain of our competitors used our liquidity crisis in 2003 to target selected members and, in our German operations, a significant number of our sales force. Sales personnel quite often build trusted, long-standing relationships with customers and are therefore capable of taking customer business with them when leaving to work for a competitor. In late 2003 and early 2004, we lost more than 120 members of our sales force in our German operations to competition and suffered a consequential loss of revenues from certain customers. We suffered a similar loss of sales staff in Australia, although to a lesser extent. Although we have stabilised our sales forces in all of our markets, there can be no assurance that we will not suffer a similar loss in the future.

Our ability to attract and retain qualified executives and other key personnel and to successfully integrate these persons in the planning and implementation of our strategy will be important to our future performance. If one or more senior executives in the organisation were to resign, new executives would have to be appointed or recruited, and they may not be successful in the implementation of our strategy. The failure to find and retain qualified executives or their failure to successfully implement our strategy could have a material adverse effect on our business, financial condition and results of operation.

Our sales may fluctuate over time as a result of cyclical and other fluctuations.

Our business, and in particular our PPS business, is subject to several cycles, including construction and seasonal cycles. Construction cycles tend to occur over a period of years and can fluctuate widely as cities, regions and countries experience building booms, often followed by long periods of relative inactivity. Similarly, the construction industry is substantially affected by seasonality, which may cause our sales to fluctuate significantly from quarter to quarter. This is especially noticeable in northern climates where we have significant operations and where there are more sales in the spring and summer when the weather is favourable. Additionally, a number of other factors, such as the availability of credit, interest rates, and general economic and market conditions can create cyclical patterns that affect sales. Our Agencies / Consumer Electronics business is impacted by cycles of consumer confidence and seasonality.

Cyclical fluctuations may have a damaging effect on our business in several ways. Periods

operations and maintain the inventory levels we need in order to do business. Cyclical fluctuations may also make it difficult for us to obtain price concessions from our suppliers, as we cannot assure them of a constant minimum amount of orders. Moreover, cyclical fluctuations may make it difficult for us to retain qualified personnel or to fully staff all of our necessary employee positions. Any of these risks could have a material adverse effect on our business, financial condition and results of operation.

Our financial condition and results of operations reported in accordance with IFRS may differ in certain significant aspects from that reported in accordance with Dutch GAAP, which could affect the market price of the Bonds and our Ordinary Shares.

Our consolidated financial statements for the year ended 31 December 2004 and prior financial years have been prepared in accordance with Dutch GAAP. Dutch listed companies are required to adopt IFRS in their financial statements for accounting years commencing 1 January 2005. Accordingly, we will publish our financial statements, starting with those for the half-year ending 30 June 2005, in accordance with IFRS. Accounting adjustments resulting from the adoption of IFRS could have a material adverse effect on the presentation of our results of operations and equity and financial condition and, consequently, on our business, as well as the market price of the Bonds and our Ordinary Shares. For our assessment of the impact that IFRS will have on our financial reporting, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of Adoption of International Financial Reporting Standards (IFRS)."

Several major credit insurance companies have restricted the amount of credit insurance that they have been willing to underwrite in connection with credit extended to us by some of our suppliers, which could have a material adverse effect on our business, financial condition and results of operation.

Credit insurance companies issue ratings on our creditworthiness that determine the amount and terms of the credit insurance they are willing to underwrite in connection with credit extended to us by some of our suppliers. Our suppliers require credit insurance in order to hedge all or part of their credit exposure to us. Due to our 2002 and 2003 financial difficulties, several credit insurers significantly decreased our credit rating and decreased the amount of credit insurance that they were willing to underwrite in connection with credit purchases we make. These ratings decreases have led certain of our suppliers to doubt our creditworthiness and require more restrictive credit and commercial terms. These ratings decreases have also led to additional uncertainty amongst our suppliers and customers as to our ability to turn our business around and have led certain of our suppliers to transfer part of their business to competitors.

We continue to be subject to decreased credit ratings with certain credit insurers. These credit insurers may not restore our ratings to the extent necessary for them to underwrite the amount of credit insurance our suppliers need to cover all or part of their exposure to us. This could have a material adverse effect on our business, financial condition and results of operation.

Poor performance of stock markets has in the past caused and may in the future cause us to pay higher pension charges, pension premiums and contributions to our existing defined benefit pension plans, in particular for the United Kingdom and The Netherlands, and new accounting rules will have a substantial impact on our accounts from 1 January 2005 onwards.

We have a number of defined benefit pension plans, the largest of which cover the majority of our employees in The Netherlands and the United Kingdom. Defined benefit pension accruals in respect of our U.K. plan ended on 5 April 2002, and the plan thereafter continued as a defined contribution pension plan. The defined benefit accrual before 5 April 2002 however still shows a funding deficit. Our pension plan assets principally consist of long-term interest-earning investments and listed equity securities, with approximately 40% of the Dutch plan assets and approximately 65% of the U.K. plan assets consisting of equity securities. The poor performance of the stock markets in recent years (particularly from 2001 through 2003) had a negative influence on the investment

pension charges, pension premiums and payments to these funds. Future adverse stock market developments may affect assets of our defined benefit pension plans and the plans' compliance with mandatory coverage ratios, causing higher pension charges, pension premiums and contributions payable. In addition, defined benefit pension plans also are sensitive to interest rates, price inflation and other actuarial risks. Future adverse developments in these areas may also require us to make significant contributions to our existing pension plans.

In addition, from 1 January 2005, we are required to follow International Accounting Standard 19 (IAS19), which is part of International Financial Reporting Standards (IFRS). IAS19 will have a substantial impact on our accounts, particularly with regard to the United Kingdom. Currently, pensions are accounted for under the local accounting standard, incorporating a "sufficiency test" that is required under Dutch GAAP. IAS19 incorporates the balance of pension assets and liabilities on a market value basis in the balance sheet of the company, only indirectly related to the legal responsibility of the company with regard to a surplus or deficit. Under IAS19, our pension liability (the defined benefit obligation minus the fair value of plan assets) for the defined benefit pension plan in the United Kingdom is estimated to be £64 million, which exceeds the pension liability under current accounting standards. For all our other defined benefit plans, we expect the cumulative impact of IAS19 on the balance sheet to be less than €10 million. The additional pension liabilities will be charged against retained earnings in the IFRS opening balance sheet at the date of first adoption, 1 January 2004.

We do not currently have adequate information technology disaster recovery plans or a business continuity plan, which, if our critical information technology systems fail or if we suffer a serious disruption in our operations, could have a material adverse effect on our business, financial condition and results of operation.

We do not currently have adequate information technology disaster recovery plans for our critical information technology systems in all of our regional operations. If critical information technology systems fail during a disastrous event (such as a major fire or weather, political, war or labour event) and cannot recover quickly, our earnings will suffer. In addition, we have neither designed nor implemented a business continuity plan for us or for our subsidiaries. Business continuity plans are intended to ensure that business-critical processes are protected from disruption and will continue even after a disastrous event. Without an information technology disaster recovery plan or a business continuity plan, we cannot provide assurance that we or any of our operating subsidiaries would be able to sustain operations, provide essential products and services or recover operating costs following a major disaster (due to either internal or external causes) after a disastrous event or major disruption to one or more of our information technology systems or businesses. Such an event could damage our reputation, investor relationships and our ability to obtain capital.

If we are not able to reduce the number of our suppliers and strengthen relationships with our core suppliers, our margins may continue to suffer.

An important part of our strategy going forward will be to reduce the number of our suppliers and to strengthen the relationships we have with our core suppliers. The objective of our centralised procurement function and our International Procurement Committee is to ensure a reduction in the total number of suppliers and increase volumes with our key suppliers, resulting in increased incentives and, we believe, improved margins. Relationships with these suppliers will be coordinated on a global, regional and local basis. If our net sales decline, and if we are unable to capitalise timely on our centralised procurement efforts, our margins will continue to suffer. This could have a material adverse effect on our business, financial condition, and results of operation.

The nature of our agency contracts could result in the loss of some or all of our agency relationships, and the resulting revenue and profits, on short-term notice.

Our Agencies / Consumer Electronics businesses make a considerable contribution to our [illegible] totalling approximately 8% of net sales for the year ended 31 December 2004.

representative or as licensee in the Asia-Pacific region. We also act as domestic importer and exclusive distributor of consumer and business electronics and branded imaging products in The Netherlands.

Although we have long-term relationships with many of our agency contract partners, many of the agency contracts themselves are of a short-term nature (1-2 years) and are terminable upon certain events, including a change of control, subject on a case-by-case basis to notice requirements and in some cases compensation payments. We could also lose some or all of our remaining agency relationships, and the resulting revenue and profits, on short notice. This could have a material adverse effect on our business, financial condition and results of operation.

Risks Related to the Offering

The Bonds constitute claims against us that are subordinate to the claims of our senior creditors and, in addition, are structurally subordinated to claims of creditors of our subsidiaries.

The Bonds constitute claims against us that, by their terms, are subordinate to the claims of our present or future unsubordinated creditors. In addition, claims of (present or future) creditors of our subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by our subsidiaries, will have priority in a distribution on a winding up of the assets and earnings of such subsidiaries over the claims of our creditors, such as holders of the Bonds. The Trust Deed does not limit the amount of additional indebtedness which we or our subsidiaries can create, incur, assume or guarantee. For more information concerning the ranking of the Bonds, see "Terms and Conditions of the Bonds – Article 2(a)". As more fully described under "Capitalisation and Principal Indebtedness", our credit facilities contain covenants given by us and several of our subsidiaries which may adversely affect our ability to service obligations on our indebtedness, including the Bonds. These covenants include restrictions (i) which may impair the ability of certain of our subsidiaries to pay dividends, make other distributions or grant credit, including to us, and as a holding company, this may adversely affect our ability to meet payments due on the Bonds and (ii) which restrict the redemption of the Bonds.

There is no prior market for the Bonds, and therefore there can be no assurance regarding the future development of such market.

The lack of a prior public market for the Bonds may have a negative effect on the ability of holders of the Bonds to sell their Bonds, or the price at which such holders may be able to sell their Bonds. If a market for the Bonds were to develop, the Bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the Bonds or that an active market for the Bonds will develop.

The market price and marketability of the Bonds may decline after the Offering.

The market price and marketability of the Bonds could be subject to wide fluctuations after the Offering depending on numerous factors, many of which are beyond our control. The market price and marketability of the Bonds may also be adversely affected by the volatility of the market price of our Ordinary Shares.

We are not obliged to make any additional payments to Bondholders in the event that any payment in respect of the Bonds is required to be withheld or deducted for taxation.

Neither we nor the Bondholders have any right to require redemption of the Bonds in the event that any payment in respect of the Bonds is required to be withheld or deducted for taxation. See "Terms and Conditions of the Bonds".

USE OF PROCEEDS

The aggregate net cash proceeds that we may receive from the Offering is estimated to be approximately €131.5 million, after deducting fees and expenses estimated to be €3.5 million. The Offering includes a €15 million over-allotment option exercised by the Global Coordinator on 25 February 2005.

We are issuing the Bonds to enhance our debt maturity profile, reduce interest costs and improve financial flexibility. We will therefore use the proceeds of the Bonds to re-pay part of the group's existing senior debt.

TERMS AND CONDITIONS OF THE BONDS

The following is the form of Trust Deed to be entered into by us and the Trustee in relation to the Bonds. The terms and conditions of the Bonds, and therefore the rights and obligations of the holders of the Bonds, are exclusively governed by the Trust Deed.

Article 1 - Form And Denomination

(a) The Bonds are in registered form in the principal amount of one thousand euro (€1,000) each.

(b) The Bonds have been accepted for delivery through Euroclear and Clearstream, Luxembourg as further set out in Article 20.

Article 2 - Status And Negative Pledge

(a) Subordinated debt securities

The Bonds are unsecured, subordinated obligations of the Issuer, ranking *pari passu* without preference or priority among themselves and will, in the event of any total or partial liquidation, dissolution, winding-up (*ontbinding*), reorganisation, assignment for the benefit of creditors or marshalling of assets and liabilities of the Issuer or in a bankruptcy (*faillissement*), reorganisation, insolvency, receivership or other similar proceeding relating to the Issuer or its assets, whether voluntary or involuntary, suspension of payments (*surséance van betaling*) or composition or arrangement with creditors of the Issuer, be subordinated (*achtergesteld*) in right of payment to the claims of the holders of unsecured and unsubordinated payment obligations of the Issuer, but will rank pari passu with the Issuer's €150,000,000 5.75 per cent. Subordinated Convertible Bonds due 2009 and at least pari passu with all other Subordinated Indebtedness of the Issuer and in priority to indebtedness which by its terms ranks junior to the Bonds and the claims of shareholders of the Issuer.

For so long as any amounts remain outstanding under the Facilities Agreement or any person has any right to borrow any amount under the Facilities Agreement, the Trustee and the holders of any Bonds waive any and all rights that they may have, now or at any point in the future, to attach (*beslag leggen*) any of the Issuer's assets by way of execution of any claims they may have under this Trust Deed.

This Article 2(a) constitutes an unconditional and irrevocable third party stipulation (*onherroepelijk derdenbeding*) for nil consideration (*om niet*) within the meaning of article 6:253 of the Netherlands Civil Code for the benefit of the Finance Parties as defined in the Facilities Agreement.

(b) Negative Pledge

So long as any Bond remains outstanding, the Issuer will not create or assume any mortgage, charge, pledge, lien or other encumbrance upon the whole or any part of its present or future undertakings, assets or revenues to secure any Relevant Indebtedness of the Issuer which constitutes Subordinated Indebtedness without at the same time (i) securing the Bonds or causing them to be secured equally and rateably therewith to the satisfaction of the Trustee or (ii) providing such other security as the Trustee in its discretion shall deem to be not materially less beneficial to the Bondholders or as shall be approved by a resolution of a meeting of Bondholders in accordance with Article 14.

In this Article, **"Relevant Indebtedness"** means:

(1) any existing or future loan, debt, guarantee or other obligation for borrowed money of the Issuer which is in the form of or represented by any bond, note, debenture, debenture stock, loan stock, certificate or other instrument but only if such bond, note, debenture, debenture stock, loan stock, certificate or other instrument is quoted or traded on any stock exchange or in any securities market (including, without limitation, any over-the-counter market); and

2(b)(1) above.
The foregoing shall not apply to any security arising solely by mandatory operation of law.

Article 3 – Interest

(a) Interest Rate
The Bonds bear interest from the Closing Date at the rate of three and a half per cent. (3.50%) per annum of the principal amount thereof payable annually in arrear on the thirtieth day of March in each year (each an **"Interest Payment Date"**) commencing on the thirtieth day of March two thousand and six. The amount of interest payable on each Interest Payment Date shall be thirty-five euro zero cent (€35.00) in respect of each Bond and where interest is to be calculated in respect of a period which is shorter than an Interest Period, the day-count fraction used will be the number of days in the relevant period, from and including the date from which interest begins to accrue to but excluding the date on which it falls due, divided by the number of days in the Interest Period in which the relevant period falls (including the first such day but excluding the last). The period beginning on the Closing Date and ending on the first Interest Payment Date and each successive period beginning on an Interest Payment Date and ending on the next succeeding Interest Payment Date is called an **"Interest Period"**.

(b) Accrual of Interest
Each Bond will cease to bear interest (i) where the Conversion Right shall have been exercised or the Trustee shall have exercised its rights of conversion with respect to it pursuant to Article 4(l), from the Interest Payment Date immediately preceding the relevant Conversion Date or, if none, the Closing Date (subject in any such case as provided in Article 4(g)) or (ii) where such Bond is redeemed, from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused; in such event such Bond shall continue to bear interest at the aforesaid rate (both before and after judgment) until whichever is the earlier of (1) the day on which all sums due in respect of such Bond up to that day are received by or on behalf of the relevant Bondholder, and (2) the day which is seven (7) days after the Trustee or the Paying and Conversion Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to that seventh (7th) day (except to the extent that there is failure in the subsequent payment to the relevant holders under these Articles).

Article 4 - Conversion

(a) Conversion Period and Price
Subject to the right of the Issuer to make a Cash Alternative Election under Article 4(j), the holder of each Bond shall have the right (the **"Conversion Right"**) to convert (such conversion being a **"Conversion"**) such Bond into Conversion Securities, each credited as fully paid, at the Conversion Price (as defined herein), at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) on or after the tenth day of May two thousand and five to the close of business (at the place where the relevant Bond is deposited for conversion) on the twenty-third day of March two thousand and twelve (both days inclusive) or, if such Bond shall have been called for redemption pursuant to Article 5(b) prior to the Final Redemption Date then up to the close of business (at the place aforesaid) on the date seven (7) days before the date fixed for redemption thereof, or if notice requiring redemption has been given by the holder of such Bond pursuant to Article 5(c) then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice unless, in any such case, there shall be default in making payment in respect of such Bond on such date fixed for redemption, in which event the Conversion Right shall extend up (unless the Trustee shall have already exercised the relevant rights of conversion pursuant to Condition 4(l)) to the close of business (at the place aforesaid) on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given in accordance with Article 18 or, if earlier, the Final Redemption Date; provided that in each case, if such final date for the exercise of Conversion Rights is not a Business

Day in such place, then the right to exercise Conversion Rights shall end on the immediately preceding Business Day in such place. A Conversion Right may not be exercised by the Bondholder in circumstances where the Conversion Date in respect thereof would fall during the period commencing on the Record Date in respect of any payment of interest and ending on the relevant Interest Payment Date (both days inclusive).

A Conversion Right may not be exercised following the giving of notice by the Trustee pursuant to Article 10. A Conversion Right may only be exercised in respect of an integral number of bonds. Where a Conversion Right is exercised in respect of some only of the Bonds which are represented by a definitive certificate the old certificate shall be cancelled and a new certificate for the balance thereof shall be issued in lieu thereof without charge but upon payment by the holder of any taxes, duties and other governmental charges payable in connection therewith and the Registrar will within seven (7) Amsterdam Business Days of the relevant Conversion Date cause the Issuer to deliver such new certificate to the Bondholder at the specified office of the Registrar or (at the risk and, if mailed at the request of the Bondholder otherwise than by ordinary mail, at the expense of the Bondholder) mail the new certificate by uninsured mail to such address as the Bondholder may request.

The number of Conversion Securities to be delivered (subject to any Cash Alternative Election being in effect) on exercise of a Conversion Right shall be determined by dividing the principal amount of the relevant Bond or Bonds by the conversion price applicable to such Conversion Securities (the "**Conversion Price**") in effect on the Conversion Date. The initial Conversion Price is two euro eighty-three cents (€2.83) per Conversion Security and is subject to adjustment in the circumstances described in Articles 4(b)(1) and 4(i). The Conversion Securities to be delivered (subject to any Cash Alternative Election being in effect) shall be determined by reference to each class of security to be delivered including, where appropriate, any Spin-off Securities, Reclassified Securities, Consideration Securities or New Securities (as defined below). Fractions of Conversion Securities will not be issued on conversion and, except where any individual entitlement would be less than ten euro (€10.00), a cash payment shall be made by the Issuer in respect of any such fraction determined as provided in the definition of "Cash Alternative Amount" and (i) as if a Cash Alternative Election has been made and not revoked and was applicable to such exercise of Conversion Rights and (ii) as if "S" in the formula set out in the definition of Cash Alternative Amount referred to the relevant fraction of the Conversion Security resulting from the application of the conversion formula for such Bondholder or, as the case may be, the Trustee before rounding down. The Issuer shall make payment of the relevant amount to the relevant holder or, as the case may be, the Trustee not later than five (5) days following the relevant Conversion Date or, in the case of the exercise of the rights of conversion by the Trustee pursuant to Article 4(l), the relevant date fixed for redemption of the Bonds, by transfer to a euro account maintained by the holder with a bank in a city in which banks have access to the TARGET System in accordance with instructions contained in the relevant Conversion Notice (as defined in Article 4(d)) or, as the case may be, as directed by the Trustee. If the Conversion Right in respect of more than one Bond is exercised at any one time such that Conversion Securities to be issued on conversion are to be issued to the same holder, the number of Conversion Securities to be issued in respect thereof (subject to any Cash Alternative Election being in effect) shall be calculated on the basis of the aggregate principal amount of the Bonds being so converted. Where the Trustee shall have exercised its rights of conversion pursuant to Article 4(l), all relevant Bonds in respect of which such rights are exercised shall, for the purpose of the immediately preceding sentence, be deemed to be held by one person. The Issuer will issue and cause to be delivered on the relevant Conversion Date to the Bondholders (subject to any Cash Alternative Election being in effect) the Conversion Securities (or, where they are to be issued to the Trustee pursuant to Article 4(l), the Trustee or its nominee on behalf of the relevant Bondholders) by way of book entry delivery through Euroclear Netherlands, Euroclear Bruxelles and Clearstream, Luxembourg or, in the case of Conversion Securities not settled through any of such settlement systems, by a method of delivery chosen by the Issuer and approved by the Trustee.

(b) Adjustment of Conversion Price

(1) The Conversion Price will be adjusted in the manner provided in Formulae A to D set out in Article 4(b)(2) below in the following circumstances and also as provided in Article 4(i) and Article 4(b)(1)(J):

(A) if there occurs any alteration to the nominal value of the Conversion Securities as a result of consolidation or subdivision of the Conversion Securities, the Conversion Price shall be adjusted, as of the date such event occurs, in accordance with Formula A;

(B) if the Issuer issues any Conversion Securities credited as fully paid to the holders of Conversion Securities by way of capitalisation of profits or reserves (including any share premium account) the Conversion Price shall, as of the first date on which the relevant Conversion Securities are traded ex-the entitlement to such Conversion Securities, be adjusted in accordance with Formula A;

(C) if the Issuer pays or makes a Dividend (other than in the form of Conversion Securities and falling within (B) above), the Conversion Price shall be adjusted, as of the first date on which the relevant Conversion Securities are traded ex-Dividend, in accordance with Formula B;

(D) if the Issuer issues or sells Conversion Securities, or causes Conversion Securities to be issued or sold, for a price that is less than ninety five per cent. (95%) of the Current Market Price per Conversion Security on the Trading Day immediately preceding the date of the first public announcement of the terms (including the price) of the issue or grant of such Conversion Securities, the Conversion Price shall be adjusted, as of the date of issue or sale of such securities, in accordance with Formula C;

(E) if the Issuer issues or causes to be issued for no valuable consideration to existing holders of Conversion Securities securities that are convertible, exchangeable or otherwise exercisable into Conversion Securities, the Conversion Price shall be adjusted, as of the first date on which the Conversion Securities are traded ex-the relevant entitlement, in accordance with Formula B;

(F) if the Issuer grants or causes to be granted a right, option, warrant or other security for no valuable consideration to existing holders of Conversion Securities giving them the right to purchase or subscribe for additional Conversion Securities or securities that are convertible, exchangeable or otherwise exercisable into Conversion Securities, the Conversion Price shall be adjusted, as of the first date on which the relevant Conversion Securities are traded ex-right, option, warrant or other security, in accordance with Formula B;

(G) if the Issuer or any Subsidiary or (at the direction or request of, or pursuant to any arrangements with, the Issuer or any Subsidiary) any other company, Person or entity (otherwise than any issue or sale falling within (D), (E) or (F) above) issues and sells, or causes to be issued and sold, securities that are convertible, exchangeable or otherwise exercisable into Conversion Securities and the consideration per security received by the Issuer, in relation to the conversion, exchange or other exercise into Conversion Securities in respect of such security (the "**Total Issue Consideration**"), is less than ninety five per cent. (95%) of the Current Market Price per Conversion Security on the Trading Day last preceding the date of the first public announcement of the terms (including the price) of the issue or grant of such securities, the Conversion Price shall be adjusted, as of the date of issue and sale of such securities, in accordance with Formula C;

(H) if the Issuer or any Subsidiary or (at the direction or request of, or pursuant to any arrangements with, the Issuer or any Subsidiary) any other company,

Person or entity issues or grants or causes to be issued or granted to existing holders of Conversion Securities a right, option, warrant or other security giving the right to purchase or otherwise acquire at less than Fair Market Value, any other property (not covered by another paragraph of this Article 4(b)(1)), the Conversion Price shall be adjusted, as of the first date on which the Conversion Securities are traded ex-right, option, warrant or other security, in accordance with Formula B;

(l) if, whether by way of a statutory demerger (splitsing) or spin-off (afsplitsing) within the meaning of Section 334a of Book 2 of the Dutch Civil Code or otherwise, the Issuer distributes, or causes to be distributed, to existing holders of Conversion Securities (a **"Spin-off Event"**) equity securities of an issuer other than the Issuer (the **"Spin-off Securities"**), or subdivides (a **"Reclassification"**) the Conversion Securities into two (2) or more separately quoted classes of equity securities (such new class(es) of equity securities, the **"Reclassified Securities"**), then (subject to applicable law) one of the following adjustments will be made, as selected by the Issuer (after consultation with the Trustee) from among the options applicable to such event, effective as of the ex-dividend date of any Spin-off Event or as of the effective date of any Reclassification:

(i) if the Spin-off Securities or Reclassified Securities are publicly traded on a Recognised Stock Exchange, the Conversion Securities shall thereafter comprise the securities comprising the Conversion Securities immediately prior to such adjustment together with the Spin-off Securities or the Reclassified Securities, in either case in the same amount as the Bondholder would have been entitled to receive had he converted the Bonds into Conversion Securities immediately prior to the record date of such Spin-off Event or the effective date of such Reclassification (and assuming for this purpose no Cash Alternative Election was in effect at the relevant time); or

(ii) in the case of a Spin-Off Event, the Conversion Price will be adjusted in accordance with Formula B; or

(iii) within five (5) Amsterdam Business Days after the first date on which the Conversion Securities are traded ex-the entitlement to the Spin-off Securities the Issuer will deliver the Spin-off Securities to each Bondholder in the same amount as the Bondholder would have been entitled to receive had he converted the Bonds into Conversion Securities immediately prior to the record date of such Spin-off Event (and assuming for this purpose no Cash Alternative Election was in effect at the relevant time); or

(iv) within five (5) Amsterdam Business Days after the first date on which the Conversion Securities are traded ex-the entitlement to the Spin-off Securities the Issuer will deliver to each Bondholder an amount of euro equal to the Fair Market Value of the number of such Spin-off Securities as such Bondholder would have been entitled to receive had he converted the Bonds into Conversion Securities immediately prior to the record date of such Spin-off Event.

If the Issuer selects option (i) above and such option is approved by the Trustee:

(01) in the case of a Spin-off Event, each Bond will thereafter, subject to any Cash Alternative Election being in effect, be convertible into the Conversion Securities and the relevant Spin-off Securities (in the amount determined as provided in (i) subject to adjustment *mutatis mutandis* as provided in these Articles) and for such purposes the initial Conversion Price in respect of the Spin-off Securities upon the relevant Spin-off Event shall be calculated by

dividing the principal amount of each Bond by the number of Spin-off Securities the holder of such Bond would have been entitled to receive had he converted the Bonds into Conversion Securities immediately prior to the record date of such Spin-off Event.

No adjustment shall be made to the Conversion Price in respect of the original Conversion Securities as a result of such Spin-off Event.

(02) in the case of a Reclassification, the Bonds will thereafter, subject to any Cash Alternative Election being in effect, be convertible into each class of the Reclassified Securities (in each case in the amount determined as provided in (1) subject to adjustment *mutatis mutandis* as provided in these Articles) and for such purposes the initial Conversion Price in respect of each class of Reclassified Securities upon the Reclassification shall be calculated by dividing the principal amount of each Bond by the number of such Reclassified Securities as the holder of such Bond would have been entitled to receive had he converted the Bonds into Conversion Securities immediately prior to the effective date of such Reclassification. If the Issuer shall select option (iii) or (iv) above, the Bonds will, subject to any Cash Alternative Election being in effect, continue to be convertible into Conversion Securities as provided in these terms and conditions and no adjustment shall be made to the Conversion Price as a result of the relevant Spin-off Event;

(J) if a Change of Control shall have occurred other than as a result of any event described in Article 4(i)(1), then upon any exercise of Conversion Rights such that the relevant Conversion Date falls within sixty (60) calendar days following a Change of Control, or, if later, sixty (60) calendar days following the date on which notice of the Change of Control is given to Bondholders pursuant to Article 4(h), the Conversion Price shall be adjusted as set out below but in each case adjusted, if appropriate, under the other provisions of this Article 4(b):

Conversion Date	**Conversion Price**
On or before the thirtieth day of March two thousand and six;	€2.25
Thereafter, but on or before the thirtieth day of March two thousand and seven;	€2.37
Thereafter, but on or before the thirtieth day of March two thousand and eight;	€2.47
Thereafter, but on or before the thirtieth day of March two thousand and nine;	€2.57
Thereafter, but on or before the thirtieth day of March two thousand and ten;	€2.67
Thereafter, but on or before the thirtieth day of March two thousand and eleven;	€2.75
Thereafter, and until the Final Redemption Date.	€2.75

(K) if there is any modification of the rights of conversion, exchange or exercise attaching to any securities as mentioned in Article 4(b)(1)(G), irrespective of the Total Issue Consideration at the time of issue or sale of such securities, (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that following such modification the Total Issue Consideration receivable per security is less than ninety five per cent. (95%) of the Current Market Price per Conversion Security on the date of such modification, the Conversion Price shall be adjusted, as of the date of such modification, in accordance with Formula C;

(L) in the event of a purchase or redemption of Conversion Securities by or on behalf of the Issuer where the Volume Weighted Average Price (before expenses) on any one day in respect of such purchase or redemption exceeds by more than five per cent. (5%) the Current Market Price per Conversion

Security on the Trading Day preceding either (1) that date, or (2) where an announcement has been made of the intention to purchase Conversion Securities at some future date at a specified price, the Trading Day immediately preceding the date of such announcement, the Conversion Price shall be adjusted, as of the date of the relevant purchase or redemption, in accordance with Formula D; and

(M) if the Issuer determines in good faith that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in this Article 4(b)(1) or Article 4(i) (even if the circumstances are specifically excluded from the operation of any or all of Article 4(b)(1) or Article 4(i)), the Issuer shall request the Auditors to determine, as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account of such events or circumstances and the date on which such adjustment should take effect. Upon such determination, such adjustment (if any) shall, subject to prior consultation with the Trustee and to such adjustment resulting in a reduction of the Conversion Price, be made and shall take effect in accordance with such determination. The Trustee shall be entitled from time to time by notice in writing to the Issuer to require the Issuer to consult, and the Issuer shall consult, with the Trustee as to whether or not a determination should or should not be made as described above and, following such consultation, the Issuer shall in good faith promptly determine whether or not an adjustment should be made to the Conversion Price; provided that, where the circumstances giving rise to any adjustment pursuant to this Article 4(b)(1) or Article 4(i) have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price, such modification shall be made to the operation of the adjustment provisions as may be advised by the Auditors to be in their opinion appropriate to give the intended result.

(2) If, pursuant to Article 4(b)(1) above, the Conversion Price is to be adjusted, the following formulae shall be used as appropriate:

Formula A:
The adjusted Conversion Price in the events described in Article 4(b)(1)(A) and (B) shall be determined as follows:

$(X/Y) \times CP$

where:
X = the number of Conversion Securities outstanding immediately prior to the occurrence of such event.
Y = the number of Conversion Securities outstanding immediately after the occurrence of such event.
CP = the Conversion Price immediately prior to the occurrence of such event.

Formula B:
The adjusted Conversion Price in the events described in Articles 4(b)(1)(C), (E), (F), (H) and (I) shall be determined as follows:

$((P - d)/P) \times CP$

where:
P = the Current Market Price per Conversion Security on the day on which any distribution, issue or grant in respect of which this adjustment is being made is announced, or, if applicable, on the last day of the period identified in proviso (iii) to the definition of Fair Market Value in Article 21.

d = the Fair Market Value of the Dividend, rights, options, warrants or other Securities attributable to one Conversion Security.

CP = the Conversion Price immediately prior to the occurrence of such event.

Formula C:

The adjusted Conversion Price in the events described in Articles 4(b)(1)(D), (G) and (K) shall be determined as follows:

$((X + (Z \times c/P))/(X + Z)) \times CP$

where:

X = the number of Conversion Securities outstanding immediately prior to the occurrence of such event.

P = the Current Market Price per Conversion Security on the day of the pricing of the securities to be sold or announcement of the modification.

Z = the number of (i) Conversion Securities to be sold or (ii) Conversion Securities into which such other securities to be sold or issued are convertible, exchangeable or otherwise exercisable.

c = the Total Issue Consideration per share of (i) the Conversion Securities to be sold or (ii) the securities to be sold, issued or modified that are convertible, exchangeable or otherwise exercisable into the Conversion Securities.

CP = the Conversion Price immediately prior to the occurrence of such event.

Formula D:

The adjusted Conversion Price in the event of a purchase or redemption of Conversion Securities for the purposes of Article 4(b)(1)(L) shall be determined as follows:

$(((N1 \times P) - A)/(N2 \times P)) \times CP$

where:

N_1 = the number of Conversion Securities outstanding on the day of such purchase or redemption (the **"Purchase Date"**) inclusive of all Conversion Securities so purchased or redeemed (the **"Purchased Shares"**).

N_2 = the number of Conversion Securities outstanding on the Purchase Date exclusive of any Purchased Shares.

P = the Current Market Price per Conversion Security on the Purchase Date.

A = the aggregate consideration payable to holders of Conversion Securities that are the subject of such purchase or redemption.

CP = the Conversion Price immediately prior to the occurrence of such event.

(c) Adjustment mechanics

(1) On any adjustment, the resultant Conversion Price, if not an integral multiple of one cent (€0.01) shall be rounded down to the nearest cent (€0.01). No adjustment shall be made to the Conversion Price where such adjustment (rounded down, if applicable) would be less than one per cent. (1%) of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment required to be made and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time. Notice of any adjustments shall be given to Bondholders as soon as practicable after the determination thereof.

(2) No adjustment will be made to the Conversion Price where Conversion Securities or other securities (including rights, warrants or options) are issued, offered,

exercised, allotted, appropriated, modified or granted to current or former employees (including current or former members of the Board of Management or Supervisory Board) of the Issuer or any Subsidiary pursuant to any employees' share or stock option scheme (including any scheme for the issue of convertible employee bonds to employees).

(3) The Conversion Price may not be reduced so that, on conversion of Bonds, Conversion Securities would fall to be issued at a discount to their nominal value.

(4) Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time such that, in the opinion of the Auditors, a modification to the operation of the adjustment provisions is required in order to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by the Auditors to be in their opinion appropriate to give such intended result.

(5) If the Conversion Date in relation to any Bond shall be after the record or other due date (the **"Entitlement Date"**) for the establishment of an entitlement to any such issue, distribution, grant or offer (as the case may be) as is mentioned in Articles 4(b)(1)(B), (C), (D), (E), (F), (G) or (H) but before the relevant adjustment becomes effective or before the Entitlement Date for any such issue, distribution, grant or offer (as the case may be) as is mentioned in Articles 4(b)(1)(B), (C), (D), (E), (F), (G) or (H) but in circumstances where the relevant Bondholder is unable by the relevant Entitlement Date to become duly entitled to the Conversion Securities for the purpose of receiving the issue, distribution, grant or offer as is mentioned in the relevant provision (such adjustment, a **"Retroactive Adjustment"**), then,

(i) unless a Cash Alternative Election was in effect upon such Conversion Date, the Issuer shall (conditional upon the relevant adjustment becoming effective and, for the avoidance of doubt, upon the Change of Control having occurred) procure that there shall be issued to the converting Bondholder, in accordance with the instructions contained in the Conversion Notice (as defined below or, in the case of the exercise of the rights of conversion by the Trustee pursuant to Article 4(l) to the Trustee or its nominee), such additional number of Conversion Securities (if any) (the **"Additional Shares"**) as, together with the Conversion Securities issued or to be issued on conversion of the relevant Bond, is equal to the number of Conversion Securities which would have been required to be issued on conversion of such Bond if the relevant adjustment to the Conversion Price had in fact been made and become effective after the relevant Entitlement Date, or

(ii) if a Cash Alternative Election was in effect upon such Conversion Date, the Issuer shall pay to the relevant Bondholder or, in the case of the exercise of the rights of conversion by the Trustee pursuant to Article 4(l) to the Trustee or its nominee, an additional amount (the **"Additional Cash Amount"**) equal to the Volume Weighted Average Price as at the date the Retroactive Adjustment takes effect of the Additional Shares that would fall to be issued to the relevant Bondholder if no Cash Alternative Election were in effect. The Issuer will pay the Additional Cash Amount not later than seven (7) days following the date on which the Retroactive Adjustment takes effect.

(6) For the avoidance of doubt, except in the case of a consolidation of Conversion Securities as provided in Article 4(b)(1)(A), in no event shall the Conversion Price be increased as a result of any adjustment pursuant to any provision of Article 4(b)(1).

(d) Procedure for Conversion

A Conversion Right attaching to any Bond may be exercised by transfer or delivery of the relevant Bond, to the specified office of the Paying and Conversion Agent or the Registrar during its usual business hours, accompanied by a duly completed and

signed notice of conversion (a **"Conversion Notice"**) in the form (for the time being current) obtainable from the Paying and Conversion Agent or the Registrar. Delivery as aforesaid shall not be required in the case of the Trustee exercising rights of conversion pursuant to Article 4(l). Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Paying and Conversion Agent or the Registrar is located.

The Conversion Notice shall specify the account with a financial institution to which the Conversion Securities or, as appropriate, the Cash Alternative Amount should be credited. Bondholders must include sufficient details, as set out in the form of Conversion Notice, about such account and such financial institution as set forth in the Conversion Notice to permit the Issuer to make or to cause such delivery or, as appropriate, payment by credit to such account.

The conversion date in respect of a Bond (the **"Conversion Date"**) shall be the date on which the Paying and Conversion Agent has received (i) such Conversion Notice and (ii) (if applicable) any payment to be made or indemnity given under these Articles in connection with the exercise of such Conversion Right, or in the case of the Trustee exercising rights of conversion pursuant to Article 4(l), the Conversion Date shall mean the date which would have been the Conversion Date had Conversion Rights been exercised by holders of the relevant Unexercised Bonds (as defined in Article 4(l)) on the last day of the relevant period for exercise of Conversion Rights by such holders pursuant to Article 4(l).

For so long as the Bonds are represented by the Global Certificate, the exercise of the Conversion Rights in respect of any Bonds will be effected by the holder of a beneficial interest in the Global Certificate, or the Person who is for the time being shown in the records of Euroclear and Clearstream, Luxembourg as the accountholder on behalf of the holder of such beneficial interest, delivering (in the case of an accountholder, at the direction of the beneficial holder of the relevant principal amount of Bonds) a Conversion Notice to the Paying and Conversion Agent or the Registrar.

A Conversion Notice once delivered shall be irrevocable.

(e) Duties payable on Conversion

A Bondholder delivering a Bond for Conversion or the Trustee exercising its rights of conversion under Article 4(l) must pay (in the case of the Trustee by means of deduction from the net proceeds of sale referred to in Article 4(l)) any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital duties or stamp, issue or registration duties payable in The Netherlands by the Issuer in respect of the allotment and issue of Conversion Securities on conversion) and such Bondholder or the Trustee (as the case may be) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale as aforesaid) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion.

(f) Ranking of Conversion Securities

(1) The Conversion Securities issued on conversion will, in each case, be fully paid and free from any liens, charges, encumbrances, pre-emptive rights or other third party rights and will rank pari passu in all respects with the fully paid Conversion Securities, as the case may be, in issue on the Conversion Date and will be entitled to dividend and other distributions and to pre-emptive rights in respect of issues of Conversion Securities in accordance with Dutch law.

(2) Save as provided in Article 4(g), no payment or adjustment shall be made on conversion for any interest which otherwise would have accrued on the relevant Bonds since the last Interest Payment Date preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

(g) Interest on Conversion

If any notice requiring the redemption of any Bonds is given pursuant to Article 5(b) on or after the fifteenth (15th) Amsterdam Business Day prior to a Dividend determination date which has occurred since the last Interest Payment Date (or in the case of the first Interest Period, since the Closing Date) (whether such notice is given before, on or after such Dividend determination date) in respect of any dividend or distribution payable in respect of any Conversion Securities where such notice specifies a date for redemption falling on or prior to the date which is fourteen (14) days after the Interest Payment Date next following such Dividend determination date, interest shall accrue on Bonds in respect of which Conversion Rights shall have been exercised or in respect of which the Trustee shall have exercised its rights of conversion pursuant to Article 4(l) and in respect of which the Conversion Date falls after such Dividend determination date and on or prior to the Interest Payment Date next following such Dividend determination date, in each case from the preceding Interest Payment Date (or, if such Conversion Date falls before the first Interest Payment Date, from the Closing Date) to such Conversion Date. Any such interest shall be paid by the Issuer not later than fourteen (14) days after the relevant Conversion Date by transfer to a euro account maintained with a bank in a city in which banks have access to the TARGET System in accordance with instructions given by the relevant Bondholder or, in the case of the exercise of such rights by the Trustee, the Trustee.

(h) Change of Control

Following the occurrence of a Change of Control, the Issuer shall give written notice thereof to Bondholders (which shall include notice of the Conversion Price applicable in consequence of the Change of Control as set out in these Articles, as adjusted where appropriate) within fifteen (15) Amsterdam Business Days after it becomes aware of such Change of Control, which notice shall contain a statement informing Bondholders of their entitlement to exercise their Conversion Rights or to exercise their right (if applicable under Article 5(c)) to require redemption of the Bonds.

(i) Mergers and Restructuring

(1) Merger

In the event of any merger (*juridische fusie*) of the Issuer with or into any other company, the Issuer will:

(A) (x) if the Issuer is the continuing entity, ensure that each Bond remains convertible into the number of Conversion Securities into which such Bond could have been converted prior to such merger taking effect (subject to adjustment as set out in Article 4(b)), or

(y) If the Issuer is not the continuing entity, ensure that each Bond will be convertible into the number of shares (or other securities, including depositary receipts issued for the same) of the resulting company equal to the Total Consideration that would have been issued or paid by the Issuer or resulting company to the holder of the number of Conversion Securities into which such Bond could have been converted upon exercise of such Bondholder's conversion rights, immediately prior to the merger taking effect (subject to adjustment as set out in Article 4(b)) (the **"Consideration Securities"**); and

(B) appoint, jointly with the Trustee, an independent *Registeraccountant* (registered accountant), to approve the Issuer's calculation of the number of Consideration Securities, such approval being evidenced by a written declaration issued by such *Registeraccountant.*

(2) Restructuring of the Issuer's Share Capital

In the event of any restructuring of the Issuer's share capital, other than an event which causes an adjustment to the Conversion Price pursuant to Articles 4(b)(1)(A) to (I) or which falls within paragraph (1) of this Article 4(i) in circumstances where the relevant New Securities (defined below) are or will be

within ten (10) Amsterdam Business Days of the relevant restructuring publicly traded on a Recognised Stock Exchange, the Issuer will:

(A) ensure that each Bond will be convertible into the number of shares (or other securities, including depositary receipts issued for the same) issued by the Issuer to the holder of the number of Conversion Securities into which such Bond could have been converted upon exercise of such Bondholder's conversion rights, immediately prior to the restructuring taking effect (subject to adjustment as set out in Article 4(b)) (the **"New Securities"**) plus, if the original Conversion Securities remain in issue, the original Conversion Securities into which such Bond could have been converted upon exercise of such Bondholder's conversion rights, immediately prior to the restructuring taking effect (subject to adjustment as set out in Article 4(b)); and

(B) appoint, jointly with the Trustee, an independent *Registeraccountant* (registered accountant), to approve the Issuer's calculation of the number of New Securities, such approval being evidenced by a written declaration issued by such *Registeraccountant.*

(3) General
Upon the occurrence of any of the events referred to in this Article 4(i)(1) or (2), the Issuer will, or will procure that its successor, if applicable, will enter into a supplemental trust deed with the Trustee, setting forth and containing such provisions relating to the Bonds as to give the most equitable treatment to Bondholders in accordance with the provisions of this Article 4. If such a supplementary trust deed is not executed within a reasonable period, either the Issuer or the Trustee may request the president of the *Koninklijk Nederlands Instituut van Registeraccountants* to appoint an independent *Registeraccountant* to adopt the amendment to the conditions. Such adoption will be binding upon the Issuer, its successor where applicable, the Trustee and all Bondholders. The fees of the *Registeraccountant* appointed pursuant to this Article 4(i) will be charged to the Issuer. Any supplemental trust deed as referred to above will be binding upon all the parties in this regard.

Such supplemental trust deed will provide for adjustments which will be as nearly equivalent as may be practicable to the adjustments provided for in the foregoing provisions of this Article 4 and shall make such amendments as shall be necessary to the definition of Conversion Securities. The above provisions of this Article 4(i) will apply in the same way to any subsequent restructuring, consolidation, merger, sale or transfer.

(j) Cash Alternative

The Issuer may make an election from time to time (a **"Cash Alternative Election"**) by giving prior notice (a **"Cash Alternative Election Notice"**) to the Trustee and the Bondholders in accordance with Article 18 to satisfy the Conversion Rights attaching to any Bonds and the right of conversion of the Trustee under Article 4(l) and in respect of which the Conversion Date falls on or after the Cash Election Date specified in such Cash Alternative Election Notice and prior to the Revocation Date specified in any subsequent notice of revocation (a **"Notice of Revocation"**) of such Cash Alternative Election (as provided below) by making payment, or procuring that payment be made on its behalf, to the relevant Bondholder or the Trustee, as the case may be, of a sum in cash equal to the Cash Alternative Amount in respect of the Conversion Securities (including, for this purpose, any fractions of such Conversion Securities) which, in the absence of any such Cash Alternative Election, would have fallen to be delivered to the relevant Bondholder, together with any other amount payable by the Issuer to such Bondholder in respect of or relating to the relevant exercise of Conversion Rights. Any Cash Alternative Amount shall be paid by the Issuer by not later than the third Amsterdam Business Day following the end of the Cash Alternative Calculation Period by transfer to a euro account maintained with a bank in a city which has access to the TARGET System in accordance with instructions contained in the relevant Conversion Notice or as requested by the Trustee, as the case may be. The Issuer may at any time and from time to time revoke a Cash

Alternative Election by giving a Notice of Revocation to the Trustee and the Bondholders in accordance with Article 18 specifying the Revocation Date. The Issuer may exercise its rights as provided above, both to make and to revoke a Cash Alternative Election, as often as it thinks fit. The Issuer may at any time waive its rights under this Article 4(j) by issuing a notice to that effect in accordance with Article 18. Such waiver shall be (i) irrevocable, (ii) effective as of the date of the relevant notice (so that as of that date this Article 4(j) shall be deemed as no longer being part of this Trust Deed), and (iii) applicable with respect to all Bonds which are outstanding as at such date.

(k) Notice

The Issuer shall give notice to the Bondholders in accordance with Article 18 of any change (or, at the Issuer's discretion, any prospective change) to the Conversion Price as soon as reasonably practicable following such change (or, if the notice is given in respect of a prospective change, as soon as reasonably practicable after the Issuer becomes aware of such prospective change).

(l) Automatic Conversion on Redemption

The Trustee may, at its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the date six (6) days immediately prior to, and ending at the close of business on the Amsterdam Business Day immediately prior to, the date fixed for redemption from time to time of any of the Bonds, elect by notice in writing to the Issuer to convert the aggregate principal amount of Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised (**"Unexercised Bonds"**) into Conversion Securities at the Conversion Price on the applicable Conversion Date if all necessary consents (if any) have been obtained and the Trustee is satisfied or is advised by an independent investment bank of international repute appointed by the Trustee that the net proceeds of an immediate sale of the Conversion Securities arising from such conversion (assuming for this purpose no Cash Alternative Election is made) and (disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, issue or registration duties consequent thereon) would be likely to exceed by five per cent. (5%) or more the amount of redemption moneys and interest which would otherwise be payable in respect of such Unexercised Bonds.

Save as provided in Article 4(g), no interest shall accrue from the Interest Payment Date immediately preceding the Conversion Date (or if such date falls before the first Interest Payment Date, since the Closing Date) in respect of such Unexercised Bonds in respect of which the Trustee's conversion election as aforesaid shall have been made.

Unless a Cash Alternative Election is in operation at the time the Trustee exercises its rights of conversion under this Article 4(l), all of the Conversion Securities issued on such conversion shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the allotment and sale thereof) the net proceeds of sale together with accrued interest (if any) payable under Article 4(g) in respect of such Unexercised Bonds and any amounts paid to the Trustee in respect of fractions of Shares pursuant to Article 4(a) shall be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds in accordance with Article 6. The amount of such net proceeds of sale payable to a holder of Unexercised Bonds pursuant to this Article 4(l) shall be treated for all purposes as the full amount due from the Issuer in respect of the Unexercised Bonds.

If a Cash Alternative Election is in operation at the time of exercise of rights of conversion by the Trustee, the Cash Alternative Amount (subject to deduction in respect of any fees, expenses or liabilities of the Trustee) shall be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds in accordance with Article 6.

Any Additional Cash Amounts paid to the Trustee in respect of Unexercised Bonds in respect of which the Trustee shall have exercised rights of conversion pursuant to this Article 4(l) shall be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds in accordance with Article 6.

The Trustee shall have no liability in respect of the exercise or non-exercise of its discretion pursuant to this Article 4(l) or the timing of such exercise or, where relevant, in respect of any sale of Conversion Securities or conversion of any amounts, whether for the timing of any such sale or conversion or the price at which any such Conversion Securities are sold, or the inability to sell any such Conversion Securities or make such conversion or otherwise.

Article 5 - Redemption and Purchase

(a) Final Redemption

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed by the Issuer at their principal amount (together with unpaid accrued interest to that date) on the thirtieth day of March two thousand and twelve (the **"Final Redemption Date"**). The Bonds may not be redeemed at the Issuer's option other than in accordance with Article 5(b). A notice given by the Issuer under Article 5(b) (a **"Redemption Notice"**) shall be irrevocable and shall specify (i) the date (the **"Redemption Date"**) when the relevant redemption will take place, (ii) the Conversion Price and the official Closing Price of a Conversion Security on Euronext Amsterdam, in each case as at the latest practicable date prior to the publication of the notice, and the aggregate principal amount on the Redemption Date of the Bonds outstanding and (iii) the last day on which Conversion Rights may be exercised by Bondholders.

(b) Redemption at the Option of the Issuer

On giving not less than thirty (30) nor more than sixty (60) days' notice to the Trustee and the **Bondholders**, the Issuer:

(1) may at any time on or after the thirteenth day of April two thousand and nine redeem all but not some only of the Bonds for the time being outstanding at their principal amount, with interest accrued to the Redemption Date but unpaid provided that, within a period of thirty (30) consecutive Trading Days ending within five (5) Trading Days prior to the date on which the relevant notice of redemption is given to Bondholders as provided above, the Aggregate Value for twenty (20) Trading Days shall have been at least one hundred and thirty per cent. (130%) of the principal amount of each Bond; or

(2) may at any time redeem all but not some only of the Bonds for the time being outstanding at their principal amount, together with interest accrued to the date fixed for redemption, if, prior to the date of such notice, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions have been effected in respect of ninety per cent. (90%) or more in principal amount of the Bonds originally issued.

As used above, **"Aggregate Value"** means in respect of any Trading Day, the aggregate Volume Weighted Average Price of the Conversion Securities for which each Bond may be converted on such Trading Day, calculated by reference to the relevant Conversion Price deemed to be in effect on such Trading Day and the relevant Closing Price on such day.

For the purposes of the above, if on any Trading Day in such thirty (30) Trading Day period as mentioned in paragraph (1) above the Conversion Securities shall have been quoted cum-dividend or cum- any other entitlement then the official Closing Price on each Trading Day on which the Conversion Securities shall have been quoted cum-dividend or cum- any other entitlement shall be deemed to be the Closing Price thereof reduced by an amount equal to the Fair Market Value of that dividend or other entitlement per Conversion Security.

(c) Redemption at the Option of the Bondholders

If there is a Change of Control (an "**Early Redemption Event**"), each Bondholder shall be entitled (but not be obliged) to require the Issuer to redeem all or any of the Bonds held by such Bondholder on the date fixed for redemption by the Issuer as set out below at their principal amount together with interest accrued to but excluding the date fixed for redemption as set out below, provided that such Bonds are not previously called for redemption pursuant to Article 5(b) above.

Promptly after the Issuer becomes aware of an Early Redemption Event, it will:

(a) give notice of such Early Redemption Event to the Trustee and the Bondholders in accordance with Article 4(h) hereof; and

(b) fix a date for early redemption of the Bonds and notify the Trustee and the Bondholders of such date, which will be at least thirty (30) days but not more than sixty (60) days after the date on which it has notified the Bondholders of the occurrence of an Early Redemption Event.

If a Bondholder wishes to exercise its rights of redemption upon the occurrence of an Early Redemption Event, it must give notice to the Paying and Conversion Agent at least fourteen (14) days prior to the date set for redemption as set out under (b) above substantially in the form or forms set forth in the Agency Agreement. Any such notice shall be irrevocable.

As used herein:
"**Control**" means:

(a) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

 (i) cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of shareholders of the Issuer; or

 (ii) appoint or remove all, or the majority, of the directors or other equivalent officers of the Issuer;

(b) the holding of more than one-half of the issued share capital of the Issuer (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

A "**Change of Control**" occurs when any Person or group of Persons acting in concert which does not have Control of the Issuer at the Closing Date, gains Control of the Issuer (where "acting in concert" means a group of Persons who, pursuant to an agreement or understanding (whether formal or informal) actively co-operate through the acquisition by any of them, either directly or indirectly, of shares of the Issuer, to obtain or consolidate Control of the Issuer).

(d) Purchase

The Issuer or any Subsidiary may at any time purchase Bonds in the open market or otherwise at any price. If purchases are made by tender, tenders must be available to all Bondholders alike.

(e) Cancellation

All Bonds redeemed or converted or purchased by the Issuer or any of its Subsidiaries pursuant to any of the foregoing provisions will be cancelled forthwith and may not be reissued or resold. Cancellation of any Bond represented by the Global Certificate, following its purchase, will be effected by reduction in the principal amount of the Global Certificate.

Article 6 - Payment

(a) Payment

(1) Payments of sums due in respect of Bonds represented by the Global Certificate will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Bonds, surrender of the Global Certificate to or to the order of the Registrar or the Paying and Conversion Agent or such other agent as shall have been notified to the Bondholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Global Certificate, which endorsement will be prima facie evidence that such payment has been made in respect of the Bonds.

Whilst in global form, payment of interest, redemption payments and all other payments on or in respect of the Bonds, to the Bondholders, will be in euro and will be effected through Euroclear and Clearstream, Luxembourg.

(2) Whilst in definitive form, payment of principal on the Bonds, sums due on conversion of the Bonds or accrued interest payable other than on an Interest Payment Date will be made to the persons shown in the Register at the close of business on the Record Date (as defined below) and subject to surrender of the Bonds at the specified office of the Registrar or the Paying and Conversion Agent.

Payments of interest due on an Interest Payment Date will be made to the persons shown in the Register at the close of business on the Record Date.

(3) Each payment referred to in this Article 6 will be made by transfer to a euro account maintained by the payee with a bank in a city in which banks have access to the TARGET System.

Where payment is to be made by transfer to a euro account, payment instructions (for value on the due date or, if that is not a Business Day, for value the first following day which is a Business Day) will be initiated on the Business Day preceding the due date for payment.

(b) Payments subject to laws

All payments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, and subject to the provisions of Article 11. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(c) Paying and Conversion Agent and Registrar

The initial Paying and Conversion Agent's and Registrar's offices are at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands. The Issuer reserves the right at any time after consultation with the Trustee to vary or terminate the appointment of the Paying and Conversion Agent and/or Registrar and to appoint additional or other agents, provided that it will always maintain a paying and conversion agent and a registrar, each having a specified office in The Netherlands and which are banks registered under the Dutch Banking Act.

(d) Business Days for Payments

If the due date for payment of any Bond or any later date upon which a Bond is presented for payment is not a Business Day at the place where the relevant Bond is presented for payment (and, in the case of a transfer to a euro account, a day on which the TARGET System is operating), then the holder shall not be entitled to payment at such place of the amount due until the next following Business Day at such place (which is also, in the case of a transfer to a euro account, a day on which the TARGET System is operating) and shall not be entitled to any further interest or other payment in respect of any such delay.

(e) Rounding of Payments

When making payments to Bondholders, all payments will be rounded down (if necessary), to the nearest cent (€0.01).

Article 7 - Taxation

All payments in respect of the Bonds will be made without withholding of or deduction for taxation unless the withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction. The Issuer will not be required to pay any additional or further amounts in respect of such withholding or deduction.

Article 8 - Undertakings

Whilst any Conversion Right remains exercisable, the Issuer will, save with the approval of a resolution of Bondholders passed in accordance with the terms of this Trust Deed or with the approval of the Trustee where, in its opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval:

(a) not create or permit there to be in issue any class of equity shares carrying any rights which are more favourable than the rights accorded to the Conversion Securities with respect to voting, dividends or liquidation;

(b) at all times keep available for issue free from any pre-emption or similar right, out of its authorised but unissued capital such number of Conversion Securities as would enable the Conversion Rights and all other rights of subscription and exchange for and conversion into Conversion Securities to be satisfied in full;

(c) not issue or pay up any securities, in either case by way of capitalisation of profits or reserves, unless the same gives rise (or would, but for the provisions of Article 4(c)(1) relating to the carry forward of adjustments, give rise) to an adjustment to the Conversion Price;

(d) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the conversion of Bonds, Conversion Securities would (or but for the provisions of Article 4(c)(3) would) have to be issued in circumstances not permitted by applicable law; and

(e) if any offer is made to all (or as nearly as may be practicable all) holders of Conversion Securities (or all (or as nearly as may be practicable all) such holders of Conversion Securities other than the offeror and/or any associates of the offeror) to acquire all or a majority of the issued ordinary share capital of the Issuer or, if any Person makes a proposal with regard to such acquisition, give notice of such offer or proposal to the Bondholders at the same time as any notice thereof is given to the holders of Conversion Securities (or as soon as practicable thereafter) and, where such an offer or proposal has been recommended by the Board of Management or Supervisory Board, or where such an offer or proposal has become or been declared unconditional in all respects, use its reasonable endeavours to procure that a like offer or proposal is extended to the holders of any Conversion Securities issued during the period of the offer or proposal arising out of the exercise of the Conversion Rights and/or to the holders of the Bonds and shall ensure that details concerning such offer or proposal may be obtained from the specified offices of the Paying and Conversion Agent.

Article 9 - Listing

Whilst any Conversion Right remains exercisable, the Issuer will, save with the approval of a resolution of Bondholders passed in accordance with the terms of this Trust Deed or with the approval of the Trustee where, in its option, it is not materially prejudicial to the interests of the Bondholders to give such approval, use all reasonable endeavours to ensure that the Conversion Securities issued upon conversion of any Bonds will be listed, quoted or dealt in on any stock exchange or securities market on which such class(es) of Conversion Securities are then listed, quoted or dealt in.

Article 10 - Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter (1/4) in principal amount of the Bonds then outstanding shall, subject in each case to being indemnified to its satisfaction, (but, in the case of the happening of any events mentioned in sub-paragraphs (b), (c), (d), (f), (g) and (h) below, other than sub-paragraph (d) insofar as it relates to the Issuer, only if the Trustee shall have certified in writing to the Issuer that such event is, in its opinion, materially prejudicial to the interests of the Bondholders), give notice in writing to the Issuer that the outstanding Bonds are, and they shall accordingly thereby forthwith become, immediately due and repayable at their principal amount together with accrued interest, if applicable, if any of the following events shall have occurred and be continuing:

(a) in the event of default by the Issuer in any payment due on the Bonds and the same shall remain unremedied for a period of fifteen (15) days; or

(b) in the event of default by the Issuer in the due performance of any of its other obligations under the Bonds or this Trust Deed which failure is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within a period of fifteen (15) days after notice in writing thereof is given by the Trustee to the Issuer requiring the same to be remedied; or

(c) in the event of default by the Issuer or any of its Subsidiaries in the fulfilment of a payment obligation in respect of (i) any indebtedness or other obligation for monies borrowed or raised, or (ii) any indemnity or guarantee in respect of the same, as and when the same shall become due and payable, if such default shall continue for more than the period of grace (if any) specified in the original terms thereof or any agreed period of grace (and in each case, any agreed extension thereof), or any security for any such indebtedness or other obligation or indemnity or guarantee given by the Issuer or any of its Subsidiaries is enforced in favour of the creditors of such indebtedness or other obligation or indemnity or guarantee, provided that the aggregate amount in respect of which one or more such defaults occurs is in excess of ten million euro (€10,000,000) or its equivalent in other currencies; or

(d) if (i) the Issuer or any Relevant Subsidiary applies for its bankruptcy (faillissement) or is declared bankrupt or applies for (provisional) suspension of payments ((voorlopige) surséance van betaling) or offers a compromise to all its creditors or negotiates with all its creditors another agreement relating to its payment difficulties or if such measures are officially decreed, or (ii) if the Issuer or any Relevant Subsidiary is wound up except for the purpose of and followed by a reorganisation, consolidation or merger either (a) on terms approved by the Trustee or by a resolution of the Bondholders passed in accordance with the terms of this Trust Deed, or (b) in the case of a Relevant Subsidiary, whereby or pursuant to which the undertaking and/or all material assets of the Relevant Subsidiary, or, as the case may be, the proceeds of its liquidation are transferred to or otherwise vested in the Issuer or another Subsidiary or (iii) the Issuer or any Relevant Subsidiary ceases or threatens to cease to carry on all or substantially all of its business (otherwise than (a) where Article 4(i) or Article 5(c) applies or (b) in the case of a Relevant Subsidiary, pursuant to a solvent amalgamation, reorganisation or restructuring); or

(e) if the Issuer enters into a consolidation or merger (juridische fusie) with any other incorporated or unincorporated legal entity, unless the legal entity surviving such consolidation or merger expressly and effectively or by law assumes, or continues to be liable for, all the obligations of the Issuer with respect to the Bonds; or

(f) if a distress, attachment, execution or any other legal process is levied, enforced or sued out on or against all or any substantial part of the property, assets or revenues of the Issuer or any of its Subsidiaries and is not discharged within ninety (90) days; or

(g) any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or

registration) at any time required to be taken, fulfilled or done in order (i) to enable the Issuer lawfully to enter into, exercise its rights and perform and comply with its obligations under the Bonds and this Trust Deed, (ii) to ensure that those obligations are legally binding and enforceable, and (iii) to make the Bonds and this Trust Deed admissible in evidence in the courts of The Netherlands, is not taken, fulfilled or done; or

(h) it is or will become unlawful for the Issuer to perform or comply with any one or more of its obligations under any of the Bonds or the Trust Deed.

For the avoidance of doubt, all references in the Articles and in this Trust Deed to bankruptcy (*faillissement*), (provisional) suspension of payments ((*voorlopige*) *surséance van betaling*) or winding-up shall be deemed to include references to any event or proceeding which is similar or analogous under the bankruptcy or insolvency laws of any jurisdiction other than The Netherlands which are applicable to the Issuer or a Relevant Subsidiary.

Article 11 - Prescription

Claims for payment with respect to principal, interest and other sums payable on the Bonds shall be prescribed unless made within five (5) years from the appropriate Relevant Date and thereafter such sums will lapse and revert to the Issuer.

Article 12 - Enforcement of Rights

At any time after the Bonds become due and payable, either on maturity or following the declaration of an Event of Default pursuant to Article 10, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce the terms of this Trust Deed, but it need not take any such proceedings unless (i) it shall have been so directed by a resolution of Bondholders or so requested in writing by Bondholders holding at least one quarter (1/4) in principal amount of the Bonds outstanding and (ii) it shall have been indemnified to its satisfaction. Subject to applicable law, no Bondholder may proceed directly against the Issuer unless the Trustee, having become bound to proceed, fails to do so within a reasonable time and such failure is continuing.

Article 13 - Replacement of Bonds

If any Bond is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Registrar in Amsterdam subject to all applicable laws and stock exchange or other relevant authority requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may require (provided that the requirement is reasonable in the light of prevailing market practice). Mutilated or defaced Bonds must be surrendered before replacements will be issued.

Article 14 - Meetings of Bondholders

(a) Meetings of Bondholders will be convened by the Trustee as often as it considers desirable.

(b) The Trustee is obliged to hold a meeting of Bondholders on receipt of a written request to that effect from:

(1) the Issuer; or

(2) holders of at least fifteen per cent. (15%) of the aggregate principal amount of Bonds outstanding, who must provide evidence of their status. Where this concerns Bonds represented by a Global Certificate, such evidence must be provided by producing a written statement from Euroclear or Clearstream, Luxembourg. Article 14(l) applies accordingly to such statement from Euroclear or

Clearstream, Luxembourg or another financial intermediary through whose accounts the relevant Bonds are held by the Bondholders.

(c) The written request of the Bondholders must state the business to be discussed and contain explanatory notes thereon.

(d) In the event of the Issuer requesting that a meeting be convened, the Trustee will, on convening the meeting, issue a written report to the Bondholders on the business to be transacted and make the report available free of charge in Amsterdam. The Trustee is obliged to announce this fact in the papers referred to in Article 18.

(e) In the case referred to in Article 14(b)(2), the Bondholders concerned are required, simultaneously with their request, to send a copy thereof to the Issuer together with details of the business to be discussed and explanatory notes thereon.

(f) In the event of failure to satisfy the provisions of Articles 14(c) and 14(e), the obligation on the Trustee to convene a meeting will lapse.

(g) If the Trustee fails to convene the meeting referred to in Article 14(b) within one (1) month of receipt of the request, the Issuer or the most diligent Bondholder or Bondholders will be entitled to convene the meeting subject to the periods of notice and formalities set forth in this Article 14.

(h) The meeting of Bondholders will be held in Amsterdam at the place and time stated in the notice of convocation to the meeting. Notices convening all meetings will be issued at least fourteen (14) days and at most twenty-one (21) days in advance, not including the day of issue or the day of the meeting.

(i) In most urgent cases, at the discretion of the Trustee (or other Person(s) entitled to convene the meeting concerned), the period of notice for convening a second meeting as set forth in Articles 15(a) and 15(b) may be reduced to not less than seven (7) days.

(j) The Issuer undertakes, irrespective of who convenes a meeting of Bondholders, to announce the convocation at the meeting as provided in Article 18 and to include in the notice either the contents of the agenda and/or of all documents which are required by law. The Articles of Association and this Trust Deed shall be made available for inspection by Bondholders or the notice shall state therein the fact that, and the place where, those documents are available free of charge in Amsterdam. If the Issuer remains in default of making this announcement within fourteen (14) days after the relevant request thereto, the Trustee or the most diligent Bondholder or Bondholders will be entitled to make this announcement.

(k) Copies of the agenda and other documents as referred to in Article 14(j) must be deposited with Euronext Amsterdam not later than the date of issue of the notice of meeting and/or the date on which the documents have to be made available for inspection.

(l) Each Bondholder shall be entitled to attend the meeting of Bondholders, to address the meeting and to exercise his voting rights. In order to be admitted to the meeting (i) holders of Bonds represented by the Global Certificate must file a written statement of Euroclear or Clearstream, Luxembourg, or another financial intermediary through whose accounts the relevant Bonds are held by the Bondholders, to the effect that the number of Bonds mentioned therein is credited to the account of such Person and that the Bonds mentioned in such statement will remain credited to this Person until the close of the meeting, and (ii) holders of Bonds in definitive form must file a written notice of their intention to attend the meeting, which filings must be effected at a place and not later than on a date mentioned in the notice of the meeting, as to be determined by the Trustee, which place must be in Amsterdam and which date may not be earlier than the seventh (7th) day prior to the day of the meeting.

(m) The meetings of Bondholders will be chaired by a Person to be appointed by the Trustee. If the Person appointed by the Trustee is not present at the meeting or the Trustee has not appointed a chairman, the meeting will be chaired by a Person to be appointed by the meeting from among its number.

(n) Each Bond will entitle its holder to cast one vote in respect of each one thousand euro (€1,000) nominal amount thereof.

(o) The Issuer or its representative shall be entitled to attend the meeting of Bondholders and to address the meeting. The Issuer and its Subsidiaries will have no voting rights, neither as such nor in respect of Bonds owned by any of them and such Bonds will not be taken into account for the purpose of determining the part of the aggregate principal amount of the Bonds outstanding which is represented at the meeting.

Article 15 - Voting Procedures at Meetings

(a) Unless otherwise provided in this Trust Deed, resolutions on all business transacted at meetings of Bondholders will be passed by a resolution adopted by an absolute majority of the votes validly cast in a meeting at which one (1) or more Persons holding or representing not less than two-thirds (2/3) of the aggregate principal amount of Bonds then outstanding are present or represented. If the said aggregate principal amount of Bonds is not represented at such a meeting, a second meeting will be held within one (1) month, observing the same formalities with regard to convocation as the first, at which valid resolutions may be passed irrespective of the aggregate principal amount of Bonds represented at the meeting.

At any meeting the business of which includes a resolution pursuant to Article 10 or Article 12 or any modification or amendment of any provision of this Trust Deed or the Articles relating to any of the matters described below such resolutions can be adopted only by a majority of at least two-thirds (2/3) of the votes validly cast. The matters referred to above are:

(1) changing the stated maturity of the principal or any Interest Payment Date for any Bond;

(2) reducing the principal amount of or interest on any Bond, or reducing the amount payable upon redemption of any such Bond;

(3) adversely affecting the Conversion Right relating to any Bond or the provisions regarding adjustment of the Conversion Price (except as permitted under the Articles);

(4) impairing the Trustee's or any Bondholder's right to institute suit for the enforcement of any such payment on or with respect to the Bonds;

(5) changing the currency of payment of principal or interest;

(6) reducing the above-stated proportion in principal amount of Bonds and/or majority of the votes necessary to modify or amend this Trust Deed or any of the Articles set forth herein;

(7) reducing any requirement that Bondholders representing any minimum percentage in aggregate principal amount of the Bonds outstanding be present or give consent at any meeting of Bondholders at which a resolution is adopted;

(8) modifying or affecting in any manner adverse to the interest of any Bondholder the terms and conditions of the obligations of the Issuer regarding the due and punctual payment of the principal of, or interest, Cash Alternative Amount or any other amounts due on the Bonds; or

(9) modifying the status of the Bonds.

(b) In urgent cases, however, such as imminent bankruptcy, moratorium, reorganisation of the Issuer, such at the Trustee's discretion, the Trustee will be entitled to relinquish, reduce or alter the rights of Bondholders in whole or in part and to take other measures in the interest of the Bondholders, if the Trustee considers, having consulted Euronext Amsterdam, that such action can be delayed no longer, even without authorisation from the meeting of Bondholders. The Trustee will inform the Bondholders of such actions and steps at the earliest possible moment. The Trustee will in no case be liable nor be held liable in respect of the exercise or failure to exercise the power granted to the Trustee in this Article 15(b) or the consequences thereof.

(c) The Trustee may agree without the consent of the Bondholders to any modification to the Articles or to the provisions of this Trust Deed of a formal, minor or technical nature or to correct a manifest error. The Trustee may also agree to any modification to this Trust Deed which is in its opinion not materially prejudicial to the interests of the Bondholders, but such power does not extend to any such modification as is mentioned in Article 15(a) above. The Trustee may also agree without the consent of the Bondholders to the waiver or authorisation of any breach or proposed breach of any of the provisions of this Trust Deed or of the terms and conditions of the Bonds set forth in this Trust Deed that in its opinion is not materially prejudicial to the interests of the Bondholders.

(d) The Trustee may, without the consent of the Bondholders, agree to the substitution of any of the Issuer's Subsidiaries (the "**Substituted Obligor**") in place of the Issuer (or of any previous substitute under this Article 15(d)) as the principal debtor under this Trust Deed and the Bonds, provided that:

(1) a deed is executed or undertaking given by the Substituted Obligor to the Trustee, in form and manner satisfactory to the Trustee, agreeing to be bound by this Trust Deed, and the Bonds (with consequential amendments as the Trustee may deem appropriate) as if the Substituted Obligor had been named in this Trust Deed and the Bonds as the principal debtor in place of the Issuer;

(2) the Bonds shall be unconditionally and irrevocably guaranteed by the Issuer and remain convertible into Conversion Securities as provided in these Articles and this Trust Deed;

(3) if any director of the Substituted Obligor certifies that it will be solvent immediately after such substitution, the Trustee need not have regard to the Substituted Obligor's financial condition, profits or prospects or compare them with those of the Issuer;

(4) the Issuer and the Substituted Obligor comply with applicable law and such other requirements as the Trustee may direct in the interests of the Bondholders.

(e) Any modification, waiver, authorisation or substitution as referred to in Articles 15(b), 15(c) and 15(d) shall be binding on the Bondholders and, unless the Trustee otherwise requires, shall be notified by the Issuer to the Bondholders as soon as practicable.

(f) The election of Persons will require an absolute majority of the votes cast. If no candidate obtains an absolute majority in the first poll, a further poll will be held between the two (2) Persons receiving the highest number of votes. If more than two (2) Persons received the highest number of votes or if more than two (2) Persons qualify for a second (2nd) poll by receiving the same number of votes, lots will be drawn between them to determine which of them will enter the second (2nd) poll.

Article 16 - Binding nature of duly adopted resolutions

(a) All resolutions duly adopted at the meetings of Bondholders will be binding both on the minority and on Bondholders who are not present or represented at the meeting.

(b) Minutes will be kept of the business transacted at the meeting and will be signed by the chairman and one Person to be appointed at the meeting. If a report of the business transacted at a meeting is made by a civil law notary, co-signature thereof by the chairman will suffice.

(c) The Trustee is obliged to implement resolutions adopted by a meeting of Bondholders within the period specified in that resolution, once the resolution has become definitive (subject to Article 17).

(d) If the Trustee fails to implement a duly adopted resolution, it may, subject to the provisions of Article 17, be dismissed by a resolution of a meeting of Bondholders, adopted by a majority of at least two-thirds (2/3) of the votes validly cast, irrespective of the part of the aggregate principal amount of Bonds then outstanding represented at the meeting, provided that a new Trustee has been appointed at that meeting or a previous meeting of Bondholders.

Article 17 - Deferred implementation of adopted resolutions

(a) In the event of a resolution adopted by a meeting of Bondholders conflicting, in the view of the Trustee, with the interest of Bondholders, the Trustee is empowered to defer the implementation of such resolution and to convene a new meeting of Bondholders, the notice of which new meeting must be issued within fourteen (14) days of the previous meeting. This meeting must be held within one (1) month of the first.

(b) At the new meeting of Bondholders referred to in Article 17(a), a resolution relating to the item to which the resolution adopted at the preceding meeting related may be adopted by a majority of at least two-thirds (2/3) of the votes validly cast, irrespective of the part of the aggregate principal amount of Bonds then outstanding represented at the meeting.

(c) If the Trustee does not exercise the right conferred on it by Article 17(a) within fourteen (14) days of the resolution being adopted, the resolution will become definitive.

Article 18 - Notices

Any notice to the Bondholders will be valid if published in at least one daily newspaper of wide circulation in The Netherlands (which is expected to be *Het Financieele Dagblad*) and, for so long as the Bonds are listed on Euronext Amsterdam in the English language in the Official Daily List (*Officiële Prijscourant*) of Euronext Amsterdam. With respect to those notices published in the Official Daily List, such notices shall be deemed to have been given on the date of such publication in the Official Daily List of Euronext Amsterdam, or if published more than once, on the first date of such publication.

In addition, for so long as the Bonds are represented by the Global Certificate, notices to Bondholders may be given by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg for communication by them to entitled accountholders.

Article 19 - The Trustee

(a) Competencies and remuneration of the Trustee

(1) The Trustee's remuneration will be arranged by separate agreement and will be chargeable to the Issuer together with all costs of this Trust Deed and all expenses and duties associated with this Trust Deed, including the costs of expert advice and valuations.

(2) Moneys which come into the Trustee's possession on settlement of the Bonds will, after deduction of all costs and any amounts owed to the Trustee, be divided proportionally among and paid out to the Bondholders, up to a

maximum of the amounts owed to them upon cancellation or surrender of the Bonds.

(3) The Trustee will be free at all times to call upon the assistance of one or more experts, who may not perform a similar advisory function in the service or on behalf of the Issuer or the Issuer's bankers.

(4) The Trustee will perform its function without the co-operation or intervention of the Bondholders, will act for them in its capacity as Trustee and will be obliged to represent Bondholders in that capacity as often as may be required, by law and otherwise.

(5) The Trustee will not, however, be obliged to take any measures or steps which may incur costs unless it has been provided with security in respect thereof or a sum which it considers likely to be sufficient to cover the costs to be met has been placed to its account, either by the Issuer, the Bondholders or by others. If the amount received by the Trustee in that capacity in the form of remuneration or advances or otherwise does not suffice, it may deduct the difference from moneys that it has in its possession on the Bondholders' behalf.

(6) With respect to the task that it has taken upon itself under this Trust Deed, the Trustee will bear no liability other than in respect of bad faith or gross negligence in the implementation of the provisions of this Trust Deed. The Trustee will likewise not be liable for any act or omission on the part of Persons or institutions engaged by it for the purposes of such implementation and chosen in good faith. The Issuer will indemnify the Trustee from and against all losses, liabilities, costs, claims, actions, demands and expenses (**"Amounts or Claims"**) paid or incurred by the Trustee in connection with the enforcement by it of the Issuer's obligations under this Trust Deed or the Bonds, as well as from and against any other Amounts or Claims as the Issuer and the Trustee may separately agree.

(7) In connection with the exercise of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation or substitution as aforesaid) the Trustee shall not have regard to the consequences of such exercise for individual Bondholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim from the Issuer or the Trustee, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders or in substitution therefor pursuant to this Trust Deed.

(8) The Trustee is entitled to enter into business transactions with the Issuer and any of its Subsidiaries without accounting for any profit.

(9) In considering the interests of Bondholders while the Global Certificate is held by or on behalf of Euroclear and Clearstream, Luxembourg, the Trustee may, to the extent it considers it appropriate to do so in the circumstances, have regard to any information provided to it by or on behalf of Euroclear and Clearstream, Luxembourg as to the identity of its accountholders (either individually or by category) with entitlements to the Global Certificate and may consider such interests as if such accountholders were the holder of the Global Certificate.

(b) Annual report and other information of the Trustee

(1) The Issuer is obliged, within fifteen (15) Amsterdam Business Days of publication of its annual accounts, to send a copy in English (or English language summaries thereof) to the Trustee and to provide the Trustee with all information the Issuer provides to its shareholders, and at the same time, the last sentence of Article 18 shall apply accordingly.

(2) Within two (2) months of the publication of the annual accounts of the Issuer, the

Trustee will prepare a report on its activities during the year to which the annual accounts relate.

(3) By means of an advertisement in the papers as referred to in Article 18, the Trustee will make the report available in Amsterdam at the Issuer's expense.

(4) The said report may also be incorporated into the Issuer's annual report.

(5) The Issuer shall within fifteen (15) Amsterdam Business Days of the effective date thereof, notify the Trustee of any amendment of its Articles of Association giving details of such amendment.

(c) Disclosure by Issuer

The Issuer is obliged to inform the Trustee to the same extent and at the same time as the Issuer informs its shareholders of substantial financing transactions, of any security which the Issuer has furnished therefor and of any material changes therein, of any decision to terminate its business activities, to cause such business activities to be performed by another legal entity not belonging to its group of companies, to dispose in any other way of all or substantially all of its assets and/or to relinquish all or substantially all of its business activities or to go into liquidation. Notwithstanding the foregoing, the Issuer shall be obliged to provide the Trustee with such information and at such times as the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam require a listed company to provide information to the public, irrespective of whether such Rules actually apply to the Issuer at such time.

(d) Custody of moneys and securities by Trustee

In all cases in which the Trustee holds moneys or securities on behalf of Bondholders, it will be empowered to deposit those moneys and securities or entrust them for safe-keeping with the Paying and Conversion Agent, at no liability to itself, on behalf of and at the risk of the Bondholders.

(e) Resignation and Dismissal of Trustee

(1) The Trustee is free to relinquish its function, without being required to give reasons, by advising the Issuer and notifying the Bondholders by means of an advertisement placed in the papers referred to in Article 18 provided that this is done with effect from the first (1st) Amsterdam Business Day of a month and at least three (3) months' notice is given. In that case, the Trustee can be replaced by a new Trustee appointed with the Issuer's consent pursuant to a resolution adopted by the meeting of Bondholders, but not before the new Trustee has accepted the appointment.

(2) The Trustee may be dismissed and replaced by another Trustee pursuant to a resolution adopted by a meeting of Bondholders at which at least two-thirds (2/3) of the aggregate principal amount of Bonds then outstanding is represented, provided that the resolution to that effect is passed by at least two-thirds (2/3) of the votes validly cast. If the said part of the aggregate principal amount of Bonds then outstanding is not represented at such a meeting, a second meeting of Bondholders shall be held within one (1) month, subject to the same formalities with regard to convocation as the first (1st) meeting, at which second (2nd) meeting the aforesaid resolution may be adopted, provided that it obtains at least two-thirds (2/3) of the votes validly cast on that occasion and at least thirty per cent. (30%) of the aggregate principal amount of Bonds then outstanding is represented.

(3) Any new Trustee appointed to replace the Trustee will have the same rights and powers and be subject to the same obligations as this Trust Deed vests in and imposes on the Trustee. It will also receive the same remuneration as referred to in Article 19(a)(1).

(4) The retiring Trustee will transfer to its successor all the securities, registers,

documents and moneys that it holds relating to the Bonds in exchange for which a receipt will be issued.

(f) Occurrence of Event of Default

The Issuer shall notify the Trustee in writing immediately upon becoming aware of the occurrence of any Event of Default under Article 10.

(g) Adjustment of Conversion Price

Upon the happening of an event as a result of which the Conversion Price will be adjusted pursuant to this Trust Deed the Issuer shall, as soon as reasonably practicable, deliver to the Trustee a certificate signed by any member of the Board of Management on behalf of the Issuer setting forth brief particulars of the event, the adjusted Conversion Price, the date on which such adjustment takes effect and, in any case, setting forth such other particulars and information as the Trustee may reasonably require.

(h) Reliance by Trustee

The Trustee may call for and may accept as sufficient evidence of any fact or matter or of the expediency of any act a certificate of the Issuer signed by any member of the Board of Management or another Person authorised to represent the Issuer for that purpose on behalf of the Issuer as to any fact or matter upon which the Trustee may, in the exercise of any of its functions, require to be satisfied or to have information to the effect that, in the opinion of the Person or Persons so certifying, any particular act is expedient and the Trustee need not call for further evidence and will not be responsible for any loss that may be occasioned by acting on any such certificate.

Article 20 - Securities Holding Structure

(a) The entire issue of the Bonds will be initially evidenced by a global certificate in fully registered form, which will be deposited with and registered in the name of Citibank N.A. London as common depositary (or its nominee) (the "**Common Depositary**") for Euroclear and Clearstream, Luxembourg (together, the "**Central Securities Depositories**").

(b) As long as the certificate evidencing the Bonds is on deposit with the Central Securities Depositories or any of their respective successors, then:

(1) any Person wishing to acquire, hold or transfer an interest in respect of the Bonds must do so through an account with a Central Securities Depository or any of their respective successors or another securities intermediary holding an equivalent interest in respect of the Bonds directly or indirectly through a Central Securities Depository or any of its successors;

(2) there will be one or more securities intermediaries standing between each such accountholder and the underlying Bonds;

(3) the Issuer, the Trustee, the Registrar and the Paying and Conversion Agent will have the right to treat the Central Securities Depositories or their respective successors or agents as the holders or Persons exclusively entitled to receive interest and other payments or property in respect of or in exchange for the Bonds, including the Conversion Securities, and otherwise to exercise all the rights and powers with respect to any Bond;

(4) the obligation of the Issuer to make payments of interest and principal and other amounts with respect to any Bond shall be discharged at the time payment of the appropriate amount is made in accordance with the Agency Agreement to a Central Securities Depository or its successor or agent;

(5) the obligation of the Issuer to deliver Conversion Securities upon the exercise by any Bondholder of any Conversion Rights shall be discharged at the time the

Conversion Securities are delivered to a Central Securities Depository or its successor or agent in accordance with Article 4(a); and

(6) any Person that acquires, holds or transfers interests in respect of any Bond through accounts with a Central Securities Depository or with any other financial intermediary will be subject to the laws and contractual provisions governing such Person's relationship with its financial intermediary, as well as the laws and contractual provisions governing the relationship between its financial intermediary and each other financial intermediary, if any, standing between itself and the Global Certificate and, in the case of individual certificates in registered form, the Register to determine (A) the legal nature of its interest in respect of any Bond and whether such interest is protected against the insolvency of its financial intermediary or any financial intermediary standing between such investor and the underlying Bonds and, in the case of individual certificates in registered form, the Register, (B) whether a Central Securities Depository or its successor, and each other securities intermediary, if any, standing between such Person and the underlying Bonds and, in the case of individual certificates in registered form, the Register, is required to enforce the payment and other terms of the Bonds against the Issuer or to put its accountholders in a position to do so directly and (C) whether such Person's financial intermediary and each financial intermediary, if any, standing between such Person and the underlying Bonds and, in the case of individual certificates in registered form, the Register, is required to pass on to such Person the benefits of ownership of any Bonds.

(c) Except as described in this Article 20(c), the Global Certificate evidencing the Bonds and deposited with a Central Securities Depository or any of its successors will not be exchangeable for individual certificates each evidencing a single Bond. Subject to the foregoing sentence, if (A) a Central Securities Depository or its successor notifies the Issuer that it is unwilling or unable to continue as depository and a successor depository is not appointed within fourteen (14) days, (B) an Event of Default shall have occurred and the maturity of the Bonds shall have been accelerated in accordance with Article 10 and Article 12 or (C) the Issuer shall have decided in its sole discretion that the Bonds should no longer be evidenced solely by a global certificate, then upon having prepared a deed or deeds with a fixed date, governed by Dutch law, between the relevant Bondholder, the relevant Central Securities Depository and the relevant accountholders of such Central Securities Depository with an interest in such Bonds:

(1) the Issuer will promptly and in any event not later than ten (10) Business Days thereafter cause individual certificates in registered form each evidencing a single Bond or such other number of Bonds as specified by the Central Securities Depositories or their respective successors to be duly executed, authenticated and delivered to the Central Securities Depositories or their respective successors and registered in the name of the relevant Central Securities Depository or its nominee or that of the relevant accountholders, against surrender of the Global Certificate by the Central Securities Depositories or their respective successors;

(2) notwithstanding any other provision of the Articles, this Trust Deed or the Agency Agreement, the individual certificates so delivered to the Central Securities Depositories or their respective successors may be delivered by them to their respective accountholders in such amounts as shall correspond to the amount of Bonds credited to the accounts of such accountholders on the records of the Central Securities Depositories or their respective successors at the time of such delivery and the Issuer will procure that the Registrar will register the Bonds evidenced by such individual certificates in such names and amounts as the Central Securities Depositories or their respective successors shall specify to the Issuer or the Registrar, which specification shall serve as notification of transfer (mededeling); and

(3) if for any reason individual certificates are not issued, authenticated and delivered to the Central Securities Depositories or their respective successors in accordance with Sections (1) and (2) of this Article 20(c), then:

(A) each Central Securities Depository or its respective successors may provide to each of its accountholders a statement of each accountholder's interest in the Bonds evidenced by the Global Certificate held by such Central Securities Depository or its successor, together with a copy of the Global Certificate; and

(B) notwithstanding any other provision of the Articles or of the Agency Agreement or this Trust Deed, each such accountholder or its successors and assigns (x) shall have a claim, directly against the Issuer, for the payment of any amount due or to become due in respect of such accountholder's interest in the Bonds evidenced by the Global Certificate, and shall be empowered to bring any claim, to the extent of such accountholder's interest in the Bonds evidenced by the Global Certificate and to the exclusion of such Central Securities Depository or its successor, that as a matter of law could be brought by the holder of the Global Certificate and the Person in whose name the Bonds are registered and (y) may, without the consent and to the exclusion of such Central Securities Depository or its successor, file any claim, take any action or institute any proceeding, directly against the Issuer, to compel the payment of such amount or enforce any such rights, as fully as though the interest of such accountholder in the Bonds evidenced by the global certificate were evidenced by an individual certificate in such accountholder's actual possession and as if an amount of Bonds equal to such accountholder's stated interest were registered in such accountholder's name and without the need to produce the global certificate in its original form. This Article 20(c)(3)(B) constitutes an unconditional and irrevocable, third party stipulation (derdenbeding, within the meaning of Article 6:253 of The Netherlands Civil Code).

For purposes of this Article 20(c)(3)(B), the account records of a Central Securities Depository or its successor will, in the absence of manifest error, be conclusive evidence of the identity of each accountholder that has any interest in the Bonds evidenced by the Global Certificate held by such Central Securities Depository or its successor and the amount of such interest. Individual certificates will be issued in denominations of one thousand euro (€1,000) or integral multiples of that amount and, when delivered against surrender of the Global Certificate shall be issued in registered form without coupons.

(d) Subject to Article 20(b), if the Global Certificate is exchanged for individual certificates each evidencing a single Bond or less than the entire issue of Bonds, then:

(1) the Issuer, the Trustee, the Registrar and the Paying and Conversion Agent will have the right to treat each Bondholder as the holder and Person exclusively entitled to receive interest and other payments or property in respect of or in exchange for the Bonds, including the Conversion Securities, and otherwise to exercise all the rights and powers with respect to any Bond;

(2) the obligation of the Issuer to make payments of interest and principal and other amounts with respect to the Bonds shall be discharged at the time payment in the appropriate amount is made in accordance with this Trust Deed and the Agency Agreement to each Bondholder; and

(3) the obligation of the Issuer to deliver Conversion Securities upon the exercise by any Bondholder of any Conversion Rights shall be discharged at the time the Conversion Securities are delivered to such Bondholder in accordance with Article 4(a).

Article 21 - Definitions

"Accountholder" has the meaning set out in Article 26;

"Additional Cash Amount" has the meaning set out in Article 4(c)(5)(ii);

"Additional Shares" has the meaning set out in Article 4(c)(5)(i);

"Agency Agreement" has the meaning set out in the preamble to these Articles;

"Aggregate Value" has the meaning set out in Article 5(b);

"Amounts or Claims" has the meaning set out in Article 19(a)(6);
"Articles" means these Articles and references to a particularly numbered Article shall be construed accordingly;

"Auditors" means the Issuer's auditors, or, in the event of their being unable or unwilling promptly to carry out any action requested of them pursuant to the provisions of this Trust Deed, such other firm of accountants as may be nominated or approved by the Trustee;

"Board of Management" means the board of management (raad van bestuur) of the Issuer;

"Bondholder" and **"holder"** means the person in whose name a Bond is registered in the Register subject to Article 26;

"Business Day" means, in relation to any place, a day (other than a Saturday or a Sunday) on which commercial banks are open for business in such place;

"Cash Alternative Amount" means an amount calculated in accordance with the following formula and which shall be payable to a Bondholder upon an exercise of Conversion Right, if a Cash Alternative Election has been made and not revoked and is applicable to such exercise:

$$CAA=\sum_{n=1}^{N}\frac{1}{N}xSxP_n$$

where:

CAA =	the Cash Alternative Amount;
S =	the number of Conversion Securities (including, for this purpose, any fraction of a Conversion Security) to which the relevant Bondholder would have been entitled upon exercise of the Conversion Right had a Cash Alternative Election not been in effect on the relevant Conversion Date;
P_n =	the Volume Weighted Average Price of a Conversion Security on the nth Trading Day of the Cash Alternative Calculation Period;
n =	1 to 20, being each Trading Day in the Cash Alternative Calculation Period; and
N =	20, being the number of Trading Days in the Cash Alternative Calculation Period;

"Cash Alternative Calculation Period" means the period of twenty (20) consecutive Trading Days commencing on the relevant Conversion Date (or the next Trading Day if such date is not a Trading Day);

"Cash Alternative Election" has the meaning provided in Article 4(j);

"Cash Alternative Election Notice" has the meaning set out in Article 4(j);

"Cash Consideration" means the value in euro of cash and cash equivalents, including any short-term debt or other instruments effectively equivalent to cash, to be paid by any Person in connection with a Change of Control;

"Cash Dividend" means an amount of cash per share equal to the amount of any cash dividend or distribution paid or payable on a Conversion Security (including a dividend permitting but not requiring the holder of such Conversion Security to elect to receive such dividend in additional Conversion Securities) prior to the deduction of any withholding tax;

"Cash Election Date" means the date specified as such in a Cash Alternative Exercise Notice and which shall be not earlier than ten (10) nor later than fifteen (15) days after the date such notice is given;

"Central Securities Depositaries" has the meaning set out in Article 20(a);

"Change of Control" has the meaning set out in Article 5(c);
"Clearstream, Luxembourg" means Clearstream Banking, société anonyme, Luxembourg;

"Closing Date" means the thirtieth day of March two thousand and five;

"Closing Price" means, (i) with respect to the Conversion Securities, for any Trading Day, the market price per such Conversion Security quoted at the close of business on Euronext Amsterdam on such day or (ii) with respect to any right, warrant or other security, for any Trading Day, the market price per right, warrant or other security quoted at the close of business on the principal exchange on which such right, warrant or other security is traded on such day;

"Common Depositary" has the meaning set out in Article 20(a);

"Consideration Securities" has the meaning set out in Article 4(i)(1)(A)(y);

"Control" has the meaning set out in Article 5(c);

"Conversion" has the meaning set out in Article 4(a);

"Conversion Date" has the meaning set out in Article 4(d);

"Conversion Notice" has the meaning set out in Article 4(d);

"Conversion Price" has the meaning set out in Article 4(a);

"Conversion Right" has the meaning set out in Article 4(a);

"Conversion Securities" means the registered common shares of the Issuer and/or as the context may require any Spin-off Securities, Reclassified Securities, Consideration Securities or New Securities, or equity securities to be delivered on exercise of Conversion Rights pursuant to Article 4;

"Current Market Price" means, in respect of a Conversion Security at a particular date, the arithmetical mean of the official closing prices as reported in the Official Daily List of Euronext Amsterdam (in the case of Ordinary Shares) or such other source as shall be determined to be appropriate by an independent investment bank of international repute selected by the Issuer and approved by the Trustee (such approval not to be unreasonably withheld or delayed) for the Conversion Securities for the five (5) consecutive Trading Days preceding and ending on the Trading Day immediately preceding such date, provided that if at any time during the said five (5) Trading Day period the Conversion Securities shall have been quoted ex-Dividend (or ex any other entitlement) and during some other part of that period the Conversion Securities shall have been quoted cum-Dividend (or cum any other entitlement) then:

(a) if the Conversion Securities to be issued do not rank for the Dividend or entitlement in question, the quotations on the dates on which the Conversion Securities shall have been quoted cum-Dividend or entitlement shall, for the purpose of this definition, be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend or entitlement per Conversion Security;

(b) if the Conversion Securities to be issued do rank for the Dividend or entitlement in question, the quotations on the dates on which the Conversion Securities shall have been quoted ex-Dividend or entitlement shall, for the purpose of this definition, be deemed to be the amount thereof increased by such similar amount;

and provided further that if the Conversion Securities on each of the said five (5) Trading Days have been quoted cum-Dividend (or cum any other entitlement) in respect of a dividend or other entitlement which has been declared or announced but the Conversion Securities to be issued do not rank for that Dividend, the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend or entitlement per Conversion Security;

"Dividend" means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of Ordinary Shares or other securities credited as fully or partly paid up by way of capitalisation of profits or reserves) provided that:

(a) where a Dividend is announced which is to be, or may at the election of a holder or holders of Conversion Securities be, satisfied by the issue or delivery of Conversion Securities or other property or assets, or where a capitalisation of profits or reserves is announced which is to be, or may at the election of a holder or holders of Conversion Securities be, satisfied by the payment of a Cash Dividend, then for the purposes of this definition the Dividend in question shall be treated as a Dividend of (i) such Cash Dividend or (ii) the Fair Market Value on the date of announcement of such Dividend or capitalisation (as the case may be) or if later, the date on which the number of Conversion Securities (or amount of property or assets, as the case may be) which may be issued or delivered is determined, of such Conversion Securities or other property or assets if such Fair Market Value is greater than the Fair Market Value of such Cash Dividend; and

(b) a purchase or redemption of Conversion Securities by or on behalf of the Issuer shall not constitute a Dividend;

"Dividend determination date" means the date by reference to which an entitlement to dividends is determined;

"Dutch Banking Act" means Wet Toezicht Kredietwezen 1992;

"Early Redemption Event" has the meaning set out in Article 5(c);

"EBITDA" means, in respect of any period, the Operating Income for that period adjusted by adding back depreciation during that period;

"Entitlement Date" has the meaning set out in Article 4(c)(5);

"equity shares" means any shares in the capital of the Issuer other than any shares which neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in a distribution;

"Euroclear" means Euroclear S.A./N.V., as operator of the Euroclear system;

"Euronext Amsterdam" means Euronext Amsterdam N.V. or the Official Segment of the stock market of Euronext Amsterdam N.V., as the case may be;

"Facilities Agreement" means (a) the Multicurrency Term, Revolving and Letter of Credit Facilities Agreement dated on or about the fifteenth day of January two thousand four between the Issuer and the Subsidiaries named therein as borrowers and guarantors, ABN Amro Bank N.V., ING Bank N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. and NIB Capital Bank N.V. as arrangers, ABN Amro Bank N.V. as facility agent, ABN Amro Bank

N.V. as security agent and others, and (b) any facility, agreement or financing arrangement entered into between the same or any of the parties which amends, extends or replaces such Facilities Agreement, or any facility, agreement or financing arrangement which previously amended, extended or replaced the Facilities Agreement;

"Fair Market Value" means, with respect to any property on any date, the fair market value of that property as determined in good faith by an independent investment bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) provided, that (i) the Fair Market Value of a Cash Dividend paid or to be paid shall be the amount of such Cash Dividend; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where Spin-off Securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by an independent investment bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed)), the fair market value (a) of such Spin-off Securities shall equal the arithmetic mean of the daily Volume Weighted Average Prices of such Spin-off Securities and (b) of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of both (a) and (b) during the period of five trading days on the relevant market commencing on the first such trading day such Spin-off Securities, options, warrants or other rights are publicly traded; and (iv) in the case of (i) converted into euro (if declared or paid in a currency other than euro) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the Cash Dividend in euro; and in any other case, converted into euro (if expressed in a currency other than euro) at such Screen Rate ruling on that date;

"Final Redemption Date" has the meaning set out in Article 5(a);

"Global Certificate" means the global certificate representing all or any portion of the entire issue of Bonds;

"Interest Payment Date" has the meaning set out in Article 3(a);

"Interest Period" has the meaning set out in Article 3(a);

"Issuer" means Hagemeyer N.V.;

"New Securities" has the meaning set out in Article 4(i)(2)(A);

"Notice of Revocation" has the meaning set out in Article 4(j);

"Operating Income" means, in respect of any period, operating profit excluding exceptional items after adding back the amortisation of intangible assets for such period;

"Ordinary Shares" means ordinary shares of one euro and twenty cents (€1.20) nominal amount each in the share capital of the Issuer;

"Outstanding" means, in relation to the Bonds, all the Bonds issued except (a) those which have been redeemed in accordance with the Articles, (b) those in respect of which the date for redemption has occurred and the redemption moneys (including all interest accrued on such Bonds to the date for such redemption and any interest payable under the Articles after such date) have been duly paid to the Trustee or to the Paying and Conversion Agent or the Registrar and remain available for payment against presentation and surrender of the relevant Bonds, (c) those which have become void, (d) those which have been purchased and cancelled as provided in the Articles, (e) those in respect of which the Conversion Right shall have been satisfied, (f) for the purposes of Articles 12, 14 and 15, those Bonds held by, or by any Person for the benefit of, the Issuer or any Subsidiary, (g) those mutilated or defaced Bonds which have been surrendered in exchange for replacement Bonds, (h) (for the purpose only of determining how many Bonds are outstanding and without prejudice to their status for any other purpose) those Bonds alleged to have been lost, stolen or destroyed and in respect of which replacement Bonds have been issued, and (i) the Global Certificate to the extent that it shall have been

exchanged for definitive Bonds pursuant to its provisions, provided that for the purposes of (1) ascertaining the right to attend and vote at any meeting of the Bondholders, (2) the determination of how many Bonds are outstanding for the purposes of Articles 10, 12, 14, 15, 16, 17 and 19 of this Trust Deed and (3) the exercise of any discretion, power or authority which the Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the Bondholders, those Bonds which are beneficially held by or on behalf of the Issuer or any of its Subsidiaries and not cancelled shall (unless no longer so held) be deemed not to remain outstanding;

"Paying and Conversion Agent" means ABN AMRO Bank N.V. and any successor as paying and conversion agent under the Agency Agreement;

"Person" includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity), but does not include the Supervisory Board, the Board of Management or any other supervisory or governing board of the Issuer and does furthermore not include the Issuer's wholly-owned direct or indirect Subsidiaries;

"Purchase Date" has the meaning set out in Article 4(b)(2)(D);

"Purchased Shares" has the meaning set out in Article 4(b)(2)(D);

"Reclassification" has the meaning set out in Article 4(b)(1)(I);

"Reclassified Securities" has the meaning set out in Article 4(b)(1)(I);

"Recognised Stock Exchange" means a stock exchange that is a member of the World Federation of Exchanges and is situated in a Member Country of the Organisation for Economic Co-operation and Development (OECD);

"Record Date" means the seventh (7th) Amsterdam Business Day before the due date for the relevant payment;

"Redemption Date" has the meaning set out in Article 5(a);

"Redemption Notice" has the meaning set out in Article 5(a);

"Register" means the register of the Bonds maintained by the Registrar to register ownership of the Bonds;

"Registrar" means ABN AMRO Bank N.V. and any successor as registrar under the Agency Agreement;

"Relevant Date" in respect of any payment means the date on which payment becomes due, but if the full amount of the moneys payable has not been received by the Paying and Conversion Agent or by the Trustee on or prior to such due date, the date on which the full amount of such moneys has been so received and notice to that effect shall have been given to the Bondholders;

"Relevant Indebtedness" has the meaning set out in Article 2(b);

"Relevant Subsidiary" means, at any particular time a Subsidiary:

(a) whose total net assets, or whose EBITDA, or whose total assets (in each case consolidated in the case of a Subsidiary which itself has Subsidiaries) represent five (5) per cent. or more of the consolidated total net sales or, as the case may be, of the consolidated EBITDA or, as the case may be, of the consolidated total assets, of the Issuer, all as calculated by reference to the then latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary and the then latest consolidated audited accounts of the Issuer, provided that (i) if the latest audited consolidated accounts of the Issuer show negative EBITDA, then any Subsidiary of the Issuer whose then latest audited accounts (consolidated in the case

of a Subsidiary which itself has Subsidiaries) show positive EBITDA shall be a Relevant Subsidiary, (ii) in the case of a Subsidiary acquired or an entity which becomes a Subsidiary after the end of the financial period to which the then latest audited consolidated accounts of the Issuer relate, the reference to the then latest audited consolidated accounts of the Issuer for the purposes of the calculation above shall, until consolidated audited accounts of the Issuer are published for the financial period in which the acquisition is made or, as the case may be, in which such entity becomes a Subsidiary, be deemed to be a reference to the then latest consolidated accounts of the Issuer adjusted in such manner as may be appropriate to consolidate the latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary in such accounts; (iii) if, in the case of any Subsidiary which itself has Subsidiaries, no consolidated accounts are prepared and audited, its consolidated total net sales and consolidated EBITDA and consolidated total assets shall be determined on the basis of pro forma consolidated accounts of the relevant Subsidiary; (iv) if the accounts of any Subsidiary (not being a Subsidiary referred to in (ii) above) are not consolidated with those of the Issuer, then the determination of whether or not such Subsidiary is a Relevant Subsidiary shall be based on a pro forma consolidation of its accounts (consolidated, if appropriate) with the consolidated accounts of the Issuer; and (v) if the latest accounts of any Subsidiary of the Issuer are not prepared on the basis of the same accounting principles, policies and practices of the latest consolidated audited accounts of the Issuer, then the determination of whether or not such Subsidiary is a Relevant Subsidiary shall be based on pro forma accounts or, as the case may be, consolidated accounts of such Subsidiary prepared on the same accounting principles, policies and practices as adopted in the latest consolidated audited accounts of the Issuer, or as appropriate restatement or adjustment to the relevant accounts of such Subsidiary; or

(b) to which is transferred the whole or substantially the whole of the assets and undertaking of a Subsidiary which immediately prior to such transfer was a Relevant Subsidiary, provided that the Subsidiary which so transfers its assets and undertakings shall forthwith upon such transfer cease to be a Relevant Subsidiary and the Subsidiary to which the assets and undertaking are so transferred shall cease to be a Relevant Subsidiary at the date on which the first published audited consolidated accounts of the Issuer prepared as of a date later than such transfer are issued, unless such Subsidiary would continue to be a Relevant Subsidiary on the basis of such accounts by virtue of the provisions of paragraph (a) above.

A certificate from a Director of the Issuer that, in his opinion, a Subsidiary of the Issuer is or is not or was or was not at any particular time a Relevant Subsidiary shall, in the absence of manifest error, be conclusive and binding on the Trustee and the Bondholders.

"Retroactive Adjustment" has the meaning set out in Article 4(c)(5);

"Revocation Date" means the date specified as such in a Notice of Revocation and which shall be not earlier than ten (10) nor later than fifteen (15) days after the date such notice is given;

"Screen Rate" means, on any day, and, in respect of the translation or conversion of one currency into another currency, the rate of exchange between such currencies appearing on Reuters page ECB 37 on that day, or, if that page is not available or that rate of exchange does not appear on that page on that day, the rate of exchange between such currencies appearing on such other screen or information service, or determined in such other manner, as the Issuer shall determine, with the prior written approval of the Trustee;

"Shareholders" means the holders of Ordinary Shares;

"Spin-off Event" has the meaning set out in Article 4(b)(1)(l);

"Spin-off Securities" has the meaning set out in Article 4(b)(1)(l);

"Subordinated Indebtedness" means, with respect to any Person, any indebtedness (including any liability, whether actual or contingent, under any guarantee or indemnity or

otherwise) which, in the event of any distribution of assets in connection with bankruptcy, suspension of payments, reorganisation, dissolution, winding-up, liquidation or composition or arrangement with creditors of such Person, is subordinated in right of payment at least to, or the repayment of or payment in respect of which is conditional upon, the complete payment of the claims of all unsubordinated creditors of such Person;

"Subsidiary" means, at any particular time, any of the Issuer's subsidiaries within the meaning of Section 2:24a of the Dutch Civil Code excluding Ceteco N.V. and its subsidiaries;

"Substituted Obligor" has the meaning set out in Article 15(d);

"Supervisory Board" means the supervisory board (raad van commissarissen) of the Issuer;
"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto;

"Total Consideration" means the value in euro of the shares, securities, other instruments and Cash Consideration issued or paid by the Issuer (or resulting company in any merger consolidation, restructuring or other corporate reorganisation or by the Person or Persons which made an acquisition of the legal or beneficial ownership of all or substantially all of the assets owned by the Issuer, either directly or indirectly (through its wholly-owned Subsidiaries), to a holder of Conversion Securities pursuant to such merger, consolidation, acquisition, restructuring or other corporate reorganisation;

"Total Issue Consideration" has the meaning set out in Article 4(b)(1)(G);

"Trading Day" means, in the case of Ordinary Shares, a day on which Euronext Amsterdam is open for business, but does not include a day on which no official closing price for Ordinary Shares on Euronext Amsterdam is reported and means, in the case of any other security, a day on which the principal market (as determined if necessary by an independent investment bank of international repute selected by the Issuer and approved by the Trustee (such approval not to be unreasonably withheld or delayed) is open for business;

"Trust Deed" has the meaning set out in the pre-amble to these Articles;

"Trustee" means Amsterdamsch Trustee's Kantoor B.V. and all Persons for the time being the trustee or trustees hereunder; and

"Volume Weighted Average Price" means, in respect of a Conversion Security on any Trading Day, the order book volume-weighted average price of such Conversion Security appearing on or derived from Reuters page HAGN.AS (in the case of Ordinary Shares) or such other source as shall be determined to be appropriate by an independent investment bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) on such Trading Day, provided that:

(a) on any such Trading Day where such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Conversion Security or in respect of such Trading Day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding Trading Day on which the same can be so determined; and

(b) if any Dividend or other entitlement in respect of the Conversion Securities is announced on or prior to the relevant Conversion Date in circumstances where the record date or other due date for the establishment of entitlement in respect of such Dividend or other entitlement shall be on or after the relevant Conversion Date and if on such Trading Day the price determined as provided above is based on a price ex-dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the Fair Market Value of any such Dividend or entitlement per Conversion Security as at the date of announcement of such entitlement or Dividend.

Article 22 - Governing Law; Resolution of Disputes

(a) This Trust Deed and the Bonds are governed by and shall be construed in accordance with the law of The Netherlands.

(b) Any dispute in connection with or arising from this Trust Deed or its implementation and/or the Bonds shall be decided by the competent Dutch court in Amsterdam, subject to the authority of the Trustee, if it considers it expedient to do so, to agree to prorogation *(prorogatie)*.

(c) Paragraph (b) shall not limit the right of the Trustee or, to the extent permitted under this Trust Deed, the holders of the Bonds to take proceedings in any other court of competent jurisdiction.

Article 23 - Notarial acknowledgement of debt

The Issuer undertakes to issue to the Trustee a notarial acknowledgment of debt in the aggregate amount of the Bonds and the interest payable thereon, as further confirmation of its obligations arising out of the Bonds, immediately upon the Bonds being issued.

Article 24 - Rules relating to securities

The Issuer undertakes to comply with the provisions stated in Section 2.1.20 of Schedule B of the Listing and Issuing Rules *(Fondsenreglement)* of Euronext Amsterdam as in force on the date of this Trust Deed.

Article 25 - Further Issues

The Issuer may from time to time without the consent of the Bondholders, but subject to Article 2(b), create and issue further notes, bonds or debentures either having the same terms and conditions in all respects as the Bonds (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) or upon such other terms as to interest, subordination (if any), conversion, premium, redemption and otherwise as the Issuer may determine at the time of their issue. Any further notes, bonds or debentures forming a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) constituted by this Trust Deed or any deed supplemental to it shall, and any other notes, bonds or debentures may, with the consent of the Trustee, be constituted by a deed supplemental to this Trust Deed. This Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of notes, bonds or debentures of other series in certain circumstances where the Trustee so decides.

Article 26 - Accountholders

For so long as any Bonds are represented by the Global Certificate and the Global Certificate is held by or on behalf of Euroclear and Clearstream, Luxembourg, each Person who is for the time being shown in the records of any admitted institution of Euroclear and Clearstream, Luxembourg or an alternative clearing system as a participant therein as the holder of a particular principal amount of Bonds (each an "**Accountholder**") (in which regard any book entry certificate or other document issued by Euroclear and Clearstream, Luxembourg as to the principal amount at maturity of Bonds standing to the account of any Person shall be conclusive and binding for all purposes) shall be treated as the holder of such principal amount of Bonds for all purposes (including for the purposes of any quorum requirements of, or the right to demand a poll at, meetings of the Bondholders) other than with respect to the payment of principal and interest on, and the exercise of Conversion Rights in respect of such Bonds, the right to which shall be vested, as against the Issuer and the Trustee, solely in the bearer of the Global Certificate in accordance with and subject to its terms and this Trust Deed. An accountholder must look solely to Euroclear and Clearstream, Luxembourg for its share of each payment made to the bearer of the Global Certificate.

Neither the Trustee nor the Paying and Conversion Agent nor the Registrar will have any responsibility or liability for any aspect of the records of Euroclear and Clearstream, Luxembourg or any of its admitted institutions or accountholders relating to payments made by Euroclear and Clearstream, Luxembourg or in respect of beneficial interests in the Bonds or for maintaining, supervising or reviewing any records of Euroclear and Clearstream, Luxembourg or any of its admitted institutions or accountholders.

This deed was executed today in Amsterdam.

The substance of this deed was stated and explained to the appearing persons.

The appearing persons declared not to require a full reading of the deed, to have taken note of the contents of this deed and to consent to it.

Subsequently, this deed was read out in a limited form, and immediately thereafter signed by the appearing persons and myself, civil-law notary.

DIVIDEND POLICY

Until 2003, we generally paid a dividend, which was based upon a pay-out ratio of between 35% and 40% of ordinary profit after taxes before amortisation of goodwill. Payment of the interim dividend was in cash and shareholders were provided the choice of a payment of the final dividend either in cash or in the form of a stock dividend.

We did not pay a dividend over the financial year 2003 and did not pay any interim dividend during 2004. In light of our negative results for 2004, we will also pay no final dividend for the financial year 2004. The amount and form of future dividends will be dependent on financial gearing, cash flow and results. Under the present circumstances, it is not likely that we will pay any dividend for the financial year 2005.

Furthermore, we have agreed with the providers of our senior credit facilities to pay no dividends unless (i) our Interest Cover Ratio is at least 3.5:1 and our Net Senior Debt to EBITDA Ratio is not greater than 3.0:1 and (ii) no event of default has occurred and is continuing. See "Capitalisation and Principal Indebtedness".

CAPITALISATION AND PRINCIPAL INDEBTEDNESS

Capitalisation

The following table sets out our capitalisation and principal indebtedness at 31 December 2004 on an actual basis and as adjusted for gross proceeds of €135,000,000 from the offer and sale of the Bonds, as though such offer and sale had occurred on 31 December 2004. We intend to utilise the net proceeds from the Offering to repay part of our senior indebtedness; see "Use of Proceeds".

(€ in millions)	As of 31 December 2004		
Total Capitalisation	**Actual**	**Adjustment**	**As Adjusted**
Cash and cash equivalents	(113.9)	–	(113.9)
Short-term debt	2.9	–	2.9
Long-term debt	437.4	(135.0)	302.4
Convertible subordinated bonds	150.0	135.0	285.0
Net debt	**476.4**	**–**	**476.4**
Shareholders equity			
Ordinary Shares	619.3	–	619.3
Statutory reserves	–	–	–
Additional paid in capital	38.9	–	38.9
Net result	(164.1)	–	(164.1)
Retained earnings	401.6	–	401.6
Cumulative translation reserve[1]	(117.9)	–	(117.9)
Total shareholders' equity	777.9	–	777.9
Total capitalisation	**1,254.3**	**–**	**1,254.3**

1 Balance sheet information for our non-euro subsidiaries and our net investments in non-euro companies are translated into euro in our consolidated accounts, at exchange rates prevailing at the date of the balance sheet. Exchange differences arising on translation are credited or charged to the cumulative translation reserve.

Principal Indebtedness

Short-term Debt

Our short-term debt generally consists of facilities that are committed for terms under one year's duration. These facilities generally bear interest at fixed and floating rates over the Euro Inter-Bank Offer Rate and the London Inter-Bank Offer Rate. Other amounts included under short term debt are those borrowed from banks under uncommitted facilities, which are rolled over on a short-term basis for periods of up to three months.

Long-term Debt

Our long-term debt as of 31 December 2004 consisted of:

- €332.2 million drawn under a €679.7 million Working Capital Facility, consisting of:
  - a €607.2 million Revolving Loan Facility, with an interest rate of 300 basis points over the applicable intrabank offer rate (the U.S. dollar-denominated tranche of this facility carries a fixed interest rate of 300 basis points over the 3-year U.S. treasury rate and the applicable mid-swap spread), and with a maturity date of 5 February 2007; €150 million of this facility (the "Headroom Facility") can be used for Letter of Credit drawing as well; and
  - a €72.5 million Letter of Credit Facility, with a commitment fee of 2% for trade-related letters of credit, non trade related letters of credit 3% and a maturity date of 5 February 2007;

- €102.2 million drawn under the Term Loan Facility, with an interest rate of 500 basis points over the applicable intrabank offer rate (the U.S. dollar-denominated tranche carries a fixed interest rate of 500 basis points over the 4-year U.S. treasury rate and the applicable mid-swap spread) and which is repayable in two tranches: one-third repayable on 5 February 2007; and two-thirds repayable on 5 February 2008; and
- other long-term debt amounting to €3.0 million.

The repayment of our long-term facilities is secured by security over shares of all of our material group companies, all of our material intercompany loans and bank accounts as well as pledges over inventory, trade receivables and certain other assets of the group in the United States. Each of the facilities is subject to cross-guarantees by certain members of the group and are guaranteed by us. The facilities contain customary events of default, including, without limitation, payment defaults, breach of representations and warranties, covenant defaults and cross-defaults. Moreover, the facilities contain covenants that place restrictions on, among other things, the incurrence of debt, the creation of security, the payment of dividends and other distributions, the redemption of share capital, the sale of assets, mergers, sale and leaseback transactions, capital expenditure, acquisitions and investments. Our lenders have granted us a waiver from the relevant covenants with respect to the offering of the Bonds. Subject to certain exceptions, all proceeds that we receive from disposals, insurance, and debt or equity capital markets transactions will be allocated to mandatory pre-payment of these facilities. In addition, the facilities require us to comply with the following as long as our obligations under the facilities are outstanding:

- We will have to meet a Net Senior Debt to EBITDA (before exceptional items) Ratio, which should not exceed:

For the Relevant Period Ending:	Ratio
31 December 2005	5.50:1.00
31 March 2006	5.50:1.00
30 June 2006	5.50:1.00
30 September 2006	5.00:1.00
31 December 2006	3.50:1.00
31 March 2007	3.50:1.00
30 June 2007	3.50:1.00
30 September 2007	3.50:1.00
31 December 2007	3.00:1.00

- We will have to meet an Interest Cover Ratio based on EBITDA excluding exceptional items (after cash exceptionals) to total Net Interest Expense, which should not be less than:

For the Relevant Period Ending:	Ratio
31 December 2005	1.50:1.00
31 March 2006	1.60:1.00
30 June 2006	1.60:1.00
30 September 2006	1.80:1.00
31 December 2006	2.00:1.00
31 March 2007	2.20:1.00
30 June 2007	2.40:1.00
30 September 2007	2.70:1.00
31 December 2007	2.90:1.00

- The Net Senior Debt to EBITDA and Interest Cover Ratios will be applied for the first time at 31 December 2005.

- We will not be permitted to pay dividends unless the Interest Cover Ratio is at least 3.5:1 and the Net Senior Debt to EBITDA ratio is not greater than 3.0:1.

- We will have to meet a Guarantee Cover Ratio as follows:
  The aggregate tangible assets of our subsidiaries which are guarantors under our facilities must not fall below 80% of our group-wide consolidated tangible assets, and the aggregate EBITDA of such guarantors must not fall below 75% of our group-wide consolidated EBITDA. This ratio will be tested on a quarterly basis.

- Our capital expenditures (capex) may not exceed 135% of depreciation costs.

- The borrowers under these facilities will be subject to limits on the amounts that may be borrowed and outstanding under these facilities at any time, based on net working capital thresholds.

- We will be prohibited from paying, prepaying, repaying, defeasing, exchanging, electing to deliver cash in substitution for the delivery of shares or other securities, redeeming or purchasing or entering into any sub-participation arrangements in respect of the Bonds and delivering cash pursuant to the cash election alternative under the terms and conditions of the Bonds.

Our existing credit facilities require us to confirm that we have met our financial covenants in connection with each of our annual, half-year and quarterly financial statements currently prepared under Dutch GAAP. In accordance with the terms of our credit facilities, in connection with the transition from preparing our financial statements in accordance with Dutch GAAP to preparing them in accordance with IFRS, we may be required to agree amendments to these financial covenants with our lenders. Otherwise, we will be required to reconcile our financial statements prepared under IFRS to Dutch GAAP to confirm compliance with our financial covenants.

Subordinated Convertible Bonds

Our subordinated convertible bonds as at 31 December 2004 consisted of €150.0 million 5.75% subordinated convertible bonds due 5 February 2009. The subordinated convertible bonds are convertible into Ordinary Shares until the seventh calendar day prior to 5 February 2009, unless redeemed earlier, at a conversion price of €2.04, subject to adjustment upon certain events. Our 5.75% subordinated convertible bonds are listed and traded on Euronext Amsterdam. These subordinated convertible bonds rank pari passu amongst themselves, will rank pari passu with the Bonds, and constitute our direct, unconditional, subordinated, unsecured obligation. These subordinated convertible bonds will rank junior to any of our present or future unsecured and unsubordinated creditors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial and operating data with our audited consolidated financial statements for the financial years ended 31 December 2004 (which are proposed to be adopted by the next annual general meeting of our shareholders, expected to be held on 26 April 2005), 2003 and 2002 and the related notes to those financial statements included in this prospectus under "Consolidated Financial Data and Auditor's Opinions", as well as the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations", for a complete discussion of our financial condition and results of operations. The consolidated financial data for the financial years ended 31 December 2004, 2003 and 2002 are extracted without material adjustment from our consolidated financial statements that have been audited by Deloitte Accountants B.V. and its predecessors, independent auditors.

Our audited financial statements from which the selected consolidated financial data set forth below may have been derived were prepared in accordance with Dutch GAAP, which differs in certain significant respects from International Financial Reporting Standards (IFRS). Dutch listed companies are required to adopt IFRS in their financial statements for accounting years commencing 1 January 2005. For a discussion of our assessment of the impact that the adoption of IFRS will have on certain items in our profits and loss accounts and our balance sheet, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of Adoption of International Financial Reporting Standards (IFRS)." Accounting adjustments resulting from the adoption of IFRS could have a material adverse effect on the presentation of our results of operations and equity and financial condition and, consequently, on our business, as well as the market price of the Bonds and our Ordinary Shares.

In reviewing our financial information for the year ended 31 December 2003, you should note that operational and administrative problems related to the implementation of our ERP system in August 2002 in our U.K. operations caused a serious disruption in our financial reporting in the United Kingdom for the year ended 31 December 2003. Due to these problems, there was uncertainty regarding the proper classification within our 2003 operating results for the United Kingdom of the items "cost of sales," "exceptional cost of sales," or "exceptional operating income / expenses," as a result of which Deloitte Accountants added an "emphasis of matter" paragraph to their unqualified auditors' report for our annual accounts for the financial year ended 31 December 2003. Management has taken appropriate measures to overcome these break-downs, and remediation plans have been largely implemented in 2004. Per the end of 2004 we have no indications that existing internal risk management and control systems are not adequate, although we realise the importance of further improvements to our internal risk management and control systems. Therefore, we are currently in the process of upgrading our internal risk management and control procedures. The upgraded procedures will contain strict minimum control standards for all relevant business processes and related risks, procedures for recurrent risk and control assessments and reporting structure on assessment results.

Certain items presented in the following tables for the financial years ended 31 December 2003 and 2002 have been re-classified or re-stated for comparative purposes to conform to the 2004 and 2003 classifications, respectively.

The selected consolidated financial data may not contain all of the information that is important to you.

Selected consolidated profits and loss accounts data

(in millions of €)	Year ended 31 December (audited) 2004	2003[1]	2002[1]
Net sales	5,426.7	6,337.8	8,343.5
Cost of sales	(4,186.0)	(4,991.4)	(6,622.1)
Exceptional cost of sales	(4.7)	(65.4)	(0.1)
Gross profit	**1,236.0**	**1,281.0**	**1,721.3**
Operating expenses excluding amortisation of goodwill	(1,244.7)	(1,373.3)	(1,516.1)
Exceptional operating expenses	(27.5)	(62.4)	(38.1)
Goodwill amortisation	(31.0)	(33.8)	(34.8)
	(67.1)	**(188.6)**	**132.1**
Other operating income	2.5	17.6	3.3
Operating income (loss)	**(64.6)**	**(171.0)**	**135.5**
Share in results of associated companies	9.1	5.9	3.3
Exceptional share in results of associated companies	–	1.1	–
Financial expenses – net	(83.6)	(122.0)	(63.0)
Profit / (loss) before taxes	**(139.1)**	**(286.0)**	**75.8**
Taxes	(24.8)	(32.5)	(19.0)
	(164.0)	(318.5)	56.8
Minority interest	(0.1)	0.5	(0.0)
Net profit / (loss)	**(164.1)**	**(318.0)**	**56.8**

1 Certain items for the years ended 31 December 2003 and 2002 have been re-classified for comparative purposes to conform to the 2004 classifications.

Selected consolidated profits and loss accounts data

Per Share Data (in €, except share totals)	Year ended 31 December (audited) 2004	2003	2002
Net profit before amortisation of goodwill per share	(0.28)	(2.60)	0.82
Net profit before amortisation of goodwill per share, fully diluted[1]	(0.24)	(2.55)	0.82
Net profit / (loss) per share	(0.34)	(2.91)	0.50
Net profit / (loss) per share, fully diluted[1]	(0.30)	(2.85)	0.50
Dividends per ordinary share	–	–	0.33
Weighted average no. of Ordinary Shares outstanding	477,531,131	109,459,256	108,975,339
Weighted average no. of fully diluted Ordinary Shares outstanding	546,539,578	111,157,415	110,235,424

1 Based on a weighted average of a fully-diluted number of Ordinary Shares after taking into account the dividend on cumulative preference shares, which cumulative preference shares were converted into Ordinary Shares in connection with our debt restructuring in February 2004. This number also includes the potential dilution from the conversion of our existing 5.75% subordinated convertible bonds based on the current conversion price of such bonds.

Selected consolidated cash flow data

(in millions of €)	Year ended 31 December (audited) 2004	2003	2002
Net cash from/(used) in operating activities	(56.3)	(124.8)	134.0
Net cash from/(used) in investing activities	73.8	223.3	(11.5)
Net cash from/(used) in financing activities	149.0	(17.0)	40.9
Net increase in cash and equivalents	166.5	81.5	163.4
Free cash flow[1]	(75.8)	(137.6)	101.2

1 *Free cash flow is net cash flow from operating activities less capital expenditure, net cash flow from* exceptional items (including sale of fixed assets) and dividends paid.

Selected consolidated balance sheet data

(in millions of €)	Year ended 31 December (audited) 2004	2003	2002
Intangible fixed assets	495.7	585.1	652.4
Trade receivables	838.9	836.3	1,257.6
Cash and deposits	113.9	198.5	45.0
Total assets	2,320.2	2,603.5	3,307.9
Shareholders' equity	777.9	542.5	928.6
Subordinated debt	–	150.0	150.0
Subordinated convertible bonds	150.0	–	–
Long-term debt and other long-term liabilities	437.4	2.1	704.6
Trade payables and other current liabilities	792.0	740.2	1,079.3
Short-term debt and current portion of long-term debt	2.9	973.4	230.8
Net working capital[1]	705.4	784.3	1,132.6
Net trading working capital[2]	853.3	923.1	1,299.9

1 Net working capital includes inventories, trade receivables, other receivables and prepayments, less trade payables and other current liabilities.

2 Net trading working capital includes inventories and trade receivables, less trade payables.

Financial and other data

(in millions of €, except percentages and employee totals)	Year ended 31 December (audited) 2004	2003	2002
Gross profit after exceptional cost of sales[1]	1,236.0	1,281.0	1,721.3
Gross margin after exceptional cost of sales[2]	22.8%	20.2%	20.6%
Organic growth percentage[3]	3.5%	(4.9%)	(2.0%)
Average No. of employees	17,973	20,918	23,029
Actual No. of employees (at period end)[4]	17,680	19,057	22,510

1 Gross profit is net sales less cost of sales.

2 Gross margin is gross profit expressed as a percentage of net sales.

3 Organic growth percentage reflects the percentage increase or decrease in net sales as compared to the prior period, excluding the effect on net sales of acquisitions and disposals and the impact of foreign exchange rate movements.

4 Permanent and temporary staff.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

You should read the following in conjunction with our audited consolidated financial statements for the years ended 31 December 2004, 2003 and 2002, and the related notes to those financial statements, included in this prospectus under "Consolidated Financial Data and Auditors' Opinions". For a more detailed discussion of the different divisions and geographical markets mentioned in this section, see "Description of Our Business".

Our financial year coincides with the calendar year.

The historical consolidated audited financial statements for the years ended 31 December 2004, 2003 and 2002 have been prepared in accordance with Dutch GAAP, which differs in certain significant respects from International Financial Reporting Standards (IFRS). Dutch listed companies are required to adopt IFRS in their financial statements for accounting years commencing 1 January 2005. For a discussion of our assessment of the impact that the adoption of IFRS will have on certain items of our profit and loss accounts and our balance sheet, see "Impact of Adoption of International Financial Reporting Standards (IFRS)" below. Accounting adjustments resulting from the adoption of IFRS could have a material adverse effect on the presentation of our results of operations and equity and financial condition and, consequently, on our business, as well as the market price of the Bonds and our Ordinary Shares.

In reviewing our financial information for the year ended 31 December 2003 compared to the year ended 31 December 2002, you should note that certain items for the year ended 31 December 2002 were adjusted and reclassified for purposes of presenting comparable financial information to account for new guidelines under Dutch GAAP introduced as of 1 January 2003. See "Results of Operation—The Year Ended 31 December 2003 Compared to the Year Ended 31 December 2002—Exceptional Items." In addition certain items presented in the following tables for the financial year ended 31 December 2003 have been re-classified or re-stated for comparative purposes to conform to the 2004 and 2003 classifications, respectively.

Also, in reviewing our financial information for the year ended 31 December 2003, you should note that operational and administrative problems related to the implementation of our ERP system in August 2002 in our U.K. operations caused a serious disruption in our financial reporting for the year ended 31 December 2003. Due to these problems, there was uncertainty regarding the proper classification within our 2003 operating results for the United Kingdom of the items "cost of sales," "exceptional cost of sales," or "exceptional operating income / expenses," as a result of which Deloitte Accountants added an emphasis of matter paragraph to their unqualified auditors' report for our annual accounts for the financial year ended 31 December 2003. Management has taken appropriate measures to overcome these break-downs, and remediation plans have been largely implemented in 2004. Per the end of 2004 we have no indications that existing internal risk management and control systems are not adequate, although we realise the importance of further improvements to our internal risk management and control systems. Therefore, we are currently in the process of upgrading our internal risk management and control procedures. The upgraded procedures will contain strict minimum control standards for all relevant business processes and related risks, procedures for recurrent risk and control assessments and reporting structure on assessment results.

Overview

We are a leading international business-to-business distributor of electrical materials and safety and other maintenance, repair and operations products to electrical contractors in the construction and installation business and industrial users in Europe, North America and the Asia-Pacific region (primarily Australia). We provide these materials and products through our core PPS division, which accounted for approximately 92% of our net sales for the year ended 31 December 2004, under manufacturer brand names and also as

private brand products under our own brand name. We also provide our customers with value-added integrated supply services, including procurement and inventory management, to enable them to improve their own customer service and increase their efficiency and competitiveness.

Our PPS business is generally divided into two market segments:

- the construction and installation market, comprised primarily of small to medium sized electrical contractors but also larger construction and engineering customers who purchase our electrical materials and safety products mainly for use in construction and renovation projects; and
- the industrial market, comprised of large corporate customers who purchase our safety, maintenance, repair and operations products in addition to our electrical materials for use in a diverse range of industrial and manufacturing activities.

Although the construction and installation segment comprised the majority of our PPS net sales overall for the year ended 31 December 2004, the proportion of net sales contributed by each of the construction and installation market and the industrial market varies from region to region.

Our PPS division operates in three main geographical areas: Europe, North America and Asia-Pacific. Our European operations are further grouped into four geographic regions comprised of the Nordics (which includes Norway, Sweden, Finland, the Baltics, Russia and Poland, and also includes our operations in China), Central Europe (which includes Germany, The Netherlands, Switzerland and Austria), United Kingdom & Ireland, and Southern Europe (Spain).

We also distribute consumer electronics and similar branded products in The Netherlands and in Australia and luxury goods in a number of Asian countries through our Agencies / Consumer Electronics division. Our Agencies / Consumer Electronics division accounted for approximately 8% of our net sales for the year ended 31 December 2004.

Until 1 June 2003, we were active in the distribution of information technology products through our ITPS division. Effective 1 June 2003, we disposed of a 68.5% stake in Tech Pacific, which formed a significant part of our ITPS division, as a result of which Tech Pacific was no longer included in our consolidated accounts and was accounted for as an associated company. We disposed of our remaining interest in Tech Pacific in November 2004. Also, in January 2004, we disposed of our 50.1% interest in Pluz B.V., a joint venture with Getronics established in 2001, which was engaged in the business-to-business distribution of information technology products in the Netherlands.

Critical Factors Affecting Results

Our results and outlook are affected by a number of factors including, in particular, the following:

Restructuring and Turnaround Efforts

Historical Operational Problems and Market Conditions

By the end of 2003, we found ourselves in a critical financial situation as a direct consequence of the serious business disruption caused by operational problems, primarily in our U.K. and U.S. operations, as well as weak market conditions in a number of our markets. These operational problems included the following:

- As part of a reorganisation strategy developed in 1999, we implemented a new ERP system that was intended to facilitate the segregation of back office activities (such as purchasing, logistics, and staff and administrative support functions) and the front office tasks (such as business development and sales), and in part centralise the back office tasks. To this end, our new ERP system was implemented in the United Kingdom in August 2002 and in Australia in October 2003. The operational problems experienced after the implementation of the system at Newey & Eyre, our main operating subsidiary in the United Kingdom, resulted in lost market share in the United Kingdom and had a severe impact on our net sales and margins. The ERP

system also lacked several business-critical modifications, which resulted in the need for manual workarounds, which were expensive and prone to human error. The implementation of a newer version of our ERP system in Australia was completed in October 2003.

- In 2003, we experienced operational problems in Runcorn, our central distribution centre in the United Kingdom. These problems included a significant backlog of customer transactions awaiting processing, which arose during the integration of three of our different operating companies in the United Kingdom.
- In addition, the integration of the back-office services of our U.S. subsidiaries CamBar, Tristate and Vallen into one shared service centre in Atlanta led to significant turnover in staff and administrative problems. Our U.S. net sales also suffered after the integration of the sales forces in our three U.S. operating companies in 2002, as the disruptions resulting from the transition shifted our focus from sales efforts.

These disruptions led to a serious drop in customer service levels and, coupled with the economic downturn in all of our major markets, a dramatic sales decline. Due to the fixed nature of our cost base and the high operational gearing typical for distribution companies like us, this sales decline resulted in severe losses in some of our operating companies and had a substantial negative impact on our net sales and net profit. In light of our declining operating results, in spring 2003, we informed our lenders that we expected to breach certain covenants under our existing monetary obligations with them.

Restructuring and Turnaround Efforts

In February 2004, we successfully completed a restructuring of our outstanding indebtedness through agreements with certain of our lenders. This restructuring strengthened our financial position and gave us the time necessary to begin to turn around our business. We believe we now generally have stronger operating company management teams, confident and motivated employees, improved customer service in our operating companies, improving sales and margins and much improved processes and systems. We believe our new information technology system is now functioning satisfactorily.

In the United Kingdom, the performance of our central distribution centre in Runcorn in 2004 did not meet our expectations. As a result, we were required to devote additional personnel and transportation resources to ensure that our service levels did not deteriorate, thus significantly increasing our costs. The costs of our centralised logistics model proved too high, and we therefore have decided to replace the central distribution centre with approximately ten existing, smaller regional distribution centres. We began the implementation of this new model in the fourth quarter of 2004, and we plan to close our central distribution centre as of 1 September 2005. We intend to monitor closely the implementation and effectiveness of the new de-centralised logistics model and will make adjustments as necessary to help ensure that our turnaround remains on track.

In 2004, we experienced operational disruptions in our Australia operations, due mainly to the loss of a large number of our sales personnel to competitors, unsatisfactory product availability as a result of inventory management problems and a customer service disruption caused by the move of our national distribution centre in Melbourne. We believe that we have resolved the operational problems in our Australian businesses, as well as in our U.K. and U.S. operations, and that customer service levels in our U.S. and Australian businesses are again competitive. We believe we have also resolved the operational problems in the area of logistics in the United States and Australia.

Headcount Reductions

Our reorganisation plan also called for headcount reductions in almost all regions. We reduced the average number of our employees (full-time equivalents) by more than 1,400 in 2003 (excluding the effect of the divestment of Tech Pacific, Stokvis Tapes Group and the termination of our agency agreement with Puma). In 2004, we reduced the number of our full-time equivalent employees by 590. This headcount reduction for 2004 fell short of our original target of 1,000 full-time equivalent employees. This shortfall was caused primarily by our need to retain a number of employees in our U.K. businesses to protect customer service levels in light of the problems experienced with our centralised logistics model. We were also required to increase headcount in our Mexican operation to serve a

very large contract regained in 2004. We intend to achieve the headcount reductions in the United Kingdom originally planned for 2004 after the implementation of our new, decentralised logistics model during 2005.

Restructuring and Refinancing Costs

As a result of these operational problems and restructuring efforts, we incurred significant restructuring costs during 2002 and 2003, as well as significant restructuring and refinancing costs in 2004, which had a significant negative impact on our net profit. Restructuring and refinancing charges for our financial year ended 31 December 2004 amounted to €61.1 million and €18.5 million, respectively. Restructuring and related charges, including costs related to the introduction of the new ERP system, business disruptions in our U.K. and U.S. operations and headcount reductions, for the financial year ended 31 December 2003 amounted to €145.1 million. For the financial year ended 31 December 2002, restructuring and related charges, including costs relating to the development and implementation of the ERP system and the streamlining of the logistics infrastructure, amounted to an aggregate €91.9 million. We expect to incur in 2005 not more than approximately €40 million in net cash exceptional items, as such term is defined in the definition of Interest Cover Ratio in our facilities agreement with certain of our lenders, most of which will be used for restructuring efforts. These anticipated restructuring charges will relate mainly to our logistics restructuring and further headcount reductions in the United Kingdom, vacant leases and branch network restructuring within the PPS division, amongst other things.

Narrow Margins

Our PPS business is characterised by high inventory turnover and narrow profit margins. We compete directly with international, national and regional distribution chains, as well as with small local distributors.

Distribution groups generally compete on the basis of price, availability of product, range of products, ability to make local deliveries, terms of payment and availability of credit. The number and type of our competitors vary by location, and our competitive position varies according to the individual markets in which we operate. Our ability to compete depends, in part, on our ability to increase sales volumes while continuing to offer competitive prices, and efficient inventory and distribution management. Our operating results will be significantly impacted to the extent we are required to engage in significant price competition with our principal competitors.

At the same time, it is important to the continuing recovery of our profitability that we are able to strengthen our international procurement capability and focus on closer co-operation and partnerships with our key suppliers. Our financial difficulties in 2003 made these negotiations particularly difficult, as several major credit insurance companies restricted the amount of credit insurance they were willing to underwrite in connection with credit extended to us by our suppliers, which resulted in our suppliers imposing more restrictive credit terms on us. We continue to be subject to restrictive credit limits with certain of our suppliers due to our reduced credit rating with these insurers.

Our main priority in 2004 was to restore our customer service levels and halt further sales decline. Consequently, we decided to postpone certain of our cost reduction initiatives, including headcount reductions, to avoid risking a further deterioration of our sales and customer service. Now that our restructuring and turnaround efforts have improved our customer service levels, we can focus on developing further our cost reduction projects. We will continue to focus on enhancing our centralised procurement function, in an effort to source more volume from fewer suppliers. We believe that doing so will allow us to realise higher volume rebates and other procurement incentives as well as lower procurement and administrative costs. However, we will strive for a high degree of local autonomy in all of our operations, allowing local management freedom to adapt their product and service offerings, as well as their systems, logistics and other processes to the specific needs of their local customers.

If our net sales do not improve, and if we are unable to capitalise on our centralised procurement efforts or improve our margin mix, our margins will continue to suffer.

High Operational Gearing

We service our customers through a distributed network of branches. Consequently, our cost base is largely of a fixed nature, which makes it difficult for us to reduce our operating expenses in line with any decline in net sales. Accordingly, even a modest fluctuation in sales will disproportionately affect the profitability of our operations. This high operational gearing had a substantial negative impact on our earnings in the last three financial years.

Economic Conditions That Affect Our Markets

As an international business, our operations are affected by global, regional and industry economic conditions. In particular, conditions in the markets in which our customers operate, primarily the construction and manufacturing industries, have a significant impact on our results. The construction and installation market is influenced by a number of general economic factors, including national and local economic conditions and employment levels. Our net sales are also impacted by general market conditions and production levels of the various industries in which our large manufacturing customers operate. As most of our operations are based in Europe and the United States, which account for a significant part of our net sales, we are particularly affected by changes in the European and U.S. economies. Because of the high fixed costs inherent in our PPS business, the downturn in the commercial construction and manufacturing segments that began in 2001 and lasted through 2004 in our major markets has had a negative impact on our consolidated results and, in certain markets, is expected to continue to pose challenges to our operations.

The commercial construction market is also subject to construction and seasonal cycles. Construction cycles tend to occur over a period of years and can fluctuate widely as cities, regions and countries experience building booms, often followed by long periods of relative inactivity. Similarly, the construction industry is affected by seasons, which may cause our sales to fluctuate widely from quarter to quarter. This is especially noticeable in northern climates where we have significant operations and where there are more sales in the spring and summer months when the weather is good. Additionally, a number of other factors, such as the availability of credit, interest rates, foreign exchange rate movements, and general economic and market conditions can create cyclical patterns that affect sales.

These cycles impact our business in several ways. Cyclical fluctuations in our industries may lead to periods of relatively low revenue receipts. This could impact our ability to fund our day-to-day operations and maintain the inventory levels we need in order to do business. Cyclical fluctuations may also make it difficult for us to obtain price concessions from our suppliers, as we cannot assure them of a constant floor for our orders. Moreover, cyclical fluctuations may make it difficult for us to retain qualified personnel or to fully staff all of our necessary employee positions.

Our Agencies / Consumer Electronics division is impacted by levels of consumer confidence and seasonality. Sales of luxury products typically increase in the months preceding the year-end holiday season. Our ITPS division also was affected by seasonal cycles, with sales peaks occurring during our customers' quarter and year-end fiscal periods.

Indebtedness

As at 31 December 2004, we had approximately €476.4 million of net debt. As described in "Capitalisation and Principal Indebtedness," our existing credit facilities contain financial and other covenants that place restrictions on our incurrence of debt, the creation of security, the payment of dividends and other distributions and the redemption of share capital, amongst other requirements.

As a result of our financial restructuring in February 2004 and our ongoing recovery efforts, we believe that our current level of indebtedness is well within expectations and we currently do not expect to experience cash or liquidity problems in the foreseeable future. Moreover, as the net proceeds of the Offering will be used to refinance part of our existing senior debt, we believe the Offering will enhance our debt maturity profile, reduce interest costs and improve financial flexibility.

Acquisitions and Disposals

As part of our efforts to streamline our business by disposing of non-core assets to divert more attention to our core PPS businesses, we completed a number of disposals and acquisitions over the last three years. Effective as at 1 June 2003, we disposed of a 68.5% stake in Tech Pacific, our information technology distribution business. We disposed of our remaining interest in Tech Pacific in November 2004. In addition, on 5 January 2004 we completed the disposal of our 50.1% share in Pluz, a business to business hardware distributor that we co-owned with Getronics. We also completed in 2004 the disposal of an 85% interest in GPX, our North American consumer electronics business, and the disposals and closure of 100% of our PPS retail operations in Germany.

The table below sets forth our significant acquisitions and disposals from 1 January 2002 through 31 December 2004, indicating interests acquired, sold or held for sale by us and the impact on net sales for the period.

Significant acquisitions and disposals, 2002-2004

Name of Divestiture / Acquisition	Type of Transaction	% Interest Acquired / Divested	Hagemeyer N.V. Business Area	Annualised Impact on Sales[1] (in € millions)
2004				
Pluz	Divestment	50.1%[2]	PPS	–
Fröschl retail	Divestment	–[3]	PPS	(105.9)
GPX	Divestment	85%	ACE	(125.3)
Tech Pacific	Divestment	31.5%[4]	ITPS	–
Titan	Acquisition	–[5]	PPS	16.7
2003				
Stokvis Tapes Group	Divestment	100.0%	PPS	(77.6)
Fodor (Olympus)	Divestment	–[6]	ACE3	(23.8)
Tech Pacific	Divestment	68.5%	ACE	(1,706.6)
HCL[7]	Divestment	–[6]	ACE	(169.5)
2002				
Van Wijk & Boerma / Wynmalen Hausmann	Divestment	100.0%	PPS	(75.4)
HEG (Click/Wattmaster)	Divestment	–	PPS	(19.6)
HCL (Jetty point lifestyle)	Divestment	50%	ACE	(81.6)
CamBar (McBar)	Acquisition	50%	PPS	55.7
HCL (bolt on acquisitions)[8]	Acquisition	100%	ACE	12.8

1 Impact on sales reflects the impact on our consolidated organic growth, for the first twelve months after the date of acquisition, and for the twelve months prior to the date of divestment.

2 We disposed of our entire 50.1% interest in Pluz.

3 Retail operations under PPS Germany were partly closed and partly divested (asset sales).

4 We divested a 68.5% interest in Tech Pacific in June 2003.

5 Asset acquisition.

6 Asset sale.

7 Divestment of our Puma Japan operations and other activities within HCL.

8 Additional acquisitions of operations within the named company.

Foreign Exchange Rate Movements

Our non-euro (or EMU) operations constituted approximately 70% of our consolidated net sales as at 31 December 2004. As our reporting currency is the euro, any movements in the currency of countries in which we operate compared to the euro can have an impact on our operating results. A negative impact of foreign exchange rate movements on our net sales, as a result of the translation of our non-euro sales is often accompanied by a favourable impact on our costs and expenses. Changes in currency exchange rates that have had the largest impact on the translation of our international operating profit include the U.S. dollar, the British pound, the Australian dollar and the Swedish crown. For a

discussion of our efforts to reduce our exposure to these exchange rate fluctuations, see the discussion under "Market Risk" below.

Material Items Affecting Results of Operations

Net Sales

Our net sales include sales for all divisions, net of discounts and bonuses granted to customers and excluding sales taxes and value added tax (VAT). Our PPS sales include sales to contractors and to large corporate customers including manufacturing and industrial companies of electrical products and safety, maintenance, repair and operations products. Net sales also include management and other fees generated from our integrated supply services, which include services for outsourced procurement, inventory management and other value added services.

Cost of Sales

The cost of sales is the underlying carrying value of delivered goods that has resulted in the recording of a sales transaction, as well as upstream freight expenses. Cost of goods sold reflects cash discounts and turnover bonuses received from our suppliers.

Operating Expenses

Operating expenses excluding amortisation of goodwill include salary and other employment expenses, accommodation expenses (including rental and overhead expenses for the accommodation of our various businesses), sales-related expenses, expenses incurred in the receipt, storage and outward shipment of inventory, information technology expenses, depreciation expenses and other overhead expenses (including vehicle maintenance costs). In our PPS division, salary expenses accounted for approximately 57% of our operating expenses for the financial year ended 31 December 2004.

Operating expenses characterised as corporate expenses relate to salary and overhead costs for our corporate headquarters in The Netherlands, our headquarters for the North America region, the activities of which are now integrated into our operating companies, and our headquarters for the Asia-Pacific region, which was closed in 2003.

Results of Operations

The Year Ended 31 December 2004 Compared to the Year Ended 31 December 2003

Net Sales

The following table sets forth for the periods indicated net sales for our businesses.

	Twelve months ended 31 December (audited)		
(€ in millions)	**2004**	**2003**	**% Increase / (Decrease)**
PPS	4,988.4	5,061.9	(1.5%)
PPS Europe	3,334.1	3,353.3	(0.6%)
PPS North America	1,192.3	1,254.8	(5.0%)
PPS Asia Pacific	462.1	453.8	1.8%
ITPS	–	677.2	(100.0%)
Agencies / Consumer Electronics	438.3	598.7	(26.8%)
Total Hagemeyer	**5,426.7**	**6,337.8**	**(14.4%)**

Our net sales for the year ended 31 December 2004 decreased by 14.4%, from €6,337.8 million for the year ended 31 December 2003 to €5,426.7 million in 2004 due primarily to the net effect of divestments and acquisitions, and the net negative impact of foreign exchange rate movements.

The net effect of disposals and acquisitions led to a decrease in net sales of €989.0 million, due primarily to the disposals of Tech Pacific, Stokvis Tapes Group, GPX and the retail activities that were part of our PPS operations in Germany.

A weakening U.S. dollar against the euro, partly offset by a stronger British pound and Australian dollar, had a net negative impact on net sales of €106.7 million.

Net sales – PPS division
Net sales for our PPS division decreased by 1.5%, from €5,061.9 million for the year ended 31 December 2003 to €4,988.4 million in 2004. In addition to the net effects of divestments and acquisitions and foreign exchange rate movements, the decrease resulted from lower sales volumes due to uncertainty about our financial position in the first quarter of the year as well as lingering operational issues, particularly in the United Kingdom, Germany and Australia.

Net sales – PPS Europe
Net sales for PPS Europe for the year ended 31 December 2004 decreased by 0.6% from €3,353.3 million for the year ended 31 December 2003 to €3,334.1 million in 2004 due primarily to the net effect of divestments and acquisitions. The net effect of divestments and acquisitions, including the disposals of our German retail operations and Pluz, resulted in a decrease in sales of €163.4 million. Foreign exchange rate movements, driven primarily by a strong British pound against the euro, had a positive effect on sales of €5.8 million.

United Kingdom. Net sales for the United Kingdom increased by 9% from €958.8 million for the year ended 31 December 2003 to €1,025.2 million on 2004. Organic sales growth for our U.K. operations for the year ended 31 December 2004 was 4.6%. The slow-down in growth during the latter part of the year was caused mainly by the start of our roll-out of our new decentralised logistics model, which created sales disruption at our Newey & Eyre operation.

Central Europe. Net sales for Central Europe decreased by 11.9% from €1,201.8 million for the year ended 31 December 2003 to €1,058.3 million in 2004. We experienced negative organic sales growth in our Central European PPS operations for the year ended 31 December 2004, due primarily to the negative organic sales growth of 7.9% experienced in our German operations. This negative sales growth was mainly due to a weak construction market, a disruption in sales in the first half of the year resulting from operational difficulties and the loss of a large number of sales personnel to competitors. However, the rate of decrease diminished continuously during the year. Also, the industrial sales segment in Germany started to recover in the second half of the year, although the construction market remained weak. We believe that all operational difficulties were resolved during the course of 2004, and we have considerably strengthened our marketing and sales team.

Nordics. Net sales for PPS Nordics increased 12.5% from €861.2 million for the year ended 31 December 2003 to €971.2 million in 2004. Our Nordics region achieved 12.4% organic growth for the year ended 31 December 2004, driven mainly by continuing high sales levels in the utilities and telecoms segments. We also experienced sales growth in our China operations, which we report under our Nordics region, as sales in China amounted to more than €40 million in 2004.

Spain. Net sales for Southern Europe (Spain) increased by 5.0% from €266.1 million for the year ended 31 December 2003 to €279.7 million in 2004. We achieved organic sales growth of 5.0% in our Spanish operations for the year ended 31 December 2004, due to a strong construction market.

Net sales – PPS North America
Net sales for PPS North America for the year ended 31 December 2004 decreased by 5.0% from €1,254.8 million for the year ended 31 December 2003 to €1,192.3 million in 2004 due mainly to the negative effect on sales of €111.0 million due to foreign exchange rate movements. The net effect of acquisitions and divestments, mainly our acquisition of Titan Supply, Inc. in Canada, had a positive effect on sales of €6.1 million. Organic growth for

our U.S. operations was 4.6% as a result of a strong U.S. market and considerably improved customer service levels, as well as our obtaining a new industrial contract.

Net sales – PPS Asia-Pacific
Net sales for PPS Asia-Pacific for the year ended 31 December 2004 increased by 1.8% from €453.8 million for the year ended 31 December 2003 to €462.1 million in 2004. The increase was due primarily to the positive effect of foreign exchange rate movements of €11.0 million, driven mainly by a strong Australian dollar against the euro. Divestments, primarily Hagemeyer India, had a negative effect on sales of €4.6 million. The increase was offset partly by a decline in sales in our Australian operations, due mainly to the loss of a large number of our sales personnel to competitors, unsatisfactory product availability as a result of inventory management problems and a customer service disruption caused by the move of our national distribution centre in Melbourne. We were able to resolve these problems by the end of the first quarter, and sales growth resumed in the fourth quarter.

Net sales – Agencies / Consumer Electronics division
Net sales for the year ended 31 December 2004 of our Agencies / Consumer Electronics division decreased by 26.8% from €598.7 million for the year ended 31 December 2003 to €438.3 million for 2004. The decrease is attributable primarily to the net effect of disposals and acquisitions, mainly due to the disposal of GPX and the termination of our agency agreement with Puma. Foreign exchange rate movements had a negative impact on sales of €12.5 million, mainly due to a declining U.S. dollar against the euro. Declining market conditions in the second half of the year also had a negative impact on sales. Consumer electronics markets suffered from a rapid price deterioration for plasma and LCD screens, DVD recorders and digital cameras. Our Dutch consumer electronics operations were particularly affected by this situation during the second half of the year. However, our luxury goods business in Asia continued to show a strong performance.

Cost of Sales

The following table sets forth for the periods indicated cost of sales for our businesses.

	Twelve months ended 31 December (audited)		
(€ in millions)	**2004**	**2003**	**% Increase / (Decrease)**
PPS	3,879.8	3,929.8	(1.3%)
PPS Europe	2,599.5	2,594.1	0.2%
PPS North America	919.8	984.7	(6.6%)
PPS Asia Pacific	360.6	351.0	2.7%
ITPS	–	636.2	(100.0%)
Agencies / Consumer Electronics	306.2	425.3	(28.0%)
Total Hagemeyer	**4,186.0**	**4,991.4**	**(16.1%)**

Cost of sales for the year ended 31 December 2004 decreased by 16.1% from €4,991.4 million for the year ended 31 December 2003 to €4,186.0 million in 2004, due primarily to the movement in our sales and gross margin, as discussed below.

Gross Profit
The following table sets forth for the periods indicated gross profit, before exceptional cost of sales for our businesses.

(€ in millions)	Twelve months ended 31 December (audited) 2004	2003	% Increase / (Decrease)
PPS	1,108.6	1,132.1	(2.1%)
PPS Europe	734.6	759.2	(3.2%)
PPS North America	272.5	270.1	0.9%
PPS Asia Pacific	101.5	102.8	(1.3%)
ITPS	–	40.9	(100.0%)
Agencies / Consumer Electronics	132.1	173.4	(23.8%)
Total Hagemeyer	**1,240.7**	**1,346.4**	**(7.9%)**

The following table sets forth for the periods indicated gross profit before exceptional cost of sales, expressed as a percentage of net sales, for our businesses.

	Twelve months ended 31 December (audited) 2004	2003	% Increase / (Decrease)
PPS	22.2%	22.4%	(0.9%)
PPS Europe	22.0%	22.6%	(2.7%)
PPS North America	22.9%	21.5%	6.5%
PPS Asia Pacific	22.0%	22.6%	(2.7%)
ITPS	–	6.0%	(100.0%)
Agencies / Consumer Electronics	30.1%	29.0%	3.8%
Total Hagemeyer	**22.9%**	**21.2%**	**8.0%**

Gross profit for the year ended 31 December 2004 decreased by 7.9% from €1,346.4 million for the year ended 31 December 2003 to €1,240.7 million in 2004. Gross margin increased from 21.2% in 2003 to 22.9% in 2004. The increase reflects a change in the composition of our sales, primarily due to the elimination of the low margin sales of Tech Pacific and GPX.

Gross profit – PPS division

Gross profit for the PPS division decreased by 2.1%, from €1,132.1 million for the year ended 31 December 2003 to €1,108.6 million in 2004. Gross margin decreased 0.9% from 22.4% in 2003 to 22.2% in 2004. This decrease was due primarily to negative gross margin development in the first quarter of the year, resulting primarily from pricing pressure in the market and our sales mix (mainly the significant sales growth experienced in our telecoms and utilities businesses in the Nordics region, which are low margin businesses). Excluding our Nordics business, our gross margin improved for the year as a result of our increased focus on gross margin throughout our company, management and control, and closer cooperation and partnership efforts with our suppliers.

Gross profit – PPS Europe

Gross profit for PPS Europe decreased by 3.2% from €759.2 million for the year ended 31 December 2003 to €734.6 million in 2004. Gross margin decreased from 22.6% in 2003 to 22.0% in 2004. This decrease was due primarily to negative gross margin development in the first quarter of the year resulting primarily from pricing pressure in the market and our sales mix (mainly the significant sales growth experienced in our telecoms and utilities businesses in the Nordics region, which are low margin businesses). In addition, gross margin in the United Kingdom considerably improved and costs were reduced in spite of the logistics issues described above.

Gross profit – PPS North America

Gross profit for PPS North America increased by 0.9% from €270.1 million for the year ended 31 December 2003 to €272.5 million in 2004. Gross margin increased from 21.5% in 2003 to 22.9% in 2004. The increase in gross profit and gross margin reflects our increased focus on gross margin, as well as the discontinuation of certain lower margin businesses and contracts.

Gross profit – PPS Asia-Pacific
Gross profit for PPS Asia-Pacific decreased by 1.3% from €102.8 million for the year ended 31 December 2003 to €101.5 million in 2004. Gross margin decreased from 22.6% in 2003 to 22.0% in 2002. The decrease in gross profit and gross margin is mainly due to continued pressure on pricing and service level issues in Australia during the first half of the year.

Gross profit – Agencies / Consumer Electronics division
Gross profit for our Agencies / Consumer Electronics division decreased by 23.8%, from €173.4 million for the year ended 31 December 2003 to €132.1 million in 2004. Gross margin increased from 29.0% in 2003 to 30.1% in 2004, primarily as a result of the change in the business mix, mainly resulting from the disposal of GPX, which was generally a low gross margin business.

Operating Expenses Excluding Amortisation of Goodwill
The following table sets forth for the periods indicated operating expenses for our businesses.

	Twelve months ended 31 December (audited)		
(€ in millions)	**2004**	**2003**	**% Increase / (Decrease)**
PPS	1,111.2	1,178.5	(5.7%)
PPS Europe	749.8	808.9	(7.3%)
PPS North America	263.9	280.3	(5.9%)
PPS Asia Pacific	97.4	89.2	9.2%
ITPS	–	28.3	(100.0%)
Agencies / Consumer Electronics	110.2	140.1	(21.3%)
Corporate & Other	23.4	26.4	(11.4%)
Total Hagemeyer	**1,244.7**	**1,373.3**	**(9.4%)**

Operating expenses excluding amortisation of goodwill decreased by 9.4%, from €1,373.3 million for the year ended 31 December 2003 to €1,244.7 million in 2004, due primarily to the effect of divestments and the net effect of foreign exchange rate movements, primarily the declining U.S. dollar against the euro. We realised cost savings of approximately €46.1 million from headcount reductions, although these savings were offset by cost inflation of €23.4 million and cost increases of €21.7 million, the majority of which related to turnaround costs (such as provisions for incentives for local staff and professional fees incurred in improvement projects), freight expenses related to the logistics reorganisation in the United Kingdom and other costs of an incidental nature.

Operating expenses excluding amortisation of goodwill – PPS division
Operating expenses for the PPS division decreased by 5.7% from €1,178.5 million for the year ended 31 December 2003 to €1,111.2 million in 2004 due mainly to the effect of divestments (mainly Stokvis Tapes Group and our German retail operations), which contributed €45.5 million to the decrease. The effect of foreign exchange rate movements (mainly the weakening U.S. dollar against the euro) contributed €17.1 million to the decrease. A net cost reduction of €4.7 million also contributed to the decrease, due to headcount-related cost savings of €41.2 million, largely offset by a cost inflation of €20.7 million and cost increases of €15.8 million, the majority of which were turnaround related incentives for local staff, professional fees incurred in business improvement projects, freight expenses related to the logistics reorganisation in the United Kingdom and other costs of an incidental nature.

Operating expenses excluding amortisation of goodwill – PPS Europe
Operating expenses for PPS Europe decreased by 7.3% from €808.9 million for the year ended 31 December 2003 to €749.8 million in 2004 due mainly to the effect of the disposal of Stokvis Tapes Group and our German retail operations, which reduced expenses by €47.7 million. Foreign exchange rate movements (primarily a strengthening British pound against the euro) increased expenses by €4.7 million. Cost savings for our

U.K. and German operations of €28.1 million were offset partly by cost increases of €12.0 million as a result of cost inflation.

Operating expenses excluding amortisation of goodwill – PPS North America
Operating expenses for PPS North America decreased by 5.9% from €280.3 million for the year ended 31 December 2003 to €263.9 million in 2004 due mainly to a weakening U.S. dollar against the euro, which contributed €24.2 million in cost reductions. The net effect of acquisitions and divestments, primarily the acquisition of Titan Supply, Inc. in Canada, added €2.5 million to expenses, and inflation resulted in a further increase of €5.9 million. Excluding the effect of divestments and exchange rate movements, operating expenses only decreased by €0.6 million in 2004, primarily as a result of costs related to the turnaround of our U.S. business, such as provisions for staff incentives, and professional fees incurred in business improvement projects, as well as other costs of an incidental nature. Adjusted for these costs, our underlying cost base was reduced by approximately €11.9 million. This cost base reduction is mainly driven by savings related to headcount reductions.

Operating expenses excluding amortisation of goodwill – PPS Asia-Pacific
Operating expenses for the PPS Asia-Pacific division increased by 9.2% from €89.2 million for the year ended 31 December 2003 to €97.4 million in 2004 due mainly to an increase of €2.4 million as a result of foreign exchange rate movements (primarily a strong Australian dollar against the euro), offset partly by a decrease in costs of €0.3 million primarily from the disposal of GPX. Adjusted to exclude the effect of foreign exchange rate movements and disposals, the cost increase for our PPS Asia-Pacific operations was €6.1 million, due mainly to higher information technology expenses following the implementation of our new ERP system and the higher staff expenses necessary to resolve the operational issues experienced in Australia.

Operating expenses excluding amortisation of goodwill – Agencies / Consumer Electronics division
Operating expenses for our Agencies / Consumer Electronics division decreased by 21.3% from €140.1 million for the year ended 31 December 2003 to €110.2 million in 2004 due mainly to a decrease of €29.5 million resulting from the termination of our contract with Puma Japan and the disposal of GPX, and a decrease of €7.0 million resulting from foreign exchange rate movements, mainly a weak U.S. dollar against the euro. Adjusted to exclude the effect of foreign exchange rate movements and divestments, operating expenses increased by €6.6 million mainly due to increased sales-related expenses and a non-recurring release of bad debt provisions in 2003.

Operating expenses excluding amortisation of goodwill – Corporate
Corporate operating expenses decreased by 11.4% from €26.4 million for the year ended 31 December 2003 to €23.4 million in 2004, due mainly to savings in staff expenses.

Other Operating Income
Other operating income for the year ended 31 December 2004 was €2.6 million, consisting of commissions from insurance, rent received and similar income.

Operating Profit Before Amortisation of Goodwill and Exceptional Items
The following table sets forth for the periods indicated operating profit before amortisation of goodwill and exceptional items for our businesses.

(€ in millions)	Twelve months ended 31 December (audited) 2004	2003	% Increase / (Decrease)
PPS	(1.2)	(42.7)	97.2%
PPS Europe	(14.0)	(46.6)	70.0%
PPS North America	8.8	(9.6)	–
PPS Asia Pacific	4.0	13.5	(70.4%)
ITPS	–	12.7	(100.0%)
Agencies / Consumer Electronics	22.4	48.0	(53.3%)
Corporate & Other	(22.6)	(27.3)	(17.2%)
Total Hagemeyer	**(1.4)**	**(9.3)**	**84.9**

The following table sets forth for the periods indicated operating profit before amortisation of goodwill and exceptional items, expressed as a percentage of net sales, for our businesses.

(€ in millions)	Twelve months ended 31 December (audited) 2004	2003	% Increase / (Decrease)
PPS	–	(0.8%)	100.0%
PPS Europe	(0.4%)	(1.4%)	(71.4%)
PPS North America	0.7%	(0.8%)	–
PPS Asia Pacific	0.9%	3.0%	(70.0%)
ITPS	–	1.9%	(100.0%)
Agencies / Consumer Electronics	5.1%	8.0%	(36.3%)
Total Hagemeyer	**0.0%**	**(0.1%)**	**100.0%**

Operating profit before amortisation of goodwill and exceptional items for the year ended 31 December 2004 was €1.4 million negative, compared to €9.3 million negative for the year ended 31 December 2003. We believe that the improvement in operating profit indicates that the initial phase of our turnaround is on track.

Financial Expenses – Net

Net financial expense decreased by 31.4% from €122.0 million for the year ended 31 December 2003 to €83.6 million in 2004. The decrease of €38.4 million is due in part to the fact that net financial expenses in 2003 included €45.0 million of standstill and advisory costs related to our debt refinancing. Net financial expenses for 2004 included €18.5 million in costs related to our debt refinancing completed in February 2004. These costs included an €11.8 million non-recurring payment to certain of our senior lenders in connection with our debt refinancing and related rights issue. The interest costs resulting from our lower average debt compared to 2003 were offset by higher interest rates.

Exceptional Items

Net exceptional expenses before taxes for the year ended 31 December 2004 were €32.2 million. The main items included in this result are €39.6 million for the write-off of non-allocated expenses related to our ERP system, €11.3 million for regulatory and risk management, €10.4 million for global headcount reduction, €4.4 million related to restructuring of our branch networks, mainly in Germany, €3.4 million related to the centralisation of warehouses, mainly in the United Kingdom and North America, and €3.3 million related to the restructuring of shared service centres, mainly in the United Kingdom. These expenses were offset partly by a net book gain of €44.8 million primarily related to the divestment of Tech Pacific, GPX and our German retail activities.

Taxes

The group's tax charge for 2004 was €24.8 million, including a €19.6 million net write-off of deferred tax assets.

Net Profit / (Loss)

Our net loss decreased from a negative €318.0 million for the year ended 31 December 2003 to a negative €164.1 million for the year ended 31 December 2004. We believe this improvement clearly indicates that the initial phase of our turnaround in key restructuring areas of our business is on track.

The Year Ended 31 December 2003 Compared to the Year Ended 31 December 2002

Net Sales

The following table sets forth for the periods indicated net sales for our businesses.

	Twelve months ended 31 December (audited)		
(€ in millions)	2003	2002	% Increase / (Decrease)
PPS	5,061.9	5,876.2	(13.9%)
PPS Europe	3,353.3	3,867.8	(13.3%)
PPS North America	1,254.8	1,560.8	(19.6%)
PPS Asia Pacific	453.8	447.6	(1.4%)
ITPS	677.2	1,647.3	(58.9%)
Agencies / Consumer Electronics	598.7	819.9	(27.0%)
Total Hagemeyer	**6,337.8**	**8,343.5**	**(24.0%)**

Our net sales for the year ended 31 December 2003 decreased by 24.0% from €8,343.5 million for the year ended 31 December 2002 to €6,337.8 million in 2003, due primarily to the net effect of divestments and acquisitions (primarily, the disposal of a 68.5% interest in Tech Pacific and Stokvis Tapes Group, as well as the termination of the Puma agency agreement in Japan), which contributed €1,236.4 million to the decrease. Foreign exchange rate movements, primarily a weakening U.S. dollar, British pound and Australian dollar against the euro, had a negative effect on sales of €447.6 million.

The decline in net sales was also due to deteriorating economic conditions in our European and U.S. markets, operational problems with the implementation of our ERP system and problems with a new regional distribution centre in the United Kingdom and shared service centre in the United States. In particular, our Fröschl operations suffered from lower manufacturing levels in Germany, and our U.K. operations continued to suffer from the contraction of the U.K. electrical distribution market, which began in the second half of 2002. We also lost sizeable market share in the United Kingdom due to operational problems with the implementation of our ERP system, the integration of our U.K. operating companies and the start-up of a new regional distribution centre. Also, a weak construction and manufacturing market greatly affected our U.S. net sales. Our U.S. net sales also declined due to administrative problems resulting from the integration of the back office services of our three major U.S. subsidiaries into a shared service centre at the end of 2002, a drop in service levels arising from difficulties in the start-up of the southeast distribution centre and the disruptions caused by the integration of the sales forces of our three major U.S. subsidiaries.

The decrease in net sales was partially offset by a modest increase in the net sales of PPS Asia-Pacific, largely due to a relatively stable Australian market and increased net sales after our expansion into new safety, maintenance, repair and operations and industrial products. The net decrease in net sales was also marginally offset by positive growth contributed by Tech Pacific prior to the disposal of a 68.5% stake on 1 June 2003, due to a relatively strong market for information technology products in Australia. Net sales in our Agencies/Consumer Electronics division also increased, despite difficult market circumstances.

Net sales – PPS division

Net sales for the PPS division decreased by 13.9% from €5,876.2 million for the year ended 31 December 2002 to €5,061.9 million in 2003 due primarily to the net negative effect of divestments and acquisitions (primarily the disposal of Stokvis Tapes Group), the

negative effect of foreign exchange rate movements (primarily the weakening U.S. dollar and British pound against the euro), as well as lost sales resulting from uncertainty about our financial position and the customer service problems resulting from the difficulties in our U.K. and U.S. operations. Difficult market conditions in the United States, Germany and the U.K. also contributed to the decrease in net sales.

Net sales – PPS Europe

Net sales for PPS Europe decreased by 13.3% from €3,867.8 million for the year ended 31 December 2002 to €3,353.3 million in 2003. The decrease was due primarily to the negative effect of foreign exchange rate movements (primarily a weakening British pound against the euro), which contributed €129.3 million to the decrease, and divestments (mainly the disposal of Stokvis Tapes Group), which contributed €76.4 million to the decrease.

The decrease was also due in part to economic conditions, which continued to be weak in most of our European markets, particularly in Germany and the United Kingdom, and the loss of market share in the United Kingdom due to the operational problems from our ERP and integration efforts.

United Kingdom. Net sales from our U.K. operations decreased by 21.1% from €1,214.8 million for the year ended 31 December 2002 to €958.8 million in 2003. The decrease was due in large part to the drop in our U.K. market share following the ERP and integration problems and the declining electrical distribution market. Exchange rate movements in the British pound against the euro resulted in a decrease of €107.2 million.

Central Europe. Net sales for PPS Central Europe decreased by 11.5% from €1,358.2 million for the year ended 31 December 2002 to €1,201.8 million in 2003 due mainly to the declining trend in the construction and installation markets in each country. The decline in net sales was also attributable to lower levels of activity in the industrial segment, mainly in Germany.

Nordics. Net sales for our Nordics region decreased by 3.1% from €889.2 million for the year ended 31 December 2002 to €861.2 million in 2003. The slight decrease in net sales was due to the contraction of the construction and installation market in Scandinavia. This decrease was slightly offset by sales growth resulting from an investment in modern computer and infrastructure systems and expansion into new industrial market segments, mainly telecommunications and utility.

Spain. Net sales for our Spanish operations increased by 0.2% from €265.8 million for the year ended 31 December 2002 to €266.2 million in 2003. The Spanish market was one of the few in Europe that still demonstrated growth due to a strong construction market, albeit less buoyant than in the past.

Net sales – PPS North America

Net sales for PPS North America decreased by 19.6% from €1,560.8 million for the year ended 31 December 2002 to €1,254.8 million in 2003. The decrease in net sales was due primarily to the negative effect of foreign exchange rate movements, as well as difficult U.S. market conditions and the negative impact of our customers' uncertainty about our financial position.

A weakening U.S. dollar against the euro contributed €247.6 million to the decrease. This was offset partly by the positive effect on sales of €39.3 million from the acquisition of the remaining 50% equity interest in our joint venture, McBar, and the resulting inclusion of its net sales into our consolidated accounts. The overall decrease in net sales also resulted from a weak U.S. market. The recovery in the U.S. manufacturing sector, in which Hagemeyer North America generated approximately 75% of its sales, was sluggish during 2003. Also, the decline in the number of jobs in the sector continued throughout 2003. Uncertainty about our financial position in 2003 and problems with the integration of our back office also had a negative impact on sales.

Net sales – PPS Asia-Pacific

Net sales for PPS Asia-Pacific increased by 1.4% from €447.6 million for the year ended 31 December 2002 to €453.8 million in 2003 due mainly to the positive effect of foreign

exchange rate movements and strong sales growth during the first half of 2003. Sales grew during the first half of the year as a result of our entry into new business segments for safety, maintenance, repair and operations products, aided by the recovery of the construction and installation market in Australia from low levels in 2002. However, this growth slowed during the second half of the year in part due to the negative impact of the implementation of our ERP system in our Austalian operations. Although the implementation was completed in October 2003 and was generally successful, some loss of sales occurred, mainly as a result of employee training and reduced systems support at the time the new system went live at our various branches.

Net sales – ITPS division
Net sales for our ITPS division decreased by 58.9% from €1,647.3 million for the year ended 31 December 2002 to €677.2 million in 2003. The decrease was due primarily to our disposal of a 68.5% interest in Tech Pacific, as a result of which net sales from Tech Pacific were not included in our consolidated results after 1 June 2003. Our remaining 31.5% interest in Tech Pacific was subsequently accounted for as an associated company. We sold this remaining 31.5% interest in Tech Pacific in November 2004.

Net sales – Agencies / Consumer Electronics division
Net sales for our Agencies / Consumer Electronics division decreased by 27.0% from €819.9 million for the year ended 31 December 2002 to €598.7 million in 2003. Adverse foreign exchange rate movements in the U.S. dollar had a net negative impact and reduced net sales for the division by €45.5 million. The net effect of divestments and acquisitions, mainly the termination by PUMA AG of our licence agreement with them and the disposal of smaller agency businesses in The Netherlands and the Asia-Pacific region, resulted in a decrease in net sales for the division of €171.8 million. While we experienced positive organic growth during the first half of the year, we experienced negative growth in the second half of the year due mainly to less favourable market circumstances and the uncertainty concerning our financial position in 2003.

Cost of Sales
The following table sets forth for the periods indicated cost of sales for our businesses.

	Twelve months ended 31 December (audited)		
(€ in millions)	**2003**	**2002**	**% Increase / (Decrease)**
PPS	3,929.8	4,498.4	(12.6%)
PPS Europe	2,594.1	2,951.0	(12.1%)
PPS North America	984.7	1,203.5	(18.2%)
PPS Asia Pacific	351.0	343.9	2.1%
ITPS	636.3	1,548.8	(58.9%)
Agencies / Consumer Electronics	425.3	574.9	(26.0%)
Corporate & Other	–	–	–
Total Hagemeyer	**4,991.4**	**6,622.1**	**(24.6%)**

Our cost of sales decreased by 24.6% from €6,622.1 million for the year ended 31 December 2002 to €4,991.4 million in 2003. The decrease was due primarily to the net effect of the decrease in net sales and our negative gross margin development as discussed below.

Gross Profit
The following table sets forth for the periods indicated gross profit before exceptional cost of sales for our businesses.

(€ in millions)	Twelve months ended 31 December (audited) 2003	2002	% Increase / (Decrease)
PPS	1,132.1	1,377.8	(17.8%)
PPS Europe	759.2	916.8	(17.2%)
PPS North America	270.1	357.3	(24.4%)
PPS Asia Pacific	102.8	103.7	(0.9%)
ITPS	40.9	98.5	(58.5%)
Agencies / Consumer Electronics	173.4	245.0	(29.2%)
Total Hagemeyer	**1,346.4**	**1,721.4**	**(21.8%)**

The following table sets forth for the periods indicated gross profit after exceptional cost of sales, expressed as a percentage of net sales, for our businesses.

	Twelve months ended 31 December (audited) 2003	2002	% Increase / (Decrease)
PPS	22.4%	23.4%	(4.3%)
PPS Europe	22.6%	23.7%	(4.6%)
PPS North America	21.5%	22.9%	(6.1%)
PPS Asia Pacific	22.6%	23.2%	(2.6%)
ITPS	6.0%	6.0%	–
Agencies / Consumer Electronics	29.0%	29.9%	(3.0%)
Total Hagemeyer	**21.2%**	**20.6%**	**2.9%**

Gross profit decreased 21.8% from €1,721.4 million for the year ended 31 December 2002 to €1,346.4 million in 2003. Our gross margin, which represents our gross profit as a percentage of net sales, increased from 20.6% in 2002 to 21.2% in 2003, mainly due to a change in the composition of our sales, in particular, the reduction of low-margin ITPS sales after the disposal of Tech Pacific.

Gross profit – PPS division

Gross profit for our PPS division decreased by 17.8% from €1,377.8 million for the year ended 31 December 2002 to €1,132.1 million in 2003. Gross margin for our PPS division decreased from 23.4% in 2002 to 22.4% in 2003. This decrease reflects the pricing pressures resulting from the operational difficulties experienced in our U.K. businesses, deteriorating economic conditions in Germany and the United Kingdom, as well as a change in sales mix in our PPS Europe operations.

Gross profit - PPS Europe

Gross profit for PPS Europe decreased by 17.2% from €916.8 million for the year ended 31 December 2002 to €759.2 million in 2003. Gross margin for PPS Europe decreased by 4.6% from 23.7% in 2002 to 22.6% in 2003. The decrease was due in part to lower sales volume, particularly in our U.K. operations as a result of our operational difficulties. This decrease in net sales resulted in lower volume discounts from our suppliers. Pricing pressure from our suppliers and from our efforts to retain market share also contributed to the decrease in gross margin. A change in sales mix also contributed to the decrease in gross margin, as we experienced higher sales volumes in lower-margin segments such as telecoms.

The deterioration in service following the implementation of the new ERP system in our U.K. operations in August 2002 and new integration and distribution systems had a severe impact on net sales and margins. The problems related to the implementation of our ERP system caused a serious disruption in our U.K. financial reporting for the year ended 31 December 2003. Due to these problems, there was uncertainty regarding the proper classification within our 2003 operating results for the United Kingdom of the items "cost of sales," "exceptional cost of sales," or "exceptional operating income / expenses."

Gross profit – PPS North America
Gross profit for PPS North America decreased by 24.4% from €357.3 million for the year ended 31 December 2002 to €270.1 million in 2003. Gross margin for PPS North America decreased by 6.1%, from 22.9% in 2002 to 21.5% in 2003 mainly due to competitive pricing pressure as a result of the weak U.S. construction and manufacturing markets, as well as lower volumes and pricing pressure resulting from the uncertainty about our financial position.

Gross profit – PPS Asia-Pacific
Gross profit for PPS Asia-Pacific decreased by 0.9% from €103.7 million for the year ended 31 December 2002 to €102.8 million in 2003. Gross margin for PPS Asia-Pacific decreased by 2.6% from 23.2% in 2002 to 22.6% in 2003. This decrease was due primarily to market-related competitive pricing pressure in the early part of the year and to changes in the business mix, as well as increased pricing pressure resulting from uncertainty about our financial position in the second half of the year.

Gross profit – ITPS division
Gross profit for our ITPS division decreased by 58.5% from €98.5 million for the year ended 31 December 2002 to €40.9 million in 2003. Gross margin for the ITPS division was stable and remained near 6%. The stability results from a strong performance by Tech Pacific before we sold a 68.5% interest in it on 1 June 2003, despite pressure in the market for information technology products. As described above, after our sale of a 68.5% interest in Tech Pacific, Tech Pacific was no longer included in our consolidated accounts and was accounted for as an associated company. We disposed of our remaining interest in Tech Pacific in November 2004.

Gross profit – Agencies / Consumer Electronics division
Gross profit for our Agencies / Consumer Electronics division decreased by 29.2% from €245.0 million for the year ended 31 December 2002 to €173.4 million in 2003. Gross margin declined by 3.0% from 29.9% in 2002 to 29.0% in 2003, mainly due to an unfavourable sales mix as a result of a lower share of high margin sales at HCL and the termination of our licence agreement with PUMA AG, a high margin business, as well as increased pricing pressure resulting from uncertainty about our financial position.

Operating Expenses Excluding Amortisation of Goodwill
The following table sets forth for the periods indicated operating expenses for our businesses.

	Twelve months ended 31 December (audited)		
(€ in millions)	2003	2002	% Increase / (Decrease)
PPS	1,178.5	1,231.1	(4.3%)
PPS Europe	808.9	815.2	(0.8%)
PPS North America	280.3	332.0	(15.6%)
PPS Asia Pacific	89.2	83.9	6.3%
ITPS	28.3	68.4	(58.6%)
Agencies / Consumer Electronics	140.1	179.1	(21.8%)
Corporate & Other	26.4	37.5	(29.6%)
Total Hagemeyer	**1,373.3**	**1,516.1**	**(9.4%)**

Operating expenses excluding amortisation of goodwill decreased by 9.4% from €1,516.1 million for the year ended 31 December 2002 to €1,373.3 million in 2003 due mainly to cost savings from headcount reductions and the disposal of a 68.5% interest in Tech Pacific, as well as the favourable impact on costs of a weakening U.S. dollar and Australian dollar against the euro, offset slightly by increased costs at our U.K. operations.

Operating expenses excluding amortisation of goodwill – PPS division
Operating expenses for our PPS division decreased by 4.3% from €1,231.1 million for the year ended 31 December 2002 to €1,178.5 million in 2003. The decrease is due mainly to

headcount reductions in Germany and the United States, which were partly offset by increased costs at our U.K. operations and general cost inflation. Cost inflation based on our estimates of 2.0% average for the PPS division resulted in €23.3 million higher expenses for the year ended 31 December 2003 compared to the year ended 31 December 2002.

Operating expenses excluding amortisation of goodwill – PPS Europe
Operating expenses for PPS Europe increased by 0.8% from €815.2 million for the year ended 31 December 2002 to €808.9 million in 2003, due mainly to general cost inflation and increased expenses at our U.K. operations, which increase was partially offset by reduced expenses as a result of headcount reductions in Germany.

Increased expenses at our U.K. operations were mainly due to higher information technology costs, migration delays in connection with the national distribution centre, operating inefficiencies following the implementation of the ERP system, and higher pension costs. In addition, our U.K. cost base already reflected the investment in our new ERP and other systems, and, due to the problems experienced in the United Kingdom, we failed to realise any benefits from those systems in 2003. These developments resulted in a substantial operating loss. The increase in operating expenses for PPS Europe was partially offset by headcount reductions at Fröschl in Germany.

Operating expenses excluding amortisation of goodwill – North America
Operating expenses for PPS North America decreased by 15.6% from €332.0 million for the year ended 31 December 2002 to €280.3 million in 2003, due mainly to headcount reductions and favourable exchange rate movements, which were partly offset by increased costs from the acquisition of the remaining 50% interest in McBar.

Operating expenses excluding amortisation of goodwill – Asia-Pacific
Operating expenses for PPS Asia-Pacific increased by 6.3% from €83.9 million for the year ended 31 December 2002 to €89.2 million in 2003. The decrease was due to the favourable impact of a weakening Australian dollar against the euro, partially offset by sales-related investments for new business initiatives in the safety, maintenance, repair and operations markets.

Operating expenses excluding amortisation of goodwill – ITPS division
Operating expenses for the ITPS division decreased by 58.6% from €68.4 million for the year ended 31 December 2002 to €28.3 million in 2003, mainly due to reduced expenses resulting from the disposal of a 68.5% stake in Tech Pacific.

Operating expenses excluding amortisation of goodwill – Agencies / Consumer Electronics division
Operating expenses for our Agencies / Consumer Electronics division decreased by 21.8%, from €179.1 million for the year ended 31 December 2002 to €140.1 million in 2003, due primarily to reduced costs from disposals and the favourable effect of a weakening Australian dollar against the euro.

Operating expenses excluding amortisation of goodwill – Corporate
Corporate operating expenses decreased by 29.6% from €37.5 million for the year ended 31 December 2002 to €26.4 million in 2003, due primarily to headcount reductions at our main headquarters in The Netherlands.

Operating Profit / (Loss) Before Amortisation of Goodwill and Exceptional Items
The following table sets forth for the periods indicated operating profit / (loss) before amortisation of goodwill and exceptional items for our businesses.

(€ in millions)	Twelve months ended 31 December (audited) 2003	2002	% Increase / (Decrease)
PPS	(42.7)	146.9	(129.1%)
PPS Europe	(46.6)	105.5	(144.2%)
PPS North America	(9.6)	21.3	(145.1%)
PPS Asia Pacific	13.5	20.1	(32.8%)
ITPS	12.7	31.2	(59.3%)
Agencies / Consumer Electronics	48.0	66.3	(27.6%)
Corporate & Other	(27.3)	(35.8)	(23.7%)
Total Hagemeyer	**(9.3)**	**208.6**	**(104.5%)**

The following table sets forth for the periods indicated operating profit / (loss) before amortisation of goodwill and exceptional items expressed as a percentage of net sales, for our businesses.

	Twelve months ended 31 December (audited) 2003	2002	% Increase / (Decrease)
PPPS	(0.8%)	2.5%	(132%)
PPS Europe	(1.4%)	2.7%	(151.9%)
PPS North America	(0.8%)	1.4%	(157.1%)
PPS Asia Pacific	3.0%	4.5%	(33.3%)
ITPS	1.9%	1.9%	–
Agencies / Consumer Electronics	8.0%	8.1%	(1.2%)
Total Hagemeyer	**(0.1%)**	**2.5%**	**(104%)**

Operating profit before amortisation of goodwill and exceptional items, decreased by 104.5% from €208.6 million for the year ended 31 December 2002 to a loss of €9.3 million in 2003. This significant decrease was due primarily to the increased costs and expenses resulting from declining markets as well as the operational problems experienced in our U.K. and U.S. businesses, and the high operational gearing inherent in our business, as discussed above.

Exceptional Items

As at 1 January 2003, the definition of "extraordinary items" under Dutch GAAP was amended to bring the definition closer in line with that under International Accounting Standards, which imposes a more restrictive definition. In the same guidelines, Dutch GAAP introduced "exceptional items," which, unlike extraordinary items, falls within ordinary results before taxes. In accordance with these changes under Dutch GAAP, we adjusted our treatment of certain items and exceptional items as at 1 January 2003. Generally, this change in accounting policy resulted in the inclusion as exceptional items of most items that previously would have fallen under extraordinary items. In addition, certain items which previously would have been reported under other operating income are now included as exceptional items. Exceptional items are part of ordinary profit, while extraordinary items are not. As a result of these developments, the figures for the year ended 31 December 2002, but not for the years ended 31 December 2004 or 2003, have been re-stated for comparative purposes. Accordingly, an item of €38.3 million before taxes for the year ended 31 December 2003 was reclassified from net extraordinary (expense) / income, although, in fiscal year 2002, this item, after deduction of taxes, was included in the net extraordinary result after tax.

Net exceptional expenses before taxes for the year ended 31 December 2003 were €126.0 million. The main items included in this result are restructuring charges related to global headcount reductions of €27.7 million, restructuring charges for our PPS division of €117.5 million, regulatory and risk management charges of €20.1 million and prior years' accounting adjustments of €12.5 million. These charges were partly offset by the net

result on the sale of subsidiaries, participations and investments of €41.7 million, including a €43.6 million gain on the sale of the 68.5% interest in Tech Pacific, and other exceptional items of €5.3 million.

Goodwill Amortisation
Goodwill amortisation decreased from €34.8 million for the year ended 31 December 2002 to €33.8 million in 2003. The decrease resulted from a decline in the value of the U.S. dollar, Australian dollar and British pound against the euro on the value of our amortised assets.

Financial Expenses – Net
Net financial expense for the year ended 31 December 2003 was €122.0 million, an increase of €59.0 million as compared to €63.0 million in 2002. This increase is mainly due to a provision for incidental costs relating to our financial restructuring, including fees of financial advisors and attorneys, amongst other expenses.

Taxes
Our taxes increased by €15.5 million from €19.5 million for the year ended 31 December 2002 to €35.0 million in 2003, mainly due to a correction of our deferred tax asset, resulting in an increase in our effective tax burden. For a discussion of these deferred tax assets, see "Critical Accounting Policies – Income Taxes" below.

Net Profit / (Loss)
Due to the high operational gearing inherent in our business and the negative impact of restructuring charges as discussed above, our net profit decreased from €56.8 million for the year ended 31 December 2002 to a negative €318.0 million in 2003.

Liquidity and Capital Resources

Capital Availability and Requirements
The table below outlines our contractual obligations, excluding interest, as they come due as at 31 December 2004.

Outstanding debt			Payments Due By Period			
(in millions of €)	**Total**	**2005**	**2006**	**2007**	**2008-2012**	**2012-2017**
Convertible subordinated bonds	150.0	–	–	–	150.0	–
Term facility	102.2	–	–	34.1	68.1	–
Refinancing facility	332.3	–	–	332.3	–	–
Uncommitted bilateral facilities	5.8	2.9	–	1.8	1.1	–
Total	**590.3**	**2.9**	–	**368.2**	**219.2**	–

For a description of our outstanding debt, see "Capitalisation and Principal Indebtedness" above.

Hagemeyer Net Debt (as at 31 December 2004)

(in millions of €)	**Amount**
Reported Liquid funds	(113.9)
Convertible subordinated bonds	150.0
Senior debt	440.3
Net debt	**476.4**

We use both documentary letters of credit and standby letters of credit. Letters of credit for trading purposes are mainly used by the operating companies in our Agencies / Consumer Electronics business. Consequently, the usage of letters of credits is influenced

mainly by the seasonality of the Agencies / Consumer Electronics business. As of 31 December 2004, we used €85.8 million of letters of credit facilities under our working capital facility both for trading and non-trading purposes.

Analysis of Cash Flows
The following table summarises the sources of our cash flow for the periods indicated.

Analysis of Cash Flows

	Year ended 31 December (audited)		
(€ in millions)	2004	2003	2002
Net cash from operating activities	(56.3)	(124.8)	134.0
Net cash used in investing activities	73.8	223.3	(11.6)
Net cash from financing activities	149.0	(17.0)	40.9
Net increase / (decrease) in cash and cash equivalents	**166.6**	**81.5**	**163.4**

Cash Flow from Operational Activities
The following table shows our cash flows from operational activities by category for the periods indicated.

	Year ended 31 December (audited)		
(€ in millions)	2004	2003	2002
Operating profit (after exceptional items)	(64.6)	(171.0)	135.5
Adjusted for:			
Depreciation and amortisation	113.3	83.9	99.7
Non-cash movement, exceptional items	(58.3)	29.3	(60.3)
Changes in working capital:			
Inventories	(3.9)	38.2	62.6
Receivables	(25.2)	148.2	27.1
Trade and other creditors	65.2	(120.6)	(39.9)
Changes in provisions	(1.9)	(8.7)	(5.8)
Operating cash flow	24.6	(0.7)	219.0
Interest received	3.6	5.8	5.7
Dividends received from associates	3.7	1.8	1.5
Interest paid and similar charges	(76.6)	(115.2)	(70.2)
Taxes paid	(11.5)	(16.6)	(21.9)
Net cash from operational activities	**(56.3)**	**(124.8)**	**134.0**

On a historical basis, net cash provided by operational activities was a negative €56.3 million for the year ended 31 December 2004, a negative €124.8 million for financial year 2003, and €134.0 million for 2002. Improvement of net cash from operational activities for the year ended 31 December 2004 compared to year ended 31 December 2003 was primarily driven by an improved operating profit (after exceptional items) and lower paid interest and similar charges. In 2002 cash flow was provided by a positive operating profit (after exceptional items) contribution and a reduction of working capital of €49.8 million as a result of inventory reduction programmes and a decline in sales volume, partly offset by interest and tax payments.

Cash Flow from Investing Activities
The following table shows our cash flows from investing activities by category for the periods indicated.

(€ in millions)	Year ended 31 December (audited) 2004	2003	2002
Purchase of fixed assets	(28.3)	(39.2)	(97.9)
Sale of fixed assets	8.7	48.4	88.1
Acquisitions of subsidiaries, net of cash acquired	(4.4)	(4.9)	(21.3)
Divestments of / (investments in) subsidiaries, participations and other investments – net	97.8	219.0	19.5
Net cash used in investing activities	**73.8**	**223.3**	**11.6**

Net cash used in investing activities was €73.8 million for the year ended 31 December 2004, €223.3 million for financial year 2003 and €11.6 million negative for 2002. The decrease in net cash used in investing activities for the year ended 31 December 2004 compared to the financial year ended 31 December 2003 is predominantly due to lower proceeds from divestments of subsidiaries, participations and other fixed assets. Cash used in 2002 was primarily for the purchase of fixed assets related to replacements and acquisitions, largely offset by proceeds from the sale (and lease back) of equipment and real estate, as well as divestments of subsidiaries, participations and other investments.

Cash Flow from Financing Activities

The following table shows our cash flows from financing activities by category for the periods indicated.

(€ in millions)	Year ended 31 December (audited) 2004	2003	2002
Share issues / (purchases)	439.9	–	–
Proceeds from long-term loans and similar instruments	585.6	213.9	526.6
Payments from long-term loans and similar instruments	(876.5)	(209.0)	(440.0)
Dividends paid to minority interests	–	–	(0.5)
Dividends paid to shareholders	–	(22.0)	(45.1)
Net cash from financing activities	**149.0**	**(17.0)**	**40.9**

Net cash provided by financing activities was €149.0 million for the year ended 31 December 2004, a negative €17.0 million for financial year 2003 and €40.9 million for 2002. The cash movements in 2004 mainly relate to the completion of the share issue and refinancing of the group during the first quarter of 2004.

In 2002 we completed a private placement of $211.0 million of Guaranteed Senior Notes in the United States. The proceeds from this private placement were partly used to pay-down other long-term credit facilities. In addition, we replaced our €400.0 million syndicated credit facility due to mature in 2003 with a new €500.0 million facility that would expire in 2006/2007.

Market Risk

We are exposed to various market risks, including potential loss from adverse movements in interest rates, exchange rates and commodity prices.

Interest Rates

We use interest rate swaps and other instruments to manage our net exposure to interest rate changes. As at 31 December 2004, we had outstanding interest rate swaps with notional amounts totalling €106.8 million. The table below shows the term and the various currencies of the interest rate swaps. We generally enter into interest rate swaps with a long-term view to achieving a certain mix between our fixed and floating debt. Our policy is to maintain a minimum portion of fixed debt of 25.0%. At the end of December 2004, approximately 57.0% of our net debt had an interest term greater than 1 year.

Assuming December 2004 variable rate and investment levels, a 1% change in interest rates would impact net interest expense by €1.7 million.

Under all of our outstanding interest rate swaps, we pay a fixed interest rate and receive a floating interest rate. The market value of the interest rate swaps as at 31 December 2004 was €0.7 million negative.

As at 31 December 2004, we do not have other interest rate derivatives outstanding.

	Amount of maturing swaps per period (€ in millions)				
Currency	Outstanding per 31 December 2004	2005	2006	2007	2008
$	–	–	–	–	–
£	56,794	–	–	–	56,794
€	50,000	–	–	–	50,000
Total	**106,794**	**–**	**–**	**–**	**106,794**

Foreign Exchange and Other Market Risk

Operating in international markets involves exposures to movements in currency exchange rates. As our reporting currency is the euro, any movements in foreign currency exchange rates against the euro can have an impact on our results. As at 31 December 2004, our sales were mainly generated in the following countries: 29.5% in EMU countries, 21.1% in the United States, 18.1% in the United Kingdom, 11.7% in Australia and 9.6% in Sweden.

We seek to reduce earnings volatility due to foreign currency exchange rate movements through the use of forward exchange contracts to cover part or all of the exchange rate exposure related to imported merchandise (transaction exposures).

We do not enter into hedges to minimise the volatility of reported earnings. Changes in currency exchange rates that would have the largest impact on translating our international operating profit into the euro include the U.S. dollar, British pound, Australian dollar and Swedish crown. For 2004, the main exposure was the British pound, whereby due to the loss-making position in the United Kingdom, any depreciation of the British pound will reduce the loss in euro-equivalent in the United Kingdom.

In addition, balance sheet hedging is achieved through borrowings in overseas currencies to finance certain of our overseas operations. As at 31 December 2004, our net debt was mainly denominated in the U.S. dollar (28.0%), British pound (28.0%), Australian dollar (14.0%) and the euro (26.0%).

We use currency swaps to effectively modify the currency mix of debt. The currency swaps are used with the objective of reducing our overall borrowing costs. All of our currency swaps have a rollover term which is shorter than 1 month. The market value of our currency swaps as at 31 December 2004 was €0.2 million.

Commodities

Our market risk with respect to commodities is limited, although cable, one of the main product categories in the electrical wholesaling segment, includes a significant amount of copper. Although our margins are influenced by fluctuations in the price of copper, we are generally able to transfer any price increases to our customers, with a delay. We therefore see only a limited risk, and we do not hedge any commodities.

Off Balance Sheet Items

Our total rent and lease commitments as at 31 December 2004 amounted to €556.2 million, which consists of €116.6 million for those commitments due within one year, €253.9 million for those due within five years, and €185.7 million for those due after five years.

Other commitments and contingent liabilities, consisting of corporate guarantees, including the guarantee of our existing credit facilities, taxes including fiscal unity and other claims, were consistent with normal business practice and our financial position.

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make estimates and assumptions in certain areas. We believe that the following are some of the more critical judgement areas in the application of our accounting policies that affect our financial condition and results of operations.

The impact of changes in the estimates and judgements pertaining to receivables and inventories is directly reflected in our operating result.

Although any charges related to our net deferred tax assets and intangible assets are not reflected in our operating result, the long-term forecasts supporting the realisation of those assets and changes in them could be significantly affected by possible variances in the expected operating results, as we use a three year time horizon to assess the value of our defined tax assets. Consequently, anticipated deteriorating results can lead to derecognition of a previously recorded asset. Generally, the changes in estimates related to pension and postretirement benefits, our restructuring programme and litigation will not affect our operating results, although they will significantly affect net income. Moreover, execution of the restructuring plans may cause related changes in the estimates.

Inventories

We are required to state our inventories at the lower of cost and net realisable value. We calculate cost using either the first-in first-out or the weighted average purchase price method. Cost includes all costs incurred in bringing the goods to their present location. In assessing the ultimate realisation of inventories, we are required to make judgments as to future demand requirements and compare these with the current or committed inventory levels. Our reserve requirements generally increase as the ageing of the inventories increases and when technological and product life cycle changes. As at 31 December 2004, inventories of €591.9 million are net of reserves of approximately €49.0 million. It is possible that changes in required inventory reserves might occur in the future following changes in the logistics model, and if there is a further decline in market conditions and if additional restructuring actions are taken.

Receivables

We are required to estimate the collectability of our trade receivables. Judgement is required in assessing the realisation of these receivables, including the current creditworthiness of each customer and related aging of the past due balances. Our provisions for bad debts as at 31 December 2004 amounted to approximately €29.5 million. The related gross receivables as at 31 December 2004 amounted to €868.4 million. We evaluate specific accounts when we become aware of a situation where a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, credit ratings or bankruptcy. Generally, the provision requirements are based on the best information available to us and are re-evaluated and adjusted periodically as additional information is received. Our reserves also are determined by using percentages applied to certain aged receivable categories.

Income Taxes

We currently have significant deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences resulting from, amongst other things, non-matching periods for depreciation and amortisation, which will reduce taxable income in future periods. At 31 December 2004 a total amount of €23.1 million had been accrued for deferred tax assets.

A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realised. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative tax losses in recent years. Cumulative tax losses are considered in the overall assessment.

Intangible Assets
As at 31 December 2004, we had intangible assets, including goodwill and other acquired intangibles, of €495.7 million. Goodwill arising on or after 1 January 2000 is reported in the balance sheet as intangible asset and is amortised using the straight-line method over its estimated useful life not exceeding 20 years. Goodwill arising on acquisitions before 2000 has been directly charged against equity. Other intangible assets capitalised consist of acquired software and software development costs of €28.8 million and capitalised tradenames of €5.9 million. Only expenditures directly related to programming and testing of software qualifies for capitalisation. Indirect expenditure and expenditure for research, implementation, training and data-migration are expensed when incurred. Software is amortised using the straight-line method over its estimated useful life. The determination of related estimated useful lives and whether these assets are impaired involves significant judgments based upon short and long-term projections of future performance. The carrying amount of goodwill is reviewed annually and written-down where necessary for permanent impairment. At year-end 2004, we concluded that the capitalised goodwill is realisable based upon projected future discounted cash flows. Due to uncertain market conditions, it is possible that forecasts used to support our intangible assets may change in the future, which could result in additional non-cash charges that would adversely affect our results of operations and financial condition. We recently performed an impairment test as at 31 December 2004 and concluded that no additional impairment was required.

Pension and Post-Retirement Benefits
We have significant pension benefit costs and credits, which are developed from actuarial valuations, based on the local accounting/actuarial basis. Inherent in these valuations are key assumptions, including discount rates, which are usually updated on an annual basis at the beginning of each year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related pension benefit costs or credits may occur in the future due to changes in the assumptions. The key countries with regard to pension benefits are The Netherlands and the United Kingdom, as our largest defined benefit pension plans are located in these countries through the local pension fund and pension trust respectively.

For The Netherlands, the funded status of the pension fund is not reflected in our balance sheet. The pension benefit costs and credits are determined by the contribution levied by the pension fund. This contribution is calculated using a 4% discount rate. If the coverage ratio of the plan on a local basis is below 110% at the end of a year, our contribution is increased with the amount needed to restore the coverage ratio to 110%. Currently, the coverage ratio of the plan is estimated at 122.9% at 31 December 2004, so no additional contribution is required. If the coverage ratio of the plan on a local basis is above 125% at the end of a year, our contribution is reduced.

The pension benefit costs and credits are determined by the valuation performed in accordance with the SSAP24 accounting standard for the defined benefit pension plans and the premiums paid for the defined contribution plans. As no new SSAP24 valuation was required before 1 January 2005, the pension benefit costs and credits for the defined benefit pension plan did not change.

From 1 January 2005, pension benefit costs and credits will be determined in accordance with the IAS19 accounting standard. This may have a considerable impact on the pension position in our balance sheet and the pension benefit costs and credits in our profit and loss account. See "Impact of Adoption of International Financial Reporting Standards (IFRS)" below.

Business Restructuring
Restructuring and related charges, including costs related to the write-off of non-allocated capitalised expenses (mainly information technology related), headcount reduction, restructuring of our branch network and centralisation of our warehouses, as well as costs related to the restructuring of the shared service centres for the year ended 31 December 2004 were an aggregate €61.1 million. Restructuring and related charges, including costs related to the introduction of the new ERP system, business disruptions in our U.K. and U.S. operations and headcount reductions, for the year ended 31 December 2003 were an aggregate €145.1 million. In 2002, restructuring and related charges, including costs

relating to the development and implementation of the ERP system and the streamlining of the logistics infrastructure, amounted to an aggregate €91.9 million.

The related provisions reflect many estimates, including those pertaining to asset write downs, settlements of contractual obligations and similar estimates. We reassess the provisions related to each individual plan under our restructuring programme at the end of each reporting period in line with Dutch GAAP. Actual experience has been and may continue to be different from these estimates as we continue to align the organisation to current trading conditions and continue our turnaround efforts, particularly in the United Kingdom. As at 31 December 2004, provisions associated with our restructuring programme were €26.9 million.

Legal Contingencies
We are subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to securities, environmental, labour, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the aggregate size of provisions required, if any, for these contingencies is based on a careful analysis by us of each individual case. Such analysis is made with the assistance of outside legal counsel. The required provisions may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. For more information, see "Description of our Business".

Impact of Adoption of International Financial Reporting Standards (IFRS)
Our consolidated financial statements for the years ended 31 December 2004, 2003 and 2002 have been prepared in accordance with Dutch GAAP, which differs in certain significant respects from International Financial Reporting Standards (IFRS). Dutch listed companies are required to adopt IFRS in their financial statements for accounting years commencing 1 January 2005. Although we will prepare our consolidated financial statements for the year ending 31 January 2005 in accordance with IFRS, we have not prepared our historical consolidated financial statements in accordance with IFRS, nor have we reconciled these consolidated financial statements to IFRS.

The following analysis presents our assessment of the impact that the implementation of IFRS will have on certain significant aspects of our financial reporting. The following analysis should only be considered as guidance with respect to the expected impact of the implementation of IFRS. We cannot offer any assurance that the analysis described below reflects the accounting principles that will create the greatest differences between our consolidated financial statements prepared under Dutch GAAP and those prepared under IFRS. Moreover, the analysis below is not intended to provide a comprehensive listing of all such differences specifically related to us or the industries in which we operate. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in our consolidated financial statements or the notes to those financial statements. In addition, final accounting treatment and impact under IFRS may be subject to change. The following impact analysis has not been reviewed by our external auditors.

Our Readiness for the Adoption of IFRS and Expected Impact
As from 1 January 2005, we will apply IFRS in preparing our financial reporting, including our consolidated financial statements, beginning with our financial year ending 31 December 2005. We believe we are well advanced in our preparations for the implementation of IFRS.

We expect the impact on our financial reporting to concern accounting for the following items:

- Pension and post-retirement benefits;
- Leases and off balance sheet financing;
- Goodwill;
- Financial instruments;
- Share based employee benefits.

As IFRS does not recognise exceptional items, but instead requires items of income and expense that are material to be disclosed separately in the profit and loss account, the summary of the expected impact of IFRS included below assumes that exceptional items are included as currently used under Dutch GAAP.

Pension and Post-retirement Benefits
We have a number of defined benefit and defined contribution pension plans. Currently, only actual funding liabilities and/or receivables related to these pension plans are recorded in our balance sheet. With the exception of some non-material pension plans, neither the pension fund liabilities, nor the pension fund assets are reflected in our balance sheet.

From 1 January 2005, pension benefit costs and credits will be accounted for in accordance with IAS 19, which incorporates the fair value of pension assets, as well as the projected obligations of defined benefit plans in the balance sheet of the company. On an annual basis, these assets and liabilities will be revaluated. As these revaluations will be charged to the profit and loss account, companies with defined benefit plans potentially face increased volatility, not only in the balance sheet, but also in the profit and loss account.

Accounting for defined contribution pension plans will not change materially as compared to our current practice.

Our largest defined benefit pension plans cover the majority of the employees in the Netherlands and the United Kingdom. The U.K. defined benefit plan ended on 5 April 2002. Thereafter, the plan continued as a defined contribution pension plan.

Under IAS 19, the impact of the pension liability on the balance sheet for the defined benefit pension plan in the United Kingdom is calculated at £64 million negative (€90 million), at 1 January 2004. For all other defined benefit plans, including The Netherlands, we expect the cumulative impact of IAS 19 on our balance sheet (calculated per 1 January 2004) not to exceed €10 million negative. The total of these deficits will be charged directly to equity upon first adoption of IAS 19 (i.e. 1 January 2004). These deficits, although recorded in the balance sheet as a liability, do not result in cash outflows in the short term.

Actual funding obligations with respect to the funding of our pension funds are governed by the agreements between these funds and us. As such, IFRS accounting will not have an impact on these funding obligations.

Because of the annual revaluation of the pension funds assets and liabilities under IAS 19, which is charged to the profit and loss account, the volatility of our pension costs and gains could increase substantially, albeit with some softening through the application of a corridor, as set out in IFRS.

Leases and Off-Balance Sheet Financing
The total of our lease and rent commitments at 1 January 2004 was approximately €600 million nominally. The majority of these commitments relate to our branch structure and warehouses.

As from 1 January 2005, we will apply IAS 17. Consequently, existing lease and rent arrangements may have to be reclassified from operating lease to finance lease. As a result, both assets as well as the related lease obligations may have to be recognised on the balance sheet.

We have not yet fully completed the review of the implications of IAS 17 for the reporting of our many lease and rent arrangements. Given the significant obligations involved, material adjustments are expected. Based on the work completed so far, finance lease liabilities are expected to exceed finance lease assets between €30 and €60 million. This difference will be charged to equity upon first adoption as of 1 January 2004.

In our profit and loss account, expenses currently reported as operating lease costs will be largely replaced by higher depreciation of finance lease assets and higher interest costs

related to finance lease arrangements. As a consequence, based on the work completed so far, operating costs excluding depreciation are expected to decrease by €10 million to €20 million, while depreciation and interest expenses are expected to increase by €5 million to €10 million each. The impact on the net result for the year (the difference between the linear depreciation charge and the annuity component of the lease payment) is not expected to be material.

Goodwill

At 31 December 2004, the net book value of goodwill on our balance sheet was €461 million. Goodwill is amortised using the straight-line method over its estimated useful life, not exceeding 20 years. The carrying value of goodwill is reviewed annually and written down where necessary for permanent impairment.

We will now apply IFRS 3, which abolishes amortisation of goodwill. Instead, goodwill will only be subject to the annual impairment test. In 2004, €31 million was charged to our profit and loss account for amortisation of goodwill. So far, no impairment write-downs have been required. The goodwill amortisation in 2004 will be reversed under IFRS as of first adoption (1 January 2004).

Financial Instruments

The main impact from IAS 32 and 39 concerning financial instruments will concern the recognition of derivatives and other financial instruments in our balance sheet.

Our current interest rate swaps would not qualify for hedge accounting under IAS 39. As a consequence, under IAS 32, these financial instruments should be recorded in our balance sheet at fair value (approximately €0.3 million at 1 January 2004) and negative €0.7 million at 31 December 2004), and revaluations will flow through the profit and loss account.

IFRS requires our convertible debt, which was part of our refinancing in February 2004 and the current offering, to be split into two components: a debt component and an equity component.

However, as our convertible loan includes a cash settlement option, the convertible, including the equity component (option), has to be classified as debt. Therefore, in our balance sheet, the convertible loan will be split into: (i) convertible subordinated bond; and (ii) conversion option, both part of risk bearing capital and net total debt.

The debt component, convertible subordinated bond, is reported in the balance sheet at amortised cost, resulting in an annual discount charge to the profit and loss account as interest expense (ultimately, at expiration, the bond will be valued at its nominal value). The amortised value of the bond at 31 December 2004 amounts €130.5 million.

The equity component, conversion option, will be revalued annually (at market value), and the movement in the option value will be recorded in the profit and loss account as financing costs or income. The market value of the option at 31 December 2004 is €31.5 million (€23.4 million at inception, February 2004), resulting in €8.1 million additional finance costs in 2004.

We have not yet estimated the IFRS impact of the Offering.

Finally, we identified an embedded derivative with a market value of €3 million. This asset will be recorded in the balance sheet at fair value, any revaluation charge or benefit will be recorded in the profit and loss account as financing costs or income.

Share Based Employee Benefits

We have a share option program for (mainly senior) employees. Grants of shares and options are generally subject to terms that prevent them from being exercised in the three years following the date of grant. Following this initial three year period, almost all option grants provide an exercise period of five years. In general the exercise price of the option grants is equal to the share price at the date of grant.

Under IFRS 2, the value of the share and share option grants will be expensed annually in the profit and loss account over the three-year vesting period, and credited against equity, resulting in an increased compensation expense.
The fair value of each grant is determined with a share option valuation model. For grants on or before 7 November 2002, application of IFRS is not required.

Application of IFRS 2 with respect to grants issued before 2004 will not have a material impact on our accounts.

The fair value of the share option grants in 2004 is estimated at €1.5 million, to be charged to the profit and loss account over a three-year vesting period (on average €0.5 million annually).

Summary IFRS Impact Analysis

Based on the work completed so far, the financial impact of IFRS can be summarised as provided in the table below. You should note that the impact analysis summarised in the table below has not been audited by our external auditors, and that final accounting treatment and impact may be subject to change.

	(All amounts in € millions – Unaudited)		
Equity as reported 31 December 2003			**543**
First adoption of adjustments IFRS opening balance 2004			
Impact on assets			
Finance lease assets (IAS 17)	60 – 80		
Financial asset – embedded derivative and interest rate swaps (IAS 32/39)	3		
Net impact on assets		**63 – 83**	
Impact on liabilities			
Finance lease liabilities (IAS 17)	(90) – (140)		
Net liability defined benefit pensions (IAS 19)	(100)		
Net impact on liabilities		**(190) – (240)**	
Net impact first adoption adjustments on equity			**(127) – (157)**
Equity 1 January 2004 adjusted for IFRS			**416 – 386**
Equity as reported 31 December 2004			**778**
First adoption adjustments IFRS opening balance 2004			**(127) – (157)**
IFRS adjustments on net result as reported for 2004:			
Impact on EBITDA			
Lower operating expenses due to reclassification leases (IAS 17)	10 – 20		
Additional impact on EBIT			
Higher depreciation on financial lease assets (IAS 17)	(5) – (10)		
Net impact on EBIT		**5 – 10**	
Additional impact on finance expenses			
Higher interest charge on financial lease arrangements (IAS 17)	(5) – (10)		
Impact from interest rate swaps (IAS 32/39)	(1)		
Discount charge subordinated bond (IAS 32/39)	(4)		
Revaluation charge convertible subordinated option (IAS 32–39)	(8)		
Net impact on finance expenses		**(18) – (23)**	
Net amortisation of goodwill (IFRS 3)		**31**	
Net impact of IFRS on net result as reported for 2004			**18**
Equity 31 December 2004 adjusted for IFRS			**669 – 639**

DESCRIPTION OF OUR BUSINESS

Business Overview

We are a leading international business-to-business distributor of electrical materials and safety and other maintenance, repair and operations ("MRO") products to electrical contractors in the construction and installation business and industrial users in Europe, North America and the Asia-Pacific region (primarily Australia). We provide these materials and products through our core PPS division under manufacturer brand names and also as private brand products under our own brand name. We also provide our customers with value-added integrated supply services, including procurement and inventory management, to enable them to improve their own customer service and increase their efficiency and competitiveness.

We also distribute consumer electronics and similar branded products in The Netherlands and in Australia and luxury goods in a number of Asian countries through our Agencies / Consumer Electronics division. Until June 2003, we were also active in the distribution of information technology products through our ITPS division, but we have entirely divested these assets in order to focus full management attention on our core PPS division and increase our liquidity position. We intend to divest certain remaining non-core assets that are no longer considered to add sufficient value, provided that satisfactory terms can be obtained.

The following table shows a breakdown of our net sales by division for the last three financial years.

	For the twelve months ended 31 December					
	2004		2003		2002	
	€ in millions	% of net sales	€ in millions	% of net sales	€ in millions	% of net sales
PPS Total	4,988.4	91.9%	5,061.9	79.9%	5,876.2	70.4%
PPS Europe	3,334.1	61.4%	3,353.3	52.9%	3,867.8	46.4%
PPS North America	1,192.3	22.0%	1,254.8	19.8%	1,560.8	18.7%
PPS Asia Pacific	462.1	8.5%	453.8	7.2%	447.6	5.4%
ITPS Total	–	–	677.2	10.7%	1,647.3	19.7%
Agencies Total	438.3	8.1%	598.7	9.4%	819.9	9.8%
Total Net Sales	**5,426.7**	**100.0%**	**6,337.8**	**100.0%**	**8,343.5**	**100.0%**

1 Percentages may not add up to 100 due to rounding.

Our PPS division accounted for €4,988.4 million in net sales, or 91.9% of our net sales, for the year ended 31 December 2004, making us one of the three largest international distributors of electrical materials and safety, maintenance, repair and operations products in the world in terms of sales, with leading positions in most of our markets.

Net sales in our Agencies / Consumer Electronics division comprised 8.1% of our net sales for the year ended 31 December 2004.

Recent Events

Our focus over the last year has been the turnaround of our company from the critical financial and operational difficulties we experienced in late 2002 and 2003. These problems were mainly the result of the significant operational disruptions and deterioration in service levels experienced in our U.K. operations following the implementation of a new ERP system and start-up of a new central distribution centre, resulting in a significant drop in our U.K. sales and market share. Administrative problems at our three major U.S. subsidiaries and a drop in service levels arising from difficulties in the start-up of our south-eastern distribution centre also contributed to a decrease in sales, market share and gross margins in the United States. As a result of all these factors, we experienced a serious drop in customer service levels and a dramatic decline in operating results.

Our operating results also suffered from deteriorating economic conditions in several of our markets, particularly in 2002 and 2003. These problems were exacerbated by our high operational gearing. We serve our customers through a distributed network of branches. Consequently, our cost base is largely of a fixed nature, which makes it difficult for us to bring our operating expenses in line with any decline in sales. Accordingly, even a modest fluctuation in sales will disproportionately affect the profitability of our operations. This high operational gearing has had a substantial negative impact on our earnings in the last three years.

In light of the resulting decline in operating results, in spring 2003, we informed our lenders that we expected to breach certain covenants under our then-existing monetary obligations with them. Our period of financial uncertainty came to an end when we reached agreement with our lenders on a financial restructuring, which we successfully completed in February 2004. This refinancing considerably strengthened our financial position and signalled the start of our recovery.

We started 2005 in a much stronger position than was the case in early 2004. We believe we now have an experienced regional management team that is fully focused on operational improvement, strong management teams in all of our operating companies, confident and motivated employees, improved customer service levels in our operating companies, improving sales and margins and much improved processes and systems. Our outlook for 2005 is positive and we currently do not expect a further deterioration of our markets.

History

Our origins date back to 1900, when brothers Anton and Johan Hagemeyer established a trading company in Surabaya, Dutch East Indies (Indonesia). Throughout most of our history, we have been active as a general trading company with international distribution activities. Our products have ranged from consumer electronics, white goods and electrical materials, to luxury goods, sporting goods and automotive products.

We grew significantly through the twentieth century on the strength of our consumer trading business. Beginning with the acquisition of the Netherlands-based Elektrotechnische Groothandel Bernard group in 1989, however, we began to expand into the distribution of electrical and other industrial materials. This is a specialised market in which customers are confronted with a very large number of suppliers, which we believe creates a long-term need for distributors who can facilitate a "one-stop shop" possibility. We concluded that we had an opportunity to become a leading player due to the importance customers place on a reliable supply of such products.

During the 1990s, we continued to acquire electrical distribution companies, including Fröschl in Germany in 1991, Newey & Eyre in the United Kingdom in 1994 and ABB Asea Skandia (later renamed Elektroskandia) in 1997, all of which were leading electrical distribution companies in those countries at the time of purchase. We also expanded into the distribution of information technology products with the acquisition of Tech Pacific, a leading distributor of personal computers, information technology hardware, software and peripherals in the Asia-Pacific region, in 1997.

In 2000, our vision and strategy changed and we embraced a new business model, transforming ourselves from a general trading company with a wide variety of products, including consumer goods, electrical components and information technology products, into a multinational business-to-business distribution and services group, with a particular focus on electrical materials and safety, maintenance, repair and operations products and value-added services. In pursuit of our new business model, we regrouped our numerous independent distribution companies into six geographic regions and established largely uniform regional management and reporting structures. We also began to divest many non-core assets and acquire new core PPS businesses to continue the expansion of our existing network of distribution companies focused on electrical materials and safety, maintenance, repair and operations products, mainly through acquisitions. This strategy resulted in several strategic acquisitions in the United States, namely Tristate and Vallen, each in 1999, and CamBar in 2000, which gave us a strong base in the electrical materials

and safety, maintenance, repair and operations product markets. The acquisition of Dunlop Pacific in 2000 (subsequently renamed Hagemeyer Australia LLP) in Australia provided us with a solid foothold in the Asia-Pacific region. This expansion continued in subsequent years, with smaller acquisitions such as WF Electrical and Parker Merchanting in 1999 in the United Kingdom and ABM in 2001 in Spain. In June 2003, we disposed of a 68.5% stake in Tech Pacific, which formed a significant part of our ITPS division, as a result of which Tech Pacific was no longer included in our consolidated accounts and was accounted for as an associated company. We disposed of our remaining interest in Tech Pacific in November 2004. Also, in January 2004, we disposed of our 50.1% interest in Pluz B.V., a joint venture with Getronics established in 2001, which was engaged in the business-to-business distribution of information technology products in the Netherlands.

Industry Overview

Market Segments

The markets in which we compete can be divided into the construction and installation market and the industrial market. Customers in the construction and installation market consist primarily of small- to medium-sized electrical contractors, whereas customers in the industrial market consist of mostly large industrial and manufacturing companies. Construction and installation customers tend to purchase mainly electrical materials and safety products. Industrial customers purchase a broad range of electrical materials and safety, maintenance, repair and operations products.

Construction and installation markets

The construction and installation markets in Europe, North America and the Asia-Pacific region are each characterised by a large number of suppliers and a broad range of products, which differ across countries and regions. Customers in these markets range from small- to medium-sized electrical contractors, who purchase their electrical materials and tools over the counter at specialty shops or by placing limited orders from wholesalers, to large construction companies who place volume orders and who also rely on wholesaler branches.

A substantial part of the wholesaling business consists of large construction projects. Generally these projects represent the electrical portion of a large construction or renovation project tendered by large contractors. The winner of such tender bids supplies all of the electrical materials, with the contract usually lasting for the duration of the project.

A traditional challenge for the manufacturers of products sold in the construction and installation market is to efficiently serve a widely distributed customer base that generally places small orders. Economies of scale are limited, making it generally difficult for them to cost-efficiently provide direct delivery. Distributors have been able to provide this service more effectively by combining the products from many manufacturers and servicing customers with a single logistics and sales infrastructure.

All of our construction and installation markets tend to be highly fragmented and competitive. Electrical material distributors active in this market range from numerous small shops catering to electricians, to smaller regional distributors, to a limited number of large national and international distributors. Local distributors compete directly against national and regional distributors within their local area, and prices are generally established on a local, rather than a national level.

Distributors sell through various channels, including branch operations with over-the-counter sales catering primarily to small contractors. They also can arrange direct delivery from branches and regional and national distribution centres in response to customer orders. Many sales in the construction and installation market are made at a very local level.

Sales volumes handled at branch level tend to be lower than in the direct delivery market, while margins tend to be higher. The wide range of products and suppliers means that distributors require extensive product knowledge to succeed. Demand is fairly inelastic since customers tend to purchase a significant part of their requirements on short notice.

Demand is generally both seasonal and cyclical, particularly in the construction industry where weather and economic conditions play key roles in activity levels.

Industrial markets

Like the construction and installation markets, the industrial markets in Europe, North America and the Asia-Pacific region are each characterised by a large number of suppliers and a broad range of products. Industrial customers tend to be large industrial and manufacturing companies that generally purchase large volumes of safety equipment in order to comply with an array of applicable safety regulations and requirements, as well as electrical, maintenance, repair and operations products to keep their factories running. An increasing number of these companies also enter into outsourcing arrangements with distributors of electrical materials and safety, maintenance, repair and operations products to handle part or all of their procurement and inventory management.

Perhaps most important to industrial customers is the reliability of agreed service levels of the supplier of electrical materials and safety, maintenance, repair and operations products. Delayed or incorrect deliveries can lead to expensive delays on construction sites and in manufacturing plants.

A diverse range of small to medium sized distributors, many specialising in a particular product or group of products, supply electrical materials and safety, maintenance, repair and operations products to industrial customers in all of our geographic markets. However, there are significant differences from region to region.

The industrial market is more widely developed in the United States than in Europe and the Asia-Pacific region. Whereas the United States has a relatively large number of industrial distributors, many of whom offer distribution, value-added and integrated supply services, large industrial companies in Europe and the Asia-Pacific region have traditionally relied on local suppliers and their own in-house procurement teams rather than large distributors of electrical materials and safety, maintenance, repair and operations products. The practice of outsourcing procurement and inventory management as such is more developed in the United States than in Europe or the Asia-Pacific region. As a result, although all three markets have many distributors, the industrial markets in Europe and the Asia-Pacific region tend to be more fragmented than in the United States.

Compared to the construction and installation market, sales volumes in the industrial market are subject to less volatility, as most industrial customers tend to enter into annual contracts for their electrical materials and safety, maintenance, repair and operations products. Demand in the industrial market is influenced by general economic conditions and manufacturing and production levels in the different geographic markets but generally fluctuates less than that in the construction market.

All distributors of electrical materials and safety, maintenance, repair and operations products maintain inventories. The main inventory risk in this industry consists of the risks posed by fires, floods, and similar natural disasters. In addition, high levels of inventory tie up working capital and lead to high warehousing costs.

Agencies / Consumer Electronics

We continue to operate a limited number of historically profitable small, consumer product distribution businesses in several niche markets through our Agencies / Consumer Electronics division. This division's markets include those for luxury and leisure goods, such as Rolex, Breitling and Tag Heuer watches, Bally shoes, Hermes neckties and various fragrances in the Asia-Pacific region, low-cost novelty items in North America and consumer and business electronics and branded imaging products, such as Panasonic and JVC in Australia and The Netherlands. Participants in these markets generally market numerous brands either as exclusive representative or as licensee.

The margins in this business are driven by a number of factors, including the product lifecycle, price and whether it is sold as part of a clearance sale. Generally, however, margins in the luxury goods business are relatively stable, as prices are fixed by the producer, and relatively high. Volumes are low and marketing costs are significant.

The market for high-end luxury and leisure goods and consumer electronics is impacted by levels of consumer confidence and seasonality. Sales of luxury products, for example, typically increase in the months preceding the winter holiday season.

The consumer goods business utilises significantly different distribution channels than the market for electrical materials and safety, maintenance, repair and operations products. Relationships with suppliers tend to be long-standing and personal. The legal contracts, however, although exclusive or semi-exclusive, are often of a relatively short (1-2 years) duration and may be terminable upon a sale or other events. A considerable inventory risk exists, particularly with specific high-end fashion brands, as they can fall quickly out of fashion and become obsolete.

Market Opportunity

We believe the market for electrical materials still offers significant opportunity for growth over the long term. The PPS market is currently characterised by a high level of competition for the business of large industrial end-users. Consequently, we believe small and medium-sized end users offer considerable potential for profitable growth. Most of the market share we lost as a result of our 2002 and 2003 operational difficulties was with small and medium-sized end users. Recapturing our lost business with these small and medium-sized end users by making restored customer service levels paramount is our key strategic priority and our primary market opportunity.

Over the long term, we also believe there is significant opportunity for growth in the value-added integrated supply business. New electrical applications are constantly being developed, and innovative suppliers are continuously bringing new electrical products and solutions to the market in order to better satisfy increasingly complex customer needs. There is a constant upgrading tendency toward better quality, longer lasting and more functional and versatile electrical materials. Markets for electrical materials are becoming increasingly diverse and complex, not only for the end user but also for the supplier. We believe our value-added services capability gives us the necessary expertise and resources to help suppliers bridge the gap between their product development teams and both the contractor and the end user in order to accelerate the rate of penetration for their new products. Over the longer term, we believe that the concept of outsourcing MRO procurement, logistics and inventory management by industrial users also presents a market opportunity, particularly in Europe where the market for such services is still embryonic. Our expertise in this area in North America provides us with a potential for market leadership in value-added services, as the concept gains popularity in Europe.

Strategy

Our priority for 2004 was to stop the decline of our sales and service levels and to begin to turnaround our businesses. Although the causes of the difficulties suffered in 2002 and 2003 have now been eliminated, we will require a few more years to achieve a solid and sustainable recovery. Our short-term strategic objectives are therefore aimed at ensuring the success of our turnaround. Our medium and long-term strategic objectives are geared towards determining paths of profitable growth once we are comfortable that the turnaround has been successfully completed. Although we will remain alert for any emerging strategic opportunities, we do not intend to embark on strategic adventures or highly disruptive projects in the near term.

In the short term, we will focus on:

- *Customer service.* We are in the service business. Customer service is the key driver of our sales performance. Although we believe we have now improved customer service to a competitive level and have in large part regained the confidence of our customers, our main objective in 2005 will be to further improve customer service via local logistics restructuring projects. Increasing productivity and reducing inventories remain priorities but will be pursued only to the extent they do not undermine service levels. In this regard, service levels and customer relationships in our U.K. operations in particular are our top priority.

  Customer service needs are different from country to country, and construction and

installation and industrial customers have different service expectations, as do small, medium-sized and large end-users. Customers in urban areas, for instance, might require same-day service, whereas customers in more remote areas such as Western Australia readily accept delivery times of 48 to 72 hours. We will strive for a high degree of local autonomy in all of our operations, allowing local management freedom to adapt their product and service offerings, as well as their systems, logistics and other processes to the specific needs of their local customers. In this context, a common global standardised information technology system for all operating companies is no longer considered essential for achieving our strategic objectives. The legacy systems in our operating companies are in general functioning satisfactorily. We do not foresee any major replacements or investments for the foreseeable future.

- *Organic growth.* In the past, we used proceeds from disposals of our consumer product companies primarily to finance the expansion of our existing network of electrical distribution companies and to enter the safety and maintenance, repair and operations businesses through our core PPS division. Although we continue to believe in the opportunity for the one-stop-shopping and integrated supply concept for electrical and non-electrical MRO products in Europe, under present circumstances our focus on further improving the profitability of our current core electrical business dictates that we follow a pragmatic approach and avoid major investments in this area during the coming years, focusing instead on organic sales growth through offering strong customer service and a dynamic and professional sales and marketing approach. We remain, however, open to the possibility of acquiring small companies if we identify a sound opportunity to complement our core PPS business.

- *Improved margins.* Because restoring customer service in our operating companies was our number one priority in 2004, we decided to postpone certain cost reduction initiatives in order to avoid risking a further deterioration of sales or customer service levels. Now that our customer service performance has improved, our key business processes have been repaired and our restructuring initiatives are better aligned to market reality, a further reduction of our underlying cost base to improve our margins is high on our agenda for 2005.

  Improving our margins will require us to focus on pricing and cost-saving measures both in relation to our customers and our suppliers. We have significantly improved our margin transparency, management and control in 2004 with respect to our customer relationships. Further strengthening of our International Procurement function and closer cooperation and partnership with our major suppliers will also help us achieve our margin improvement targets.

Our medium and long-term aims will be to:

- *Further expand our industrial customer base.* Alongside the leading position we have with contractors in most of our markets, we believe that we can grow significantly with industrial customers.

- *Grow our value-added and integrated supply businesses for both our contractor and industrial customers.* We see an opportunity to increase the adhesion and stability of our customer base by growing our business in the area of integrated supply and other services, and by differentiating ourselves from our competitors through our expertise in value-added services and outsourcing MRO procurement, logistics and inventory management by industrial users.

- *Improve profitability.* We intend to, over the long term, seek to improve our net margins by changing our product mix and increasing our market share in higher-margin products. In addition, we intend to further strengthen our business model and support a net margin increase by continuing to centralise our logistics functions.

- *Selectively pursue acquisition opportunities.* Although our focus will be on organic growth and we are confident that our leading market positions provide an excellent platform for realising this growth, selective acquisitions might be made to further accelerate growth, e.g. in the area of maintenance, repair and operations product

categories.
In pursuit of our short, medium and long-term strategic goals, we are undertaking efforts to further strengthen operating company management teams on an ongoing basis. We appointed a new CEO for Central Europe (including Germany) in May 2004 and a new CEO for our U.K. operations in January 2005. In light of these changes, and with the formation of a new PPS Executive Committee, we are now fully satisfied with the ability of senior management teams in our major operations to execute our strategic goals.

Operating Divisions

Professional Products and Services

Overview
PPS is our core business, contributing approximately 92% of our total net sales for the year ended 31 December 2004, 80% of our total net sales for the year ended 31 December 2003 and 70% of our total net sales for the year ended 31 December 2002. The PPS division consists of our distribution companies in electrical materials and safety, maintenance, repair and operations products, which collectively supply millions of stock keeping units to hundreds of thousands of customers located in 25 countries around the world.

The PPS business is generally divided into two market segments:

- the construction and installation market, comprised primarily of small to medium sized electrical contractors but also including larger construction and engineering customers who purchase our electrical materials and safety products mainly for use in construction and renovation projects; and

- the industrial market, comprised of large corporate customers who purchase our safety, maintenance, repair and operations products in addition to our electrical materials for use in a diverse range of industrial and manufacturing activities.

We sell our products in the construction and installation and industrial markets worldwide. The large majority of our customers tend to be small to medium-sized electrical contractors in the construction and installation market who generally place orders of limited size. A significant amount of our construction and installation business, however, consists of supplying larger construction and engineering customers with electrical materials and safety products for large construction or renovation projects. Generally this work represents the electrical portion of a project tendered by engineering firms. The amount of this type of business varies by region, but in branches serving geographic areas undergoing high levels of construction activity, up to one-third of our construction and installation business is projects-related. Customers in the industrial market make up a smaller part of our business, but we believe the distribution of electrical materials and safety, maintenance, repair and operations products in the industrial market to large industrial and manufacturing companies represents a significant potential growth opportunity for us.

The primary customer markets for our products varies somewhat by geography. In Europe, which represented approximately 60% of our total net sales in 2004 and was our largest geographical market, the large majority of our net sales are to electrical contractors in the construction and installation market. Our sales in the Asia-Pacific region are also largely in the construction and installation market. By far the largest part of our product range in Europe and Australia consists of electrical parts and supplies. Although steadily growing, safety and other non-electrical MRO products still represent only a small share of our turnover in these markets. In the United States (particularly the south-east and Mid-Atlantic states), Canada and Mexico, the majority of our net sales are attributable to the industrial market, through the wholesale supply of products and services to medium-sized and larger industrial customers.

In addition to product distribution, a growing portion of our PPS business is attributable to integrated supply services, involving the outsourcing of procurement and inventory management. In a typical arrangement, our existing customers contract with us to take

over their procurement functions, arrange for the warehousing of their inventory and maintain that inventory at an agreed service level. We thereby provide our industrial customers with on-site, value added one-stop-shopping services, including procurement, logistics and inventory management for a wide range of electrical and non-electrical MRO products. As a result, the product range on offer to integrated supply customers tends to be much broader than just electrical products and also includes a wide range of non-electrical MRO products such as safety products, cutting tools and abrasives, hand and power tools, electronics, lubricants and fasteners. Although these services are not yet a significant proportion of our sales in Europe and Australia, the turnover in this area is growing rapidly. In North-America, a large part of our business consists of such integrated supply contracts.

Products and services

The PPS division supplies hundreds of thousands of electrical materials and safety and other maintenance, repair and operations products from a wide range of international manufacturers and suppliers, ranging from simple items such as fasteners, safety equipment, lighting products and abrasives to more complex equipment such as electrical distribution panels, sensors and relays and circuit protection systems.

Electrical materials

The following table sets forth illustrative examples of the types of electrical materials we supply to our customers, organised by principal categories of products, generally in order of importance, for the year ended 31 December 2004:

Hagemeyer Electrical Materials Products

Product Category	**Typical Products**
Lighting	Lamps and luminaries
Cable	General wiring, fire resistant, telecom, utility, MV, HV and speciality
Installation Material	Switches, sockets, plugs, fixings and cable accessories
Circuit Protection and Control	MCB/RDC circuit breakers, control boards, fuses, industrial switches, sensors and transformers
Cable Management	Trunking systems, ladders, flexible and rigid conduits
Data Networking	Passive products including cables, panels and outlets
Heating, Ventilation, and Air Conditioning	Heaters, water heaters, air conditioners and other ventilation equipment
Fire and Security	Panels, accessories, smoke, heat and theft alarms, monitors and cameras

Safety, maintenance, repair and operations products

Safety, maintenance, repair and operations products are non-capital goods that are purchased on a regular basis and necessary for the production or manufacturing process, but are not part of the end product. They tend to be purchased by our larger industrial and manufacturing customers. Many maintenance, repair and operations products consist of replacement parts used to repair or maintain larger systems, often making their delivery time-sensitive for the customer.

The range of possible safety, maintenance, repair and operations products we source and distribute is far greater than that of our electrical materials, and includes virtually any product that large industrial or manufacturing customers need to keep their operations functioning. Which manufacturer produces a safety, maintenance, repair and operations product is generally far less important to a typical industrial customer than whether the product meets industry specifications and arrives on time so that expensive delays in production are avoided. Examples of key safety, maintenance, repair and operations products sold by the PPS division include electrical materials, personal protection items such as safety glasses, hardhats and workboots, hand, power and cutting tools, abrasives,

fasteners (used to secure cable) and certain hydraulic materials such as adhesives, lubricants and chemicals, bearings, and control and automation components.

Private brand products

Based on experience gained in the U.K. and Australian markets, we began distributing electrical materials and safety, maintenance, repair and operations products in most of our markets under our own brand. Such products typically include batteries, commodity cables, cable management accessories and light bulbs, amongst others. We rely on a number of our regular suppliers as well as low-cost manufacturers to produce the private brand products we sell, subject to all such products meeting applicable safety and other requirements. Private brand products represent for us a way of increasing our margins on the commodity-type products we sell, since we are able to keep a portion of the purchase price that would otherwise go to the manufacturer in a non-private brand sale.

Value-added services

We also provide value-added services through our integrated supply activities, focusing on the industrial market. In the integrated supply business, which is primarily in the U.S. market, we aim to leverage our experience in improving productivity, inventory management and our procurement power to broaden our relationship with our existing customers and develop new business opportunities. We essentially form a long-term strategic alliance with the customer to procure, manage and supply electrical materials and safety, maintenance, repair and operations products when needed at the customer's site and to share the benefits of the cost reductions achieved. In a typical arrangement, our existing customers contract with us to take over their procurement functions, to arrange for the warehousing of their inventory and to maintain that inventory at an agreed service level.

While these activities may not always involve a takeover of a customer's procurement and inventory management, many customers eventually decide to outsource these and other related functions to us. We believe that such integrated service arrangements could in the future represent a significant source of revenue for us. Developing the relationship and obtaining large, integrated supply contracts takes significant time, however, as it requires customers to agree to reorganise their own procurement and inventory management operations and to ensure that our operating companies are capable of reliably performing these services.

Other value-added services we provide are included in the product price and represent a component of our competitiveness. These services range from advice on the operation and fitting of supplied equipment and parts to repair, maintenance and technical advisory services, either provided by our staff at the point of sale or rendered on-site at the customer's facility. Provision of just-in-time delivery is an important feature of our PPS business, particularly for our industrial and safety, maintenance, repair and operations segments customers. Timely delivery is critically important to these industrial customers, for whom a delayed or incorrect order of a key replacement part or required safety equipment can mean expensive delays on the construction site or in the factory. Our ability to forecast such customers' needs and react in a timely way to high-volume orders is an important factor in our success- and our failure to do so could potentially expose us to large damage claims and have an adverse effect on our reputation and business.

Customers

The PPS customer base can be divided into two main segments: the construction and installation segment, consisting primarily of electrical contractors, but also including in-house electrical engineers, utility companies, corporate construction companies and facility managers, who purchase our electrical materials and safety products mainly for use in construction and renovation projects; and the industrial segment, comprised of medium sized and large industrial and manufacturing companies, which in addition to our electrical components purchase our safety, maintenance, repair and operations products for use in a diverse range of industrial and manufacturing activities. However, these distinctions, while useful to understanding our business, are far from absolute. Our construction and installation customers, a majority of which consist of small to medium-sized electrical contractors, are by far our most important group of customers. We believe our industrial segment, while significantly smaller today, offers growth opportunities.

Our customer base is very broad, and we believe that we have no significant concentration of sales to any one customer. Most of our construction and installation customers are small to medium sized contractors, but some are quite large. The largest clients of the industrial segment measured by 2004 sales are: Dupont, Ford, Volkswagen, Audi, Wacker Chemie, Daimler Chrysler, Pfleiderer, BASF, MTU, Stahlwerke Bremen, Deutsche Steinkohle, Ericsson and Vattenfall. Many of our larger industrial contracts are exclusive for up to three years.

We expect to continue to serve a large number of customers. Our principal customer segment, in terms of the amount of products and services acquired from or through us, will likely continue to be small to medium sized electrical contractors who purchase our electrical materials, and we will focus on such customers. We are also placing special emphasis on continuing to build customer relationships with large international, national, and middle market corporations by using our existing distribution networks and our integrated supply activities to penetrate the industrial segment. Over time, we expect our share of sales to larger industrial clients to increase.

Our regional operations
An important part of the PPS reorganisation undertaken in connection with the new business model was to restructure our operating companies into six geographic regions comprising the United Kingdom & Ireland, Central Europe, the Nordics, Southern Europe (which currently consists only of Spain), North America and the Asia-Pacific region (primarily Australia). A regional chief executive officer who reports directly to our chairman and serves on our PPS Executive Committee heads each of these divisions.

Current Activities, by Region (as of 31 December 2004)

Regions	Branch Locations	Full-Time Employees
United Kingdom & Ireland	290	4,482
The Nordics	110	1,707
Southern Europe	70	1,034
Central Europe	94	2,878
North America	348	4,909
Asia-Pacific	189	1,507
Total	**1,101**	**16,517**

The European regions
We are currently the third largest distributor of electrical materials in Europe measured by 2004 sales. Our European regions account for total net sales of €3,334.1 million, or 66.8% of the total net sales of the PPS division, for the year ended 31 December 2004, €3,353.3 million, or 66.2% of the total net sales of the PPS division for the year ended 31 December 2003, and €3,867.8 million, or 65.8% of the total net sales of the PPS division, for the year ended 31 December 2002.

United Kingdom & Ireland
With 290 branches and 4,482 employees (full-time equivalents), Hagemeyer U.K. is currently one of the largest providers of electrical materials and safety, maintenance, repair and operations products in the U.K. market measured by 2004 sales. Its key market segment is construction and installation, although it also sells to the industrial market using a direct sales force. Mainly because of our history of growing our U.K. operations through acquisitions, Hagemeyer U.K. operates through a number of businesses, including Newey & Eyre, our largest U.K. operation (purchased in 1993), WF Electrical (purchased in 2000), Parker Merchanting (purchased in 1999), Hagemeyer Control and Automation (purchased in 1998), Gen-weld Safety (purchased in 1999) and Eastern Electrical (purchased in 1993).

Net sales at Hagemeyer U.K. declined from €1,214.8 million, or 20.7% of the total net

sales for the PPS division for the year ended 31 December 2002 to €958.8 million, or 18.9% of the total net sales of the PPS division for the year ended 31 December 2003. For the year ended 31 December 2004, net sales increased to €1,025.2 million, or 20.6%, of the total net sales of the PPS division.

Although traditionally one of our most profitable operating companies, our U.K. operations suffered a series of operational disruptions in 2002 and 2003, as a result of which we were unable to maintain the service levels that our customers had come to expect. The disruptions were due in large part to the introduction of a new ERP system at our main operating subsidiary and the commissioning of a new central distribution centre at Runcorn in Cheshire. The problems with our ERP system led to many customers receiving incorrect invoices, incorrect products being delivered and products being delivered late or sometimes not at all. As a result, many of our customers took all or part of their business to our competitors and we lost a substantial part of our market share in 2002 and 2003. The additional operational problems relating to our central distribution centre in Runcorn, including a significant backlog of customer transactions awaiting processing, arose during the integration of three of our different operating companies. Our operational problems in the United Kingdom were compounded by the fact that in 2002, for the first time in many years, the U.K. electrical distribution market contracted. We also experienced increased competition for customers from our suppliers and other distributors, as well as wage and cost inflation that we have been unable to pass fully along to customers.

To address these operational problems, in April 2003, we changed our U.K. management and implemented improvements in organisation and managerial structure. In addition, we put in place specific projects to address remaining functionality and interface issues and to reduce backlogs. During 2004, our market share in the United Kingdom held steady as our U.K. operation made significant progress in restoring service levels and halting the decline in sales. In particular, our ERP and general information technology systems in the U.K. are now functioning adequately. Although we believe customer service in the U.K. has been restored to competitive levels, the original logistics model, based on a large central distribution centre at Runcorn, did not deliver the transport or inventory cost savings we anticipated and proved unsuitable to our U.K. operations. As a result, we were required to devote additional personnel and transportation resources to ensure that our service levels did not deteriorate, thus significantly increasing our costs. In light of these difficulties, we have decided to replace the central distribution centre with a simpler and more decentralised model, based on the use of approximately 10 smaller and lower-cost pre-existing regional distribution centres. We plan to close our Runcorn facility as of 1 September 2005 and complete the transition to regional distribution centres, which should allow us to further improve customer service while at the same time accelerating the reduction of costs and inventories. As service levels improve, we will also aim to regain the business of those customers who took part of their business elsewhere, and to realise cost reductions by rationalising our branch network and reducing headcount.

Management's attention will continue to be devoted to our U.K. operations for the foreseeable future. The success of our group-wide turnaround depends to a large extent on the turnaround of our U.K. operations, which remains our number one short-term priority. In addition to the improvements in organisation and managerial structure implemented in 2003, our U.K. management has been considerably strengthened by the appointment in January 2005 of Rod Stoyel as new U.K. CEO. Mr. Stoyel has experience in implementing a logistics model similar to the one we are now rolling out in the United Kingdom and also has an excellent track record in leading company turnarounds in general. He has immediately taken steps to strengthen his management team in key areas such as operations, marketing, procurement and information technology.

The Nordics

Our Nordics region includes Sweden, Norway and Finland, as well as the Baltics, Russia, Poland and China. Our most significant operations are located in Sweden, Norway and Finland. With 110 branches and points of sale and 1,707 employees (full-time equivalents), Elektroskandia is currently the leading provider of electrical materials and safety, maintenance, repair and operations products in Sweden, Norway and Finland measured by 2004 sales. Elektroskandia's key market segment is construction and installation, although

much of its recent sales gains have been in the industrial segment. Furthermore, we have smaller operations in the Baltics, Russia and Poland.

The Nordic region's net sales were the main driver of our sales recovery in 2004, fuelled by a buoyant telecommunications and utilities business. Total net sales in the Nordics region accounted for €971.2 million, or 19.5% of the total net sales of the PPS division, for the year ended 31 December 2004, €861.2 million, or 17.0% of the total net sales of the PPS division, for the year ended 31 December 2003 and €889.2 million, or 15.1% of the total net sales of the PPS division, for the year ended 31 December 2002.

Southern Europe

Our operation in Spain represents the beginning of a Southern European region. We acquired Mercantil Intercontinental S.L.U. (which goes by the trade name "ABM"), an electrical distributor, in April 2001. ABM currently has 70 branches, including the Balearic and the Canary Islands, and approximately 1,034 employees (full-time equivalents), and its key market segment is construction and installation. ABM's net sales were €279.4 million, or 5.6% of the total net sales of the PPS division, for the year ended 31 December 2004, €266.2 million, or 5.3% of the total net sales of the PPS division, for the year ended 31 December 2003 and €265.8 million, or 4.5% of the total net sales of the PPS division, for the year ended 31 December 2002. ABM's net sales make it one of the largest distributors of electrical materials in Spain. We believe that the Spanish market for these products is underdeveloped and offers significant opportunities.

Central Europe

Central Europe consists of Germany, The Netherlands, Switzerland and Austria. Our key market segment in Central Europe is construction and installation. The Central European region's net sales were €1,058.3 million, or 21.2% of the total net sales of the PPS division, for the year ended 31 December 2004, €1,201.8 million, or 23.7% of the total net sales of the PPS division, for the year ended 31 December 2003 and €1,358.2, or 23.1% of the total net sales of the PPS division, for the year ended 31 December 2002.

In Germany we operate through our wholly owned subsidiary Fröschl, which we acquired in 1999. With 69 PPS branches and approximately 2,176 employees (full-time equivalents), Fröschl is currently one of the largest providers of electrical materials in the German industrial market and one of the largest providers of electrical materials to the German construction and installation market, measured by 2004 sales. Fröschl's net sales in Germany were €799.3 million, or 16.0% of the total net sales of the PPS division, for the year ended 31 December 2004, €952.4 million, or 18.8% of the total net sales of the PPS division, for the year ended 31 December 2003 and €1,085.3 million, or 18.5% of the total net sales of the PPS division, for the year ended 31 December 2002.

Since early 2002, our operations in Germany have been suffering from severe declines in the construction and installation market. In addition, we experienced increased competition amongst our suppliers and other distributors, as well as wage and cost inflation that we have been unable to pass fully on to customers. In 2002, in response to this environment, we initiated a two-year restructuring plan to improve productivity and reduce costs. Key elements of this plan, which we completed in 2004, included streamlining our sales forces, consolidating distribution activities and reducing our overhead. In 2004, we focused on the expansion of our construction and installation and industrial sales, the finalisation of the headcount reduction programme, reduction of transport costs and real estate rental costs and the final disposal of our loss-making retail operations. At the same time, we suffered the loss of more than 120 members of our sales force in our German operations to competition (which situation has since been stabilised). Due in part to these events, poor economic conditions in the electric wholesale market and the time required for our new sales team to be hired and trained, our German operations were our only major PPS division (besides Australia) which suffered sales decreases in 2004. In response, our management team in Germany has intensified strong cost reduction and working capital management programmes. The rate of sales decrease in Germany has been continuously diminishing since the second half of 2004, and we expect Germany to show a positive sales growth in 2005.

We entered The Netherlands market in 1989 through the acquisition of the

Elektrotechnische Groothandel Bernard Group ("Bernard"), at the time the number two distributor of electrical materials measured by sales in this market in The Netherlands. Bernard's business presently operates under the name "Hagemeyer Nederland". With 18 branches, Hagemeyer Nederland is currently the number two provider of electrical materials in The Netherlands market measured by 2004 sales. Hagemeyer Nederland's net sales were €157.8 million, or 3.2% of the total net sales of the PPS division, for the year ended 31 December 2004, €149.4 million, or 3.0% of the total net sales of the PPS division, for the year ended 31 December 2003 and €158.4 million, or 2.7% of the total net sales of the PPS division, for the year ended 31 December 2002.

Our operations in Switzerland and Austria are relatively small and not material to our PPS business.

North America

The North American region consists of the United States, Canada and Mexico. In the United States, we operate primarily through our divisions CamBar, Tristate and Vallen. These three operations have been largely consolidated into Hagemeyer North America. In total Hagemeyer North America operates 348 branches, predominately in the Mid-Atlantic and south-east regions of the United States, and has 4,909 employees (full-time equivalents). Unlike in Europe, a majority of our North American business comes from the industrial market, as a result of which a higher percentage of the products we supply are maintenance, repair and operations products sold to manufacturing and commercial construction companies rather than electrical materials. Hagemeyer North America is one of the ten largest industrial distributors of maintenance, repair and operations products to industrial customers measured by 2004 sales in the United States.

Hagemeyer North America's net sales were €1,192.3 million, or 23.9% of the total net sales of the PPS division, for the year ended 31 December 2004, €1,254.8 million, or 24.8% of the total net sales of the PPS division, for the year ended 31 December 2003 and €1,560.8 million, or 26.6% of the total net sales of the PPS division, for the year ended 31 December 2002.

Our U.S. operations have suffered from a general economic downturn in our markets since early 2002, producing a large decline in our most important markets, industrial production and commercial construction and installation. In addition, in 2003 the integration of the back-office services of CamBar, Tristate and Vallen into one shared service centre and the opening of a centralised distribution centre near Atlanta led to significant staff turnover, loss of visibility over certain customer accounts and harm to customer and supplier relationships. As a result, we experienced the loss of stock and inventory accountability, a drop in service levels and at times the unavailability of products. In 2004 we reversed certain aspects of the back-office integration, closed and consolidated certain unprofitable sites, and subsequently regained full visibility over our customer accounts. Our market share in the United States, particularly in the industrial market, held steady in 2004 and we now believe we have regained the confidence of our customers and suppliers.

Asia-Pacific

Our primary business in this part of the world is in Australia, where we operate through Hagemeyer Electrical Group. Our operations elsewhere in the Asia-Pacific region are not material. With approximately 189 branches and 1,507 employees (full-time equivalents), The main component of Hagemeyer Asia-Pacific's business, Hagemeyer Electrical Group, is the leading electrical wholesaler in Australia, measured by 2004 sales. This region's net sales were €462.1 million, or 9.3% of the total net sales of the PPS division, for the year ended 31 December 2004, €453.8 million, or 9.0% of the total net sales of the PPS division, for the year ended 31 December 2003 and €447.6 million, or 7.6% of the total net sales of the PPS division, for the year ended 31 December 2002.

Hagemeyer Electrical Group completed the phased implementation of our new ERP system in October 2003 and completed a move to a new Melbourne warehouse facility in 2004, resulting in problems with service levels, loss of significant numbers of sales staff and significant shortages of certain stock items. Although we believe these problems have now been solved, and sales growth has renewed, for the full year ended 31 December 2004 Australia is, in addition to Germany, our only market to show declining sales.

Supply and procurement
We currently source our PPS products from approximately 9,000 suppliers world-wide, including Alcatel, Asea Brown Boveri, Draka, Hagar, Cooper, Philips, Pirelli, Schneider, Spectre, General Electric and Siemens (including Osram). Many of our supplier relationships are long-standing. In 2004, based on cumulative purchase volume, our top 25 suppliers of products sold to the construction and installation segment, who comprise our preferred suppliers, represented 37% of our construction and installation purchases. Our top 100 construction and installation suppliers represented 58% of our construction and installation purchases.

Our biggest worldwide supplier in the construction and installation segment is the Schneider Group. Other important global suppliers in the construction and installation segment are, amongst others: Asea Brown Boveri, Draka, Philips, Osram, 3M, Hager, Pirelli, Nexans, Legrand, Glen Dimplex, GE, General Cable, Siemens and Moeller.

It is difficult to identify our most important suppliers of products sold to the industrial segment, since maintenance, repair and operations products is such a broad product category. There are thousands of suppliers active in the markets from which we source products. In North America, our largest industrial market, important suppliers include 3M, St. Gobain, Sandvik, Greenfield, Ansell, Scott, MAS, Atlas, ITW, CRC and Stanley.

Over the past four years, we have undertaken initiatives to leverage procurement and improve inventory management. In particular, we established an International Procurement function to monitor our group-wide procurement policies, with the objectives of sourcing more volume from fewer suppliers and, as a result, realising procurement and supply chain cost savings; facilitating a closer partnership and better communication with our key suppliers; improving the process of procurement benchmarking and exchange of best practices amongst the operating companies and to managing procurement by product category across the entire group.

The International Procurement function is responsible for the development and implementation of our procurement strategy across the group, and oversees a global procurement team responsible for implementing agreed initiatives. To this end, we maintain a central procurement office to establish a more centrally directed procurement strategy and coordinate relationships with our key suppliers. We plan to focus our central procurement efforts on approximately 75 suppliers, all of which tend to sell to more than one operating company and which represent collectively about 50% of our total PPS purchase volume. Relationships with these suppliers will be coordinated on a global, regional and local basis.

Many of our suppliers offer rebate programmes under which, subject to our purchasing certain predetermined amounts of inventory, we receive rebates based on the volume of total rebate programme purchases. Any decrease in the amount of rebates we receive will increase the cost of our sales and ultimately affect our cash flow and gross margins.

Logistics and distribution
Over the past four years, in line with our new business model we have made substantial changes to the way we manage inventory and distribute our products. Logistics was previously managed at the branch level within each of our many operating companies, each with their own warehouses. On average, branch warehouses contained 5,000 to 15,000 stock keeping units. Such high levels of inventory tied up working capital, created the need for large warehouses and increased exposure to inventory risk. Our new business model recognised that our previous distribution system, which relied on transporting products from multiple suppliers to multiple branches, could be further streamlined. As a result, we began to handle logistics and distribution on a regional basis, converting from the concept of local warehousing to regional warehouses and distribution centres, and introducing common ERP systems on a region-by-region basis.

In order to maintain flexibility, all of our regional operating companies will maintain and operate local or regional logistics facilities as suits the needs of the local markets. Australian operations, for instance, cannot implement a fully centralised logistics model

due to geographic impracticalities, and will rely on a mix of local warehouses and regional distribution centres. In the United Kingdom, our central distribution centre at Runcorn is now being replaced by a more decentralised and simpler model, based on the use of approximately 10 pre-existing smaller and lower cost regional distribution centres. This is expected to be completed by 1 September 2005, and should allow us to further improve customer service while at the same time accelerating the reduction of costs and inventories. We also opened shared service centres in the United Kingdom and the United States to integrate the back office services of our operating companies in these regions.

In addition to the different levels of integration amongst our different regions, and in some cases amongst the operating companies within a given region or market, the distribution systems utilised by our operating companies also vary widely according to market conditions, available service providers, and geography in the areas in the regions in which we do business. In the regions and markets where we have implemented a distribution centre system, our suppliers deliver direct to our regional distribution centres. Our regional operating companies have authority to outsource transportation functions whenever cost efficient and possible, and most do so.

Sales and marketing
Due to the wide variation in market conditions, sales volumes, products provided, and customer relationships across and even within our various regions, we do not coordinate sales and marketing at the group level, and have no plans to do so, except for a limited number of large and truly international accounts. Our sales and marketing efforts are therefore very localised and customer-specific. To the extent there are commonalities across our operating companies in their approach to sales and marketing, they are found in our use of:

- key account management for accounts at the national/regional level and, as indicated above at times, at the international level;
- branch networks for local and national customers; and
- e-commerce.

All three aspects of our decentralised sales and marketing activities differ in implementation depending on local conditions.

Key account management in each region is separated into a construction and installation segment and an industrial segment in each region, and these are further specialised with the aim of offering tailored services to our customers within specific industry groups, and in some cases to specific individual customers. Key account management is the responsibility of the CEO of the operating company in their market or region.

Our branch networks, also under the control of the CEO of the operating company in each market or region, serve to maintain standards of performance across different branches, and to monitor their key performance indicators as the branches become points of sale and service rather than semi-autonomous small businesses.

Our use of e-commerce to reach customers in the industrial group, although varied by region, is widespread. E-commerce with construction and installation customers, while less well-developed, is expected to grow in importance.

We use various media to reach our customers: catalogues, email, internet, direct marketing via telephone and fax, special promotions and sending our sales representatives to attend industry trade shows. We do not widely advertise in newspapers, on television or via other broadcasting, because we focus on business-to-business sales and do not operate in the consumer market.

Customer service
Customer service before sales includes advising on price, product functions, installation, modelling and planning. After sales, we strive to meet our customers' needs with respect to returns and warranty issues and address customer satisfaction issues through our sales representatives.

In order to improve customer service and understand customer requirements, we develop and monitor key customer data, including logistics performance indicators, return factors, complaint reasons, customer segmentation and classification, and various sales data. We train our staff on an initial and continued basis, internally and externally. Internal training includes sales and information technology training, so that our personnel will have an understanding of our sales system and strategy. External training includes specialised sales training, for example, developing telephone communications and selling skills.

Agencies / Consumer Electronics

Although we have divested the majority of our consumer businesses and may divest the remainder should the opportunity and the right conditions arise, we continue to operate a limited number of historically profitable small, consumer product distribution businesses in several niche markets through our Agencies / Consumer Electronics division. This division's product offerings include luxury, sports and leisure, and other consumer goods in the Asia-Pacific region, consumer electronics in The Netherlands and low-cost novelty items in North America. Unlike electrical materials and safety, maintenance, repair and operations products, demand for these items is very elastic. Particularly in the luxury goods market, margins are high and volume low, with a significant inventory risk as high-end products fall out of fashion and become obsolete.

For the year ended 31 December 2004, total net sales of our Agencies / Consumer Electronics division were €438.3 million, or 8.1% of our total net sales, compared to €598.7 million, or 9.4% of our total net sales, for the year ended 31 December 2003 and €819.9 million, or 9.8% of our total net sales, and for the year ended 31 December 2002.

Hagemeyer Cosa Liebermann ("HCL")

Foremost amongst our Agencies / Consumer Electronics businesses is HCL, which operates in Australia under the name "Hagemeyer Brands Australia" and in Asia-Pacific under the name "HCL Asia". HCL focuses its marketing and distribution efforts on numerous premier brands, as either exclusive representative or as licensee, in Australia and Asia (including Hong Kong, South Korea, Taiwan & Micronesia). In Australia, HCL is JVC's distributor for camcorders, DVDs and VCRs and has a longstanding distributorship of SMEG products. HCL also has its own line of Blanco kitchen appliances and fittings, and in addition distributes Minolta and Polaroid photographic equipment, together with a wide range of other brands selling, amongst other things, heaters, fans, cameras and watches. In Asia, HCL is a distributor of high-end leisure-related goods and fashion items from top brand names, including Bally shoes and bags, Rolex watches and various fragrances.

HCL's supplier relationships are generally exclusive with respect to the regions in which in operates. Its supplier and licence agreements generally require that HCL handle the marketing and, where agreed, advertising of the products it distributes, as well as import and distribution. Hagemeyer Brands Australia and HCL Asia marketed over 70 brands from 70-90 suppliers in its markets in the year ended 31 December 2004.

HCL's distribution system in its Australian operations utilises three strategically placed distribution centres on the Eastern seaboard to receive shipments from suppliers, and delivers to its predominantly retail-based customers via third-party transport. In Asia, suppliers ship directly to HCL, which then generally retails the products through 'in-store' locations and duty-free outlets.

Our HCL businesses use various means of marketing their products, according to the target customer group. In Australia, HCL has taken advantage of its JVC distribution agreement to capture a significant share of the camcorder market as well as a share of the high quality oven/cooktop niche market with its SMEG sales, and has a strong market share from a number of other well known brands with significant presence in their chosen markets. In Asia, HCL is more focused on the high-end/luxury market, with brands such as Rolex, Bally, La Prairie and Mary Quant that have a significant presence in the niche markets in which they operate.

For the year ended 31 December 2004, HCL's net sales comprised €269.1 million, or 61.4% of the total net sales of the Agencies / Consumer Electronics division.

Haagtechno

Haagtechno is a Dutch operating company that serves as the importer and exclusive distributor in The Netherlands of consumer and business electronics for Panasonic. Consumer products include TVs, home audio and video, home cinema, digital cameras, home appliances, car electronics and cordless and mobile phones. Consumer products are distributed through electronic retail, retail chains, mass merchandise, mail order, wholesalers and specialist dealers. Business products include fax and copier machines, notebook computers, copy boards, closed circuit video equipment systems and professional audio-video systems. Distribution of business goods is through specialist dealers and wholesalers.

All consumer and business products sold by Haagtechno are manufactured by Matsushita Electric Japan. Haagtechno has been Matsushita's exclusive Dutch distributor for more than 35 years. Promotional activities are concentrated on dealer development and support, while media activities are designed by the European offices of Panasonic, and paid for by Haagtechno. Marketing and sales are organised by product market in order to enhance the dedication and know-how of sales staff for each segment of Haagtechno's market. Back-office services are centralised and distribution is outsourced to a third party. Technical service for the products sold by Haagtechno are handled by its sister company, Servicom.

For the year ended 31 December 2004, Haagtechno's net sales comprised €123.6 million, or 28.2% of the total net sales of the Agencies / Consumer Electronics division. Consumer electronics markets suffered in 2004 from a rapid price deterioration for plasma and LCD screens, DVD recorders and digital cameras, which particularly affected net sales at Haagtechno.

Information Technology

Our operating companies each utilise IT systems appropriate to their operational needs. Our operations in the United Kingdom, Ireland and Australia currently utilise the Movex ERP system, developed by the Swedish company Intentia and now fully operational despite some serious problems with our U.K. and, to a lesser extent, Australia implementation. Although we had previously planned to migrate all of our operations in each of our geographic divisions to a common ICT platform, we reviewed our information computer technology strategy in the wake of our ERP problems and, with the exception of Australia, decided to use legacy systems and upgrade them as necessary. We have currently suspended major group-wide investments in information technology, and we have for the foreseeable future no plans for further major IT system replacements.

We do not currently have a group-wide IT disaster recovery plan. Because our operating companies tend to function on a segregated basis by geographical market, we assess the risk of a group-wide IT failure as low.

In September 2001, we entered into a service agreement with IBM for the provision of all information technology services in the United Kingdom, including networking, data storage and retrieval, software, infrastructure, security, and customer service. We have the right to terminate the agreement at certain agreed dates upon a termination payment, payable by us, which we do not believe is material. If we decide to terminate the agreement in order to find a more suitable supplier of these services, there would be a risk during the transition to another provider that we would incur additional costs and that our operations would experience disruptions.

Competition

General Competition in the Professional Products and Services Market

The distribution industry is highly and increasingly competitive and generally characterised by high inventory turnover and narrow profit margins. In addition, some of our competitors have greater financial resources than we do. Our competitors run the gamut from numerous small "mom and pop" shops catering to electricians, to smaller regional distributors, to a limited number of large national and international distributors. Few of our competitors are active on a global level. European distributors are focused largely on

Europe, and those with integrated supply activities are scarce. Our U.S. competitors primarily operate in North America, with scattered international operations in some cases. The competitive landscape in the Asia-Pacific region is much like Europe insofar as competitors are focused on the local and regional market and generally do not offer integrated supply activities.

Our Competitive Position

Distribution companies generally compete on the basis of price, availability of product, range of products, ability to make local deliveries, terms of payment and availability of credit. The number and type of our competitors vary by location, and our competitive position varies according to the individual markets in which we operate. Our ability to compete depends, in part, on our ability to increase sales volumes while continuing to offer competitive prices and efficient inventory and distribution management. Our operating results will be significantly impacted to the extent we are required to engage in significant price competition with our principal competitors.

In most of our markets, we enjoy a number one or number two market position. This prominent position is often built on a high market share in the highly competitive large end user segment. We believe that our key competitive strengths include our cross-border distribution capability and the convenience and economies of scale we can offer to our larger customers.

Europe

In Europe, by far our biggest sales region, the large majority of our net sales tend to be attributable to sales to electrical contractors in the construction and installation segment and the remainder tend to be from sales to customers in the industrial market. The electrical wholesale markets in Europe tend to be very fragmented with many small players. The only three true international players in Europe are also the three largest electrical wholesalers worldwide, of which we are the smallest. The other two are French-based companies Sonepar and Rexel. In addition, there are approximately five other market participants with an international presence, the largest of which are Wuerth, Nordisk Solar, and EGR, who collectively control a much smaller share of the market and are active only in Europe and, within Europe, only in a limited number of countries.

The next tier of our competitors is comprised of small wholesalers that are grouped into "buying groups" organised on a country-by-country basis in order to leverage their purchasing power. These groups include associations of independent wholesalers like DEHA, Elkontor and Fegime, amongst others. We believe that, generally, these buying groups give their members the ability to negotiate prices similar to the largest distributors. The remainder of the operators in the market are small independent wholesalers who sell to customers in a limited geographic area. These two classes of competitors collectively control the remainder of the market in Europe for electrical materials. Finally, we also compete in the European construction and installation market with manufacturers who distribute their electrical materials directly to end users.

Our competitors in the European industrial market include Sonepar, Rexel, Wuerth, RS Components and Premier Farnell.

United States

We are a leading distributor of safety and other maintenance, repair and operations products in the United States and other parts of North America. This includes cutting tools, abrasives and power transmission products.

In the United States, the large majority of our net sales are attributable to sales to the industrial market and the remainder are from construction and installation sales, made through the wholesale supply of products and services to electrical contractors. The industrial distribution business is generally fragmented and locally oriented, with only a few national companies or chains. We are approximately number five on this list, based on total sales, behind W.W. Grainger, Hughes Supply, Motion Industries and Airgas.

The largest 250 electrical distributors in the United States have approximately 50% of the

total market. Hagemeyer North America is approximately 9th on this list measured by 2004 sales. The top three measured by sales are Graybar, WESCO and Anixter.

Asia-Pacific region
In the Asia-Pacific region, we compete primarily in Australia, although we have small operations in Southeast Asia. Our main operating subsidiary, Hagemeyer Electrical Group, currently has distribution facilities in Australia only, consisting of 184 branches and one distribution centre in Melbourne. Hagemeyer Electrical Group's main business line is electrical materials.

Our main competitors in the market for electrical goods in Australia are Rexel, with approximately 187 branches, and CED, with approximately 137 branches. We also compete against a number of small independent wholesalers, which operate approximately 500 branches across the country. We compete in the market for safety products with Wesfarmers, BOC, MSA and a number of regional distributors, and in the maintenance, repair and operations product market with Wesfarmers, Coventry Industrial, BOC Industrial and a number of regional competition in the distributors and hardware retailers.

Agencies / Consumer Electronics
Our remaining Agencies / Consumer Electronics businesses operate primarily in the Asia-Pacific region, especially in Australia, Hong Kong, Taiwan, South Korea, and Micronesia. As we serve our customers primarily in department stores, our primary competition comes from other similarly constituted trading companies that use department store concessions and exclusive licensing agreements to gather market share. A growing competitive challenge is posed by smaller, less established companies that trade in luxury goods on a high volume, low margin basis, but these companies tend to attract a different clientele than our more established and upmarket segment.

Regulatory Matters
We sell a wide array of electrical materials and safety, maintenance, repair and operations products in a number of countries. Many of these products are subject to safety and other regulations in the jurisdictions in which we sell them. These regulations vary from country to country and region to region. Our operating companies in each of these locations are responsible for ensuring compliance with the applicable regulations.

Property
The following table sets forth the most significant properties that we own as at 31 December 2004, based on their size in square metres.

Location	Use	Meters Square
Örebro, Sweden	Vacant Land	62,759
Dagenham, United Kingdom	Distribution Centre	24,000
Greenville, USA	Branch/Shop	7,016
Leganés, Spain	Distribution Centre/HQ	5,555
Lelystad, The Netherlands	Investment Property	5,526
Wallisellen, Switzerland	Distribution Centre/HQ	5,501
Tampa, USA	Branch/Shop	5,003
Etten Leur, The Netherlands	Investment Property	3,150
Peterborough, United Kingdom	Branch/Shop	2,445

The following table sets forth the most significant properties that we lease as at 31 December 2004, based on their size in square metres.

Location	Use	Square Meters	Lease Expiration
Örebro, Sweden	Distribution Centre	52,150	31 December 2017
Runcorn, United Kingdom	Distribution Centre	30,250	30 April 2027
Auburn, USA	Distribution Centre	27,871	31 January 2013
Chambersburg, USA	Distribution Centre	16,500	31 December 2009
Botany, Australia	Distribution Centre	16,000	30 June 2006
Hyvinkaa, Finland	Distribution Centre	15,659	31 December 2012
Etten Leur, The Netherlands	Distribution Centre	14,635	28 September 2009
Neuwied, Germany	Distribution Centre	13,700	30 September 2009
Oslo, Norway	Distribution Centre	13,436	31 December 2017
Coppell, USA	Distribution Centre	13,266	31 August 2007
Edmonton, Canada	Distribution Centre/HQ	13,000	30 November 2009
Heimstetten, Germany	Distribution Centre	13,000	31 January 2009
Knoxfield, Australia	Distribution Centre	12,142	31 December 2009
Scoresby, Australia	Distribution Centre	10,500	31 July 2011
Bad Hersfeld, Germany	Distribution Centre	10,153	25 October 2008
Houston, USA	Distribution Centre	9,900	28 February 2008
Bergschenhoek, The Netherlands	Distribution Centre	9,855	31 March 2007
Kinsgrove, Australia	Distribution Centre	8,500	26 December 2006
Örebro, Sweden	Distribution Centre	8,400	31 March 2006
Shanghai, China	Distribution Centre	8,290	1 May 2007
Leganés, Spain[1]	Distribution Centre/HQ (under construction)	11,000	30 September 2015
Warrington, United Kingdom	Distribution Centre	6,650	16 August 2015
Naarden, The Netherlands	Corporate Head Office	6,067	30 September 2012
Örebro, Sweden	Distribution Centre	6,000	30 September 2007
Tampico, Mexico	Distribution Centre/HQ	5,000	30 September 2007

1 Commitment to lease commenced in 2005.

Insurance

We insure against a number of risks that we consider to be "business continuity" risks, or risks that, if they materialised, could have a material adverse effect on our balance sheet. We have arranged insurance programmes for ourselves and for all of our operating companies with respect to:

- property-related risks, such as fire, explosion, natural catastrophes (including earthquakes, floods and storms), fraud, crime and consequential loss, or business interruption; and
- certain liability-related risks, such as bodily injury, product liability, employers liability, workers compensation, contractual liability, employment practices liability and officers and directors liability. We note that since 1985, however, there is a general exclusion from these policies for silicosis and asbestos claims.

We believe that our insurance coverage is adequate in light of the risks to which our business is subject.

Litigation

As would be expected of a large company with operations in numerous jurisdictions, we and our subsidiaries are regularly involved in lawsuits, claims, investigations and proceedings, either as claimant, defendant or target, in the ordinary course of our business. Currently we are faced with more than 41 threatened or pending legal proceedings, three of which involve claims made by us against third parties.

More than 30 of these legal proceedings threatened or pending against us involve claims against us in excess of €250,000, of which more than nine are in excess of €5 million. After taking appropriate legal advice, we have established at group-level provisions in an aggregate amount of €56.1 million in respect of these claims, of which €29.6 million relates to silicosis and asbestos claims. All of the claims threatened or pending against us that we consider to be material are described below. Unless indicated otherwise, we have no insurance coverage in respect to these claims.

Product Liability Claims – Silicosis and Asbestos
Two of our subsidiaries in the United States have been named as defendants in approximately 23,620 silicosis-related claims filed in various states, the large majority of which are filed in Mississippi and Texas. The plaintiffs allege that they developed silica-related diseases or suffer from diseases such as silicosis and claim that a subsidiary of ours allegedly distributed respiratory protective products (such as dust masks, respirators and air masks) that were not adequate to prevent plaintiffs from developing silica-related diseases or silicosis and/or that our subsidiary failed to give adequate warnings with respect to these products. Some claims also allege that another of our subsidiaries manufactured a government approved sandblasting hood that has been alleged to be defective, and that our subsidiary failed to give adequate warnings. The defendants in these lawsuits are often numerous and include manufacturers and distributors of sand, sandblasting equipment and products as well as manufacturers and distributors of respiratory protective products. Although our subsidiaries continue to engage in the business of distributing respiratory protective products, the other subsidiary ceased manufacturing these products in the mid to late 1980s.

These subsidiaries are also defendants in approximately 1,000 asbestos claims filed in Michigan, Mississippi and Texas. Plaintiffs in these cases are, for the most part, workers in the automotive, construction and manufacturing industries who allegedly developed an asbestos-related disease which they claim is due, in part, to exposure to products containing asbestos or due to defective respiratory protective equipment, in either case, allegedly manufactured or sold by one of our subsidiaries.

Over 8,000 of the claims pending in state court in Mississippi have been transferred to Federal court in Corpus Christi, Texas, in accordance with multidistrict litigation ("MDL") procedures for the uniform administration of a large number of common claims. In addition, Texas state courts are also establishing a state MDL for an as yet undetermined number of silicosis claims. While various hearings have been held in the Mississippi Federal MDL, the Judge has yet to render any rulings and it is still premature to assess whether the state and Federal MDLs will be continued in the long-term and the impact, if any, on our costs.

Our costs in connection with these claims are difficult to estimate because the outcome of this type of litigation (and therefore our range of potential liabilities) is subject to a number of assumptions and uncertainties, such as the nature and severity of the injuries to the plaintiffs, the number or size of claims or settlements, the number of financially viable responsible parties, the potential impact of any pending or future silicosis/asbestos-related litigation, the potential impact of state and federal MDLs and the potential impact of any toxic tort reform legislation regarding asbestos claims and/or silicosis claims. Subject to these assumptions and uncertainties, however, our two subsidiaries spent, in the aggregate, approximately $2.1 million, including litigation and settlement costs, in resolving or having dismissed 3,847 of these silicosis and asbestos claims in 2004, before insurance coverage. Due to the above assumptions and uncertainties, we cannot give any assurances as to the future cost of resolving or dismissing future claims.

As at 31 December 2004, our U.S. subsidiaries have established a provision for these claims of €29.6 million (in 2003, €41.8 million) with respect to current and potential future silicosis and asbestos-related litigation. The provision takes into consideration incurred but not recorded claims, and is calculated on a discounted basis. The estimated insurance coverage of €9.1 million is, in accordance with Dutch GAAP, recorded separately as other long-term receivable within financial fixed assets.

Litigation Regarding Bankruptcy of Ceteco
Since 1995 we have held, directly and indirectly, approximately 65% of the shares in Ceteco N.V., which was declared bankrupt in May 2000. In October 2003, Ceteco's bankruptcy receivers filed a lawsuit against us and the managing and supervisory board members of Ceteco in a Dutch court for the entire deficit in bankruptcy, currently estimated by the receivers at €160 million, excluding interest and expenses. This claim is based on the allegation that the non-executive directors improperly supervised the executive directors while they mismanaged Ceteco, leading to its demise. The basis of our

alleged liability is that three of these non-executive directors were members of our Management Board during the period of the alleged mismanagement.

In addition, and alternatively, the receivers allege that we, as a majority shareholder of Ceteco, breached a duty of care we owed to Ceteco and its creditors by, amongst other things, failing to intervene in time to prevent mismanagement at Ceteco. The damages in this tort claim are based on the loss suffered by Ceteco in certain countries. Any damages so recoverable in the tort claim will reduce the deficit in bankruptcy and therefore will reduce the amount of the first claim. It is currently expected that the aggregate claim of the receivers will not exceed €160 million, excluding interest and expenses.

One of Ceteco's creditors, Dresdner Bank Lateinamerika, claims damages from us of €14.5 million (excluding interest and expenses) based on tort and alleging that we breached a duty of care to Dresdner Bank Lateinamerika by failing to intervene in time to prevent mismanagement at Ceteco. The amount claimed forms part of the deficit in Ceteco's bankruptcy. Dresdner Bank Lateinamerika has not yet commenced any formal court proceedings yet.

We believe that we have sound legal grounds to defeat all of these claims. We cannot assure you, however, that our defence will ultimately prevail.

CEF Holdings Ltd vs. Elektrotechnische Groothandel Bernard

One of our competitors, CEF Holdings Ltd, started a new wholesale business in electro-technical materials in 1989 in The Netherlands. Subsequently, CEF Holdings claimed it suffered injury from a cartel maintained by, amongst others, the Dutch trade association of wholesale traders in electrical materials, the FEG, and all members of the FEG including (at that time) Elektrotechnische Groothandel Bernard B.V., one of our Dutch subsidiaries. In March 1991 CEF Holdings lodged a complaint with the European Commission against, amongst others, FEG and all of its members. Subsequently, CEF City Electrical Factors B.V. instituted legal proceedings in February 1999 before the district court in Rotterdam against FEG, Technische Unie, the largest FEG member, and Bernard (the second largest FEG member) for damages in the amount of NLG 214 million (approximately € 98 million) excluding interest and expenses, on the same factual basis. In determining this amount in damages, CEF has primary relied on a damage report prepared by a registered accountant. In June 2003, the Disciplinary Tribunal for Registered Accountants accepted the complaint of Technische Unie against this registered accountant, deciding that he had breached a professional duty by preparing an inadequate damage report.

In October 1999, the European Commission imposed a fine against FEG and Technische Unie because of cartel activities. The European Commission did not fine Bernard and later explicitly closed the file on Bernard. FEG and Technische Unie appealed the decision to the EC Court of First Instance. On 16 December 2003 the appeal was denied, against which decision Technische Unie and FEG lodged an appeal with the European Court of Justice. Pending the outcome of this appeal, the proceedings before the Rotterdam district court initiated by CEF against FEG and Technische Unie were suspended.

CEF has requested that the suspension be lifted. The legal proceedings before this court between Bernard and CEF were not suspended. In May 2003 oral pleadings took place. The parties have since then been waiting for the court to render judgement. Recently, however, CEF has asked the court to allow for yet another oral argument. Bernard has asked the court to reject this and to render judgement. The court still has to decide upon this request for oral arguments.

In part based on the fact that the Commission did not rule against Bernard, we believe we have sound legal grounds to defeat this claim. We cannot assure you, however, that our defence will ultimately prevail.

Belgian Tax Authorities vs. Manudax Belgium

Manudax Belgium N.V., one of our Belgian subsidiaries, entered into voluntary liquidation on 27 November 2000. During 1999 and 2000, Manudax Belgium received assessments for VAT in connection with fraudulent transactions allegedly entered into by former employees during the period beginning in late 1996 until early 1998. The amount of these

assessments, including interest and penalties, is equal to €111.4 million (consisting of VAT of €26 million, penalties of €52 million and interest of €33 million). All assessments are being contested by Manudax Belgium. We cannot assure you that our defence will ultimately prevail.

ABM Claim

In 2001 we acquired ABM, a Spanish distributor of electrical materials. In connection with the transaction, we agreed to make certain earn-out payments to the seller of ABM, contingent upon our achievement of certain agreed adjusted and audited 2002 EBITDA levels. We have determined that we have not achieved the agreed EBITDA levels, and consequently we have not made any earn-out payment to the seller of ABM. Our auditor in Spain, PricewaterhouseCoopers Auditores S.L., has agreed with the 2002 audited EBITDA. The seller has claimed that we have achieved certain agreed EBITDA levels and, accordingly, we should make an earn-out payment of €54 million, excluding contractual interest and expenses. The seller has commenced an "expert determination" proceeding, which decision is expected before the end of October 2005. We believe that we would have sound legal grounds to defeat this claim. We cannot assure you, however, that our defence will ultimately prevail.

Wellman vs. Cameron & Barkley Company

Wellmann, Inc., a customer of our subsidiary Cameron & Barkley Company (CamBar), has filed a claim against a number of parties, including CamBar. Wellman Inc. alleges that CamBar negligently sold defective Square D products, resulting in a massive power outage at Wellman's Palmetto plant. Wellman, Inc. claims damages in the amount of $8.9 million (approximately €7.8 million), excluding interest and expenses. CamBar had minimal involvement other than writing the order agreed upon by Wellman, Inc. and Square D Company. Upon investigation of the facts, CamBar made a demand to Square D that it indemnify and defend CamBar. Square D has assumed in writing the responsibility for the defence and liability of CamBar's exposure, subject to certain conditions. As a result of Square D's contuining defense of CamBar without dispute or issue, we currently expect that this claim will be resolved without any material outlay of funds by CamBar.

NMB Heller N.V. vs. Hagemeyer

As part of our divestment of the Freetime activities we guaranteed certain obligations of certain of Forex Lloyd Ventures's (the acquiror of the Freetime activities) subsidiaries pursuant to their financing arrangements with NMB-Heller N.V. up to an amount of NLG 10,000,000. In addition, NMB-Heller claims that we guaranteed the collection of certain receivables of such subsidiaries. It is our position that we are not required to pay the full amount claimed under the guarantees. The claim has been filed in the district court in Amsterdam. In the proceedings, NMB-Heller claims an amount of approximately €6.2 million, excluding interest and legal expenses. We believe that we have sound legal grounds to defeat this claim. We cannot assure you, however, that our defence will ultimately prevail.

Trona vs. Vallen Safety Supply Company

In April 2004, one of our U.S. operating companies, Vallen Safety Supply Company, filed suit against Trona Hardware and Lumber Co., Inc. for non-payment of bills due for goods delivered to Trona. At the time, Vallen had a national supply contract with a customer, IMC Global. IMC Global had directed Vallen to sell products to Trona for resale, in turn, by Trona to IMC Global. Trona counter-sued Vallen for a total of $10 million in actual damages, plus attorneys' fees and treble damages alleging that, under various legal theories, Vallen conspired with IMC Global to put Trona out of business. Discovery is currently underway and we believe, based on the facts as we understand them to be as of today, we have meritorious defenses and adequate provision for any liability exposure.

Estonian Competition Board

In March 2005, representatives of the Estonian Competition Board initiated an investigation of Elektroskandia AS, our subsidiary in Estonia, regarding allegations of uncompetitive behaviour between certain of our Estonian sales managers and certain of our competitors. It is specifically alleged that certain prices for our products were charged in conjuction with competitors' prices. As these events have occurred very recently, we are as of yet unable to assess the potential consequences, if any, of these alleged acts.

MANAGEMENT AND EMPLOYEES

Management Structure

We have a two-tiered board structure consisting of a Management Board and a Supervisory Board. Our Management Board is responsible for the day-to-day management of our business and the execution of our overall group strategy, under the supervision of our Supervisory Board. In order to broaden its control of operational issues, our Management Board created the PPS Executive Committee in April 2004.

Our Management Board is currently comprised of two members, Chief Executive Officer ("CEO"), Rudi de Becker, and our Chief Financial Officer ("CFO"), Tjalling Tiemstra.

Our PPS Executive Committee presently consists of the members of our Management Board, the Vice-President of Operational Support, Alex Wouterse, and all six regional CEO's: Fernando Cogollos (CEO Southern Europe), David Gabriel (CEO North America), Ulf Gundemark (CEO Nordics), Robin Norris (CEO Asia-Pacific), Rod Stoyel (CEO U.K.) and Paul Zekhuis (CEO Central Europe). The PPS Executive Committee meets on a regular basis, monitors performance against targets and the progress of the turnaround, agrees on key strategies and on implementation priorities, develops European and global initiatives and facilitates benchmarking and exchange of best practices. Except for the members of our Management Board, the members of the PPS Executive Committee have no statutory responsibilities.

Our Supervisory Board is currently comprised of four members: Jan Kalff (Chairman), Dudley Eustace (Vice-Chairman), Bernard Bourigeaud and Theo de Raad. Its responsibilities include supervising and supporting our Management Board, specifically regarding our ongoing operations and financial performance, approving proposals for major investments and important appointments, and monitoring our relationships with shareholders. Members of our Supervisory Board are selected for their experience in the fields of strategic and financial decision-making, and also for their international business experience. We propose that Adri Baan and Rob van Gelder be appointed as new Supervisory Board members at the annual general meeting of our shareholders scheduled for 26 April 2005.

At least four times annually, our Supervisory Board meets formally in conjunction with a meeting of our Management Board, and at least once annually it meets independent of our Management Board to discuss issues relating to its own functioning, its composition and size, and the composition and functioning of our Management Board and the PPS Executive Committee. In addition to these mandatory meetings, the members of our Supervisory Board maintain regular informal contact and meet, when necessary, either in person or via teleconference. Our Supervisory Board also has a standing Remuneration Committee, chaired by Mr. Kalff, and a standing Audit Committee, chaired by Mr. Eustace. The Remuneration Committee is responsible for drafting selection criteria and appointment procedures for senior management and directors, and also is responsible for performance assessments and determining the remuneration structure, including the allocation of option rights, pension and other forms of incentive-based compensation for senior management and directors. The Audit Committee is responsible for monitoring the financial performance and the reliability and integrity of the presented financial information. Our Supervisory Board can create other permanent or temporary committees, as needed.

All our Management Board members have chosen as domicile our office address at Rijksweg 69, 1411 GE Naarden, The Netherlands.

Composition of Our Management

The following is a summary of the structure and members of our Management Board and Supervisory Board:

Name	Age	Position	End of Current Term
Management Board			
Rudi de Becker	58	CEO and Chairman of our Management Board and PPS Executive Committee	2008
Tjalling Tiemstra	52	CFO and member of our Management Board and PPS Executive Committee	–
Supervisory Board			
Jan Kalff[1]	67	Chairman of our Supervisory Board	2006
Dudley Eustace[2]	68	Vice-Chairman of our Supervisory Board	2007
Bernard Bourigeaud[1]	60	Member of our Supervisory Board	2008
Theo de Raad[2]	60	Member of our Supervisory Board	2008

1 Member of our Remuneration Committee.

2 Member of our Audit Committee.

Management Board

The current members of our Management Board are:

Rudi de Becker (1946)

Mr. De Becker, a Belgian national, was appointed CEO and also Chairman of our Management Board in 2004. Prior to joining us, Mr. De Becker was a member of the Executive Board of Buhrmann N.V. and prior to that was a member of the Management Board of Samas Group N.V. and held a number of general management positions with, amongst others, Black & Decker and Xerox.

Tjalling Tiemstra (1952)

Mr. Tiemstra, a Dutch national, was appointed CFO in 2002 and also to our Management Board in 2003. Prior to joining us, Mr. Tiemstra held positions including most recently CFO of HBG Group as well as senior financial and general management positions within Unilever.

Supervisory Board

The current members of our Supervisory Board are:

Jan Kalff (1937)

Mr. Kalff, a Dutch national, is the former Chairman of the Management Board and member of the Supervisory Board of ABN AMRO Bank N.V. He has served on our Supervisory Board since 1994.

Other positions currently held by Mr. Kalff include: member of the Supervisory Board of Concertgebouw N.V., member of the Supervisory Board of Koninklijke Volker Wessels Stevin N.V., Chairman of the Supervisory Board of N.V. Luchthaven Schiphol, Vice-Chairman of the Supervisory Board of Stork N.V., member of the International Advisory Committee of the Federal Reserve Bank of New York and member of the Board of Directors of Aon Corporation (U.S.A).

Dudley Eustace (1936)

Mr. Eustace, a British and Canadian national, was first appointed to our Supervisory Board in 1999. He is the former Vice-Chairman of the Management Board and Group Management Committee of Philips Electronics N.V.

Other positions currently held by Mr. Eustace include: member of the Supervisory Board of Koninklijke Luchtvaart Maatschappij N.V. (KLM), Vice-Chairman of the Supervisory Board of Koninklijke KPN N.V., Chairman of the Board of Sendo Holdings Plc (United Kingdom), and Chairman of the Board of Smith and Nephew Plc (United Kingdom).

Bernard Bourigeaud (1944)

Mr. Bourigeaud, a French national, was appointed to our Supervisory Board in 2004. He is Chairman of the Atos Origin Management Board and Managing Director of Atos Origin International N.V. (Belgium), a member of the Supervisory Board of Atos Worldline Processing GmbH (Germany), director of Atos Consulting (United Kingdom) and Neopost S.A. (France), permanent representative of Atos Orgin S.A. (France), and a member of the Supervisory Board of Atos Euronext[SBF] S.A. (France).

Theo de Raad (1945)

Mr. De Raad, a Dutch national, was appointed to our Supervisory Board in 2004. He is a former member of the Management Board of Koninklijke Ahold N.V., Metro A.G. (Germany), SHV Holdings N.V. and SHV Marko N.V. Other positions currently held by Mr. De Raad include: member of the Supervisory Board of CSM N.V. and member of the Supervisory Board of Sovion N.V.

Adri Baan (1942)

Mr. Baan, a Dutch national, is proposed to be appointed to our Supervisory Board in 2005. He is a former member of the Management Board of Koninklijke Philips Electronics N.V. and a member of Konzernleitung ABB Ltd. (Switzerland). Other positions currently held by Mr. Baan include: member of the Supervisory Board of ASM International N.V., member of the Supervisory of Board of Océ N.V., member Supervisory Board of Koninklijke Wessels Stevin N.V., member of the Supervisory Board of Wolters Kluwer N.V., non-executive director of Imperial Chemical Industries Plc (United Kingdom), and non-executive director of International Power Plc (United Kingdom).

Rob van Gelder (1944)

Mr. Van Gelder, a Dutch national, is proposed to be appointed to our Supervisory Board in 2005. He is the former Chairman of the Executive Board of Koninklijke Boskalis Westminster N.V. and a former member of the Executive Board of Schuitema N.V. Other positions currently held by Mr. Van Gelder include: member of the Advisory Board of ABN AMRO Holding N.V., member of the Supervisory Board Brunel International N.V., Vice-Chairman of the Supervisory Board of HES Beheer N.V., Chairman of the International Association of Dredging Contractors, and board member of Vereniging Effecten Uitgevende Ondernemingen (VEUO).

Remuneration

Overview

The following table sets out the remuneration of the current and former members of our Management Board and our Supervisory Board for the year ended 31 December 2004.

	Base yearly remuneration	Pension costs	Bonus payments in 2004
Management Board		(€)	
Rudi de Becker	541,667[1]	526,238[2]	150,000[3]
Tjalling Tiemstra	483,550	178,565	113,262[4]
Rob ter Haar[5]	314,441	419,109[6]	–
Wiet Pot[7]	200,000	–	650,000[8]
Supervisory Board[9]			
Jan Kalff	42,000	–	–
Dudley Eustace	38,500	–	–
Bernard Bourigeaud[10]	23,333	–	–
Theo de Raad[10]	23,333	–	–
Frans Corpeleijn[11]	11,667	–	–
Thomas Yasuda[11]	11,667	–	–
Total	**1,690,158**	**1,123,912**	**913,262**

1 Reflects ten months of employment, started 1 March 2004. Mr. De Becker's full 12-month base yearly remuneration level is €650,000.

2 Mr. De Becker received a one-off pension contribution of €325,000, which is included in this amount. The remaining €201,238 represents his standard annual pension contribution.
3 Reflects a one-off signing bonus.
4 This bonus, although related to financial year 2003, was paid during financial year 2004, reflecting payment of the STI bonus.
5 Reflects six months of employment, ending 30 June 2004.
6 Mr. Ter Haar's severance package includes a continuation of pension accrual for three years from the end of his term of employment.
7 Reflects four months of employment, ending 30 April 2004.
8 Mr. Pot's bonus package includes a €250,000 signing bonus, and a €400,000 contingent bonus for 2004, paid at the end of his term of employment.
9 Base yearly remuneration for members of our Supervisory Board includes a committee fee of €7,000 on an annual basis, for all members of our Supervisory Board who serve on the Remuneration or Audit Committees.
10 Reflects eight months of membership, started 1 May 2004.
11 Reflects four months of membership, ending 30 April 2004.

In 2005, we expect to pay substantially the same base salary and pension levels to our CEO and CFO that we paid in 2004, not including any one-off pension contribution, and subject to modification by the Supervisory Board.

Management Board

General

Our Supervisory Board, in accordance with our remuneration policy and upon a proposal of our Remuneration Committee, determines the remuneration of the members of our Management Board. Our Remuneration Committee consists of Messrs. Kalff (Chairman) and Bourigeaud. Mr. De Becker may attend meetings of our Remuneration Committee.

Our Remuneration Committee annually assesses whether any adjustment to the terms of employment of the members of our Management Board is appropriate. The Committee's decision takes into account the fact that the terms of employment should be competitive in comparison with international operating companies based in The Netherlands. In this respect, the Committee particularly looks at companies that are similar to us in size and complexity. It is the policy of our Supervisory Board to make a substantial part of management's remuneration dependent on our operating results.

In 2004, the total cost of the remuneration of our Management Board amounted to €4,542,000. In addition to the amounts included in the table above, this total includes the €801,824 severance payment to Mr. Ter Haar, as described below.

The details of our current remuneration policy are as follows:

Annual base salary

The annual base salary for the members of our Management Board for the year ended 31 December 2004 is described in the table above.

The members of our Management Board are entitled to a company car. The members of our Management Board also receive a contribution to the premium for our collective health insurance scheme, other customary schemes such as disability insurance and re-imbursement of telephone costs.

The members of our Management Board currently receive a fixed allowance of €570 per person per month for business expenses not otherwise reimbursed.

In recruiting new members of senior management, and in order to attract the appropriate candidate should market circumstances dictate, the Supervisory Board may decide to grant a signing bonus or an additional pension contribution to compensate for any pension lost upon departure from a prior position held.

Up to 1 January 2004, members of our Management Board were appointed for an

indefinite term. For members appointed from 1 January 2004, a maximum contract period of four years will apply.

Pension
The members of our Management Board participate in a pension scheme. The costs of this pension scheme in 2004 are set out in the table above.

Bonus schemes

Annual bonus ("Short Term Incentive")
On the basis of the Short Term Incentive ("STI") scheme, an annual bonus may be payable to members of our Management Board dependent on achieving certain predetermined goals. The STI bonus may amount up to 80% of annual base salary and is partly dependent on financial results, partly on operational results, as defined by the Supervisory Board, and partly on the personal performance of the board member.

Our 2003 STI bonus, which was payable in 2004, is reflected in the table above.

Three-year bonus ("Long Term Incentive")
The Long Term Incentive ("LTI") scheme is a bonus scheme paid to members of our Management Board over a rolling three year period. Under the LTI scheme, a bonus amount is determined one year after the start of the bonus period, based on the accomplishment of certain performance criteria in that first year. One-half, or 50%, of the LTI bonus is awarded after the second year and the remaining 50% is awarded after the third year, as long as the member concerned is still in our employ. Since 1 January 2004, the LTI has been based on the achievement of the same pre-determined performance criteria as the STI. The LTI bonus for members of our Management Board may amount up to 40% of annual base salary.

Under the provisions of the Performance Share Plan described below, the net remainder (after tax) of any LTI bonus shall be invested in our shares.

Performance share plan
The Performance Share Plan was introduced to assist members of our Management Board in building up a substantial ownership of our shares. The entire net remainder (after tax) of any given year's LTI bonus, as well as a sum equal to at least half of any profit (after tax) from exercising options granted shall be invested in our shares. Additionally, the net remainder (after tax) of the shares granted under our share granting programme, as described below, shall become subject to the Performance Share Plan. A loyalty premium will be granted on all shares granted under the Performance Share Plan which are retained for at least two years. This premium amounts to 50% for each period of two years that such shares are retained, and is to be invested in our shares. These latter 'premium shares' do not qualify for future premiums. Any entitlement to this premium is cancelled following voluntary resignation or termination for 'cause'.

Shares granted under the Performance Share Plan may not be sold during the period of employment.

Mr. De Becker does not participate in the Performance Share Plan.

Since the advent of the Performance Share Plan, no investment in our shares or loyalty premium has accrued under the plan.

Conditional share granting programme
Starting in 2004, the members of our Management Board participate in our conditional share granting programme. Conditional shares offered will be awarded as unconditional Ordinary Shares three years after the offer date only if, on average, 50% or more of the maximum STI bonus has been achieved in these three years, and if the holder of the conditional shares is still employed by us at the time of award.

Conversion of conditional shares to an award of unconditional Ordinary Shares for a given year will take place on the fifth business day following the publication of our annual

report. If the STI bonus is, on average, between 40% and 50% of the maximum STI bonus for a given period, we will offer only one-half as many conditional shares as we would if 50% of the maximum STI bonus were achieved. If less than 40% of the maximum STI bonus is achieved, we will award no conditional shares.

Under the terms of Mr. De Becker's employment contract, we have offered him 100,000 Ordinary Shares in 2004 (which were awarded to him on 2 March 2005), offered him 100,000 conditional shares in 2005 and will offer him 100,000 conditional shares in 2006 and 2007. Mr. De Becker's conditional shares will become unconditional Ordinary Shares one year after the offer date only if 50% or more of the maximum STI bonus has been achieved in the previous year and if Mr. De Becker is still employed by us at the time of award.

In principle, the conditional shares are cancelled upon termination of employment, except in the event of retirement at normal retirement age. When conditional shares are awarded, up to half of the Shares may be sold to cover income tax exposure. The net remainder (after tax) of the shares awarded shall be invested in our shares, under the provisions of the Performance Share Plan described above.

The annual number of conditional shares offered to each member of our Management Board may not exceed 100,000.

Management Board Outstanding Conditional Shares (as at 23 March 2005)

	Offered since 1 Jan 2004	Awarded in 2005	Offered and outstanding as at 23 Mar 05	Nominal share price (€)	Award date of offering and outstanding conditional shares[1]
Rudi de Becker	200,000	100,000	100,000	1.20	Feb/Mar 06
Tjalling Tiemstra	90,000	–	90,000	1.20	Feb/Mar 07
					Feb/Mar 08
Total	**290,000**	**100,000**	**190,000**	–	–

1 Subject to fulfilment of performance conditions.

Other Employees Outstanding Conditional Shares (as at 31 December 2004)

Offered since 1 Jan 2004	Awarded since 1 Jan 2004	Offered and outstanding as at 31 December 2004	Nominal share price (€)	Awarded date of offered and outstanding conditional shares[1]
–	349,300	349,300	1.20	Feb/Mar 07

1 Subject to fulfilment of performance conditions.

Option programme

General

Members of our Management Board, certain other members of management and certain head office employees participate in our senior management share option programme. The offer of share options is a conditional element of remuneration. All or part of a given year's grant of share options are cancelled if, on average, less than 50% of the maximum STI bonus is achieved in the first three years after the offer date. Furthermore, all share option agreements contain provisions to prevent exercise during the first three years after

they are offered. In principle, any unexercised share options are forfeited upon termination of employment, except in the event of retirement at normal retirement age.

When share options are exercised, a sum equal to at least half of any profit (after tax) from exercising share options shall be invested in our shares, under the provisions of the Performance Share Plan described above.

The annual number of share options offered to each member of our Management Board may not exceed 200,000.

For members of our Management Board and for selected members of our senior staff, our Supervisory Board has confirmed its intention to decide that, upon a change in control, outstanding options become immediately exercisable.
The following share options have been offered the members of our Management Board:

Management Board Stock Options Granted (as at 23 March 2004)

	Year offered	Share options offered	Excercise price (in €)	Expiration date	Share options expired/ exercised	Total share options outstanding
Tjalling Tiemstra	2003	50,000	3.42	11 Mar 2008	–	50,000
	2004	135,000	1.91	27 Apr 2012	–	135,000
	2005	135,000	2.12	1 Mar 2013	–	135,000
Total						**320,000**

1 Mr. De Becker has not been granted any share options to-date.

Employee options
An employee option programme is in place for our employees. The table below reflects the number of outstanding options from 1998 until 23 March 2005.

Employee Stock Options (as at 31 December 2004)

Term (years)	Year offered	Options out-standing at 1 Jan 2004	Offered since 1 Jan 2004	Exercised since 1 Jan 2004	Forfeited or expired since 1 Jan 2004	Options out-standing	Exercise Price (€)	Expiry Date
J.S.T. Tiemstra								
5	2003	50,000				50,000	3.42	11 Mar 08
8	2004		135,000			135,000	1.91	27 Apr 12
Other employees								
5	1999	3,276			3,276	0	26.85	4 Mar 04
8	1999	17,000				17,000	22.10	1 Sep 07
8	1999	3,333			457	2,876	26.85	5 Mar 07
5	2000	4,985			858	4,127	17.47	28 Feb 05
8	2000	17,610			2,261	15,349	17.47	11 Mar 08
8	2000	81,000			45,000	36,000	20.00	11 Mar 08
5	2001	121,000			87,000	34,000	20.00	6 Mar 06
5	2001	50,000			50,000	0	20.00	30 Apr 04
5	2001	25,000			25,000	0	20.00	31 May 04
5	2001	10,728			2,033	8,695	23.90	6 Mar 06
8	2001	20,000				20,000	20.00	6 Mar 09
8	2001	4,000			4,000	0	23.90	6 Mar 09
5	2002	2,500			79	2,421	23.23	5 Mar 07
8	2002	44,000				44,000	20.00	5 Mar 10

8	2002	164,539			125,117	39,422	23.23	5 Mar 10
5	2003	142,215			108,850	33,365	3.42	11 Mar 08
8	2003	431,970			52,900	379,070	3.42	11 Mar 11
8	2004		1,359,438		290,670	1,068,768	1.91	27 Apr 12
Total		**1,193,156**	**1,494,438**	-	**797,501**	**1,890,093**		

Option Weighted Averages (as at 31 December 2004)

(Range of) Exercise Prices (in €)	Options Outstanding at 31 Dec 04	Weighted average exercise price of outstanding options (in €)	Weighted average remaining contractual life of outstanding options (in years)	Options exercisable as at 31 Dec 04	Weighted average exercise price of exercisable options (in €)	Weighted average remaining contractual life of exercisable options (in years)
1.91	1,203,768	1.91	7.33	-	-	
3.42	462,435	3.42	5.65	-	-	-
17.47	19,476	17.47	2.55	19,476	17.47	-
20.00	134,000	20.00	3.48	90,000	20.00	2.55
22.10 - 26.85	70,414	23.19	3.85	28,571	23.13	2.65
Total	**1,890,093**			**138,047**		

Hedging of option exposures

Our current policy is not to hedge any exposure arising from personal options granted. When options are exercised or conditional shares granted under our share granting programme become unconditional, we will issue new shares, subject to approval of the shareholders, or buy shares in the market, whichever is more appropriate given prevailing market conditions.

Loans

As a policy, we do not provide or guarantee loans to members of our Management Board.

Shareholding and Interests

Pursuant to our share granting program, Mr. De Becker's 100,000 conditional shares were offered in 2004, and were awarded in March 2005. Mr. De Becker is the only member of our Management Board who owns our Ordinary Shares. We have, however, granted certain members of our Management Board options to acquire Ordinary Shares. See "General Corporate Information – Share Capital – Options".

There are no material or unusual transactions or agreements, other than the employment agreement and change of control severance agreements described below, between us and the members of our Management Board, their direct family members or legal entities in which they hold a substantial interest and which were affected during the current or immediately preceding financial year or during an earlier financial year and remain in any respect outstanding or unperformed.

Change of control severance payments

Change of control severance payments to members of our Management Board will be triggered if:

i) we discontinue their employment following a takeover, merger, or any other event in which we undergo a change of control; or

ii) within one year after a takeover, merger, or any other event in which we undergo a change of control, the member of our Management Board terminates his employment

due to a material difference of opinion with our new Management Board or Supervisory Board, or due to a material alteration in his powers or responsibilities. In the event of either (i) or (ii) above, members of our Management Board are entitled to a change of control severance payment, apart from the usual payment of salary, equal to two and one-half times total yearly remuneration, or the aggregate total yearly remuneration for the remainder of the contract period, whichever is less. For purposes of these payments, a "change of control" is any material change in the ownership or control of our outstanding ordinary shares. For purposes of calculating a change of control severance payment, the total yearly remuneration is defined to include (i) the base salary at the moment of termination, (ii) the yearly pension accrual, (iii) 25% of the maximum STI bonus payable, and (iv) 25% of the maximum LTI bonus payable.

Any such change of control severance payment will be payable in three parts. We will pay the first third of the total severance payment immediately on the date of termination. We will pay the second and the final part of the total change of control severance payments six and nine months after termination, respectively, provided that at the time of the relevant payment the member has not accepted another position with a base salary equal to or higher than 75% of the base salary we paid at the moment of termination.

The term of this change of control severance agreement will be agreed between the Supervisory Board and the member of the Management Board. Upon the expiration of any such change of control severance agreement a new term will need to be agreed upon.

Under the terms of our current agreement with Mr. Tiemstra's, which is valid until 1 April 2006, change of control severance payments as described above will also be triggered if we discontinue his employment following a material alteration in our organisation that results in a material alteration of his powers and responsibilities.

Under the terms of our 2003 agreement with Mr. Ter Haar, our former CEO, we paid him a severance payment of €801,824 in 2004. We will pay him a further €400,912 on 1 April 2005 if he has not found a suitable new position elsewhere by that date.

In the event of involuntary removal for any reason other than a change of control, the members of the Management Board are not entitled to claim any previously agreed severance package. This means that, if a member's employment contract is terminated involuntarily, compensation will be determined on the basis of the applicable legal regulations, the cause or reasons for the termination, and the salary level and legal position of the party concerned.

Certain of our employment agreements with key personnel contain an individual severance payment, the most material of which are as follows:

Material Severance Arrangements (as at 31 December 2004)

Name	Position	Maximum Severance Payment (in €)	Trigger
Rudi De Becker[1]	CEO	2,950,000[2]	Change of Control
Tjalling Tiemstra	CFO	2,200,000[2]	Change of Control
David Gabriel[3]	CEO, Hagemeyer North America	615,000 769,000	Involuntary Termination Change of Control
Fernando Cogollos	CEO, ABM (Spain)	193,800 387,600	Involuntary Termination Change of Control
Ulf Gundemark	CEO, Nordics/ Elektroskandia Sweden	603,000	Involuntary Termination

Espen Asheim	CEO, Elektroskandia Norway	290,000	Involuntary Termination

1 Mr. De Becker will not be entitled to a severance payment in an amount greater than the remuneration he is due for the remainder of his term of employment.

2 This amount is variable year-to-year to the degree it is dependent on the variable yearly pension and LTI accrual for each individual.

3 Amounts for Mr. Gabriel indicate approximate euro equivalents of U.S. dollar amounts.

Supervisory Board

The remuneration of the members of our Supervisory Board is determined by the annual general meeting of our shareholders in accordance with Article 28 of our articles of association. Our Supervisory Board takes the initiative in proposing adjustments to its remuneration to the annual general meeting of our shareholders, when it deems an adjustment to be appropriate.

In addition to fixed annual remuneration, we also pay the members of our Supervisory Board a fixed allowance of €250 per person per month for business expenses not otherwise reimbursed.

We have not granted any Supervisory Board members a loan, or rights to obtain Ordinary Shares. Mr. De Raad owns 2,620 of our Ordinary Shares, and is the only member of the Supervisory Board who owns our Ordinary Shares.

None of the members of our Supervisory Board has any other business relationship with our group from which personal benefit could be obtained.

Employees (Full-time Equivalents)

Our actual number of employees (full-time equivalents) declined from 22,510 at 31 December 2002 to 19,057 at 31 December 2003 and 17,680 at 31 December 2004, primarily as a result of reorganisations in the core PPS activities and the disposal of various operating subsidiaries, including Tech Pacific. The number of our employees (full-time equivalents) that were made redundant in 2004 as part of our turnaround was 590. This headcount reduction fell short of the original target of 1,000 FTE's for 2004. In addition to an increase in headcount in our Mexican operation, necessary to serve a very large contract regained in 2004, the adoption of a centralised logistics model in the United Kingdom, proved an obstacle for fully achieving headcount and cost reduction targets for 2004 without once more seriously hurting customer service. The U.K. headcount and cost reductions, originally planned for 2004, will be achieved once the changed logistics model is implemented by mid 2005.

The following table shows our actual number of employees (full-time equivalents) at 31 December in 2002, 2003 and 2004.

Year	Group-wide Total	PPS	ITPS	Agencies / Consumers	Corporate / Other
2002	22,510	19,009	1,484	1,805	212
2003	19,057	17,596	–	1,360	101
2004	17,680	16,517	–	1,088	75

ORDINARY SHARE PRICE INFORMATION

Our Ordinary Shares are listed on Euronext Amsterdam. The following table sets out the high and low closing prices and the average daily trading volume of our Ordinary Shares on Euronext Amsterdam from 1999 to 2004, as reported by Bloomberg[1]:

(Price in €) **Period ending 31 December**	**High**	**Low**	**Average Daily Volume**
1999	36.50	19.23	381,718
2000	32.61	16.62	549,556
2001	26.09	12.27	358,729
2002	26.80	6.08	373,118
2003	7.51	1.76	1,462.451
2004	2.28	1.34	7,880,357

The following table sets out the high and low closing prices and the average daily trading volume for our Ordinary Shares on Euronext Amsterdam from 1 January 2004 to 31 December 2004, as reported by Bloomberg[1].

(Price in €) **Period ending on the last day of**	**High**	**Low**	**Average Daily Volume**
January 2004	1.84	1.34	21,921,735
February 2004	2.11	1.58	15,998,082
March 2004	2.28	1.61	17,653,896
April 2004	1.99	1.75	7,402,357
May 2004	1.86	1.63	4,823,692
June 2004	1.79	1.69	2,785,192
July 2004	1.87	1.67	3,138,750
August 2004	1.85	1.45	6,341,254
September 2004	1.56	1.44	3,727,573
October 2004	1.60	1.43	3,078,288
November 2004	1.53	1.35	3,678,554
December 2004	1.73	1.56	4,691,175
January 2005	1.93	1.67	7,893,173
February 2005	2.24	1.94	12,131,592

1 Historic share prices before 15 January 2004 have been adjusted by Bloomberg to reflect our rights issue in 2004.

The following table sets out the intra-day high and low prices and the daily trading volume of our Ordinary Shares on Euronext Amsterdam from 14 February 2005 to 22 March 2005, as reported by Bloomberg[1]:

(Price in €)

Period ending on	High	Low	Volume
14 February 2005	2.14	2.11	3,432,854
15 February 2005	2.14	2.11	3,403,498
16 February 2005	2.14	2.10	4,438,073
17 February 2005	2.25	2.12	13,527,842
18 February 2005	2.28	2.20	12,053,794
21 February 2005	2.27	2.17	12,607,959
22 February 2005	2.21	2.07	13,488,271
23 February 2005	2.17	2.06	13,264,006
24 February 2005	2.21	2.07	31,234,213
25 February 2005	2.21	2.15	12,300,674
28 February 2005	2.19	2.15	7,057,366
1 March 2005	2.16	2.10	10,780,747
2 March 2005	2.17	2.08	11,224,639
3 March 2005	2.15	2.08	10,066,830
4 March 2005	2.16	2.10	7,899,866
7 March 2005	2.15	2.11	5,288,058
8 March 2005	2.12	2.08	7,665,392
9 March 2005	2.12	2.08	2,570,552
10 March 2005	2.10	2.06	3,623,846
11 March 2005	2.11	2.08	2,462,385
14 March 2005	2.10	2.07	2,925,369
15 March 2005	2.09	2.07	2,687,183
16 March 2005	2.07	1.99	17,888,104
17 March 2005	2.01	1.92	15,259,646
18 March 2005	2.02	1.96	5,683,898
21 March 2005	2.05	1.99	7,537,784
22 March 2005	2.03	1.97	11,141,940

1 Historic share prices before 15 January 2004 have been adjusted by Bloomberg to reflect our rights issue in 2004.

The following graph shows our share price performance over the period indicated.

Share price performance


2.5
2
1.5
1
0.5
0
16/03/2004
15/04/2004
13/05/2004
10/06/2004
08/07/2004
05/08/2004
02/09/2004
30/09/2004
28/10/2004
25/11/2004
23/12/2004
20/01/2005
17/02/2005

GENERAL CORPORATE INFORMATION

General

We are a public company with limited liability organised under Dutch law (*naamloze vennootschap*). We were incorporated on 17 June 1920 and are registered with the Chamber of Commerce of Gooi- en Eemland under Trade Register number 32028710. While our statutory seat is in Amsterdam, our main executive office is located at Rijksweg 69, 1411 GE Naarden, The Netherlands.

Share Capital

Authorised Share Capital and Types of Shares

Our authorised share capital (*maatschappelijk kapitaal*) amounts to €810,000,000 and is divided into 675,000,000 Ordinary Shares. Our Ordinary Shares have a nominal value of €1.20 each. Each ordinary share gives its holder one vote at general meetings of our shareholders. With the exception of a limited number of our Ordinary Shares held in registered form, all of our issued and outstanding Ordinary Shares are represented by a single share certificate kept in custody by Euroclear Netherlands for the benefit of the participants (*deelgenoot*) in the collective deposit (*verzameldepot*) of Ordinary Shares of an institution which is an associated institution (*aangesloten instelling*) within the meaning of the Securities Giro Transfer Act (*Wet giraal effectenverkeer*), all within the meaning of the Securities Giro Transfer Act.

Outstanding Shares

All Ordinary Shares outstanding (*geplaatst kapitaal*) as at the date of this prospectus have been fully paid-up. The following table shows the development in the number of outstanding shares over the past three years:

		As at 31 December		
	At present	2004	2003	2002
Ordinary Shares	516,191,042[1]	516,091,042	109,459,256	109,459,256

1 Includes the 100,000 Ordinary Shares awarded to Mr. De Becker.

Upon conversion of the Bonds, shareholders may expect dilution of 9.24% based on the current outstanding number of Ordinary Shares and on the initial Conversion Price.

Shareholders with Holdings Greater Than 5%

On 28 January 2004, Pictet & Cie. reported a 6.95% capital interest (*kapitaalbelang*) and a 6.95% voting interest (stemrecht) with the public register maintained with the AFM pursuant to the 1996 Act on the disclosure of Holdings in Listed Companies (*Wet melding zeggenschap 1996*).

Key Provisions of the Articles of Association

The following description, amongst other things, summarises certain provisions of our articles of association, and does not purport to be either exact or complete. Parenthetical references refer to our articles of association in current form, as last amended on 2 February 2004. We intend to amend our articles of association at the next general meeting of our shareholders to bring our articles in line with applicable Dutch legislation and the Dutch Corporate Governance Code (the "Code"). The key proposed amendments to our articles of association are described under "--Proposed Amendments to our Articles of Association" below.

Name, Seat, Object (Article 2)

Our corporate name is Hagemeyer N.V. We have our statutory seat in Amsterdam. Our objectives are to participate in, control, manage and finance enterprises and companies, to provide security for the debts of subsidiaries and to do all that is connected therewith or may be conducive thereto.

Issue of Shares and Pre-Emptive Rights (Articles 10 and 11)

The general meeting of our shareholders is the body with authority to pass resolutions to

issue shares, though it may delegate such authority to another corporate body. The general meeting of our shareholders held on 21 April 2004 delegated to our Management Board until 21 October 2005 the authority to issue shares up to a maximum of 10% of our outstanding share capital, and an additional 10% in case of an acquisition or merger. A resolution of our Management Board to issue shares requires the approval of our Supervisory Board.

All holders of our Ordinary Shares have a pro rata pre-emptive right to participate in an issue of Ordinary Shares or rights to subscribe for Ordinary Shares. This pre-emptive right can be restricted or excluded by a general meeting of our shareholders or another corporate body designated by a general meeting of our shareholders. Shareholders have no pre-emptive rights with respect to shares issued for a non-cash contribution. Pre-emptive rights have been excluded in connection with the Offering.

Acquisition of our Own Shares (Article 15)
The general meeting of our shareholders held on 21 April 2004 delegated to our Management Board until 21 October 2005 the authority to acquire shares in our own capital, up to the legal maximum of 10% of our outstanding share capital. This authorisation applies for a period of no longer than eighteen months and is generally renewed each year. A resolution to acquire shares in our own capital requires the approval of our Supervisory Board.

Management Board (Articles 17-24)
We are managed and represented by a Management Board, the members of which are appointed, suspended, and dismissed by the general meeting of our shareholders. Members of our Management Board may be appointed upon a binding nomination of a combined meeting of our Management and Supervisory Board. In the absence of such binding nomination, any appointment requires a resolution by the general meeting of our shareholders adopted with a majority of two-thirds representing more than 50% of our outstanding share capital. The suspension or dismissal of a member of our Management Board requires a simple majority of the votes cast at the general meeting of our shareholders if the proposal was made by the combined meeting of our Management Board and Supervisory Board. In the absence of such proposal, any resolution to suspend or dismiss a member of our Management Board must be adopted with a majority of two-thirds of votes cast representing more than 50% of our outstanding share capital.

In the event of a conflict of interest between us and a member of our Management Board, we will be represented by another member of our Management Board or a member of our Supervisory Board appointed by our Supervisory Board for this purpose.

The remuneration of our Management Board is set by a resolution of our Supervisory Board.

We have no age limit for members of our Management Board.

Supervisory Board (Articles 25-30)
Our Supervisory Board consists of three or more members who are appointed and who can also be suspended and dismissed by the general meeting of our shareholders. Members of our Supervisory Board may be appointed upon a binding nomination of a combined meeting of our Management and Supervisory Board. In the absence of such binding nomination, any appointment requires a resolution by the general meeting of our shareholders adopted with a majority of votes, or a majority of two-thirds of votes cast representing more than 50% of our outstanding share capital. The suspension or dismissal of a member of our Supervisory Board requires a simple majority of the votes cast at the general meeting of our shareholders if the proposal was made by the combined meeting of our Management Board and Supervisory Board. In the absence of such proposal, any resolution to suspend or dismiss a member of our Supervirsory Board must be adopted with a majority of two-thirds of votes cast representing more than 50% of our outstanding share capital.

The appointment and retirement of Supervisory Board members follow a rotation schedule based on four-year terms of office after which period Supervisory Board members can be

re-appointed. Resolutions adopted by our Supervisory Board require a simple majority vote.

Combined Meeting (Article 31)

A combined meeting of our Management Board and our Supervisory Board consists of the members of our Supervisory Board and Management Board, and will take place at the request of the Chairman of our Supervisory Board, any two other members of our Supervisory Board, or our Management Board. Resolutions adopted by a combined meeting require a simple majority vote.

General Meeting of Shareholders (Articles 11, 16, 18, 26-27, 39-46, and 49)

We hold an annual general meeting of our shareholders each year, no later than in the month of June. Either our Supervisory Board or our Management Board can convene a general meeting of our shareholders. Shareholders must receive a minimum of 15 days notice of a general meeting; this notice should specify the subjects to be discussed or state that these are available for examination at our registered offices. Meetings are to be held in Amsterdam and are presided over by the Chairman of our Supervisory Board or his substitute. Minutes of the meeting are to be taken and adopted by the chairman and secretary of the meeting. Shareholders and holders of depositary receipts who solely or jointly represent one percent or more of our issued share capital may submit a proposal to put items on the agenda.

Resolutions require a simple majority of votes cast unless the law or our articles of association require a larger majority. Resolutions requiring a supermajority include:

- if less than 50% of our outstanding share capital is represented, a two-thirds majority of votes cast is required to approve any resolution to limit or exclude pre-emptive rights or to designate a corporate body to adopt any such resolution (Article 11-8);

- if less than 50% of our outstanding share capital is represented, a two-thirds majority of votes cast is required to approve any resolution to reduce our outstanding share capital (Article 16-5);

- the appointment of members of our Management Board and Supervisory Board requires a resolution of the general meeting of our shareholders upon either a binding or a non-binding nomination of the combined meeting of our Management Board and our Supervisory Board. A binding nomination contains at least two persons for every vacancy. A two-thirds majority of votes cast, representing more than 50% of our outstanding share capital, is required to rescind the binding nature of a binding nomination or override a non-binding nomination of any new member of our Management Board or our Supervisory Board, as forwarded for approval by a combined meeting of our Management Board and our Supervisory Board (Articles 18-4, 18-5 and 26-2);

- absent a proposal of the combined meeting of our Management Board and our Supervisory Board, a two-thirds majority of votes cast, representing more than 50% of our outstanding share capital, is required for suspension or dismissal of members of our Management Board or our Supervisory Board (Articles 19-2 and 27-2); and

- absent a proposal from a combined meeting of our Management Board and our Supervisory Board, a two-thirds majority of votes cast, representing more than 50% of our outstanding share capital, is required to amend our articles or association, or to approve our dissolution, legal merger, or split-up (Article 49-1).

Extraordinary General Meeting of Shareholders (Article 40)

An extraordinary general meeting of our shareholders can be convened by our Management Board or our Supervisory Board as often as either board deems necessary. Alternatively, an extraordinary general meeting of our shareholders can be convened by court order at the request of any shareholders representing at least 10% of our outstanding share capital.

We will announce any extraordinary general meeting of our shareholders in a national

newspaper which is distributed daily in The Netherlands and also in the Daily Official List (*Officiële Prijscourant*) of Euronext Amsterdam.

Appropriation of Profits and Dividend (Article 36-38)
On an annual basis our Management Board will, with the approval of our Supervisory Board, determine what part of any distributable profit is to be appropriated to reserves. After appropriation to reserves, all profits remaining shall be at the disposal of the general meeting of our shareholders, to be paid as dividends to our shareholders. No dividend to our shareholders may be distributed for any year in which we sustain a loss, and no dividend to our ordinary shareholders will be paid in subsequent years until any losses sustained in prior years are fully recovered by our profits. We will only pay dividends to our shareholders to the extent such dividends do not exceed the distributable part of our shareholders' equity, and we will not pay any dividends to our shareholders until after the adoption of the annual accounts in which it appears that such distribution is permitted. Following a proposal of the combined meeting of our Management Board and our Supervisory Board, the general meeting of our shareholders may resolve that a payment of dividends to our shareholders will fully or partially be made in our Ordinary Shares rather than in cash.

A combined meeting of our Management Board and our Supervisory Board may resolve to pay an interim dividend up to an amount that does not exceed the distributable part of our shareholders' equity, as evidenced by an interim capital statement.

We will announce the payment of dividends and other benefits in a national newspaper which is distributed daily in The Netherlands and in the Daily Official List (*Officiële Prijscourant*) of Euronext Amsterdam.

Any claim by a shareholder for payment of a distribution is barred after a period of five years.

Amendment of our Articles of Association (Article 49)
A resolution proposed by a combined meeting of our Management Board and our Supervisory Board to amend our articles of association may be adopted by a general meeting of our shareholders with a simple majority vote upon such a proposal. In the absence of such a proposal, a general meeting of our shareholders may nevertheless resolve to amend our articles of association if the resolution is adopted with a majority of at least two-thirds of the votes cast, representing more than 50% of our outstanding share capital.

Distribution of Proceeds Upon Liquidation (Article 50)
Upon a duly approved liquidation, we will distribute any remaining balance to our shareholders.

Proposed Amendments to Our Articles of Association
We intend to amend our articles of association at the next general meeting of our shareholders to bring them in line with applicable Dutch legislation and the Code. The most relevant of these proposed amendments to our articles of association are described below:

Cancellation of the Combined Meeting
The Combined Meeting (the body consisting of the members of the Supervisory Board and the members of the Management Board) shall be abolished. The competence of the Combined Meeting shall accrue to the Supervisory Board (with regard to authority to appoint, suspend and dismiss members of the Management Board and the Supervisory Board) or to the Management Board subject to approval of the Supervisory Board (with regard to authority to make dividend distributions and other distributions to shareholders, amendment of our articles of association, dissolution of the company and legal merger or split up).

Remuneration of the Management Board
Pursuant to section 2:135 of the Dutch Civil Code, we are required to have a policy on the remuneration of the Management Board. This remuneration policy must be adopted by the

general meeting of our shareholders, on the proposal of the Supervisory Board. The remuneration itself will be determined by the Supervisory Board. However, if the remuneration also consists of schemes under which shares or rights to subscribe for shares are granted, such schemes are subject to the approval of the general meeting of our shareholders. It is proposed to include provisions in our articles of association to this effect.

Approval of Resolutions of the Management Board
Our current articles of association contain a provision listing certain resolutions of the Management Board that are subject to the approval of the Supervisory Board. It is proposed to include a provision to the effect that the Supervisory Board may also require other resolutions of the Management Board to be submitted for its approval.

In order to bring our articles of association in line with section 2:107a of the Dutch Civil Code, it is furthermore proposed to add a new provision to our articles of association, pursuant to which the Management Board will need the approval of the general meeting of our shareholders for such resolutions as are set out in section 2:107a of the Dutch Civil Code. These include resolutions concerning:

- the transfer of (nearly) the entire business of the company to a third party;

- entering into or terminating a long term cooperation or as a fully liable partner in a limited partnership or general partnership between us or one of our subsidiaries and another legal entity or company, if such entry or termination is of fundamental importance for us; or

- the acquisition or disposal, either by us or one of our subsidiaries, of a participation in the capital of a company if the value of such participation is at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes according to our last adopted annual accounts.

Dividends
Within the scope of the policy on additions to reserves and on dividends to be decided on by the general meeting of our shareholders, a proposal to pay a dividend on our Ordinary Shares shall be dealt with separately. Consequently, the determination of dividends on our Ordinary Shares will be a separate item on the agenda of the annual general meeting of our shareholders.

Right to Request Items to be Put on the Agenda
In accordance with section 2:114a of the Dutch Civil Code, it is proposed to include a provision in our articles of association stating that, in addition to shareholders representing, individually or in aggregate, at least 1% of our issued capital, shareholders representing, individually or in the aggregate, at least a value of €50,000,000 of our equity according to the Official Price List of Euronext Amsterdam N.V., also have the right to request the Management Board or the Supervisory Board to place items on the agenda of the general meeting of our shareholders.

These requests have to be honoured by the Management Board or the Supervisory Board on the condition that (i) important company interests (*zwaarwichtige belangen van de vennootschap*) do not dictate otherwise and (ii) the request is received by the Management Board or the chairman of the Supervisory Board in writing at least 60 days before the date of the general meeting of our shareholders.

Date of Registration
In line with the Code and pursuant to section 2:119 of the Dutch Civil Code, our articles of association will provide that the Management Board is authorised to determine at the time of convocation of a general meeting of our shareholders, that with regard to shares in our capital, the persons who are entitled to attend and vote at the relevant meeting shall be determined on the basis of the names of persons who are registered as being the holders of shares in a register designated thereto by the Management Board on a date specified in the convocation notice of that meeting, irrespective of whether or not these

persons are actually entitled to those shares on the date of the general meeting of our shareholders.

The final day of registration shall not be set earlier than seven days before the day of the meeting. The day of registration and the procedure for registration by persons who have the right to vote or to attend meetings, shall be stated upon convocation of the meeting. The Management Board can exercise the power stated above at its sole discretion; it is not obliged to do so.

Release from Liability of the Members of the Management Board and of the Supervisory Board

The release from liability of the members of the Management Board and of the Supervisory Board shall be put on the agenda of the annual general meeting of our shareholders as two separate items.

Indemnification

Recent developments in Dutch and foreign company law demonstrate the increasing frequency with which the members of a company's Management Board and Supervisory Board are held personally liable for decisions they make in the interest of the company in their capacity as members of the Management Board or Supervisory Board. In this light, we will propose an indemnification clause for inclusion in our articles of association in which it is specified in what situations (former) members of the Management Board and Supervisory Board shall be indemnified by us for the reasonable costs connected with performing their tasks. The indemnification does not relate to costs that have already been covered by any professional liability insurance. The indemnification provision will provide that if the act or omission giving rise to such claim is improper, or warrants serious reproach, the costs of the defense and any other financial loss shall be paid by the Management Board or Supervisory Board member concerned.

Corporate Structure

Hagemeyer N.V. operates as a holding company whose primary purpose is to hold shares of our regional operating subsidiaries.

Listed below are the minority holdings of our operating subsidiaries that we believe are material to an assessment of our assets and liabilities, our financial position or our profit or loss and in which we hold at least 10% of the outstanding capital.

Minority Shareholdings (as at 31 December 2004)

Company	Country	Subsidiary group	Stake
El-Centrum SA	Poland	El-Centrum	50%
Lion-Vallen Limited Partnership	U.S.	Vallen	50%
Monet Associates, LLC	U.S.	CamBar	50%
Cosa Liebermann (Thailand) Ltd.	Thailand	HCL	46.15%
International Supply Consortium, Inc.	U.S.	CamBar	33.33%
Bally Hong Kong Ltd.	China	HCL	25%
Colorado B.V.	The Netherlands	Fodor	30%
Fujicolor Benelux	Belgium	Fodor	30%
Fujicolor Benelux N.V.	The Netherlands	Fodor	30%
Photofinishing Holding International	The Netherlands	Fodor	30%
MA Elektro-Informations GmbH & Co.	Germany	Fröschl	16.67%

Publication of Annual and Semi-Annual Figures

Our Management Board will each year, within six months after the end of a financial year, publish the annual accounts of the twelve months ending with 31 December together with a report of our Management Board on our affairs and the conduct of management. Our Management Board will each year, within four months after the first half year has lapsed, publish a semi-annual statement including unaudited semi-annual accounts. The annual report and semi-annual statement will be available free of charge (to a limited number) at our offices at Rijksweg 69, 1411 GE Naarden, The Netherlands.

Notices to Shareholders

We will announce all notices to our shareholders in a national newspaper which is distributed daily in The Netherlands, and also in the Daily Official List (*Officiële Prijscourant*) of Euronext Amsterdam.

Corporate Governance Policy

We believe that good corporate governance is in the interest of our shareholders and all of our other stakeholders. Consequently, we are committed to integrity and transparency in every aspect of our business, as well as to proper supervision of our business conduct and accountability to our stakeholders. In this spirit, we embrace the adoption of the Dutch Corporate Governance Code and, after the proposed amendment of our articles of association, as described under "Proposed Amendments to Our Articles of Association" above, we will act in the spirit of all of the Code's principles and best practice provisions, with the exception of the best practice provisions regarding:

- the term of appointment of members of the Management Board (Best Practice Provision II.1.1);

- the required majority to negate a binding nomination for the appoinment of members of the Management Board and Supervisory Board (Best Practice Provision IV.1.1);

- the maximum amount of severance payments payable to members of the Management Board (Best Practice Provision II.2.7);

- the chairmanship of the remuneration committee (Best Practice Provision III.5.1); and

- the reporting by members of the Management Board and Supervisory Board of transactions in securities (Best Practice Provisions II.2.6, III.7.3).

TAXATION

The information set out below is a general summary of certain Dutch tax consequences in connection with the acquisition, ownership and transfer of Bonds or the Ordinary Shares issuable upon conversion of the Bonds. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular holder of Bonds or the Ordinary Shares issuable upon conversion of the Bonds, who is subject to special tax treatment under any applicable law and it is not intended to be applicable in respect of all categories of holders of Bonds or the Ordinary Shares issuable upon conversion of the Bonds. The summary is based upon the tax laws of The Netherlands as in effect on the date of this prospectus, as well as regulations, rulings and decisions of The Netherlands and its taxing and other authorities available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continuing validity of this summary. Because it is a general summary, we recommend investors or shareholders to consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, ownership and transfer of Bonds or the Ordinary Shares issuable upon conversion of the Bonds, including, in particular, the application to their particular situations of the tax considerations discussed below.

The following summary does not address the tax consequences arising in any jurisdiction other than The Netherlands in connection with the acquisition, ownership and transfer of Bonds or the Ordinary Shares issuable upon conversion of the Bonds. In particular, the following summary does not address the United States tax consequences arising in connection with the acquisition, ownership and transfer of Bonds or the Ordinary Shares issuable upon conversion of the Bonds. Investors and shareholders subject to taxation in any jurisdiction other than The Netherlands, and in particular, investors and shareholders who are United States persons, should consult their own tax advisors as to the tax consequences to them of the acquisition, ownership and transfer of Bonds or the Ordinary Shares issuable upon conversion of the Bonds.

Withholding Tax

Bonds

All payments of interest to be made by us under the Bonds may be made free of withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision thereof or therein.

Ordinary Shares Issuable Upon Conversion of the Bonds

We do not describe the tax consequences for a holder of the Ordinary Shares issuable upon conversion of the Bonds, who may invoke the participation exemption, as laid down in the Dutch Corporate Income Tax Act 1969, regarding the dividends received on the Ordinary Shares issuable upon conversion of the Bonds.

Dividends paid on the Ordinary Shares issuable upon conversion of the Bonds to a holder of such shares are generally subject to a withholding tax of 25% imposed by The Netherlands. The term "dividends" for this purpose includes, but is not limited to:

- distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognised for Dutch dividend withholding tax purposes;

- liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognised for Dutch dividend withholding tax purposes;

- the par value of shares issued to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognised for Dutch dividend withholding tax purposes was made or will be made; and

- partial repayment of paid-in capital, recognised for Dutch dividend withholding tax

purposes, if and to the extent that there are net profits (*zuivere winst*), within the meaning of the Dividend Withholding Tax Act 1965 (*Wet op de dividendbelasting 1965*), unless the general meeting of our shareholders has resolved in advance to make such a repayment and provided that the par value of the shares concerned will be reduced by a corresponding amount by way of an amendment of our articles of association.

A holder of the Ordinary Shares issuable upon conversion of the Bonds who is, or who is deemed to be, a resident of The Netherlands or, if he is an individual, who opts to be taxed as a resident of The Netherlands for purposes of Dutch taxation (a "Resident of The Netherlands"), can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such Resident of The Netherlands is not considered to be the beneficial owner. A holder of the Ordinary Shares issuable upon conversion of the Bonds, who is the recipient of dividends (the "Recipient") will not be considered the beneficial owner of the dividends, if as a consequence of a combination of transactions a person other than the Recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid and the person who retains, whether directly or indirectly, an interest in the shares on which the dividends were paid, is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient ("Dividend Stripping").

A holder of the Ordinary Shares issuable upon conversion of the Bonds, who is not treated as a resident of The Netherlands for purposes of Dutch taxation (a "Non-Resident of The Netherlands") and who is considered to be a resident of The Netherlands Antilles or Aruba under the provisions of the Tax Convention for the Kingdom of The Netherlands (*Belastingregeling voor het Koninkrijk*), or of a country (other than The Netherlands) with which The Netherlands has concluded a double taxation convention under the provisions of such convention, the following may apply. Such shareholder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of The Netherlands or such double taxation convention, be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax. In addition, subject to certain conditions and based on Dutch legislation implementing the Parent Subsidiary Directive, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities that are resident of another EU-member state.

The concept of Dividend Stripping, described above, may also be applied to determine whether a Non-Resident of The Netherlands may be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax.

EU Directive on Taxation of Savings Income

On 3 June 2003, the Council of the European Union adopted directive 2003/48/EC on the taxation of savings income in the form of interest payments. Under this directive, subject to a number of conditions being met, The Netherlands will, as at 1 July 2005, be required to provide the tax authorities of another member state with certain details of certain payments of interest including but not limited to details about the person regarded as its beneficial owner, paid or secured by a paying agent established in The Netherlands to or for the benefit of an individual resident in that other member state. For this purpose certain information will have to be reported to the competent authority of The Netherlands, or of another EU-member state.

Taxes on Income and Capital Gains

General

The description of taxation set out in this section of this prospectus is not intended for any holder of Bonds or the Ordinary Shares issuable upon conversion of the Bonds:

- who is an individual and for whom the income or capital gains derived from the

Bonds or the Ordinary Shares issuable upon conversion of the Bonds are attributable to employment activities the income from which is taxable in The Netherlands;

- who is an individual and who holds, or is deemed to hold a substantial interest in us (as defined below), or in any entity that is part of a cooperation (*samenwerkingsverband*) to which legally or in fact, directly or indirectly, any part of the proceeds of the Bonds has been made available;

- who is an entity that is a Resident of The Netherlands and that is not subject to or is exempt, in whole or in part, from Dutch corporate income tax;

- who is an entity for which the income or capital gains derived in respect of the Bonds or the Ordinary Shares issuable upon conversion of the Bonds are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969 (*Wet op de vennootschapsbelasting 1969*) ; or

- who is an investment institution (*beleggingsinstelling*) as defined in the Dutch Corporate Income Tax Act 1969.

Generally a holder of Bonds, or the Ordinary Shares issuable upon conversion of the Bonds will have a substantial interest in us ("Substantial Interest") if he holds, alone or together with his partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of the liquidation proceeds. A holder of Bonds or the Ordinary Shares issuable upon conversion of the Bonds will also have a Substantial Interest in us if certain relatives of that holder or of his partner have a Substantial Interest in us. If a holder of Bonds or the Ordinary Shares issuable upon conversion of the Bonds does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Residents of The Netherlands

A Resident of The Netherlands who is an individual and who holds Bonds or the Ordinary Shares issuable upon conversion of the Bonds is subject to Dutch income tax on income and/or capital gains derived from the Bonds or the Ordinary Shares issuable upon conversion of the Bonds at the progressive rate (up to 52%) if:

(i) the holder has an enterprise or an interest in an enterprise, to which enterprise the Bonds and/or the Ordinary Shares issuable upon conversion of the Bonds are attributable; or

(ii) the holder derives income or capital gains from the Bonds or the Ordinary Shares issuable upon conversion of the Bonds that are taxable as benefits from "miscellaneous activities" (*resultaat uit overige werkzaamheden*).

If conditions (i) and (ii) mentioned above do not apply, any holder of Bonds or the Ordinary Shares issuable upon conversion of the Bonds who is an individual will be subject to Dutch income tax on a deemed return regardless of the actual income and/or capital gains benefits derived from the Bonds or the Ordinary Shares issuable upon conversion of the Bonds. The deemed return amounts to 4% of the average value of the holder's net assets in the relevant fiscal year (including the Bonds or the Ordinary Shares issuable upon conversion of the Bonds) insofar as that average exceeds the exempt net asset amount (*heffingsvrij vermogen*). The deemed return is taxed at a flat rate of 30%.

A Resident of The Netherlands who is an entity will generally be subject to Dutch corporate income tax with respect to income and capital gains derived from the Bonds or the Ordinary Shares issuable upon conversion of the Bonds. The Dutch corporate income

tax rate is 27% over the first €22,689 of taxable income and 31.5% over the taxable income exceeding €22,689.

Non-Residents of The Netherlands

A Non-Resident of The Netherlands who holds Bonds or the Ordinary Shares issuable upon conversion of the Bonds is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the Bonds or the Ordinary Shares issuable upon conversion of the Bonds, provided that:

- such Non-Resident of The Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (*ondernemer*) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Bonds or the Ordinary Shares issuable upon conversion of the Bonds are attributable;

- in the case of a Non-Resident of The Netherlands which is an entity, such entity does not have a Substantial Interest or deemed Substantial Interest in us, or if such holder does have such Substantial Interest, it forms part of the assets of an enterprise or, in the case the Substantial Interest or deemed Substantial Interest does not form part of the assets of an enterprise, the EU Directive of 3 June 2003 on interest and royalty payments between associated companies of different member states (2003/49/EC) applies;

- in the case of a Non-Resident of The Netherlands who is an individual, such individual does not derive income or capital gains from the Bonds or the Ordinary Shares issuable upon conversion of the Bonds that are taxable as benefits from "miscellaneous activities" in The Netherlands (*resultaat uit overige werkzaamheden in Nederland*); and

- such Non-Resident of The Netherlands is not entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the Bonds or the Ordinary Shares issuable upon conversion of the Bonds or payments in respect of the Bonds or the Ordinary Shares issuable upon conversion of the Bonds are attributable.

Proposed Legislation

New legislation has been proposed that may change the tax regime applicable to the conversion of certain debt into equity. Pursuant to this proposal, in its current form, which we will only briefly discuss as far as it relates to creditors that are subject to Dutch corporate income tax, a creditor is deemed to realise taxable profits, subject to a number of conditions being met, in case of a conversion of debt into equity if:

- the receivable being converted has been written down by the creditor or an affiliated entity reducing Dutch taxable profits; and

- that creditor or an affiliated entity has, or acquires as a result of the conversion, an interest in the debtor, which qualifies as a direct or indirect participation as laid down in the Dutch Corporate Income Tax Act 1969.

A number of events have been defined in the proposed article that qualify or are deemed to qualify as a conversion of debt into equity. Provided certain conditions are met, the actual taxation may be postponed.

Whether the legislative proposal will be adopted, in its current form or with amendments, is uncertain at this time. We recommend that investors or shareholders to whom the new legislation may apply consult their own advisors.

Gift, Estate or Inheritance Taxes

Dutch gift, estate or inheritance taxes will not be levied on the occasion of the transfer of

the Bonds or the Ordinary Shares issuable upon conversion of the Bonds by way of gift by or on the death of a holder, unless:

- the holder is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions; or

- the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions; or

- such Bonds or Ordinary Shares issuable upon conversion of the Bonds are attributable to an enterprise or part of an enterprise which is carried on by the holder through a permanent establishment or a permanent representative in The Netherlands; or

- the holder of such Bonds or Ordinary Shares issuable upon conversion of the Bonds is entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through a employment contract, to which enterprise such Bonds or Ordinary Shares issuable upon conversion of the Bonds are attributable.

For purposes of Dutch gift, estate and inheritance tax, an individual who holds the Dutch nationality will be deemed to be a resident of The Netherlands if he has been a resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident of The Netherlands if he has been a resident in The Netherlands at any time during the 12 months preceding the date of the gift.

Value-Added Tax

There is no Dutch value-added tax payable in respect of payments in consideration for the offer and sale of the Bonds, or in respect of the payment of interest on the Bonds, or in respect of the exercise of the Conversion Rights, or the transfer of the Bonds or the Ordinary Shares issuable upon conversion of the Bonds.

Other Taxes and Duties

We are subject to Dutch capital tax at a rate of 0.55% on any contribution or deemed contribution to our share capital, including conversion of Bonds into Ordinary Shares. There is no Dutch registration tax, capital tax, customs duty, stamp duty or any other similar tax or duty other than court fees payable in The Netherlands by a holder of Bonds or the Ordinary Shares issuable upon conversion of the Bonds in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgement in the courts of The Netherlands) of the Bonds or the Ordinary Shares issuable upon conversion of the Bonds.

Residence

A holder of Bonds or the Ordinary Shares issuable upon conversion of the Bonds will not become or be deemed to become a resident of The Netherlands solely by reason of holding Bonds or the Ordinary Shares issuable upon conversion of the Bonds or the execution, performance, delivery, and/or enforcement of Bonds or the Ordinary Shares issued upon conversion of the Bonds.

PLAN OF DISTRIBUTION

The Offering
We are offering and selling €135,000,000 principal amount 3.50% of subordinated convertible bonds due 2012, which includes a €15,000,000 over-allotment option exercised by the Global Coordinator on 25 February 2005.

The Bonds will be issued only in denominations of €1,000 and integral multiples of €1,000.

The Bonds are offered in private placements to institutional investors in The Netherlands and elsewhere, only in offshore transactions outside the United States in reliance on Regulation S under the Securities Act. The Bonds are expected to be issued on 30 March 2005. The Bonds will be issued at an issue price of 100% of the principal amount of the Bonds.

The statutory pre-emption rights of our shareholders have been excluded in connection with the rights to subscribe for our Ordinary Shares issuable upon conversion of the Bonds.

We are not taking any action to permit a public offering of the Bonds in any jurisdiction. See "Selling and Transfer Restrictions".

Listing and Trading
Application has been made to list the Bonds on Euronext Amsterdam. Listing and trading of the Bonds on Euronext Amsterdam is expected to commence on or about the Closing Date, which is expected to be on or before 30 March 2005. In the period until the Bonds are admitted to listing and trading on Euronext Amsterdam, the Bonds will trade conditionally, on an "as, if and when issued" basis. Any conditional trading is at the sole risk of the parties concerned, and if the Offering is not completed, all conditional trades in the Bonds will become void.

The Company's existing issued Ordinary Shares are listed on Euronext Amsterdam. The Company will use all reasonable endeavours to ensure that any new Ordinary Shares issued upon conversion of any Bonds will be admitted to listing on Euronext Amsterdam.

Conditions Precedent to the Offering
The Offering is subject to (i) the fulfilment, or (ii) waiver by the Global Coordinator, on behalf of itself and the Co-Managers, of certain customary conditions precedent by the Closing Date including (without limitation) the absence of a "material adverse change". If these conditions precedent are not fulfilled or waived by the Closing Date, the Offering will be withdrawn and the Global Coordinator and the Co-Managers will be released from their obligations to take up any Bonds. As a consequence, the Bonds shall not be issued and no investor shall be entitled to any compensation if it suffered losses or damages as a result thereof.

Delivery
Upon issuance, the Bonds will be represented by, a registered global certificate which will be deposited with, and registered in the name of, a nominee for a common depositary on behalf of Euroclear and Clearstream Luxembourg.

Offers in the United States
Neither the Bonds nor the Ordinary Shares issuable upon conversion of the Bonds have been, nor will they be, registered under the Securities Act, or the securities laws of any jurisdiction of the United States. The Bonds are offered for sale by way of private placements to institutional investors in The Netherlands and elsewhere, in offshore transactions outside the United States in reliance on Regulation S under the Securities Act. See "Selling and Transfer Restrictions".

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Bonds within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act if such offer or sale is made

otherwise than pursuant to an exemption from the registration requirements of the Securities Act.

Lock-up on Issuance

We will be subject to a lock-up, unless waived in writing by the Global Coordinator, on the issuance of additional shares, securities convertible into shares and bonds for a period of 180 days from the Closing Date, subject to customary exceptions.

Fees and Expenses

We will pay a total fee of 1.7% over the gross proceeds of the Bonds to the Global Coordinator and the Co-Managers. The total fee may be increased to a maximum of 2.2% at our discretion.

Underwriting

Any Bonds not subscribed for in the Offering shall be taken up by the Global Coordinator and the Co-Managers. To that end, these parties have entered into an underwriting agreement with us. The underwriting commitment as contemplated thereby is subject to the conditions precedent refered to above under "Conditions Precedent to the Offering".

Paying and Conversion Agent and Listing Agent

ABN AMRO Bank N.V. is the paying and conversion agent as well as the listing agent with respect to the Bonds.

SELLING AND TRANSFER RESTRICTIONS

General

We are not taking any action to register the Bonds or the Ordinary Shares issuable upon conversion of the Bonds, or otherwise to permit a public offering of the Bonds, in any jurisdiction. In particular, neither the Bonds nor the Ordinary Shares issuable upon conversion of the Bonds will be distributed in or into Canada, Australia, Japan or the United States.

Receipt of this prospectus will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this document will be sent for information only and should not be copied nor redistributed. If you receive a copy of this prospectus in any territory other than The Netherlands you may not treat this document as constituting an invitation or offer to you, nor should you in any event deal in Bonds or the Ordinary Shares issuable upon conversion of the Bonds unless, in the relevant territory, such an invitation or offer could lawfully be made to you and Bonds or Ordinary Shares issuable upon conversion of the Bonds can lawfully be dealt in without contravention of any unfulfilled registration or other legal requirements.

Accordingly, if you receive a copy of this document, you should not, in connection with the Offering, distribute or send this prospectus to any person or in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If you forward this document into any such territory (whether under a contractual or legal obligation or otherwise) you should draw the recipient's attention to the contents of this "Selling and Transfer Restrictions" section.

Subject to the specific restrictions described below, if you (including, without limitation, your nominees, custodians and trustees) are outside The Netherlands and wish to purchase Bonds, you must satisfy yourself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories.

The comments set out in this section are intended as a general guide only. If you are in any doubt as to your position you should consult your professional advisor. If you are located in the United Kingdom, see "United Kingdom" below.

Representations and Warranties by Investors in the Offering

If you purchase Bonds, you will be deemed to have made the following representations and warranties to us, to the Global Coordinator and to any person acting on our or their behalf, unless in our sole discretion we waive such requirement:

(a) You may lawfully obtain the Bonds in the jurisdiction in which you reside or are currently located;

(b) You are located outside Canada, Australia and Japan;

(c) You are not a Canadian, Australian or Japanese person;

(d) You are not acting, and have not acted, for the account or benefit of a Canadian or Japanese person;

(e) You are either:

(i) located outside the United Kingdom; or

(ii) you are a person to whom the Bonds and the Ordinary Shares issuable upon conversion of the Bonds may be offered or sold, as set out in "United Kingdom" below;

(f) You are outside the United States as defined in Regulation S under the Securities Act; and

(g) You understand that the Bonds and the Ordinary Shares issuable upon conversion of the Bonds have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state, territory, or possession of the United States. Consequently the Bonds and the Ordinary Shares issuable upon conversion of the Bonds may not be offered, sold, pledged or otherwise transferred within the United States except pursuant to an exemption from, or a transaction not subject to, registration under the Securities Act.

Conversion of the Bonds is subject to certification and other requirements, and any shares delivered upon such conversion may be subject to the transfer restriction described above. We, the Global Coordinator, as well as any persons acting on behalf of any of us, will rely upon your representations and warranties. Any provision of false information or subsequent breach of these representations and warranties may subject you to liability. If you are a person acting on behalf of an eligible holder of the Bonds (including, without limitation, as a nominee, custodian or trustee), you will be required to provide the foregoing representations and warranties to us on behalf of such eligible holder. If you do not provide the foregoing representations and warranties, neither we, nor any persons acting on behalf of either of us, will be bound to authorise the allocation of any Bonds to you or the person on whose behalf you are acting.

United States

None of the Bonds or the Ordinary Shares issuable upon conversion of the Bonds have been or will be registered under the Securities Act or with any securities regulatory authority of any state, territory or possession of the United States. The Bonds are being offered for sale only in offshore transactions outside the United States in reliance on Regulation S under the Securities Act, and, unless the Bonds are registered under the Securities Act or an exemption from registration is available, they may not be offered, sold, resold or otherwise transferred within the United States.

United Kingdom

The Global Coordinator and the Co-Managers have agreed that (i) they have not offered or sold and, prior to the expiry of the period of six (6) months from the Closing Date of the Bonds, will not offer or sell any Bonds to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Bonds in circumstances in which Section 21(1) of the FSMA does not apply to us; and (iii) they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

OTHER INFORMATION

Important Events

No important developments or material changes have taken place in our financial position as at 22 March 2005, apart from those mentioned in this prospectus.

Disclosure of Holdings Act 1996 (*Wet Melding Zeggenschap In Ter Beurze Genoteerde Vennootschappen 1996*)

The Disclosure of Holdings Act 1996 provides that any person who, directly or indirectly, acquires or disposes of an interest in the capital, including potential rights (such as options and warrants and conversion rights including conversion rights pertaining to the Bonds) and/or the voting rights of a limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must give written notice of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges referred to in the Disclosure of Holdings Act 1996 are 0-5, 5-10, 10-25, 25-50, 50-66$^{2}/_{3}$ and over 66$^{2}/_{3}$. Notification must be given to us and to the Securities Board of The Netherlands (*Autoriteit Financiële Markten*) (the "AFM") upon passing each percentage threshold. The AFM will disclose the information to the public by publication in a newspaper distributed throughout those states of the European Economic Area in which our shares are officially listed on a stock exchange.

Non-compliance with the obligation of the Disclosure of Holdings Act 1996 is an offence and may lead to criminal prosecution. In addition, the AFM may impose administrative penalties or a cease-and-desist order under penalty. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies us and the AFM in accordance with the Disclosure of Holdings Act 1996. A claim requiring that such measures be imposed may be instituted by us and/or one or more shareholders who alone or together with others represent at least 5% of our issued share capital.

The measures that the civil court may impose include:

- a court order requiring the person violating the Disclosure of Holdings Act 1996 to make disclosure,

- suspension of voting rights in respect of such person's shares for a period of up to three years as determined by the court;

- nullification of a resolution adopted by the general meeting of our shareholders, if it determined that the resolution would not have been adopted but for the exercise of the voting rights of the person who is obliged to notify, or suspension of a resolution until a decision about such nullification has been made; and

- an order to the person violating the Disclosure of Holdings Act 1996 to refrain, during a period of up to five years as determined by the court, from acquiring our shares and/or voting rights.

On 3 July 2003 a legislative proposal was submitted to replace the Disclosure of Holdings Act 1996. This proposal has not yet been adopted and it is not known when or if this proposal will be adopted in the future. The proposal contains the following material changes with regard to the notification obligations of shareholders in listed companies:

- once in every calendar year every holder of a shareholding greater than 5% should renew its notification to reflect changes in the percentage held in the listed company, including changes as a consequence of changes in the total issued share capital; and

- the percentage ranges that trigger the obligation of notification will be: 0-5, 5-10, 10-15, 15-20, 20-25 and 25% or more. Notice should be provided of every transaction above 25%.

Transactions with Directly Interested Parties
The Global Coordinator and the Co-Managers (or their affiliates) have from time to time engaged, and may in the future, engage in commercial banking, investment banking and financial advisory and ancillary transactions in the course of their business with us or any parties related to us, in respect of which the sharing of information is generally restricted for reasons of confidentiality or internal procedures or by rules and regulations (including The Further Regulation issued by the *Stichting Autoriteit Financiele Markten* (*Nadere Regeling Gedragstoezicht Effectenverkeer 2002*)). Out of these transactions, these parties may come to have interests that may not be aligned or could potentially conflict with your and our interests. These conflicts may include a situation in which the Global Coordinator and the Co-Managers already held our securities before the Offering or acted as a major provider of our debt.

Details of Resolution of the Management Board and Supervisory Board to Offer and Sell the Bonds
On 11 March 2005, our Management Board (after having obtained the approval of our Supervisory Board) adopted a resolution to offer and sell the Bonds, and to issue rights to subscribe for Ordinary Shares issuable upon conversion of the Bonds, all with exclusion of the pre-emptive rights and up to a maximum of 47,703,181 Ordinary Shares. If, as a result of one or more downward adjustments of the Conversion Price of the Bonds, in accordance with the provisions of the Trust Deed, additional Ordinary Shares in excess of the number of Ordinary Shares currently authorised are required to satisfy the conversion of the Bonds into Ordinary Shares, the then-competent body of the company should resolve to issue the required number of additional Ordinary Shares.

Principal Participating Interests
The following is a list of all our principal operating companies, presented by division and by region, consolidated into our accounts as at 31 December 2004. We hold a 100% ownership interest in these companies, unless indicated otherwise.

Professional Products And Services (PPS)

Central Europe
- Hagemeyer Deutschland GmbH & Co. KG, Munich, Germany
- J. Fröschl & Co. s.r.o., Prague, Czech Republic
- Hagemeyer Nederland B.V., Capelle a/d IJssel, The Netherlands
- Winterhalter + Fenner AG, St. Gallen, Switzerland
- ElectroLAN SA, Neuchâtel, Switzerland
- Hagemeyer Austria GmbH, Vienna, Austria

United Kingdom & Ireland
- Hagemeyer (U.K.) Ltd., Birmingham, Great Britain
- Newey & Eyre (CI) Ltd., St. Peter Port, Geurnsey
- Gen-Weld Safety Equipment Company Ltd., Limerick, Ireland
- Eastern Electrical, Dundalk, Ireland

Nordics
- Elektroskandia AB, Stockholm, Sweden
- Elektroskandia Logistics (Shanghai) Co. Ltd., Shanghai, China
- Elektroskandia (Shanghai) Co. Ltd., Shanghai, China
- Elektroskandia AS, Oslo, Norway
- Elektroskandia Oy, Hyvinkää, Finland
- ZAO Elektroskandia, St. Petersburg, Russia
- Elektroskandia AS, Tallinn, Estonia
- Elektroskandia SIA, Riga, Latvia
- UAB Elektroskandia, Vilnius, Lithuania

Southern Europe
- Mercantil Intercontinental S.L. Unipersonal, Madrid, Spain
- Misa Canarias, S.A. Unipersonal, Santa Cruz de Tenerife, Spain

Hagemeyer North America

- Hagemeyer North America, Inc., North Charleston, South Carolina, United States
- Encon Safety Products, Inc., Houston, Texas, United States
- Hagemeyer Canada Inc., Edmonton, Alberta, Canada
- Proveedora de Seguridad Industrial del Golfo, S.A. de C.V., Tampico, Mexico
- CamBar de Mexico, S. de R.L. de C.V., Torreon Coahuila, Mexico

Asia-Pacific

- Hagemeyer Australia LLP, Melbourne, Victoria, Australia
- Hagemeyer Singapore PPS Pte. Ltd., Singapore
- Hagemeyer Asia Pacific Electronics Pty. Ltd., Melbourne, Victoria, Australia
- Hagemeyer Asia Pacific Electronics Pte. Ltd., Singapore

Agencies / Consumer Electronics

- Hagemeyer Brands Australia Pty. Ltd., Sydney, NSW, Australia
- HCL Ltd., Hong Kong, China
- HCL Group (Hong Kong) Ltd., Hong Kong, China
- Cosa Liebermann Ltd., Hong Kong, China
- Cosa Liebermann Korea Co. Ltd., Seoul, South Korea
- Caronel Inc., Guam, Micronesia
- Caronel Saipan Inc., Saipan, Micronesia
- Hagemeyer (NZ) Ltd., Auckland, New Zealand
- Cosa Liebermann Limited (HK) - Taiwan Branch, Taipei, Taiwan
- Haagtechno B.V., 's-Hertogenbosch, The Netherlands
- Panasonic-Centre Nederland (Servicom B.V.), The Hague, The Netherlands
- Kompro B.V., 's-Hertogenbosch, The Netherlands
- Fujifilm Nederland B.V., Rotterdam, The Netherlands

Independent Auditors

Our financial statements for the years ended 31 December 2004, 31 December 2003 and 31 December 2002 have been audited by Deloitte Accountants B.V. and its predecessors, independent auditors. The respective report for 2004 (to be issued upon adoption of our 2004 annual accounts by the general meeting of our shareholders) of Deloitte Accountants B.V. is included under "Consolidated Financial Data and Auditors' Opinions" below.

Available Information

Copies of this prospectus, press releases regarding our business operations and our annual reports for the years ended 31 December 2004, 2003 and 2002, in Dutch and in English as well as our Articles of Association, along with the English translation, are available free of charge at our offices at the following address:

Rijksweg 69
1411 GE Naarden
P.O. Box 5111
1410 AC Naarden
The Netherlands

Alternatively, these documents may be obtained from the Paying and Conversion Agent or through our website at www.hagemeyer.com.

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CONSOLIDATED FINANCIAL DATA AND AUDITORS' REPORT

Our financial information for the years ended 31 December 2004, 2003 and 2002, included in the following pages, are as such information appears in our Annual Accounts for the financial years ended 31 December 2004, 2003 and 2002.

In reviewing our financial information for the year ended 31 December 2003 compared to the year ended 31 December 2002, you should note that certain items for the year ended 31 December 2002 were adjusted and reclassified for purposes of presenting comparable financial information to account for new guidelines under Dutch GAAP introduced as of 1 January 2003. See "Results of Operation—The Year Ended 31 December 2003 Compared to the Year Ended 31 December 2002—Net exceptional (expenses) / income before taxes" below.

Also, in reviewing our financial information for the year ended 31 December 2003, you should note that operational and administrative problems related to the implementation of our ERP system in August 2002 in our U.K. operations caused a serious disruption in our financial reporting for the year ended 31 December 2003. Due to these problems, there was uncertainty regarding the proper classification within our 2003 operating results for the United Kingdom of the items "cost of sales," "exceptional cost of sales," or "exceptional operating income / expenses," as a result of which Deloitte Accountants added an emphasis of matter paragraph to their unqualified auditors' opinion for our annual accounts for the financial year ended 31 December 2003.

AUDITORS' REPORT

To the Shareholders and Supervisory Board of Hagemeyer N.V.

In our opinion, the consolidated financial information for the years ended December 31, 2002, 2003 and 2004, as included in this Prospectus on pages F-3 to F-94, is consistent, in all material respects, with the Annual Accounts 2003 and 2004 from which it has been derived. We issued an unqualified opinion on the Annual Accounts 2002, 2003 and 2004 on March 4, 2003, March 2, 2004 and February 22, 2005, respectively. The auditors' reports on the Annual Accounts 2003 and 2004 are included in the Annual Accounts for the years referred to, which form an integral part of this Prospectus.

The auditors' report on the Annual Accounts for the year ended December 31, 2003 included an "emphasis of matter" paragraph, which reads as follows:

"Without qualifying our opinion above, we draw attention to Note 21 to the Annual Accounts. Operational and administrative problems after the implementation in August 2002 of Hagemeyer's new ERP system in the United Kingdom caused a serious disruption in financial reporting in the United Kingdom. As a result there is uncertainty regarding the proper classification within the 2003 operating results of the items cost of sales, exceptional cost of sales or exceptional operating income/expenses resulting from the disruption in financial reporting in the United Kingdom."

Furthermore, please note that in the Annual Accounts 2003, on pages F-46 to F-91. the 2002 comparing financial information have been subject to reclassifications in order to conform to the 2003 classifications. These reclassifications relate to (1) the change in presentation of the provision for silicosis claims amounting to €5.8 million and (2) the reclassification of extraordinary expenses amounting to €75.0 million to exceptional items and taxes.

Deloitte Accountants B.V.

Rotterdam, March 23, 2005

AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2003

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31

(Before appropriation of net result)

(in € thousands)	Notes	2004	2003
ASSETS			
Non-current Assets			
Intangible fixed assets	3	495,724	585,095
Tangible fixed assets	4	147,241	185,125
Financial fixed assets	5	42,761	65,556
Deferred taxes	11	23,126	44,712
		708,852	880,488
Current Assets			
Inventories	6	591,877	615,422
Trade receivables	7	838,871	836,259
Other receivables and prepayments	8	66,717	72,763
Cash and deposits		113,915	198,530
		1,611,380	1,722,974
		2,320,232	2,603,462
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' Equity[1]	9	777,852	542,502
Minority Interest[1]		–	59
Subordinated Debt[1]	10	–	150,000
Subordinated Convertible Bond[1]	10	150,000	–
Non-current Liabilities			
Provisions	11	160,058	195,236
Long-term debt	12	436,290	735
Other long-term liabilities		1,081	1,323
		597,429	197,294
Current Liabilities			
Trade payables and other current liabilities	13	792,031	740,215
Short-term debt and current portion of long-term debt		2,920	973,392
		794,951	1,713,607
		2,320,232	2,603,462
[1] Risk bearing Capital		927,852	692,561

See accompanying notes on pages F-11 to F-44.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31

(in € thousands)	Notes	2004	2003
Net Sales		5,426,745	6,337,791
Cost of sales		(4,186,029)	(4,991,373)
Exceptional cost of sales	21	(4,681)	(65,399)
Gross Profit		1,236,035	1,281,019
Operating expenses excluding amortisation of goodwill	16	(1,244,693)	(1,373,347)
Exceptional operating expenses	21	(27,475)	(62,438)
Goodwill amortisation		(31,008)	(33,816)
		(67,141)	(188,582)
Other operating income	17	2,552	17,590
Operating Loss		(64,589)	(170,992)
Share in results of associated companies		9,089	5,850
Exceptional share in results of associated companies	21	–	1,120
Financial expense - net	18	(83,633)	(121,964)
Loss before Taxes		(139,133)	(285,986)
Taxes	19	(24,817)	(32,550)
		(163,950)	(318,536)
Minority interest		(117)	512
Net Loss		(164,067)	(318,024)
Data per ordinary share *(rounded to the nearest Euro cent)*			
Data per Ordinary Share (rounded to the nearest Euro cent)			
Net loss before amortisation of goodwill		(0.28)	(2.60)
Net loss before amortisation of goodwill, fully diluted		(0.24)	(2.55)
Net loss		(0.34)	(2.91)
Net loss, fully diluted		(0.30)	(2.85)
Weighted average no. of ordinary shares outstanding		477,531,131	109,459,256
Weighted average no. of ordinary shares outstanding, fully diluted		546,539,578	111,157,415
Operating loss before amortisation of goodwill and exceptional items (EBITA before exceptional items)		(1,425)	(9,339)

See accompanying notes on pages F-11 to F-44.

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31

(in € thousands)	2004	2003
Operating Activities		
Operating loss	(64,589)	(170,992)
adjusted for:		
Depreciation, amortisation and impairment	113,336	83,880
Non cash movement exceptional items	(58,345)	29,344
Changes in working capital:		
– Inventories	(3,943)	38,195
– Receivables	(25,202)	148,210
– Trade and other creditors	65,226	(120,618)
Changes in provisions	(1,933)	(8,674)
Operating cash flow	24,550	(655)
Interest received	3,592	5,766
Dividends received from associates	3,700	1,782
Interest paid and similar charges	(76,591)	(115,170)
Taxes paid	(11,505)	(16,560)
Net Cash used in Operating Activities	(56,254)	(124,837)
Investing Activities		
Purchase of fixed assets	(28,263)	(39,181)
Sale of fixed assets	8,708	48,415
Acquisitions of subsidiaries, net of cash acquired	(4,350)	(4,857)
Divestments of / (investments in) subsidiaries, participations and other investments	96,380	210,492
Other investments and receivables - net	1,370	8,479
Net Cash from Investing Activities	73,845	223,348

(in € thousands)	2004	2003
Financing Activities		
Proceeds from long-term loans and similar instruments	585,572	213,941
Payments of long-term loans and similar instruments	(876,495)	(208,974)
Share issue	439,944	-
Dividends paid to shareholders	–	(21,985)
Net Cash from / (used in) Financing Activities	149,021	(17,018)
Net increase in Cash and Cash Equivalents	166,612	81,493
Change in Cash and Cash Equivalents		
At January 1	(45,815)	(115,745)
Net increase in cash and cash equivalents	166,612	81,493
Currency translation effects	(9,138)	(11,563)
At December 31	111,659	(45,815)
Cash and Cash Equivalents comprise:		
Cash and deposits	113,915	198,530
Short-term debt	(2,256)	(244,345)
	111,659	(45,815)
Net cash from exceptional items (excluding proceeds from divestments and proceeds from sale of fixed assets)	(50,617)	(98,413)

COMPANY BALANCE SHEET AS AT DECEMBER 31 (BEFORE APPROPRIATION OF NET RESULT)

(in € thousands)		2004	2003
ASSETS			
Non-current Assets			
Intangible fixed assets	22	3,342	44,389
Tangible fixed assets	23	833	1,272
Financial fixed assets	24	1,432,771	1,388,815
		1,436,946	1,434,476
Current Assets			
Receivables	25	23,678	47,525
Cash and deposits		110	56,946
		23,788	104,471
		1,460,734	1,538,947
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' Equity[1]	26		
Share capital		619,309	162,215
Share premium		38,849	62,118
Cumulative translation reserve		(117,871)	(83,463)
Retained earnings		401,632	719,656
Net loss		(164,067)	(318,024)
		777,852	542,502
Subordinated Debt[1]	10	–	100,000
Subordinated Convertible Bond[1]	10	150,000	–
Provisions	27	12,615	13,027
Current Liabilities	28	520,267	883,418
		1,460,734	1,538,947
[1] Risk-bearing capital		927,852	642,502

See accompanying notes on pages F-11 to F-44.

COMPANY PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31

(in € thousands)	Notes	2004	2003
Result from participations after taxes		(81,734)	(270,577)
Other results	29	(82,333)	(47,447)
Net Loss		(164,067)	(318,024)

The Company's financial information has been included in the consolidated accounts. As a consequence article 402, Book 2 of the Netherlands Civil Code has been applied in respect of the Company profit and loss account.

See accompanying notes on pages F-11 to F-44.

PROPOSED APPROPRIATION OF NET RESULT

(not incorporated in the balance sheet)

(in € thousands)	**2004**	**2003**
Charge to Retained Earnings	(164,067)	(318,024)

See accompanying notes on pages F-11 to F-44.

NOTES TO THE ACCOUNTS

1 GENERAL

For the purpose of complying with articles 379 and 414,
Book 2 of the Netherlands Civil Code, a complete list of companies associated with the Group is available at the Chamber of Commerce in Hilversum and at the Company's offices. The principal operating companies included in the consolidation of the Hagemeyer Group are listed on pages 118 to 121 of this report.

2 PRINCIPAL ACCOUNTING POLICIES

a. Functional Currency

The consolidated financial statements of the Group and the financial statements of the Company are presented in Euro.

b. Basis of Consolidation

The consolidated financial statements include the financial statements of Hagemeyer N.V. ("the Company") and its consolidated subsidiaries, and other companies that belong to the Group. Subsidiaries are those companies in which the Company owns directly or indirectly more than 50% of the voting rights, or where the Company is in the position to directly or indirectly appoint or dismiss more than 50% of the members of the Board of Management or the Supervisory Board. Subsidiaries acquired during the year are consolidated for the period from the date of acquisition. The date of acquisition is determined as the date on which the Group assumed effective control over the operations in consolidation. All intercompany accounts and transactions between group companies are eliminated. The interest of minority shareholders in the earnings and equity of consolidated subsidiaries is deducted in determining the Group's result after taxes and shareholders' equity.

c. Investments in Associated Companies and Joint Ventures

Associated companies are those in which the Group holds an interest, though it is unable to exercise management control over the operations. Investments in associated companies are accounted for by the equity method of accounting. The Group's share of the associate's net profit or loss for the year is recognised separately in the profit and loss account. Participations in joint ventures are accounted for as associated companies.

d. Foreign Currency

Transactions during the year denominated in foreign currencies are translated into respective local currencies at exchange rates approximating those prevailing at the time of the transaction or at exchange rates determined from contracts entered into to hedge the particular transactions. Assets and liabilities denominated in foreign currencies are translated into respective local currencies at the exchange rates prevailing on the balance sheet date or at the contract rates. Exchange differences arising are charged or credited to the profit and loss account.

The income statements of foreign entities are translated into Euro at exchange rates approximating those prevailing at the time of the transactions. The balance sheets of foreign entities and the net investments in foreign entities in the Company accounts are translated into Euro at the exchange rates prevailing at the balance sheet date. Exchange differences arising on translation are credited or charged to a cumulative translation reserve in the shareholders' equity.

e. Intangible Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of the acquisition. Goodwill arising on or after January 1, 2000 is reported in the balance sheet as an intangible asset and is amortised on a straight-line basis over its estimated useful life, not exceeding 20 years. Goodwill that arose prior to January 1, 2000 was charged in full to retained earnings. The carrying amount of goodwill is reviewed annually and written down for impairment, where necessary.
For divestments of entities acquired prior to January 1, 2000, the goodwill previously

charged to retained earnings is not included in the gain or loss from the divestment.

Software
Expenditures concerning procured software licenses and the development of software are capitalised as intangible assets and amortised on a straight-line basis over their estimated useful lives, not exceeding 7 years. Only expenditures directly related to programming and testing of in-house developed software, as well as interest costs incurred in the development stage of projects, qualify for capitalisation. Indirect expenditures, as well as expenditures for research, implementation, training, and data migration are expensed when incurred.

Trademarks and Tradenames
The value of trademarks and tradenames acquired is capitalised and amortised on a straight-line basis over their estimated useful lives, not exceeding 10 years.

f. Tangible Fixed Assets
Tangible fixed assets are stated at cost less depreciation. Fixed assets not for operational use are carried at the lower of net book value or estimated net realisable value. Depreciation is calculated using the straight-line method to write off the cost of individual assets to their residual values over their estimated useful lives as follows:

Buildings	20 - 30 years
Machinery and equipment	5 - 10 years
Motor vehicles	3 - 5 years
IT hardware	3 - 7 years

Leasehold improvements; over the term of related lease.

Land is not depreciated.

g. Financial Fixed Assets
Subsidiaries, associated companies and joint venture participations are carried at net asset value in the Company accounts.

The Company's share in the undistributed earnings of subsidiaries, associated companies and joint ventures is taken to retained earnings, except in cases where the Company is unable to secure payment of dividend. In such cases the share in undistributed earnings is taken to a legal reserve.

Participations not belonging to the Group, and over which Hagemeyer can not exercise management control, are carried at cost less a provision for impairment in value, if appropriate. Income derived from these participations is recognised only when dividends are received.

h. Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is calculated on either the first-in first-out or the weighted average purchase price method, net of discounts, rebates and bonuses, and including all costs incurred in bringing the goods to their present location.

i. Provisions
Provisions are made for present legal or constructive obligations, existing at the balance sheet date and arising from past events, for which the actual obligation is uncertain, but nevertheless can be reasonably estimated.

The Company and its subsidiaries maintain pension plans covering the majority of its employees. Pension plans include defined benefit and defined contribution schemes. Funding policies vary according to local practice and regulations, from fully funded arrangements to unfunded plans. Periodic pension costs and pension liabilities are determined by actuarial valuations following local practice and regulations.

Certain of the Company's subsidiaries provide warranties on products sold. Provision is made for the estimated costs arising under these warranties.

With exception of the provision for pensions and for product liability, which are calculated on a discounted basis, all provisions are carried at their nominal value.

j. Taxes
Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Deferred taxes are recorded using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial purposes, except for those differences related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Provision for taxes, which could arise on the remittance of retained earnings related to subsidiaries, is only made when there is a current intention to remit such earnings. Currently enacted statutory rates are used to determine deferred taxes. The principal temporary differences arise from depreciation on buildings, plant and machinery, provisions for restructuring which are only deductible for tax purposes when the actual expenses are incurred, and tax losses carried forward. Deferred tax assets relating to the carry-forward of unused tax losses are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Both deferred tax assets and deferred tax liabilities are carried at their nominal value.

k. General
Unless otherwise indicated, assets and liabilities are carried at their nominal value. Income and expenses are accounted for on accrual basis. Profit is only included when realised on balance sheet date. Losses originating before the end of the financial year are taken into account if they have become known before preparation of the financial statements.

l. Net Sales
Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes, discounts, bonuses and rebates, and after eliminating sales and unrealised profit within the Group.

m. Consolidated Statement of Cash Flow
The consolidated statement of cash flow is prepared using the indirect method. Balance sheet and profit and loss items are adjusted for changes that have no influence upon receipts and payments during the year. Cash flow relating to exceptional items is disclosed separately.

Cash and cash equivalents in the consolidated statement of cash flow comprise cash in hand, deposits held with banks, and investments in money market instruments net of amounts drawn under short-term credit facilities.

n. Exceptional items
Exceptional items are income or expenses related to normal operating activities, which because of their nature, magnitude or frequency of occurrence, are required to be reported separately in order to provide a fair view on the result from normal operating activities, and in particular the development thereof.

o. Reclassifications
Certain reclassifications have been made to the prior period financial statements in order to conform to the 2004 classifications.

NOTES TO THE CONSOLIDATED ACCOUNTS

(in € thousands, unless otherwise stated)

NON-CURRENT ASSETS

3 INTANGIBLE FIXED ASSETS

	Goodwill	Software	Trademarks and Tradenames	Total 2004	Total 2003
Cost at January 1	613,215	88,770	11,582	713,567	746,999
Accumulated amortisation at January 1	(102,765)	(20,875)	(4,832)	(128,472)	(94,602)
Net book value at January 1	510,450	67,895	6,750	585,095	652,397
Intangible fixed assets of divested subsidiaries	–	–	–	–	(5,905)
Additions	426	8,484	–	8,910	6,855
Disposals	–	(76)	–	(76)	(3,131)
Amortisation	(31,008)	(9,412)	(844)	(41,264)	(44,626)
Impairment loss	–	(39,589)	–	(39,589)	–
Transfer from tangible fixed assets	–	1,401	–	1,401	14,466
Effect of movement in foreign exchange rates	(18,881)	128	–	(18,753)	(34,961)
Net book value at December 31	460,987	28,831	5,906	495,724	585,095
Cost	589,287	56,774	11,564	657,625	713,567
Accumulated amortisation	(128,300)	(27,943)	(5,658)	(161,901)	(128,472)
Net book value at December 31	460,987	28,831	5,906	495,724	585,095

An impairment charge of €39,589,000 has been recorded as part of exceptional operating expenses. This relates to the full write-off of the non-allocated capitalised GHS software expenses of the Professional Products and Services business.

The amount of interest capitalised within intangible fixed assets at December 31, 2004 is nil (2003: €3.1 million).

The remaining estimated useful life of the intangible assets is approximately:

Goodwill	16 years
Software	5-6 years
Trademarks and Tradenames	8 years

4 TANGIBLE FIXED ASSETS

	Land and Buildings	Plant and Machinery Equipment	Office and Computer Fixed Assets	Other Operating	Total 2004	Total 2003
Net book value at January 1	79,608	43,905	39,522	22,090	185,125	261,838
Fixed assets of acquired subsidiaries	36	81	204	25	346	–
Fixed assets of divested subsidiaries	(1,644)	(59)	(780)	(53)	(2,536)	(14,854)
Effect of movement in foreign exchange rates	(1,767)	(1,002)	(798)	796	(2,771)	(13,812)
Additions	5,905	7,394	7,532	1,533	22,364	25,761
Disposals	(4,341)	(476)	(2,921)	(682)	(8,420)	(20,088)
Depreciation	(5,199)	(9,789)	(13,281)	(4,214)	(32,483)	(39,254)
Reclassifications and transfers to other balance sheet accounts	(44)	(1,424)	183	(13,099)	(14,384)	(14,466)
Net book value at December 31	72,554	38,630	29,661	6,396	147,241	185,125
Cost	114,197	120,159	121,665	22,341	378,362	436,060
Accumulated depreciation	(41,643)	(81,529)	(92,004)	(15,945)	(231,121)	(250,935)
Net book value at December 31	72,554	38,630	29,661	6,396	147,241	185,125

The current value of land and buildings has been estimated by management at €81 million (2003: €87 million), or €9 million above book value.

5 FINANCIAL FIXED ASSETS

	2004	2003
Associated Companies		
At January 1	35,448	20,659
Effect of movement in foreign exchange rates	(1,643)	(2,601)
Add: investments	–	117
share in net income for the year	9,089	6,970
transfer from / (to) consolidated subsidiaries	–	21,721
Less: sale of participations	(30,802)	(9,790)
dividends received / repayment of invested capital	(3,634)	(1,628)
At December 31	8,458	35,448
Other Investments		
At January 1	374	389
Effect of movement in foreign exchange rates	(1)	(15)
Less: sale of investments	(80)	–
At December 31	293	374
Other Long-Term Receivables		
At January 1	29,734	24,673
Effect of movement in foreign exchange rates	(2,315)	(2,341)
Add: new receivables	12,105	21,678
transfer from other balance sheet accounts	13,034	–
Less: settlements	(4,579)	(9,515)
write-down of carrying value	(13,969)	(4,761)
At December 31	34,010	29,734
Total Financial Fixed Assets	42,761	65,556

Other long-term receivables comprise amounts due from third parties in respect of deferred proceeds of disposals, interest-bearing loans to customers, and other long-term receivables or prepayments.

As at December 31, 2004, other long-term receivables include €9.1 million (2003: €20.9 million) in respect of the anticipated insurance coverage for silicosis and asbestos claims in the US (see also note 11).

CURRENT ASSETS

6 INVENTORIES

	2004	2003
Finished goods	591,877	615,422
Inventories have been stated net of a provision, to reduce cost to estimated realisable value, of	48,974	55,829

7 TRADE RECEIVABLES

	2004	2003
Trade receivables	838,871	836,259
Trade receivables have been stated net of a provision for doubtful accounts receivable, of	29,535	41,322

8 OTHER RECEIVABLES AND PREPAYMENTS

	2004	2003
Other receivables	19,125	30,987
Prepayments	47,592	41,776
	66,717	72,763

SHAREHOLDERS' EQUITY AND LIABILITIES

9 SHAREHOLDERS' EQUITY

	2004	2003
Shareholders' equity at January 1	542,502	928,575
Net loss for the year?	(164,067)	(318,024)
Net proceeds from the issue of shares	433,825	–
Dividends on ordinary shares	–	(19,702)
Effect on equity from movement in foreign exchange rates[1]	(34,408)	(48,347)
Shareholders' Equity at December 31	777,852	542,502
[1]Total comprehensive income	(198,475)	(366,371)

The effect on equity from the movement in foreign exchange rates shown in the equity reconciliation includes a tax credit of €0.2 million (2003: tax charge of €3.8 million).

Prior to 2004 stock options to purchase ordinary shares of nominal value €1.20 have been offered to senior executives including the Board of Management and the Executive Committee.

In 2004 it was decided, in order to improve the alignment of management and shareholder interests, and to anticipate on developments regarding equity based rewards, to halve the number of stock options offered and offer shares, with a similar value, instead.

Both the number of stock options offered and the number of shares offered have been adjusted for the issuance of ordinary shares in connection with the rights offering. Offers prior to 2004 have not been adjusted.

Furthermore, both the stock option and share offers are conditional to the average bonus received.

During 2004, no stock options were exercised. As a result of stock option holders leaving the employment of the Group, 794,293 stock options were withdrawn (of which 290,670 stock options were offered in 2004). In addition to this 3,208 stock options expired, without exercise being possible. Grants of stock options are generally subject to terms which prevent them from being exercised in the three years following the date of grant. Following this initial three year period, almost all stock options provide an exercise period of five years.

As a result of conditional shareholders leaving the employment of the Group, 96,650 conditional shares were withdrawn (all of which were offered in 2004). Conditional shares are generally awarded unconditionally after 3 years, subject to the bonus condition. For Mr R.W.A. de Becker, a term of 1 year applies.

The current policy of Hagemeyer is not to hedge any exposure arising from stock options or conditional shares offered to personnel. When stock options are exercised or shares become unconditional, Hagemeyer will issue new shares, subject to approval of the shareholders, or buy shares in the market, whichever is more appropriate given the prevailing market conditions.

An extraordinary meeting of shareholders was held on January 9, 2004 in which the shareholders adopted a resolution for the issuance of ordinary shares in connection with a rights offering and a bond offering.

Both the rights offering and the bond offering have been completed in February 2004.

The position of the option program at the beginning and end of 2004 respectively was as follows:

Year of Grant	Number of shares based on outstanding options 01-01-04	31-12-04	Exercise Price (€)	Share price at Date of Grant (€)	Expiration Date
1999	3,333	2,876	26.85	26.85	March 5, 2007
	3,276	–	26.85	26.85	March 4, 2004
	17,000	17,000	22.10	22.10	September 1, 2007
2000	4,985	4,127	17.47	17.47	February 28, 2005
	81,000	36,000	20.00	17.47	March 11, 2008
	17,610	15,349	17.47	17.47	March 11, 2008
2001	121,000	34,000	20.00	23.90	March 6, 2006
	50,000	–	20.00	23.90	April 30, 2004
	25,000	–	20.00	23.90	May 31, 2004
	10,728	8,695	23.90	23.90	March 6, 2006
	20,000	20,000	20.00	23.90	March 6, 2009
	4,000	–	23.90	23.90	March 6, 2009
2002	44,000	44,000	20.00	23.23	March 5, 2010
	2,500	2,421	23.23	23.23	March 5, 2007
	164,539	39,422	23.23	23.23	March 5, 2010
2003	192,215	83,365	3.42	3.42	March 11, 2008
	431,970	379,070	3.42	3.42	March 11, 2011
2004	–	1,203,768	1.91	1.91	April 27, 2012
	1,193,156	1,890,093			

The position of the conditional shares programme at the beginning and end of 2004 respectively was as follows:

Year of Grant	Number of shares based on outstanding options 01-01-04	31-12-04	Exercise Price (€)	Share price at Date of Grant (€)	Expiration Date
2004	–	100,000		1.91	March 2005
	–	394,300		1.91	March 2007
	–	494,300			

For the stock options and conditional shares held by the members of the Board of Management, we refer to note 20 "Remuneration of Members of the Board of Management and Supervisory Board in 2004".

10 SUBORDINATED CONVERTIBLE BOND / SUBORDINATED DEBT

In February 2004 the Company has issued subordinated convertible bonds amounting to €150 million with a maturity of 5 years. The bonds bear an interest of 5.75%.
The bonds rank pari passu among themselves and constitute our direct, unconditional, subordinated, unsecured obligation. The bonds rank junior to any of our present or future unsecured and unsubordinated creditors, including the lenders under our new facilities. The bonds are convertible into ordinary Hagemeyer shares against a conversion price of €2.04. The final maturity date of the bonds is February 5, 2009.

An extraordinary meeting of shareholders was held on January 9, 2004 in which the shareholders adopted a resolution for the issuance of ordinary shares in connection with a rights offering and rights to subscribe for ordinary shares in connection with a bond offering. Both the rights offering and the bond offering were completed in February 2004. At the completion of the rights offering and the bond offering, the existing subordinated debt facility has been fully repaid.

11 PROVISIONS

	Reorganisation & Restructuring	Deferred Taxes	Pensions	Warranties	Product	Other	Total 2004	Total 2003
At January 1	40,797	19,531	35,224	7,309	41,812	50,563	195,236	210,982
Provisions of divested subsidiaries	(110)	–	–	(2,127)	–	–	(2,237)	(2,355)
Acquisitions	365	–	–	–	–	–	365	–
Transfers	(370)	440	1,142	(222)	(493)	1,672	2,169	3,864
Effect of movements in foreign exchange rates	(780)	(257)	(342)	(341)	(3,291)	(544)	(5,555)	(8,684)
Amounts charged to the profit and loss account	12,674	1,963	1,559	8,201	–	4,164	28,561	78,635
Amounts charged to the movements in foreign exchange rates (shareholders' equity)	–	–	–	–	–	–	–	980
Amounts utilised	(25,628)	–	(2,227)	(8,152)	(2,723)	(4,470)	(43,200)	(44,449)
Amounts released to the profit and loss account	(2)	(1,175)	(12)	(227)	(5,730)	(8,135)	(15,281)	(43,737)
At December 31	26,946	20,502	35,344	4,441	29,575	43,250	160,058	195,236

Approximately €22 million of the provisions is expected to be utilised within one year.

The amount utilised from the restructuring and reorgani-sation provision during 2004 includes €23 million relating to further restructuring of the PPS division. This covers costs incurred in the course of the reorganisation of the PPS division and includes amounts for exiting surplus properties, write-off of obsolete assets as part of the restructuring of the logistics operations, rationalisation of the branch network and implementation costs, as well as amounts paid for severance.

Amounts utilised during 2004 also include €3 million for costs related to discontinuation or restructuring of non-core activities.

Amounts released to the profit and loss account during the year represent provisions that were formed in prior years and were not used.

Product Liability Claims – Silicosis and Asbestos

Two of our subsidiaries in the United States have been named as defendants in 23,620 silicosis-related claims in various states, the large majority of which are filed in Mississippi and Texas. The plaintiffs in these cases mostly have been or are working in the energy (notably petrochemical), construction, foundry and manufacturing industries, where sand is either used in or is a by-product of sandblasting, drilling and grinding and for the making of moulds and cores in foundry operations. These plaintiffs allege that they developed silica-related diseases or suffer from diseases such as silicosis and that a subsidiary of ours distributed respiratory protective products (such as dust masks, respirators and air fed hoods) that were not adequate to prevent plaintiffs from developing such silica-related diseases or silicosis and/or that our subsidiary failed to give adequate warnings with respect to these products. Some claims also allege that another of our subsidiaries manufactured a government approved sandblasting hood that has been alleged to be defective, and that our subsidiary failed to give adequate warnings.

The defendants in these lawsuits are often numerous and include manufacturers and distributors of sand, sandblasting equipment and products as well as manufacturers and distributors of respiratory protective products. Although one of our subsidiaries continues to engage in the business of distributing respiratory protective products, the other subsidiary ceased manufacturing these products in the mid to late 1980s.

These subsidiaries are also defendants in approximately 1,000 asbestos claims filed in Michigan, Mississippi and Texas. Plaintiffs in these cases are, for the most part, workers in the automotive, construction and manufacturing industries who allegedly developed an asbestos-related disease which they claim is due, in part, to exposure to products containing asbestos or due to defective respiratory protective equipment, in either case, allegedly manufactured or sold by one of our subsidiaries.

Our costs in connection with these claims are difficult to estimate because the outcome of this type of litigation (and therefore our range of potential liabilities) is subject to a number of assumptions and uncertainties, such as the nature and severity of the injuries to the plaintiffs, the number or size of claims or settlements, the number of financially viable responsible parties, the potential impact of any pending or future silicosis/asbestos-related litigation and the potential impact of any toxic tort reform legislation regarding asbestos claims and/or silicosis claims. Due to the above assumptions and uncertainties we cannot give any assurance as to the future costs of resolving or dismissing these claims.

As at December 31, 2004, Hagemeyer's US subsidiaries have established a provision for these claims of €29.6 million (2003: €41.8 million) with respect to current and potential future silicosis and asbestos-related litigation. The provision takes into consideration incurred but not recorded claims, and is calculated on a discounted basis. The estimated insurance coverage of €9.1 million (2003: €20.9 million) is, in accordance with Dutch GAAP, recorded separately as other long-term receivable within financial fixed assets (see also note 5).

The annual discount charge and valuation charges related to this provision are charged or released to the profit and loss account as exceptional item.

The movement in deferred tax assets and liabilities during the year was as follows:

	2004	2003
Deferred Tax Assets		
At January 1	44,712	91,129
Effect of movements in foreign exchange rates	(1,158)	(925)
Amounts (charged) / credited to the profit and loss account:		
Ordinary result	(17,896)	(12,567)
Exceptional result	28	(31,273)
Tax assets of divested subsidiaries	–	(4,539)
Transfer (to) / from current tax liabilities	(953)	–
Transfer (to) / from deferred tax liabilities	(1,607)	2,887
At December 31	23,126	44,712
Deferred Tax Liabilities		
At January 1	(19,531)	(48,597)
Effect of movements in foreign exchange rates	257	2,652
Amounts (charged) / credited to the profit and loss account:		
Ordinary result	(788)	28,766
Exceptional result	–	401
Tax liabilities of divested subsidiaries	–	1,090
Charge to movements in foreign exchange rates (shareholders' equity)	–	(980)
Transfer from / (to) current taxes payable	(2,047)	24
Transfer (to) / from deferred tax assets	1,607	(2,887)
At December 31	(20,502)	(19,531)
Net Deferred Tax Asset	2,624	25,181

Deferred tax assets and liabilities at December 31 are attributable to the following items:

	2004	2003
Deferred Tax Assets		
Reorganisation and restructuring provisions	50	767
Tax loss carry forwards	13,393	11,358
Deductible temporary differences on accounts receivable and inventory provisions	1,190	12,919
Other deductible temporary differences	8,493	19,668
	23,126	44,712
Deferred Tax Liabilities		
Taxable temporary differences on accounts receivable and inventory valuation	(4,907)	(3,573)
Accelerated tax depreciation of fixed assets	(530)	(850)
Other taxable temporary differences	(15,065)	(15,108)
	(20,502)	(19,531)
Net Deferred Tax Asset	2,624	25,181

Approximately € 5 million of the net deferred tax assets are expected to be utilised within one year.

The Group's tax charge of €24.8 million includes a deferred tax charge of €19.6 million following a review of the group's deferred tax position in the light of limitations on the use of certain tax attributes.

NOTES TO THE CONSOLIDATED ACCOUNTS

12 LONG-TERM DEBT

	2004	2003
Guaranteed long-term senior notes	–	193,482
Amounts due under long-term credit facilities	435,038	534,794
Bank loans	1,916	1,507
	436,954	729,783
Less: Amounts repayable within one year	(664)	(729,048)
	436,290	735

Bank guarantees, purchase card facilities, letters of credit and certain contingent liabilities are not included in the amount of outstanding debt reflected in the annual accounts.

With the successful completion of the rights issue make-whole payments had to be made at a total of €12 million.

With the completion of the rights offering and the bond offering, the Company's main long-term debt facilities have been replaced by new financing facilities. Consequently, all amounts due under the existing long-term facilities per December 31, 2003 had been classified as short-term debt.

As per December 31, 2004 the following financing facilities are available to the Company:

- €102.2 million Term Loan Facility, with an interest rate of 500 basis points over the applicable intrabank offer rate, repayable in two tranches: €34.1 million repayable on February 5, 2007; and € 68.1 million repayable on February 5, 2008;
- €607.2 million Revolving Loan Facility, with an interest rate of 300 basis points over the applicable intrabank offer rate, and with a maturity date of February 5, 2007; and
- €72.5 million Letter of Credit Facility, with a commitment fee of 2% for trade-related letters of credit, 3% for non trade-related letters of credit and a maturity date of February 5, 2007.

The average interest rate in 2004 for the Group was 7.6%.

In connection with these facilities, security has been granted over shares of all of Hagemeyer's material group companies, all of Hagemeyer's material intercompany loans and bank accounts as well as pledges over inventory, trade receivables and certain other assets of the group in the United States.

Each of the facilities is subject to cross-guarantees by certain members of the group and will be guaranteed by Hagemeyer N.V.

The facilities contain customary events of default, including, without limitation, payment defaults, breach of representations and warranties, covenant defaults and cross-defaults. If an event of default occurs, the lenders are entitled to accelerate the amounts owing under the facilities, cancel all commitments and to take all other actions allowed to be taken by a secured creditor.

The facilities contain covenants that place restrictions on, among other things, the incurrence of debt, the creation of security, the payment of dividends and other distributions, the redemption of share capital, the sale of assets, mergers, sale and leaseback transactions, capital expenditure, acquisitions and other investments.

In addition, Hagemeyer has undertaken to comply with the following as long as its obligations under the facilities are outstanding:

Hagemeyer will have to meet a Net Senior Debt to EBITDA (before exceptional items) Ratio, which should not exceed:

For the relevant period ending	Ratio
31 December 2005	5.50 : 1.00
31 March 2006	5.50 : 1.00
30 June 2006	5.50 : 1.00
30 September 2006	5.00 : 1.00
31 December 2006	3.50 : 1.00
31 March 2007	3.50 : 1.00
30 June 2007	3.50 : 1.00
30 September 2007	3.50 : 1.00
31 December 2007	3.00 : 1.00

Hagemeyer will have to meet an Interest Cover Ratio based on EBITDA excluding exceptional items (after cash exceptionals) to total net interest expense, which should not be less than:

For the relevant period ending	Ratio
31 December 2005	1.50 : 1.00
31 March 2006	1.60 : 1.00
30 June 2006	1.60 : 1.00
30 September 2006	1.80 : 1.00
31 December 2006	2.00 : 1.00
31 March 2007	2.20 : 1.00
30 June 2007	2.40 : 1.00
30 September 2007	2.70 : 1.00
31 December 2007	2.90 : 1.00

Until December 31, 2005, the Net Senior Debt to EBITDA and Interest Cover Ratios will not apply.

Hagemeyer will not be permitted to pay dividends unless the Interest Cover Ratio is at least 3.5:1 and the Net Senior Debt to EBITDA ratio is not greater than 3.0:1.

Hagemeyer will be required to meet a Guarantee Cover Ratio as follows:

The aggregate tangible assets of subsidiaries that are guarantors under the facilities must not fall below 80% of the group-wide consolidated tangible assets, and as from June 30, 2004 the aggregate EBITDA of such guarantors must not fall below 75% of the group-wide consolidated EBITDA.

This ratio will be tested on a quarterly basis.

The borrowers under the facilities will be subject to limits on the amounts that may be borrowed and outstanding under the facilities at any time, based on net working capital thresholds.

Hagemeyer will be prohibited from paying, prepaying, repaying, defeasing, exchanging, electing to deliver cash in substitution for the delivery of shares or other securities, redeeming or purchasing or entering into any sub-participation arrangements in respect of the Bonds and delivering cash pursuant to the cash election alternative under the terms and conditions of the Bonds.

Subject to certain exceptions, all proceeds that Hagemeyer receives from disposals, insurance, and debt or equity capital markets transactions will be allocated to mandatory pre-payment of the facilities.

13 TRADE PAYABLES AND OTHER CURRENT LIABILITIES

	2004	2003
Trade creditors	577,459	528,551
Corporate taxes	24,205	23,503
Other taxes and social security	37,541	29,755
Pension premiums	913	1,302
Other creditors	46,168	45,482
Accrued liabilities	105,745	111,622
	792,031	740,215

Other creditors mainly comprise amounts outstanding for ongoing costs, like accommodation, freight and advertising. The accrued liabilities mainly concern staff related accruals and interest accruals.

14 FINANCIAL INSTRUMENTS AND OTHER COMMITMENTS AND CONTINGENCIES

Interest Rate Risk Management

Hagemeyer uses interest rate swaps and other instruments to manage its net exposure to interest rate changes. As at December 31, 2004, Hagemeyer had outstanding interest rate swaps with notional amounts totalling €106.8 million. The table below shows the term and the currencies of the interest rate swaps. Hagemeyer generally enters into interest rate swaps with a long-term view to achieving a certain mix between its fixed and floating debt. Hagemeyer's policy is to maintain a minimum portion of fixed debt of 25%. At the end of December 2004 approximately 57% of its gross debt had a fixed interest rate profile.

Currency	Outstanding per Dec 31, 2004
£	56,794
€	50,000
Total	106,794

Under all of the outstanding interest rate swaps, Hagemeyer pays a fixed interest rate and receives a floating interest rate. The market value of the interest rate swaps as at December 31, 2004 was negative €0.7 million. All swaps will mature in 2008.

As at December 31, 2004 Hagemeyer does not have other interest rate derivatives outstanding.

Foreign Exchange and Other Market Risk

Operating in international markets involves exposures to movements in currency exchange rates. As Hagemeyer's reporting currency is the Euro, any movements in foreign currency exchange rates against the Euro can have an impact on its results. For 2004, sales are mainly generated in the following countries: 29.5% in EMU countries, 21.1% in North America, 18.1% in the United Kingdom, 11.7% in Australia, and 9.6% in Sweden.

Hagemeyer seeks to reduce earnings volatility due to foreign currency exchange rate movements principally through the use of forward exchange contracts to cover part or all of the exchange rate costs related to imported merchandise and, in certain instances the dividend flow from subsidiaries (transaction exposures).

Hagemeyer does not enter into hedges to minimise the volatility of reported earnings. Changes in currency exchange rates that would have the largest impact on translating international operating profit into the Euro include the US dollar, British pound, Australian dollar and Swedish crown. In addition, balance sheet hedging is achieved through borrowings in overseas currencies to finance certain of the overseas operations. As at December 31, 2004, Hagemeyer's net debt was mainly denominated in the US dollar (28%), British pound (28%), Australian dollar (14%), and the euro (26%).

Hagemeyer uses currency swaps to effectively modify the currency of debt. The currency swaps are used with the objective of reducing the overall borrowing costs. All of Hagemeyer's currency swaps have a rollover term that is shorter than 1 month. The market value of the currency swaps as at December 31, 2004 was €0.2 million.

Credit Concentrations

The Group continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its treasury transactions and does not anticipate non-performance by these counterparties. The Group enters into treasury transactions only with financial institutions that are major providers of bank credit to the Group. Treasury transactions consist of interest rate swaps, foreign exchange deals, and other financial instruments mentioned under "Interest Rate Risk Management" above.
The Group's trade receivables do not represent significant concentrations of credit risk at December 31, 2004, due to the wide variety of customers and markets into which the Group's products are sold.

Other Commitments and Contingencies

The total of rent and lease commitments at December 31, amounted to:

(In € millions)	2004	2003
Due within 1 year	116	125
Due within 1 to 5 years	254	283
Due after 5 years	186	182
	556	590

In the 2004 results an amount of approximately €125 million is included relating to rent and lease arrangements.

Pursuant to article 403, Book 2 of the Netherlands Civil Code, the Company has guaranteed the liabilities of the majority of its Dutch subsidiaries. A complete listing of these subsidiaries has been filed at the Chamber of Commerce in Hilversum.

The Company is part of the fiscal unity 'Hagemeyer N.V. c.s.' for corporate income tax and VAT purposes and for that reason it is jointly and severally liable for the tax liabilities of the whole fiscal unity.

Other commitments and contingent liabilities consisting of bank guarantees, taxes including fiscal unity and other claims, were consistent with normal business practice and the Group's financial position.

As at December 31, 2004, the Group had letters of credit outstanding, representing a value of €85.8 million.

Litigation

As would be expected of a large company with operationsin numerous jurisdictions, Hagemeyer is regularly involved in lawsuits, claims, investigations, and proceedings, either as claimant, defendant or target, in the ordinary course of its business. The most significant claims are discussed below.

Litigation Regarding Bankruptcy of Ceteco

Since 1995 Hagemeyer has held, directly or indirectly, approximately 65% of the shares in

Ceteco N.V., which was declared bankrupt in May 2000. In October 2003, Ceteco's bankruptcy receivers filed a lawsuit against Hagemeyer and the managing and supervisory board members of Ceteco in a Dutch court for the entire deficit in bankruptcy, currently estimated by the receivers at €160 million.
This claim is based on the allegation that the non-executive directors improperly supervised the executive directors while they mismanaged Ceteco, leading to its demise. The basis of the alleged liability is that three of these non-executive directors were members of Hagemeyer's Board of Management during the period of the alleged mismanagement.

In addition, and alternatively, the receivers allege that Hagemeyer, as a majority shareholder of Ceteco, breached a duty of care it owed to Ceteco and its creditors by, among other things, failing to intervene in time to prevent mismanagement at Ceteco. The damages in this tort claim are based on the loss suffered by Ceteco in certain countries. Any damages so recoverable in the tort claim will reduce the deficit in bankruptcy and therefore will reduce the amount of the first claim. It is currently expected that the aggregate claim of the receivers will not exceed €160 million.

One of Ceteco's creditors, Dresdner Bank Lateinamerika AG, claims damages from Hagemeyer of €14.5 million based on tort and alleging that Hagemeyer breached a duty of care to Dresdner Bank by failing to intervene in time to prevent mismanagement at Ceteco. The amount claimed forms part of the deficit in Ceteco's bankruptcy. Dresdner Bank has not commenced yet any formal court proceedings.
Hagemeyer believes that it has sound legal grounds to defeat all of these claims.

CEF Holdings Ltd vs. Bernard
One of our competitors, CEF Holdings Ltd, started a new wholesale business in electrotechnical materials in 1989 in The Netherlands. Subsequently, CEF Holdings claimed it suffered injury from a cartel maintained by, among others, the Dutch trade association of wholesale traders in electrical materials, the FEG, and all members of the FEG including (at that time) Elektrotechnische Groothandel Bernard B.V., one of our Dutch subsidiaries. In March 1991 CEF Holdings lodged a complaint with the European Commission against, among others, FEG and all of its members. Subsequently, CEF City Electrical Factors B.V. instituted legal proceedings in February 1999 before the district court in Rotterdam against FEG, Technische Unie, the largest FEG member, and Bernard (the second largest FEG member) for damages in the amount of approximately €97 million exclusive of interest and costs, on the same factual basis. In determining this amount in damages, CEF has primarily relied on a damage report prepared by a chartered accountant. In June 2003, the Disciplinary Tribunal for Chartered Accountants accepted the complaint of Technische Unie against this chartered accountant, deciding that he had breached a professional duty by preparing an inadequate damage report.

In October 1999, the European Commission imposed a fine against FEG and Technische Unie because of cartel activities. The European Commission did not fine Bernard and later explicitly closed the file on Bernard. FEG and Technische Unie appealed the decision to the EC Court of First Instance. On December 16, 2003 the appeal was denied. Technische Unie and FEG have appealed from this decision to the European Court of Justice. Pending the procedures before these European courts, the proceedings before the Rotterdam district court initiated by CEF against FEG and Technische Unie have been suspended.
The legal proceedings before this court between Bernard and CEF were not suspended. In May 2003 oral pleadings took place. The parties have since then been waiting for the court to render judgement. Recently, however, CEF has asked the court to allow for yet another oral argument. Bernard has asked the court to reject this and to render judgement. The court still has to decide upon this request for oral arguments. In part based on the fact that the Commission did not rule against Bernard, we believe we have sound legal grounds to defeat this claim.

Belgian Tax Authorities vs. Manudax Belgium
Manudax Belgium N.V., one of our Belgian subsidiaries, entered into voluntary liquidation on November 27, 2000. During 1999 and 2000, Manudax Belgium received assessments for VAT in connection with fraudulent transactions allegedly entered into by former employees during the period beginning in late 1996 until early 1998. The amount of these

assessments, including interest and penalties, is equal to €111 million (VAT €26 million, penalties €52 million and interest €33 million).

All assessments are being contested by Manudax Belgium.

15 SEGMENT INFORMATION

The Group has in previous years been organised on a worldwide basis in two main business segments – Professional Products and Services (PPS) and Information Technology Products and Services (ITPS). On June 13, 2003 the sale of Tech Pacific was announced, which resulted in the deconsolidation of the ITPS activities as from June 2003. Hagemeyer's remaining interest in Techpac Holdings Limited (31.5%) was accounted for under Results of Associated Companies as from June 1, 2003 to November 1, 2004, when it was sold. Consequently the ITPS activities have been disclosed as a discontinued operation. The results of the divested activities of Retail Germany and GPX are included in respectively the PPS and ACE activities.

There are no sales or other operating transactions between the business segments. Segment assets consist primarily of tangible fixed assets, intangible fixed assets including goodwill, inventories and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Investments in tangible and intangible fixed assets comprise buildings, machinery, office and computer equipment, software, and goodwill arising on acquisitions.

Segment Results	PPS		ACE		Corporate		Group excl. ITPS		Discontinued Operation ITPS		Group	
(in € millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales	4,988.4	5,061.9	438.3	598.7	–	–	5,426.7	5,660.6	–	677.2	5,426.7	6,337.8
EBITA before exceptional items	(1.2)	(42.7)	22.4	48.0	(22.6)	(27.3)	(1.4)	(22.0)	–	12.7	(1.4)	(9.3)
Exceptional items	(34.7)	(173.4)	(6.2)	4.5	8.7	(9.4)	(32.2)	(178.3)	–	50.5	(32.2)	(127.8)
Amortisation of goodwill	(30.6)	(33.5)	(0.4)	(0.3)	–	–	(31.0)	(33.8)	–	–	(31.0)	(33.8)
Operating profit / (loss)	(66.5)	(249.6)	15.8	52.2	(13.9)	(36.7)	(64.6)	(234.1)	–	63.2	(64.6)	(170.9)
Share in results of associated companies	1.8	1.0	1.9	3.8	–	–	3.7	4.8	5.4	2.2	9.1	7.0
Financial expense - net							(83.7)	(119.0)	–	(3.0)	(83.7)	(122.0)
Profit / (loss) before taxes							(144.6)	(348.3)	5.4	62.4	(139.2)	(285.9)
Taxes							(24.8)	(19.6)	–	(13.0)	(24.8)	(32.6)
Minority interest							(0.1)	0.5	–	–	(0.1)	0.5
Net profit / (loss)							(169.5)	(367.4)	5.4	49.4	(164.1)	(318.0)
Segment Assets and Liabilities												
Segment assets	1,977.0	2,092.3	132.3	179.9	11.1	–	2,120.4	2,272.2	–	4.9	2,120.4	2,277.1
Associates	4.2	4.4	4.3	8.0	–	–	8.5	12.4	–	23.0	8.5	35.4
Unallocated assets											191.3	291.0
Consolidated total assets											2,320.2	2,603.5
Segment liabilities	713.4	642.5	39.5	52.4	15.1	22.0	768.0	716.9	–	0.1	768.0	717.0
Unallocated liabilities											774.4	1,344.0
Consolidated total liabilities											1,542.4	2,061.0
Other Segment Information												
Additions in tangible fixed assets and intangible fixed assets	28.8	27.4	2.5	5.0	–	–	31.3	32.4	–	0.2	31.3	32.6
Depreciation, amortisation and impairment	110.1	75.8	3.2	6.5	–	–	113.3	82.3	–	1.5	113.3	83.8

The Group operates in seven main geographical segments:

The Netherlands is the home country of the Company - the areas of operation are mainly distribution of electrical materials and other MRO products, and the operation of agency businesses of premium brands in consumer electronics and photographic and imaging equipment.

United Kingdom – the main areas of operation are the distribution of electrical materials, safety products and other MRO products, and the provision of Integrated Supply services.

Germany - the main areas of operation are the distribution of electrical materials and other MRO products, and the provision of Integrated Supply services.

Other European countries - the main areas of operation are the distribution of electrical materials and other MRO products, and the provision of Integrated Supply services.

North America - the main areas of operations are the distribution of MRO products including electrical materials, safety products and services, and the provision of Integrated Supply services.

Australia (including New Zealand) - the main areas of operation are the distribution of electrical materials and other MRO products, the distribution of information technology and communication products via Tech Pacific (desinvested effective June 2003) and the operation of various agency businesses of consumer products.

Other Asia-Pacific - the main areas of operation are the distribution of information technology and communication products via Tech Pacific (desinvested effective June 2003) and the operation of various agency businesses in consumer products.

Sales revenue is based on the geographic segment in which the customer takes delivery of goods and services. Total assets and capital expenditure are shown by the geographic segment in which the assets are located.

(€ millions)		**Sales**	**Assets**	**Additions to tangible fixed and intangible fixed assets**	**Average number of employees**
Netherlands	2004	316.6	86.9	4.3	784
	2003	324.5	126.8	8.4	872
United Kingdom	2004	981.3	422.2	4.9	4,470
	2003	923.9	452.0	0.0	4,769
Germany	2004	758.3	219.9	2.8	2,201
	2003	924.7	253.4	3.6	3,022
Other Europe	2004	1,391.2	524.2	10.1	3,216
	2003	1,315.5	493.0	6.4	3,427
North America	2004	1,206.9	505.3	3.7	4,904
	2003	1,390.7	565.1	8.6	5,712
Australia	2004	637.2	328.8	4.3	1,924
	2003	920.0	346.4	4.6	2,063
Other Asia-Pacific	2004	135.2	33.1	1.2	474
	2003	538.5	40.4	1.0	1,053
Total	2004	5,426.7	2,120.4	31.3	17,973
	2003	6,337.8	2,277.1	32.6	20,918

16 OPERATING EXPENSES

	2004	2003
Selling expenses	630,934	708,904
Shipping and warehousing expenses	360,976	359,774
Administrative expenses	252,783	304,669
	1,244,693	1,373,347
Staff Expenses included in Operating Expenses:		
Salaries and wages	597,041	666,146
Pension premiums	29,956	28,046
Other social security premiums	66,278	71,192
	693,275	765,384

The average number of employees during 2004 was 17,973 (2003: 20,918). The number of permanent employees at December 31, 2004 was 16,517 (2003: 17,944).

Depreciation / amortisation:		
Goodwill	31,008	33,816
Other intangible fixed assets	10,256	10,810
Tangible fixed assets	32,188	39,254
	73,452	83,880

17 OTHER OPERATING INCOME

Other operating income, net of expenses, consists of commissions from insurance, rent received and similar income.

18 FINANCIAL EXPENSE – NET

	2004	2003
Financial Income:		
Interest income	3,421	5,737
Income from other investments	64	163
Foreign exchange differences – net	2,534	1,946
	6,019	7,846
Financial Expenses:		
Interest and similar charges	(70,745)	(84,785)
Other financial expenses	(18,907)	(45,025)
	89,652	129,810
	(83,633)	(121,964)

Other financial expenses mainly consist of €12 million make- whole payment to certain noteholders, as well as advisory costs and fees related to the refinancing of the Group.

19 TAXES

	2004	2003
The Group's tax expense consists of the following:		
Current taxes	6,161	17,877
Deferred taxes (see note 11)	18,656	14,673
	24,817	32,550

The difference between the Group's overall expected tax rate (the weighted average statutory tax rate based on the result before tax of each subsidiary) and the effective tax rate arises due to the following:

	2004	2003
Expected tax rate	37.0%	37.9%
Tax losses not recognised during the year	(62.0%)	(51.3%)
Utilisation of tax losses	1.7 %	2.0%
Items not deductible for tax purposes	(5.2%)	(4.7%)
Other	10.7%	4.7%
Effective Tax Rate	(17.8%)	(11.4%

At December 31, 2004 the Group had consolidated tax losses of €761 million (2003: €622 million) to carry forward against future taxable income. A deferred tax asset (see note 11) has been recognised representing the benefit of €41 million (2003: €34 million) of this loss carry forward. Of the total amount of tax losses available, €689 million may be carried forward indefinitely.

Deferred tax assets have been recognised on the basis of anticipated taxable profits, considering limitations on the use of the related tax losses in the applicable jurisdictions.

20 REMUNERATION OF MEMBERS OF THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD 2004

Supervisory Board

The remuneration of the members of the Supervisory Board in 2004 was as follows:

(in €)	Gross per year[1]
P.J. Kalff (Chairman)	42,000
D.G. Eustace (Vice-Chairman)	38,500
M.P.M. de Raad	23,333[2]
B.A.J. Bourigeaud	23,333[2]
T.Y. Yasuda	11,667[3]
W.F.Th. Corpeleijn	11,667[3]

1 Base yearly remuneration for members of our Supervisory Board includes a committee fee of €7,000 on an annual basis, for all members of our Supervisory Board who serve on the Remuneration or Audit Committee.
2 8 months from May 1, 2004.
3 4 months until May 1, 2004.

The remuneration is determined by the Annual General Meeting of Shareholders (AGM) in accordance with article 28 of the statutes of Hagemeyer N.V.. The Supervisory Board takes the initiative to propose an adjustment of the remuneration to the AGM, if appropriate. Besides the remuneration described above, the members of the Supervisory Board receive a fixed allowance for business expenses not otherwise reimbursed. This allowance is €250 per person per month. The members of the Supervisory Board do not receive variable remuneration.

Board of Management

General

The remuneration of the members of the Board of Management is determined by the Supervisory Board in accordance with the remuneration policy, following the proposal of its Remuneration Committee. The Remuneration Committee consists of Mr P.J. Kalff (Chairman) and Mr B.A.J. Bourigeaud. The Chairman of the Board of Management may attend the meeting of the Remuneration Committee.

Every year the Remuneration Committee assesses whether or not any adjustment of the terms of employment is appropriate. Its decision takes into account the fact that the terms of employment should be competitive compared to internationally operating companies based in the Netherlands. In this respect the Committee particularly looks at companies that are similar in size and complexity to Hagemeyer.

The remuneration of the members of the Board of Management consists of the following elements:

Periodically paid remuneration

(In €)		**Gross base salary Per year**
Current members		
R.W.A. de Becker	Chairman	650,000[4]
J.S.T. Tiemstra	Member	483,550
Members that have left during 2004		
R. ter Haar	Chairman/Member	628,881[5]
W. Pot	Member	600,000[4]

4 Mr R.W.A. de Becker was appointed as chairman at March 1, 2004.
5 Mr R. ter Haar left the company at June 30, 2004.
6 Mr W. Pot left the company at April 30, 2004.

The base salary for Mr J.S.T. Tiemstra was increased as of January 1, 2004 by the applicable inflation figure, being 1.8% in the Netherlands.

The following sign-up bonusses have been paid in 2004:

(In €)	**Sign-up Bonuses 2004**
R.W.A. de Becker	150,000
W. Pot	250,000

The current members of the Board of Management are entitled to a company car. Furthermore, the members of the Board of Management receive a contribution to the premium for the collective health insurance as well as to telephone costs, and they participate in other customary schemes such as disability insurance.

The members of the Board of Management receive a fixed allowance of (currently) €570 per person per month for business expenses not otherwise reimbursed.

Remuneration Payable in the Long Term

The members of the Board of Management participate in a pension scheme. The costs of this pension scheme were as follows:

(in €)	Pension costs 2004
R.W.A. de Becker	526,238[7]
J.S.T. Tiemstra	178,565
R. ter Haar	419,109[8]

7 For Mr R.W.A. de Becker a one-off pension contribution applied, which is included in this amount.

8 Mr R. ter Haar's severance package included a continuation of pension accrual for three years.

BONUS SCHEMES

Annual bonus ("Short Term Incentive")

On the basis of the Short Term Incentive ("STI") scheme, an annual bonus may be payable dependent on achieving certain predetermined goals. The STI bonus may amount up to 80% of the base salary and is partly dependent on financial results (e.g. finance expenses, depreciation, amortisation), partly on operational results (e.g. EBITDA, NWC to sales), as defined by the Supervisory Board, and partly on the personal performance (e.g. business plan 2006-2008, management development, managing senior loan facilities) of the board member.

The bonuses for the year 2003, which were paid in 2004, were as follows:

(in €)	Bonus for 2003 (paid in 2004)
J.S.T. Tiemstra	113,262

The 2003 bonuses were related to targets linked to Hagemeyer's free cash flow, as well as personal targets for individual areas of responsibility. The financial targets were not achieved in 2003. The €113,262 bonus for Mr J.S.T. Tiemstra was a discretionary bonus of 25% of his annual base salary in recognition of his significant personal contribution, particularly with regard to the financial restructuring.

A contingent bonus was granted to Mr W. Pot. For this bonus, a range of €100,000 to €400,000 applied.

The bonuses for the year 2004, which were paid in 2004, were as follows:

(in €)	Bonus for 2003 (paid in 2004)
W. Pot	400,000

Three-year bonus ("Long Term Incentive")

The Long Term Incentive ("LTI") is a bonus scheme for each rolling 3 year period in which a bonus amount is determined 1 year after the start of the bonus period. 50% of this bonus is awarded after 2 years and 50% of this bonus is awarded after 3 years, as long as the member concerned is still employed by Hagemeyer. From January 1, 2004, the LTI is based on the achievement of the same predetermined performance criteria as the STI. The LTI bonus for members of the Board of Management may amount up to 40% of the base salary.

For 2003 a different LTI scheme applied. The target LTI bonus for members of the Board of Management for that scheme equalled 30% of the fixed annual salary. During 2003, the targets for achievement of the LTI bonus were not realised and, consequently, no LTI bonuses were paid or granted in 2004.

Performance Share Plan

The Performance Share Plan was introduced to establish that members of the Board of Management build up a substantial ownership of Hagemeyer shares. The entire net

remainder of any LTI bonus, as well as a sum equal to at least half of any profit from exercising stock options offered (after tax) shall be invested in Hagemeyer shares. Additionally, the net remainder of the shares awarded under the share programme shall become subject to the Performance Share Plan. A loyalty premium will be granted if the shares are retained for two years in the Performance Share Plan. This premium amounts to 50% for each period of two years that the shares are retained. This premium is to be invested in Hagemeyer shares. These latter 'premium shares' do not qualify for future premiums. Any entitlement to this premium is cancelled following voluntary resignation or termination for 'cause'.

Shares under the Performance Share Plan may not be sold during the period of employment. Selling is only permitted upon termination of employment.

Mr R.W.A. de Becker does not participate in the Performance Share Plan.

No accrual has taken place in the Performance Share Plan to date.

Equity Incentive Schemes

Stock options
The members of the Board of Management participate in the stock option programme for senior management at Hagemeyer. From January 1, 2004, the stock options are a conditional remuneration component. All or part of the stock options are cancelled if, on average, less than 50% of the maximum STI bonus is achieved in the first three years.

For stock options offered before 2004, no performance condition applies. Furthermore, the stock option agreement contains provisions that prevent stock options being exercised in the first three years. In principle, the stock options are cancelled upon termination of employment, except in the event of retirement. When exercising stock options which are granted, a sum equal to at least half of the stock option profit (after tax) shall be invested in Hagemeyer shares, under the provisions of the Performance Share Plan described above.

The annual number of stock options offered per member of the Board of Management may amount up to 200,000.

For members of the Board of Management and for selected members of other senior staff, the Supervisory Board has confirmed its intention to decide that, upon a change of control, outstanding stock options become immediately exercisable.

Stock options offered to members of the Board of Management:

	Year	Stock Options Offered	Exercise Price (in €)	Expiry Date	Stock Options Withdrawn	Stock Options Expired/ Exercised	Total Outstanding (as at 31 Dec 2004)
J.S.T. Tiemstra	2003	50,000	3.42	11 Mar 2008	–	–	50,000
J.S.T. Tiemstra	2004	135,000	1.91	27 Apr 2012	–	–	135,000
							185,000

In 2004, no stock options were offered to Mr R.W.A. de Becker, as his equity incentive is offered in shares only.

Conditional shares
From 2004, the members of the Board of Management participate in the share programme for senior management at Hagemeyer. The shares will be fully awarded after 3 years only

if, on average, 50% or more of the maximum STI bonus has been achieved in these three years. In principle, the conditional shares are cancelled upon termination of employment, except in the event of retirement. Up to half of the shares may be sold to cover income tax exposure. The net remainder of the shares awarded shall become subject to the Performance Share Plan, as described above.

For Mr R.W.A. de Becker the shares will be fully awarded after 1 year (not 3 years) only if 50% or more of the maximum STI bonus has been achieved in the previous year.

The annual number of conditional shares granted per member of the Board of Management may amount up to 100,000.

Conditional shares offered to members of the Board of Management:

	Year	Shares Offered	Award Date	Shares Awarded	Shares Withdrawn	Total Outstanding (as at 31 Dec 2004)
R.W.A. de Becker	2004	100,000	2 Mar 2005	–	–	100,000
J.S.T. Tiemstra	2004	45,000	Feb/Mar 2007	–	–	45,000
						145,000

Loans
None of the members of the Supervisory Board or Board of Management have been granted a loan.

Shareholding
None of the members of the Supervisory Board own (rights to acquire) shares and/or depositary receipts for shares in Hagemeyer N.V., with the exception of M.P.M. de Raad. As per December 31, 2004, he owned 2,620 shares in Hagemeyer.

None of the members of the Board of Management own (rights to acquire) shares and/or depositary receipts for shares in Hagemeyer N.V., except for the share options and conditional shares disclosed above.

Change of Control Severance Payments
Severance payments to members of the Board of Management will be triggered if:

i) Hagemeyer discontinues their employment following a takeover, merger, or any other event in which there is a change of control of Hagemeyer; or

ii) within one year after a takeover, merger, or any other event in which there is a change of control, the member of the Board of Management terminates his employment due to a material difference of opinion with the new Board of Management or Supervisory Board, or due to a material alteration in his powers or responsibilities.

In any of the above cases, the member of the Board of Management is entitled to a change of control severance payment, apart from the usual payment of salary, equal to two and one-half times his total yearly remuneration, or the total yearly remuneration for the remainder of the contract period, if less.

The change of control severance payment is paid in three instalments. The first instalment is paid immediately upon termination. The second and third instalment will be paid 6 and 9 months respectively after termination subject to the member not having secured a new position with a base salary equal to 75% of his base salary at Hagemeyer.

For purposes of calculating a change of control severance payment, the total yearly remuneration is defined to include (i) the base salary at the moment of termination, (ii) the yearly pension accrual, (iii) 25% of the maximum STI bonus, and (iv) 25% of the maximum LTI bonus. The term of this change of control agreement has been agreed between the Supervisory Board and the member of the Board of Management. Upon its expiration a new term will need to be agreed upon. For Mr R.W.A. de Becker, the term expires at February 28, 2008.

For Mr J.S.T. Tiemstra, his current arrangement continues until April 1, 2006. This arrangement differs from the arrangement described above; severance payments to Mr J.S.T. Tiemstra will also be triggered if Hagemeyer discontinues his employment following a material alteration of the organisation that results in a material alteration of his respective powers or responsibilities.

In accordance with the severance arrangement agreed with Mr R. ter Haar in 2003, €801,824 was paid in 2004 as part of this arrangement. A payment of €0.4 million is due at April 1, 2005 if Mr ter Haar has not found a suitable new position elsewhere by the relevant date.

Total Cost of Remuneration

The total costs of the remuneration of the Board of Management amounted to €4,542,000 in 2004 (2003: €1,675,000).

21 NET EXCEPTIONAL (EXPENSE) / INCOME BEFORE TAXES

	2004	2003
Result on sale of subsidiaries, participations and investments	44,785	41,673
Sagittarius Pension Fund	–	4,721
Restructuring charge - headcount reduction	(10,357)	(27,659)
Restructuring charge - PPS	(50,705)	(117,468)
Regulatory and risk management	(11,322)	(20,075)
Prior year accounting adjustments	(2,109)	(12,539)
Other exceptional items	(2,448)	5,306
Net Exceptional (Expense) / Income before Taxes	(32,156)	(126,041)

Restructuring Charge - PPS

The total amount charged to the profit and loss account as exceptional items relating to the restructuring of the core PPS-division, excluding headcount reduction, in 2004 is €50.7 million (2003: €117.5 million). This charge consists of:

€39.6 million	Exceptional items related to the write off, in full, of non allocated capitalised expenses relating to Hagemeyer's ERP systems. These capital ised expenses would be allocated to operating companies as and when they implement GHS. However, as it is unlikely that there will be a further roll-out of GHS, it has been decided to write off the remaining unallocated capitalised GHS expenses.
€4.4 million	Exceptional items related to restructuring of the branch network (including vacant leases, termination of leases, book gains and losses on fixed assets, consultancy fees, systems improvements, close-down costs and other related costs).
€3.4 million	Exceptional items related to the centralisation of warehouses (including consultancy fees, systems improvements, double running costs, excess temporary labour, transitional disruption, stock rationalisation, stock valuation adjustments and other related costs).
€3.3 million	Exceptional items related to the restructuring of shared service centres (including consultancy fees, systems improvements, double running

costs, excess temporary labour, harmonisation of accounting practices and other related costs).

Result on Sale of Subsidiaries, Participations and Investments

Total exceptional income from the disposal of subsidiaries, participations and investments in 2004 was €44.8 million. During 2004 Hagemeyer disposed of GPX and its retail activities in Germany. Furthermore, after the disposal of 68.5% of its shares in Tech Pacific during 2003, resulting in exceptional income of €43.6 million in 2003, Hagemeyer disposed of its remaining 31.5% stake in Tech Pacific in 2004, resulting in additional exceptional income of €58.1 million.

Restructuring Charge - Headcount Reduction

The costs of headcount reduction programmes have been charged to exceptional items in 2004 as far as there is a constructive obligation. The total charge amounts to €10.4 million.

Regulatory and Risk Management

During 2004, Hagemeyer incurred exceptional losses of €11.3 million for regulatory and risk management related costs. Of these costs, €4.4 million related to silicosis and asbestos claims in North America and €4.0 million to a settlement of litigation.

Prior Year Accounting Adjustments

During 2004 an exceptional loss was recorded of €2.1 million related to prior year accounting adjustments.

Other Exceptional Items

During 2004, various other exceptional items were recorded, resulting in a loss of €2.4 million.

Segmental Split

Total exceptional items can be split up as follows:

(In € millions)

Segmental split

	2004	2003
PPS UK	(10.3)	(61.6)
PPS US	(7.3)	(72.9)
PPS Germany	(12.8)	(30.6)
Other PPS	(4.3)	(8.3)
Total PPS	(34.7)	(173.4)
Total ACE	(6.2)	6.3
Corporate	8.7	41.1
Total Exceptional Items	(32.2)	(126.0)

NOTES TO THE COMPANY ACCOUNTS AS AT DECEMBER 31

(In € thousands, unless otherwise stated)

NON-CURRENT ASSETS

22 INTANGIBLE FIXED ASSETS

	2004	2003
Software		
Cost at January 1	37,396	45,686
Accumulated amortisation at January 1	(16)	-
Net book value at January 1	37,380	45,686
Additions	3,176	2,910
Transfer to subsidiaries	-	(11,200)
Depreciation	(42)	(16)
Impairment loss	(39,589)	-
Net book value at December 31	925	37,380
Cost	1,897	37,396
Accumulated amortisation	(972)	(16)
Net book value at December 31	925	37,380
Goodwill		
Cost at January 1	8,490	9,922
Accumulated amortisation at January 1	(1,481)	(1,065)
Net book value at January 1	7,009	8,857
Effect of movements in foreign exchange rates	(146)	(1,432)
Transfer to subsidiary	(4,280)	-
Amortisation	(166)	(416)
Net book value at December 31	2,417	7,009
Cost	2,872	8,490
Accumulated amortisation	(455)	(1,481)
Net book value at December 31	2,417	7,009
Intangible Fixed Assets	3,342	44,389

23 TANGIBLE FIXED ASSETS

	2004	2003
Net book value at January 1	1,272	1,581
Additions	359	644
Depreciation	(793)	(953)
Disposals	(5)	–
Net book value at December 31	833	1,272
Net cost	2,816	4,515
Accumulated depreciation	(1,983)	(3,243)
Net book value at December 31	833	1,272

24 FINANCIAL FIXED ASSETS

	2004	2003
Group Companies		
At January 1	464,153	812,489
Effect of movements in foreign exchange rates	(17,857)	(34,131)
Add: investments, including conversion of loans	357,557	760
share in results for the year	(81,734)	(270,598)
Less: disposals / discontinuance	–	(16,165)
dividends received	(20,507)	(28,202)
At December 31	701,612	464,153
Associated Companies		
At January 1	6,059	7,129
Effect of movements in foreign exchange rates	(66)	(351)
Add: share in results for the year	–	21
Less: sale of participations	–	(740)
transfer to subsidiary	(5,993)	–
At December 31	–	6,059
Loans to Group Companies		
At January 1	918,403	1,001,491
Effect of movements in foreign exchange rates	(20,554)	(28,372)
Add: additional loans	76,476	181,684
Less: settlements	(246,795)	(236,400)
At December 31	727,530	918,403
Other Receivables		
At January 1	200	7,961
Effect of movements in foreign exchange rates	(1,126)	–
Add: new receivables	4,830	–
Less: settlements	(275)	(7,761)
At December 31	3,629	200
Total Financial Fixed Assets	1,432,771	1,388,815

CURRENT ASSETS

25 RECEIVABLES

	2004	2003
Receivables from subsidiaries	14,357	40,509
Prepayments	7,136	1,925
Other receivables	2,185	5,091
	23,678	47,525

SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES

26 SHAREHOLDERS' EQUITY

	2003	2002
Authorised Capital		
Ordinary shares	810,000	480,000
Cumulative preference shares	–	120,000
At December 31	810,000	600,000
Paid up and Called up Ordinary Share Capital		
At January 1	131,351	131,351
Transfer from cumulative preference share capital	30,864	–
Issued during the year	457,094	–
At December 31	619,309	131,351
Paid up and Called up Cumulative Preference Share Capital		
At January 1	30,864	30,864
Transfer to ordinary share capital	(30,864)	–
At December 31	–	30,864
Share Capital	619,309	162,215
Share Premium		
At January 1	62,118	62,118
Less: expenses related to share issue	(23,269)	–
At December 31	38,849	62,118
Cumulative Translation Reserve		
At January 1	(83,463)	(35,116)
Effect of movements in foreign exchange rates	(34,408)	(48,347)
At December 31	(117,871)	(83,463)
Retained Earnings		
At January 1	401,632	739,358
Net effect of stock and other prior year dividends	–	(19,702)
At December 31	401,632	719,656
Net loss for the year	(164,067)	(318,024)
Shareholders' Equity	777,852	542,502

Refer to Note 9 and 'Shareholder Information' for further details.

The Company's share capital is denominated in Euro. The authorised share capital amounts to €810,000,000 divided into 675,000,000 ordinary shares with a nominal value of €1,20 each. Under existing tax legislation, all of these share premium account is distributable in shares free of Dutch income taxes.

27 PROVISIONS

	2004	2003
Reorganisation and restructuring	7	267
Other	12,608	12,760
	12,615	13,027

Other provisions include mainly provisions for legal claims.

28 CURRENT LIABILITIES

	2004	2003
Payables to subsidiaries	497,374	630,671
Amounts due under short-term credit facilities	–	232,941
Taxes and social security	7,550	3,822
Other creditors	2,364	152
Accrued liabilities	12,979	15,832
	520,267	883,418

29 OTHER RESULTS

The other results mainly consist of the balance of the unrecovered stewardship expenses, interest income and costs related to the refinancing of the Group in 2004.

30 POST BALANCE SHEET DATE EVENTS

Runcorn

As the performance of our national distribution centre for the UK did not meet our expectations, we have decided to opt for a more decentralised model, based on a number of regional distribution centres. The full roll-out of the new model is expected to be completed by mid-2005. The costs related to the closure of the national distribution centre in Runcorn have not yet been provided for in the 2004 accounts.

Convertible

In February 2005 Hagemeyer announced the issue of 3.50% subordinated convertible bonds due 2012. The total size of the issue is €135 million in principal amount. The conversion price has been set at €2.83 per ordinary Hagemeyer share, which represents a 33% premium over the reference price. The net proceeds of the bonds will be used to refinance part of Hagemeyer's existing senior debt.

Naarden, February 22, 2005

Supervisory Board
P.J. Kalff, Chairman
D.G. Eustace, Vice Chairman
B.A.J. Bourigeaud
M.P.M. de Raad

Board of Management
R.W.A. de Becker, CEO
J.S.T. Tiemstra, CFO

AUDITORS' REPORT

The following presents the report of our auditors as included in our Annual Accounts for the financial year ended 31 December 2004.

To the Shareholders and Supervisory Board of Hagemeyer N.V.

Introduction

We have audited the Annual Accounts of Hagemeyer N.V., Naarden, for the year 2004, as set out on pages 71 to 106. These Annual Accounts are the responsibility of the Board of Management. Our responsibility is to express an opinion on the Annual Accounts based on our adit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts ans disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Annual Accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Annual Accounts give a true and fair view of the financial position of the Company as at December 31, 2004 and of the result and cash flow for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Title 9 of Book 2 of the Netherlands Civil Code.

Deloitte Accountants B.V.
Rotterdam, February 22, 2005

AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31

(Before appropriation of net result)

(€000's)	Notes	2003	2002
ASSETS			
Non-current Assets			
Intangible fixed assets	3	585,095	652,397
Tangible fixed assets	4	185,125	261,838
Financial fixed assets	5	65,556	45,721
Deferred taxes	11	44,712	91,129
		880,488	1,051,085
Current Assets			
Inventories	6	615,422	817,138
Trade receivables	7	836,259	1,257,646
Other receivables and prepayments	8	72,763	137,025
Cash and deposits		198,530	44,995
		1,722,974	2,256,804
		2,603,462	3,307,889
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' Equity[1]	9	542,502	928,575
Minority Interest[1]		59	3,649
Subordinated Debt[1]	10	150,000	150,000
Non-current Liabilities			
Provisions	11	159,976	174,114
Long-term debt	12	735	703,157
Other long-term liabilities		1,323	1,456
		162,034	878,727
Current Liabilities			
Trade payables and other current liabilities	13	775,475	1,116,159
Short-term debt and current portion of long-term debt		973,392	230,779
		1,748,867	1,346,938
		2,603,462	3,307,889
[1] Risk bearing Capital		692,561	1,082,224

See accompanying notes on pages F-54 to F-93.

Naarden, March 2, 2004

Supervisory Board **Board of Management**

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31

(€000's)	Notes	2003	2002
Net Sales		6,337,791	8,343,472
Cost of sales		(4,991,373)	(6,622,096)
Exceptional cost of sales	21	(65,399)	(98)
Gross Profit		1,281,019	1,721,278
Operating expenses excluding amortisation of goodwill	16	(1,373,347)	(1,516,112)
Other operating income - net	17	17,590	3,306
Exceptional operating expenses	21	(62,438)	(38,170)
Goodwill amortisation		(33,816)	(34,848)
Operating Profit / (Loss)		(170,992)	135,454
Share in pre-tax results of associated companies		7,657	3,871
Exceptional share in pre-tax results of associated companies	21	1,796	–
Financial expense - net	18	(121,964)	(62,990)
Profit / (Loss) before Taxes		(283,503)	76,335
Taxes	19	(35,033)	(19,500)
Minority interest		512	(45)
Net Profit / (Loss)		(318,024)	56,790

Data per ordinary share *(rounded to the nearest Euro cent)*	2003	2002
Net profit / (loss) before amortisation of goodwill	(2.60)	0.82
Net profit / (loss) before amortisation of goodwill, fully diluted	(2.55)	0.82
Net profit / (loss)	(2.91)	0.50
Net profit / (loss), fully diluted	(2.85)	0.50
Weighted average no. of ordinary shares outstanding	109,459,256	108,975,339
Weighted average no. of fully diluted ordinary shares outstanding	111,157,415	110,235,424
Operating profit / (loss) before amortisation of goodwill and exceptional items (EBITA before exceptional items)	(9,339)	208,570

See accompanying notes on pages F-54 to F-93.

Naarden, March 2, 2004

Supervisory Board **Board of Management**

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31

(€000's)	2003	2002
Operating Activities		
Operating profit / (loss) after exceptional items[1] adjusted for:	(170,992)	135,454
Depreciation and amortisation	83,880	99,719
Non cash movement exceptional items	29,344	(60,277)
Changes in working capital:		
- Inventories	38,195	62,610
- Receivables	148,210	27,104
- Trade and other creditors	(120,618)	(39,860)
Changes in provisions	(8,674)	(5,782)
Operating cash flow	(655)	218,968
Interest received	5,766	5,678
Dividends received from associates	1,782	1,529
Interest paid and similar charges	(115,170)	(70,208)
Taxes paid	(16,560)	(21,943)
Net Cash from / (used in) Operational Activities	(124,837)	134,024
Investing Activities		
Purchase of fixed assets	(39,181)	(97,913)
Sale of fixed assets	48,415	88,094
Acquisitions of subsidiaries, net of cash acquired	(4,857)	(21,304)
Divestments of / (investments in) subsidiaries, participations and other investments	210,492	22,581
Other investments and receivables - net	8,479	(3,033)
Net Cash from / (used in) Investing Activities	223,348	(11,575)

(€000's)	2003	2002
Financing Activities		
Proceeds from long-term loans and similar instruments	213,941	526,558
Payents of long-term loans and similar instuments	(208,974)	(440,006)
Dividends paid to minority interests	(524)	
Dividends paid to shareholders	(21,985)	(45,093)
Net Cash om / (used in) Financing Activities	(17,018)	40,935
Net increase in Cash and Cash Equivalents	81,493	163,384
Change in Cash and Cash Equivalents		
At Januar 1	(115,745)	(31,544)
Net increase in cash and cash equivalents	81,493	163,384
Currency translation effects	(11,563)	38,415
At December 31	(45,815)	(115,745)
Cash and Cash Equivalents comprise:		
Cash and deposits	198,530	44,995
Short-term debt	(244,345)	(160,740)
	(45,815)	(115,745)

[1] Net Cash from Exceptional Items (excluding proceeds from divestments and proceeds from sale of fixed assets)	(98,413)	(94, 916)

See accompanying notes on pages F-54 to F-93.

Naarden, March 2, 2004

Supervisory Board **Board of Management**

COMPANY BALANCE SHEET AS AT DECEMBER 31 (BEFORE APPROPRIATION OF NET RESULT)

(€000's)		2003	2002
ASSETS			
Non-current Assets			
Intangible fixed assets	22	44,389	54,543
Tangible fixed assets	23	1,272	1,581
Financial fixed assets	24	1,442,611	1,882,866
		1,488,272	1,938,990
Current Assets			
Receivables	25	47,525	54,091
Cash and deposits		56,946	22
		104,471	54,113
		1,592,743	1,993,103
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES			
Shareholders' Equity	26		
Share capital		162,215	162,215
Share premium		62,118	62,118
Cumulative translation reserve		(83,463)	(35,116)
Retained earnings		719,656	682,568
Net profit / (loss)		(318,024)	56,790
		542,502	928,575
Subordinated Debt		100,000	100,000
Provisions	27	13,027	14,043
Current Liabilities	28	937,214	950,485
		1,592,743	1,993,103

See accompanying notes on pages F-54 to F-93.

Naarden, March 2, 2004

Supervisory Board **Board of Management**

COMPANY PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31

(€000's)		2003	2002
Result from Participations after Taxes		(270,577)	55,118
Other Results	29	(47,447)	1,672
Net Profit / (Loss)		(318,024)	56,790

The Company's financial information has been included in the consolidated accounts. Accordingly article 402, Book 2 of the Netherlands Civil Code has been applied in respect of the Company profit and loss account.

See accompanying notes on pages F-54 to F-93.

Naarden, March 2, 2004

Supervisory Board **Board of Management**

PROPOSED APPROPRIATION OF NET RESULT (NOT INCORPORATED IN THE BALANCE SHEET)

(€000's)	2003	2002
7.40 % cumulative preference share dividend	–	2,284
Interim dividend (2002: €0.15 per ordinary share)	–	16,418
Final dividend (2002: €0.18 per ordinary share)	–	19,703
Transfer / (charge) to retained earnings	(318,024)	18,385
	(318,024)	56,790

See accompanying notes on pages F-54 to F-93.

Naarden, March 2, 2004

Supervisory Board **Board of Management**

NOTES TO THE ACCOUNTS

1 GENERAL

For the purpose of complying with articles 379 and 414, Book 2 of the Netherlands Civil Code, a complete list of companies associated with the Group is available at the Chamber of Commerce in Hilversum and at the Company's offices. The principal operating companies included in the consolidation of the Hagemeyer Group are listed on pages 89 to 95 of this report.

2 PRINCIPAL ACCOUNTING POLICIES

a. Functional Currency

The consolidated financial statements of the Group and the financial statements of the Company are presented in Euro.

b. Basis of Consolidation

The consolidated financial statements include the financial statements of Hagemeyer N.V. ("the Company") and its consolidated subsidiaries or other companies that belong to the Group. Subsidiaries are those companies in which the Company owns directly or indirectly more than 50% of the voting rights, or where the Company is in the position to directly or indirectly appoint or dismiss more than 50% of the members of the Board of Management or the Supervisory Board. Subsidiaries acquired during the year are consolidated for the period from the date of acquisition. The date of acquisition is determined as the date on which the Group assumed effective control over the operations of the company. All intercompany accounts and transactions between Group companies are eliminated. The interest of minority shareholders in the earnings and equity of consolidated subsidiaries is deducted in determining the Group's profit after taxes and shareholders' equity.

c. Investments in associated Companies and Joint Ventures

Associated companies are those in which the Group holds an interest, though is unable to exercise management control over the operations. Investments in associated companies are accounted for by the equity method of accounting. Under this method the Group's interest in the associate is carried on the balance sheet at its net asset value and the Group's share of the associate's profit or loss before taxes for the year is recognised in the profit and loss account. The related taxation charge is included in the consolidated profit and loss account under "Taxes". Participations in joint ventures are accounted for as associated companies.

d. Foreign Currency

Transactions during the year denominated in foreign currencies are translated into respective local currencies at exchange rates approximating those ruling at the time of the transaction or at exchange rates determined from contracts entered into to hedge the particular transactions. Assets and liabilities denominated in foreign currencies are translated into respective local currencies at the exchange rates ruling on the balance sheet date or at the contract rates. Exchange differences arising are charged or credited to the profit and loss account.

Goodwill and other adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
The income statements of foreign entities are translated into Euro at exchange rates approximating those ruling at the time of the transactions. The balance sheets of foreign entities and the net investments in foreign entities in the Company accounts are translated into Euro at the exchange rates prevailing at the balance sheet date. Exchange differences arising on translation are credited or charged to a cumulative translation reserve in the shareholders' equity.

e. Intangible Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of the acquisition. Goodwill arising on or after January 1, 2000, is reported in the balance sheet as an intangible asset and is amortised because of its longevity using the straight-line method over its estimated useful life not exceeding 20 years. Goodwill that arose prior to January 1, 2000, was charged in full to retained earnings.

NOTES TO THE ACCOUNTS

The carrying amount of goodwill is reviewed annually and written-down where necessary for permanent impairment.

For divestments of entities acquired prior to January 1, 2000, the goodwill previously charged to retained earnings is not included in the gain or loss from the divestment.

Software
Expenditures concerning procured software licenses and the development of software are capitalised as intangible assets and amortised over the period of their estimated useful lives, not exceeding 7 years. Only expenditures directly related to programming and testing of in-house developed software qualifies for capitalisation. Indirect expenditures, and expenditures for research, implementation, training and data-migration are expensed when incurred.

Interest costs incurred in the construction stage of projects are capitalised.

Trademarks and Tradenames
The value of trademarks and tradenames acquired is capitalised and amortised over the period of their estimated useful lives, not exceeding 10 years.

f. Tangible Fixed Assets
Tangible fixed assets are stated at cost less depreciation. Fixed assets not for operational use are carried at the lower of net book value or estimated net realisable value. Depreciation is calculated on the straight-line method to write off the cost of individual assets to their residual values over their estimated useful life as follows:

Buildings	20 - 30 years
Machinery and equipment	5 - 10 years
Motor vehicles	3 - 5 years
IT hardware	3 - 7 years
Leasehold improvements	over the term of related lease

Land is not depreciated.

g. Financial Fixed Assets
Subsidiaries, associated companies and joint venture participations are carried at net asset value in the Company accounts.

The Company's share in the undistributed earnings of subsidiaries, associated companies and joint ventures is taken to retained earnings, except in cases where the Company is unable to secure payment of dividend. In such cases the share in undistributed earnings is taken to a legal reserve.

Participations not belonging to the Group, and over which Hagemeyer can not excercise management control, are carried at cost less a provision for permanent impairment in value, if any. Income derived from these participations is recognised only when dividends are received.

h. Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is calculated on either the first-in first-out or the weighted average purchase price method, and includes all costs incurred in bringing the goods to their present location.

i. Provisions
Provisions are made for actual legal or constructive obligations in the ordinary course of business and / or from restructuring or reorganisation, for which the actual obiglation is uncertain, but nevertheless can be reasonably estimated, existing at the balance sheet date arising from past events, which will be settled in the future.

The Company and its subsidiaries maintain pension plans covering the majority of its employees. Pension plans include defined benefit and defined contribution schemes. Funding policy varies according to local practice and regulations and varies from fully funded arrangements to unfunded plans. Periodic pension costs and pension liabilities are determined by actuarial valuations following local practice and regulations.
Certain of the Company's subsidiaries provide warranties on products sold. Provision is made for the estimated costs arising under these warranties.

j. Taxes

Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Deferred taxes are recorded using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial purposes, except for those differences related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Provision for taxes, which could arise on the remittance of retained earnings related to subsidiaries, is only made when there is a current intention to remit such earnings. Currently enacted statutory rates are used to determine deferred taxes. The principal temporary differences arise from depreciation on Buildings, Plant and Machinery, provisions for restructuring which are only deductible for tax purposes when the actual expenses are incurred and tax losses carried forward. Deferred tax assets relating to the carry-forward of unused tax losses are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

k. General

Unless otherwise indicated, assets and liabilities are carried at their nominal value.

l. Net Sales

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts, and after eliminating sales and unrealised profit within the Group.

m. Consolidated Statement of Cash Flow

The consolidated statement of cash flow is prepared using the indirect method. Balance sheet and profit and loss items are adjusted for changes which have no influence upon receipts and payments during the year. Cash flow relating to extraordinary and exceptional items are disclosed separately.

Cash and cash equivalents in the consolidated statement of cash flows comprise cash in hand, deposits held with banks and investments in money market instruments net of amounts drawn under short-term credit facilities.

n. Change in accounting policies

Exceptional Items

Effective January 1, 2003 exceptional items are reported in separate lines within the Profit and Loss Account, in accordance with the changed guidelines for annual reporting in the Netherlands.

Exceptional items are income or expenses related to normal operating activities, that because of nature, materiality or frequency of occurrence, are required to be reported separately in order to provide a fair view on the result from normal operating activities, and in particular the development thereof.

Extraordinary Items

Effective January 1, 2003 a more restrictive definition of extraordinary items is applied, in accordance with the changed guidelines for annual reporting in the Netherlands. Extraordinary items are income or expenses that can clearly be separated from normal operating transactions. As such the occurrence of extraordinary items is unlikely.
Prior year financial statements have been adjusted for comparison reasons.

o. Reclassifications

Certain reclassifications have been made to the prior period financial statements in order to conform to the 2003 classification.

NON-CURRENT ASSETS

3 INTANGIBLE FIXED ASSETS

(€000's)	Goodwill	Software	Trademarks and Tradenames	Total 2003	Total 2002
Net book value at January 1	583,309	61,430	7,658	652,397	730,004
Intangible fixed assets of divested subsidiaries	(4,018)	(1,887)	–	(5,905)	–
Additions	932	5,923	–	6,855	24,621
Disposals	(1,193)	(1,938)	–	(3,131)	(29)
Amortisation	(33,816)	(9,906)	(904)	(44,626)	(39,571)
Transfer from tangible fixed assets	-	14,466	–	14,466	–
Effect of movement in foreign exchange rates	(34,764)	(193)	(4)	(34,961)	(62,628)
Net book value at December 31	510,450	67,895	6,750	585,095	652,397
Cost	613,215	88,770	11,582	713,567	746,999
Accumulated amortisation	(102,765)	(20,875)	(4,832)	(128,472)	(94,602)
Net book value at December 31	510,450	67,895	6,750	585,095	652,397

The amount of interest capitalised within intangible fixed assets at December 31, 2003 is €3.1 million (2002: €3.1 million).

The remaining estimated useful life of the intangible assets is approximately:

Goodwill	16 years
Software	5-6 years
Trademarks and Tradenames	8 years

4 TANGIBLE FIXED ASSETS

(€000's)	Land and Buildings	Plant and Machinery Equipment	Office and Computer Fixed Assets	Other Operating	Total 2003	Total 2002
Net book value at January 1	105,436	62,894	69,436	24,072	261,838	328,667
Fixed assets of acquired subsidiaries	-	-	-	-	-	553
Fixed assets of divested subsidiaries	(3,554)	(7,675)	(3,113)	(512)	(14,854)	(2,721)
Effect of movement in foreign exchange rates	(8,293)	(3,846)	(2,761)	1,088	(13,812)	(15,346)
Additions	4,129	9,414	4,687	7,531	25,761	75,015
Disposals	(15,826)	(997)	(1,921)	(1,344)	(20,088)	(64,183)
Depreciation	(2,551)	(13,131)	(15,775)	(7,797)	(39,254)	(60,147)
Reclassifications and transfers to intangible fixed assets	267	(2,754)	(11,031)	(948)	(14,466)	-
Net book value at December 31	79,608	43,905	39,522	22,090	185,125	261,838
Cost	122,939	120,105	145,742	47,274	436,060	598,681
Accumulated depreciation	(43,331)	(76,200)	(106,220)	(25,184)	(250,935)	336,843)
Net book value at December 31	79,608	43,905	39,522	22,090	185,125	261,838

The current value of land and buildings has been estimated at €87 million (2002: €117 million), or €7 million above book value.

5 FINANCIAL FIXED ASSETS

(€000's)	2003	2002
Associated Companies		
At January 1	20,659	24,103
Effect of movement in foreign exchange rates	(2,601)	(2,024)
Add: investments	117	–
share in net income for the year	6,970	3,342
transfer from / (to) consolidated subsidiaries	21,721	(2,335)
Less: sale of participations	(9,790)	(92)
dividends received / repayment of invested capital	(1,628)	(2,335)
At December 31	35,448	20,659
Other Investments		
At January 1	389	788
Effect of movement in foreign exchange rates	(15)	(51)
Add: investments	–	80
Less: sale of investments	–	(25)
write-down of carrying value	–	(403)
At December 31	374	389
Other Long-Term Receivables		
At January 1	24,673	23,576
Effect of movement in foreign exchange rates	(2,341)	(2,732)
Add: new receivables	21,678	4,610
Less: settlements	(9,515)	(781)
write down of carrying value	(4,761)	–
At December 31	29,734	24,673
Total Financial Fixed Assets	65,556	45,721

Other long-term receivables comprise amounts due from third parties in respect of deferred proceeds of disposals, interest bearing loans to customers and other long-term receivables or prepayments.

As at December 31, 2003, other long-term receivables includes €20.9 million in respect of the anticipated insurance coverage for Silicosis- and Asbestos claims in the USA (see also note 11). The balancesheet for 2002 includes €5.8 million in respect of Silicosis- and Asbestos insurance coverage, which has been reclassified for comparison reasons.

CURRENT ASSETS

6 INVENTORIES

(€000's)	2003	2002
Finished goods	615,422	817,138
Inventories have been stated net of a provision, to reduce cost to estimated realisable value, of	55,829	63,202

7 TRADE RECEIVABLES

(€000's)	2003	2002
Trade receivables	836,259	1,257,646
Trade receivables have been stated net of a provision for doubtful accounts receivable, of	41,322	52,896

8 OTHER RECEIVABLES AND PREPAYMENTS

(€000's)	2003	2002
Other receivables	30,987	77,942
Prepayments	41,776	59,083
	72,763	137,025

NOTES TO THE CONSOLIDATED ACCOUNTS

SHAREHOLDERS' EQUITY AND LIABILITIES

9 SHAREHOLDERS' EQUITY

(€000's)	2003	2002
Shareholders' equity at January 1	928,575	999,220
Net profit / (loss) for the year	(318,024)	56,790
Exercise of stock dividend option	–	29,846
Interim dividend paid for the year	–	(16,418)
Dividends on ordinary shares	(19,702)	(56,240)
Dividends on cumulative preference shares	–	(2,284)
Effect on equity from movement in foreign exchange rates	(48,347)	(82,339)
Shareholders' equity at December 31	542,502	928,575

The final dividend entitlement for 2002 was €0.33 per share in cash.

The effect on equity from the movement in foreign exchange rates shown in the equity reconciliation includes a tax charge of €3.8 million (2002: tax charge of €10.5 million).

Options to purchase ordinary shares of nominal value €1.20 have been granted to senior executives including the Board of Management and the Executive Committee. During 2003, no share options were exercised. As a result of option holders leaving the employment of the Group, 41,730 options were cancelled. In addition to this 860,975 options expired, without exercise being possible.

Grants of options are generally subject to terms which prevent them from being exercised in the three years following the date of grant. Following this initial three year period, almost all options provide an exercise period of five years.

An extraordinary meeting of shareholders was held on January 9, 2004 in which the shareholders adopted a resolution for the issuance of ordinary shares in connection with a rights offering and a bond offering.

Both the rights offering and the bond offering have been completed in February 2004. Additional information regarding the share capital after completion is included in the section "General Corporate Information" and the pro forma, unaudited, balance sheet on page 78.

The position of the option program at the beginning and end of 2003 respectively was as follows:

Year of Grant	Number of shares based on outstanding options 01-01-03	31-12-03	Exercise Price (€)	Share price at Date of Grant (€)	Expiration Date
1998	4,500	–	30.63	30.63	September 2, 2003
	41,230	–	43.93	43.93	April 22, 2003
1999	63,503	3,333	26.85	26.85	March 5, 2007
	3,344	3,276	26.85	26.85	March 4, 2004
	25,000	17,000	22.10	22.10	September 1, 2007
2000	5,089	4,985	17.47	17.47	February 28, 2005
	174,000	81,000	20.00	17.47	March 11, 2008
	19,014	17,610	17.47	17.47	March 11, 2008
2001	226,000	121,000	20.00	23.90	March 6, 2006
	50,000	50,000	20.00	23.90	April 30, 2004
	25,000	25,000	20.00	23.90	May 31, 2004
	11,802	10,728	23.90	23.90	March 6, 2006
	159,000	20,000	20.00	23.90	March 6, 2009
	8,000	4,000	23.90	23.90	March 6, 2009
2002	83,000	44,000	20.00	23.23	March 5, 2010
	72,850	2,500	23.23	23.23	March 5, 2007
	280,894	164,539	23.23	23.23	March 5, 2010
2003	–	192,215	3.42	3.42	March 11, 2008
	–	431,970	3.42	3.42	March 11, 2011
	1,252,226	1,193,156			

For the stock options held by the members of the Board of Management we refer to note 20 "Remuneration of members of the Board of Management and members of the Supervisory Board 2003".

NOTES TO THE CONSOLIDATED ACCOUNTS

10 SUBORDINATED DEBT

The Group's subordinated debt facility amounting €150 milion bears interest at a floating rate determined by reference to EURIBOR. Amounts drawn under the facility are subordinated obligations of the Company and Hagemeyer Ireland Plc and rank pari passu with any present or future subordinated obligations. The facility would have expired in June 2005.

An extraordinary meeting of shareholders was held on January 9, 2004 in which the shareholders adopted a resolution for the issuance of ordinary shares in connection with a rights offering and rights to subscribe for ordinary shares in connection with a bond offering.

Both the rights offering and the bond offering have been completed in February 2004. At the completion of the rights offering and the bond offering the existing subordinated debt facility has been fully repaid.

11 PROVISIONS

(€000's)	Reorganisation & Restructuring	Deferred Taxes	Pensions	Warranties	Other	Total 2003	Total 2002
At January 1	49,619	48,597	38,788	8,874	28,236	174,114	223,526
Provisions of divested subsidiaries	(246)	(1,090)	(11)	(459)	(549)	(2,355)	(480)
Acquisitions	–	–	–	–	–	–	2,089
Transfers	(1,008)	2,863	(369)	(8)	2,386	3,864	297
Effect of movements in foreign exchange rates	(1,803)	(2,652)	(1,321)	(57)	(2,545)	(8,378)	(13,180)
Amounts charged to the profit and loss account	31,862	1,781	1,405	4,844	38,532	78,424	35,007
Amounts charged to the movements in foreign exchange rates (shareholders' equity)	–	980	–	–	–	980	10,107
Amounts utilised	(27,127)	–	(2,755)	(5,255)	(7,799)	(42,936)	(69,065)
Amounts released to the profit and loss account	(10,500)	(30,948)	(513)	(630)	(1,146)	(43,737)	(14,187)
At December 31	40,797	19,531	35,224	7,309	57,115	159,976	174,114

Approximately €40 million of the provisions will be utilised within one year.

The amount utilised from the restructuring and reorganisation provision during 2003 includes €15 million relating to the restructuring of the PPS division. This covers costs incurred in the course of the reorganisation of the PPS division and includes amounts for exiting surplus properties, write-off of obsolete assets as part of the restructuring of the logistics operations, rationalisation of the branch network, non capitalized ERP development and implementation costs, as well as amounts paid for severance.

Amounts utilised during 2003 also include €12 million for costs related to discontinuation or restructuring of non-core activities.

Amounts released to the profit and loss account during the year represent excess provisions which were formed in prior years.

Product Liability Claims – Silicosis and Asbestos

Two of Hagemeyer's subsidiaries in the United States have been named as defendants in approximately 23,000 silicosis-related claims in Mississippi and Texas. The plaintiffs in these cases mostly have been or are working in the energy (notably petrochemical), construction, foundry and manufacturing industries, where sand is either used or is a by-product of sandblasting, drilling and grinding and for the making of moulds and cores in foundry operations. These plaintiffs allege that they developed silica-related diseases or suffer from diseases such as silicosis and that a subsidiary of ours distributed respiratory protective products (such as dust masks, respirators and air masks) that were not adequate to prevent plaintiffs from developing such silica-related diseases or silicosis and/or that Hagemeyer's subsidiary failed to give adequate warnings with respect to these products. Some claims also allege that another of Hagemeyer's subsidiaries manufactured a government approved sandblasting hood that has been alleged to be defective, and that the subsidiary failed to give adequate warnings.

The defendants in these lawsuits are often numerous and include manufacturers and distributors of sand, sandblasting equipment and products as well as manufacturers and distributors of respiratory protective products. Although one of Hagemeyer's subsidiaries continues to engage in the business of distributing respiratory protective products, the other subsidiary ceased manufacturing these products in the mid to late 1980s.

These subsidiaries are also defendants in approximately 2,000 asbestos claims filed in Michigan, Mississippi and Texas. Plaintiffs in these cases are, for the most part, workers in the automotive, construction and manufacturing industries who developed an asbestos-related disease which they claim is due, in part, to exposure to products containing asbestos allegedly manufactured or sold by one of Hagemeyer's subsidiaries.

Hagemeyer's costs in connection with these claims are difficult to estimate because the outcome of this type of litigation (and therefore the range of potential liabilities) is subject to a number of assumptions and uncertainties, such as the number or size of claims or settlements, the number of financially viable responsible parties, and the potential impact of any pending or future silicosis/asbestos-related litigation.

As at December 31, 2003, Hagemeyer's US subsidiaries have established a provision for these claims of €41.8 million to cover what we recognise as potential future silicosis and asbestos-related litigation. The provision takes into consideration incurred but not recorded claims, and is calculated on a discounted basis. The anticipated insurance coverage of €20.9 million is, in accordance with Dutch GAAP, recorded separately as other long-term receivable within financial fixed assets (see also note 5).

NOTES TO THE CONSOLIDATED ACCOUNTS

The movement in deferred tax assets and liabilities during the year was as follows:

(€000's)	2003	2002
Deferred Tax Assets		
At January 1	91,129	80,607
Effect of movements in foreign exchange rates	(925)	(1,826)
Acquisitions	162	
Amounts (charged) / credited to the profit and loss account:		
Ordinary profit	(12,567)	(7,021)
Exceptional profit	(31,273)	17,632
Tax assets of divested subsidiaries	(4,539)	-
Transfer (to) / from current tax liabilities	2,887	1,578
Transfer (to) / from deferred tax liabilities	-	(3)
At December 31	44,712	91,129
Deferred Tax Liabilities		
At January 1	(48,597)	(36,377)
Effect of movements in foreign exchange rates	2,652	1,257
Amounts (charged) / credited to the profit and loss account:		
Ordinary profit	28,766	923
Exceptional profit	401	(4,431)
Tax liabilities of divested subsidiaries	1,090	-
Charge to movements in foreign exchange rates (shareholders' equity)	(980)	(10,107)
Transfer (from) / to current taxes payable	24	135
Transfer to / (from) deferred tax assets	(2,887)	3
At December 31	(19,531)	(48,597)
Net Deferred Tax Asset	25,181	42,532

Deferred tax assets and liabilities at December 31 are attributable to the following items:

(€000's)	2003	2002
Deferred Tax Assets		
Reorganisation and restructuring provisions	767	17,160
Tax loss carry forwards	11,358	40,949
Deductible temporary differences on accounts receivable and inventory provisions	12,919	10,602
Other deductible temporary differences	19,668	22,418
	44,712	91,129
Deferred Tax Liabilities		
Taxable temporary differences on accounts receivable and inventory valuation	(3,573)	(7,593)
Accelerated tax depreciation of fixed assets	(850)	(1,455)
Other taxable temporary differences	(15,108)	(9,549)
	(19,531)	(48,597)
Net Deferred Tax Asset	25,181	42,532

Approximately €12 million of the net deferred tax assets will be utilised within one year.

During 2003, a correction of the deferred tax asset, mainly relating to losses carry forward in the United States and the United Kingdom, resulted in a write down of €30.2 million. As a consequence, the effective tax rate has increased.

NOTES TO THE CONSOLIDATED ACCOUNTS

12 LONG-TERM DEBT

(€000's)	**2003**	**2002**
Guaranteed Long-Term Senior Notes	193,482	231,786
Amounts due under long-term credit facilities	534,794	489,558
Bank loans	1,507	51,852
	729,783	773,196
Less: Amounts repayable within one year	(729,048)	(70,039)
	735	703,157

As per August 2003 Hagemeyer has entered into a standstill agreement with its main lenders. The existing facilities under the standstill agreement consist of:

- an €500.0 million multi-currency Syndicated Facility Agreement;
- an €150.0 million Subordinated Loan Facility Agreement;
- $32.4 million of 6.32% Series C Senior Notes due 17 November 2005;
- $211.0 million of Guaranteed Senior Notes;
- approximately €413 million in bilateral bank facilities between certain of the lenders and various of our subsidiaries all guaranteed by Hagemeyer N.V., of which approximately €31 million in indebtedness is not subject to the standstill agreement.

On average we paid 5.1% interest on our net debt during the first half of 2003. Because of the standstill agreement this percentage was effectively increased to 7.2% for the second half of the year.

Bank guarantees, purchase card facilities, letters of credit and certain contingent liabilities are not included in the amount of outstanding debt reflected in the annual accounts.

With the succesfull completion of the rights issue an existing contingent liability has materialised in February 2004. Due to repayment in cash to certain existing noteholders, make-whole payments had to be made at a total of €12 million.

With the completion of the rights offering and the bond offering the Company's main long-term debt facilities have been replaced by new financing facilities. Consequentially all amounts due under the excisting long-term facilities are classified as short-term debt.

13 TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(€000's)	**2003**	**2002**
Trade creditors	528,551	774,863
Corporate taxes	58,763	74,226
Other taxes and social security	14,641	21,230
Pension premiums	1,302	16,779
Other creditors	60,596	72,579
Accrued liabilities	111,622	156,482
	775,475	1,116,159

14 FINANCIAL INSTRUMENTS AND OTHER COMMITMENTS AND CONTINGENCIES

Interest Rates

Hagemeyer uses interest rate swaps and other instruments to manage its net exposure to interest rate changes. As at December 31, 2003, Hagemeyer had outstanding interest rate swaps with notional amounts totalling €106.8 million. The table below shows the term and the currencies of the interest rate swaps. Hagemeyer generally enters into interest rate swaps with a long-term view to achieving a certain mix between its fixed and floating debt. Hagemeyer's policy is to maintain a minimum portion of fixed debt of 25%. At the end of December 2003 approximately 30% of its net debt had an interest term greater than 1 year.

Under all of the outstanding interest rate swaps, Hagemeyer pays a fixed interest rate and receives a floating interest rate. The market value of the interest rate swaps as at December 31, 2003 was €0.3 million.

As at December 31, 2003, Hagemeyer does not have other interest rate derivatives outstanding.

(€000's) per Currency	Outstanding Dec 31, 2003	Amount of maturing swaps per period 2004	2005	2006	2007	2008
£	56,754	–	–	–	–	56,754
€	50,000	–	–	–	–	50,000
Total	**106,754**	–	–	–	–	**106,754**

Foreign Exchange and Other Market Risk

Operating in international markets involves exposures to movements in currency exchange rates. As Hagemeyer's reporting currency is the euro, any movements in foreign currency exchange rates against the euro can have an impact on its results. For 2003, the sales are mainly generated in the following countries: 28.0% in EMU countries, 20.6% in North America, 14.6% in the United Kingdom, 14.5% in Australia and 7.3% in Sweden. Taking into account the disposal of Tech Pacific and the termination of the licence agreement with PUMA AG in the first half of 2003, the pro-forma turnover shares of those countries were 31.2% in EMU countries, 23.5% in North America, 16.5% in the United Kingdom, 11.5% in Australia and 8.1% in Sweden.

Hagemeyer seeks to reduce earnings volatility due to foreign currency exchange rate movements principally through the use of forward exchange contracts to cover part or all of the exchange rate cost related to imported merchandise and, in certain instances the dividend flow from subsidiaries (transaction exposures).

Hagemeyer does not enter into hedges to minimise the volatility of reported earnings. Changes in currency exchange rates that would have the largest impact on translating international operating profit into the euro include the US dollar, British pound, Australian dollar and Swedish crown.

NOTES TO THE CONSOLIDATED ACCOUNTS

In addition, balance sheet hedging is achieved through borrowings in overseas currencies to finance certain of the overseas operations. As at December 31, 2003, Hagemeyer's net debt was mainly denominated in the US dollar (27.7%), British pound (30.2%), Australian dollar (17.2%) and the euro (18.9%).

Hagemeyer uses currency swaps to effectively modify the currency of debt. The currency swaps are used with the objective of reducing the overall borrowing costs. All of Hagmeyer's currency swaps have a rollover term which is shorter than 1 month. The market value of the currency swaps as at December 31, 2003 was €0.8 million.

Credit Concentrations

The Group continually monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its treasury transactions and does not anticipate non-performance by the counterparties. The Group enters into treasury transactions only with financial institutions which are major providers of bank credit to the Group. Treasury transactions consist of interest rate swaps, foreign exchange deals and other financial instruments mentioned under "Interest Rate Risk Management" above.

The Group's trade receivables do not represent significant concentrations of credit risk at December 31, 2003, due to the wide variety of customers and markets into which the Group's products are sold.

Other Commitments and Contingencies

The total of rent and lease commitments at December 31, amounted to:

(€ millions)	2003	2002
Due within 1 year	125	136
Due within 1 to 5 years	283	349
Due after 5 years	182	241
	590	726

Pursuant to article 403, Book 2 of the Netherlands Civil Code, the Company has guaranteed the liabilities of the majority of its Dutch subsidiaries. A complete listing of these subsidiaries has been filed at the Chamber of Commerce in Hilversum.

Other commitments and contingent liabilities consisting of bank guarantees, including the guarantee of the Long-Term Senior Notes and Private Placement referred to in Note 12, taxes including fiscal unity and other claims were consistent with normal business practice and the Group's financial position.

During 2000 the Group disposed of its investment in the Freetime group of companies. As part of this transaction the Company guaranteed certain funding obligations of the purchaser and the Freetime group.

As at December 31, 2003 the Group had letters of credit outstanding, representing a value of €83.2 million.

Litigation
As would be expected of a large company with operations in numerous jurisdictions, Hagemeyer is regularly involved in lawsuits, claims, investigations and proceedings, either as claimant, defendant or target, in the ordinary course of its business.

After taking appropriate legal advice, Hagemeyer has established at group-level provisions in an aggregate amount of €70 million in respect of these claims, of which €41.8 million relates to Silicosis and Asbestos claims (see note 11). Unless indicated, Hagemeyer has no insurance coverage in respect to these claims. The most significant claims are discussed below.

Litigation Regarding Bankruptcy of Ceteco
Since 1995 Hagemeyer has held, directly and indirectly, approximately 65% of the shares in Ceteco N.V., which was declared bankrupt in May 2000. In October 2003, Ceteco's bankruptcy receivers filed a lawsuit against Hagemeyer and the managing and supervisory board members of Ceteco in a Dutch court for the entire deficit in bankruptcy, presently estimated by the receivers at €209 million.

This claim is based on the allegation that the non-executive directors improperly supervised the executive directors while they mismanaged Ceteco, leading to its demise. The basis of the alleged liability is that three of these non-executive directors were members of Hagemeyer's Board of Management during the period of the alleged mismanagement.

In addition, and alternatively, the receivers allege that Hagemeyer, as a majority shareholder of Ceteco, breached a duty of care it owed to Ceteco and its creditors by, among other things, failing to intervene in time to prevent mismanagement at Ceteco.

The damages in this tort claim are based on the loss suffered by Ceteco in certain countries and are estimated by the receivers at €190 million. Any damages so recoverable in the tort claim will reduce the deficit in bankruptcy and therefore will reduce the amount of the first claim.

One of Ceteco's creditors, Dresdner Bank Lateinamerika AG, claims damages from Hagemeyer of €14.5 million based on tort and alleging that Hagemeyer breached a duty of care to Dresdner Bank by failing to intervene in time to prevent mismanagement at Ceteco. The amount claimed forms part of the deficit in Ceteco's bankruptcy. Dresdner Bank has not commenced any formal court proceedings yet.

Hagemeyer believes that it has sound legal grounds to defeat all of these claims.

CEF Holdings Ltd vs. Bernard

One of Hagemeyer's competitors, CEF Holdings Ltd, started a new wholesale business in electrical materials in 1989 in the Netherlands. Subsequently, CEF Holdings claimed it suffered injury from a cartel maintained by, among others, the Dutch trade association of wholesale traders in electrical materials, the FEG, and all members of the FEG including (at that time) Elektrotechnische Groothandel Bernard B.V., one of Hagemeyer's Dutch subsidiaries. In March 1991 CEF Holdings lodged a complaint with the European Commission against, among others, FEG and all of its members. Subsequently, CEF City Electrical Factors B.V. instituted legal proceedings in February 1999 before the district court in Rotterdam against FEG, Technische Unie, the largest FEG member, and Bernard (the second largest FEG member) for damages in the amount of NLG 200 million (approximately €90.7 million) exclusive of interest and costs, on the same factual basis.

In October 1999, the European Commission imposed a fine against FEG and Technische Unie because of cartel activities. The European Commission did not fine Bernard and later explicitly closed the file on Bernard. FEG and Technische Unie appealed the decision to the EC Court of First Instance.

On December 16, 2003 the appeal was denied against which decision FEG and Technische Unie have titled an appeal with the EC Court of Justice. Pending the outcome of this appeal, the proceedings before the Rotterdam district court initiated by CEF against FEG and Technische Unie were suspended. CEF has requested the suspension be lifted. The legal proceedings before this court between Bernard and CEF were not suspended. In May 2003 oral pleadings took place. In part based on the fact that the Commission did not rule against Bernard, Hagemeyer believes it has sound legal grounds to defeat this claim. A final verdict is not expected before July 2004.

Belgian Tax Authorities vs. Manudax Belgium

Manudax Belgium N.V., one of Hagemeyer's Belgian subsidiaries, entered into voluntary liquidation on November 27, 2000. During 1999 and 2000, Manudax Belgium received assessments for VAT in connection with fraudulent transactions allegedly entered into by former employees during the period beginning in late 1996 until early 1998. The amount of these assessments, including interest and penalties, is equal to €105.2 million. All assessments are being contested by Manudax Belgium.

15 SEGMENT INFORMATION

The Group has in previous years been organised on a worldwide basis in two main business segments – Professional Products and Services (PPS) and Information Technology Products and Services (ITPS). On June 13, 2003 the sale of Tech Pacific was announced, wich resulted in the deconsolidation of the ITPS activities as from June 2003. Hagemeyer's remaining interest in Techpac Holdings Limited (31.5%) is, since then, accounted for under Results of Associated Companies. All other activities comprising agency businesses in the Netherlands and Asia-Pacific, and consumer electronics in the United States of America are grouped under Agencies/Consumer Electronics.

There are no sales or other operating transactions between the business segments. Segment assets consist primarily of tangible fixed assets, intangible fixed assets including goodwill, inventories and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Investments in tangible and intangible fixed assets comprise buildings, machinery, office and computer equipment, software and goodwill arising on acquisitions.

Segment Results	PPS		ACE		Corporate		Group excl. ITPS		Discontinued Operation ITPS		Total Group	
(€ millions)	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Sales	5,061.9	5,876.2	598.7	819.9	–	0.1	5,660.6	6,696.2	677.2	1,647.3	6,337.8	8,343.5
EBITA before exceptional items	(42.7)	146.9	48.0	66.3	(27.3)	(35.8)	(22.0)	177.4	12.7	31.2	(9.3)	208.6
Exceptional items	(173.4)	(27.9)	4.5	(6.3)	(9.4)	(0.8)	(178.3)	(35.0)	50.5	(3.3)	(127.8)	(38.3)
Amortisation of goodwill	(33.5)	(34.4)	(0.3)	(0.3)	–	–	(33.8)	(34.7)	–	(0.1)	(33.8)	(34.8)
Operating profit / (loss)	(249.6)	84.6	52.2	59.7	(36.7)	(36.6)	(234.1)	107.7	63.2	27.8	(170.9)	135.5
Share in pre-tax results of associated companies	1.0	0.7	5.2	3.0	–	–	6.2	3.7	3.2	0.1	9.4	3.8
Financial expense - net							(119.0)	(51.4)	(3.0)	(11.6)	(122.0)	(63.0)
Profit / (loss) before taxes							(346.9)	60.0	63.4	16.3	(283.5)	76.3
Taxes							(21.0)	(16.1)	(14.0)	(3.4)	(35.0)	(19.5)
Minority interest							0.5	–	–	–	0.5	–
Net profit / (loss)							(367.4)	43.9	49.4	12.9	(318.0)	56.8
Segment Assets and Liabilities												
Segment assets	2,092.3	2,577.8	179.9	257.0		–	2,272.2	2,834.8	4.9	272.5	2,277.1	3,107.3
Associates	4.4	4.5	8.0	7.0		–	12.4	11.5	23.0	9.1	35.4	20.6
Unallocated assets											291.0	180.0
Consolidated total assets											2,603.5	3,307.9
Segment liabilities	642.5	767.9	52.4	86.1	22.0	25.6	716.9	897.6	0.1	165.0	717.0	1,044.6
Unallocated liabilities											1,344.0	1,334.7
Consolidated total liabilities											2,061.0	2,379.3
Other Segment Information												
Additions in tangible fixed and intangible fixed assets	27.4	87.4	5.0	10.7	–	–	32.4	98.1	0.2	1.5	32.6	99.6
Depreciation and amortisation	75.8	84.5	6.5	7.7	–	–	82.3	92.2	1.5	4.0	83.8	99.7

NOTES TO THE CONSOLIDATED ACCOUNTS

The Group operates in five main geographical segments:

The Netherlands is the home country of the Company - the areas of operation are mainly distribution of electrical materials and other MRO products, and the operation of agency businesses of premium brands in consumer electronics and photographic and imaging equipment.

Other European countries - the main areas of operation are the distribution of electrical materials and other MRO products, and the provision of Integrated Supply services.

The Americas - the main areas of operations are the distribution of MRO products including electrical materials, safety products and services, and the provision of Integrated Supply services. The Group also markets and distributes consumer electronics under proprietary brands.

Australia (including New Zealand) - the main areas of operation are the distribution of electrical materials and other MRO products, the distribution of information technology and communication products via Tech Pacific (desinvested effective June 2003) and the operation of various agency businesses of consumer products.

Other Asia-Pacific - the main areas of operation are the distribution of information technology and communication products via Tech Pacific (desinvested effective June 2003) and the operation of various agency businesses in consumer products.

Sales revenue is based on the geographic segment in which the customer takes delivery of goods and services. Total assets and capital expenditure are shown by the geographic segment in which the assets are located.

(€ millions)	Sales	Assets	Additions to tangible fixed and intangible	Average number of fixed assets	employees
Netherlands	2003	324.5	126.8	8.4	872
	2002	423.0	170.5	20.1	1,131
Other Europe	2003	3,164.1	1,198.3	10.0	11,218
	2002	3,607.0	1,499.5	43.7	11,907
Americas	2003	1,390.7	565.1	8.6	5,712
	2002	1,696.3	744.0	23.4	5,745
Australia	2003	920.0	346.5	4.6	2,063
	2002	1,268.2	481.3	9.7	2,358
Other Asia-Pacific	2003	538.5	40.4	1.0	1,053
	2002	1,349.0	212.0	2.7	1,888
Total	2003	6,337.8	2,277.1	32.6	20,918
	2002	8,343.5	3,107.3	99.6	23,029

16 OPERATING EXPENSES

(€000's)	2003	2002
Selling expenses	708,904	828,562
Shipping and warehousing expenses	359,774	395,329
Administrative expenses	304,669	292,221
	1,373,347	1,516,112
Staff expenses included in operating expenses:		
Salaries and wages	666,146	758,672
Pension premiums	28,046	28,835
Other social security premiums	71,192	94,948
	765,384	882,455

The average number of employees during 2003 was 20,918 (2002: 23,029). The number of permanent employees at December 31, 2003 was 17,944 (2002: 21,445).

Depreciation / amortisation:		
Goodwill	33,816	34,848
Other intangible fixed assets	10,810	4,724
Tangible fixed assets	39,254	60,147
	83,880	99,719

17 OTHER OPERATING INCOME - NET

Other operating income, net of expenses, consists of commissions from insurance, rent received and simular income.

18 FINANCIAL EXPENSE - NET

(€000's)	2003	2002
Financial Income:		
Interest income	5,737	4,791
Income from other investments	163	101
Foreign exchange differences - net	1,946	3,514
	7,846	8,406
Financial Expenses:		
Interest and similar charges	(84,785)	(70,996)
Write-down of carrying value other investments	-	(400)
Other financial expenses	(45,025)	-
	(121,964)	(62,990)

Other financial expenses 2003 mainly consist of €45 million in respect of standstill and advisory costs related to the refinancing of the Group.

19 TAXES

(€000's)	2003	2002
The Group's tax expense consists of the following:		
Current taxes	(18,553)	(26,074)
Deferred taxes (see note 11)	(14,673)	7,103
Share of taxes of associates	(1,807)	(529)
	(35,033)	(19,500)

The difference between the Group's overall expected tax rate (the weighted average statutory tax rate based on the result before tax of each subsidiary) and the effective tax rate arises due to the following:

	2003	2002
Expected tax rate	37.4 %	17.0%
Tax losses not recognised during the year	(51.8%)	11.8%
Utilisation of tax losses	2.0 %	(0.7%)
Items not deductible for tax purposes	(4.7%)	1.7%
Other	4.7%)	(6.4%)
Effective tax rate	(12.4%)	23.4%

At December 31, 2003 the Group had consolidated tax losses of €622 million (2002: €355 million) to carry forward against future taxable income. A deferred tax asset (see note 11) has been recognised representing the benefit of €34 million (2002: €135 million) of this loss carry forward. Of the total amount of tax losses available €441 million may be carried forward indefinitely. A correction of the deferred tax asset during 2003, at the amount of €30.2 million, has had a significant negative impact on the effective tax rate for the year 2003.

Deferred tax assets have been recognised on the basis of anticipated taxable profits, applying a horizon of 3 years maximum, and considering limitations on the use of the related tax losses in the applicable jurisdictions.

20 REMUNERATION OF MEMBERS OF THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD 2003

Supervisory Board

The remuneration of the members of the Supervisory Board in 2003 was as follows:

(€)	Gross per year[1]
P.J. Kalff (Chairman)	42,000
D.G. Eustace (Vice-Chairman)	38,500
T.Y. Yasuda	35,000
W.F.Th. Corpeleijn	35,000

1 Base yearly remuneration for members of our Supervisory Board includes a committee fee of €7,000 on an annual basis, effective as at 1 January 2003 for all members of our Supervisory Board who serve on the Remuneration or Audit Committees.

The remuneration is determined by the Annual General Meeting of Shareholders (AGM) in accordance with article 28 of the statutes of Hagemeyer N.V.. The Supervisory Board takes the initiative to propose an adjustment of the remuneration to the AGM, if this should be thought appropriate. Besides the remuneration described above, the members of the Supervisory Board receive a fixed allowance for business expenses not otherwise reimbursed. This allowance is €250 per person per month. The members of the Supervisory Board do not receive variable remuneration.

Board of Management

General

The remuneration of the members of the Board of Management is determined by the Supervisory Board, following the proposal of its Compensation Committee. The Compensation Committee consists of Mr P.J. Kalff (Chairman) and Mr W.F.Th. Corpeleijn. The Chairman of the Board of Management may attend the meeting of the Compensation Committee.

Every year the Compensation Committee assesses whether or not any adjustment of the terms of employment is appropriate. Its decision takes into account the fact that the terms of employment should be competitive compared to internationally operating companies based in the Netherlands. In this respect the Committee particularly looks at companies that are similar in size and complexity to Hagemeyer.

The policy is to link a considerable part of the remuneration to the results of the company.

The remuneration of the members of the Board of Management consists of the following elements:

Periodically paid remuneration

(€)	Office Per year	Gross basic salary
R. ter Haar	Chairman	628,88[1]
J.S.T. Tiemstra	Member	475,000[2]

2 This figure represents the base annual salary effective as at 1 July 2003 (base salary from 1 January 2003 to 30 June 2003 was €431,092 on an annual basis). Mr. Tiemstra has been a member of our Management Board since April 2003.

The basic salary was increased as of 1 January 2003 by the relevant inflation figure only being 3.2% in the Netherlands.

Besides the remuneration described above, the members of the Board of Management receive a fixed allowance of €570 per person per month for business expenses not otherwise reimbursed.

The members of the Board of Management are entitled to a company car. Furthermore, the members of the Board of Management receive a contribution to the premium for the collective health insurance as well as to telephone costs, and they participate in other customary schemes such as disability insurance.

The key elements of the remuneration of Mr R.W.A. de Becker, who will be proposed to be appointed a member of the Board of Management in the position of Chairman in the AGM 2004, will be provided in the Agenda for the AGM 2004.

The key elements of the remuneration of Mr W. Pot, who has been appointed member of the Board of Management on the Extraordinary Shareholders Meeting on January 9, 2004, are as follows.

(€)	
Signing Bonus	250,000
Salary	300,000 for the period January – June 2004
Contingent Bonus (range)	150,000 – 450,000

Under the terms of his employment contract, Mr Pot will not qualify for any other benefits and compensation programs.

Remuneration payable in the long term.

The members of the Board of Management participate in a pension scheme. The costs of this pension scheme were as follows:

(€)	**Pension costs 2003**
R. ter Haar	400,954
J.S.T. Tiemstra	153,393

The premium holiday from payments to the company's pension fund was not enjoyed in 2003.

BONUS SCHEMES

Annual bonus ("Short Term Incentive")

On the basis of the Short Term Incentive ("STI") scheme, an annual bonus may be payable dependent on achieving certain goals defined in advance. The STI bonus may amount up to 80% of the fixed annual salary and is partly dependent on company results, partly on operational goals defined in advance by the Compensation Committee and partly on the personal performance of the board member. The bonuses for the year 2002, which are paid in 2003, were as follows:

(€)	Bonus for 2002 (paid in 2003)
R. ter Haar	152,345
J.S.T. Tiemstra	71,849

The 2002 bonuses were related to targets linked to the growth of Hagemeyer's cash earnings per share, as well as personal targets for managers' individual areas of responsibility. The financial targets were not achieved in 2002. The €152,345 bonus for Mr Ter Haar was a discretionary bonus of 25% of his annual base salary in recognition of his significant personal contribution. The €71,849 bonus for Mr Tiemstra was in line with contractual commitments for his first year of employment.

Three-year bonus ("Long Term Incentive")

In 2001, in line with the scheme for senior management of operating companies, a Long Term Incentive (LTI) bonus scheme was introduced for members of the Board of Management. The LTI is a bonus scheme in which a bonus is awarded after every period of 3 years, as long as the member concerned is still in the employment of the company. For the period 2001 up to and including 2003, there is a transitional arrangement. Since 1 January 2002, the LTI has been based on the achievement of previously defined goals regarding return on invested capital.

The target LTI bonus for Members of the Board of Management is 30% of the fixed annual salary. Outstanding performance of the target may lead to a higher bonus, which can rise to a maximum of four times the target bonus in the event of exceptional performance. During 2003, the targets for achievement of the LTI bonus were not realised and as such no LTI bonusses were paid.

Performance Share Plan

Effective 1 January 2003 the Performance Share Plan was introduced to establish that members of the Board of Management build up a substantial ownership of Hagemeyer shares. The entire net remainder of any LTI bonus, as well as a sum equal to at least half of any yield from exercising options granted after 2002 (after tax) should be invested in Hagemeyer shares. These shares may not be sold during the period of employment; this is only allowed when a member retires or resigns from the company. A premium will be allocated if the shares are retained for at least two years. This premium amounts to 50% for each period of two years that the shares are retained. This premium is to be invested in Hagemeyer shares. These latter shares do not qualify for furture premiums. Any entitlement to this premium is cancelled following voluntary resignation or termination for 'cause'.

NOTES TO THE CONSOLIDATED ACCOUNTS

Option schemes

The members of the Board of Management participate in the option programme for senior management at Hagemeyer.

All the option agreements contain provisions that prevent options being exercised in the first three years, and in principle the options are cancelled upon termination of employment, except in the event of retirement at the normal retirement age. When exercising options which are granted after 2002, a sum equal to at least half of the option yield (after tax) should be invested in Hagemeyer shares, under the provisions of the Performance Share Plan described above.

For members of the Board of Management and for selected members of other senior staff, the Supervisory Board has confirmed its intention to decide that, upon a change in control, outstanding options become immediately exercisable.

Hedging the option exposure

The current policy of Hagemeyer is not to hedge any exposure arising from personnel options granted. Until now, when options were exercised, Hagemeyer acquired its own shares by means of a loan transaction in order to be able to fulfil its obligations to the option holders. For future exercising of options, Hagemeyer is considering to issue new shares, subject to obtaining approval of the shareholders.

2003 Option grants to members of the Board of Management:

	Outstanding options 2003 (as at 1 Jan 2003)	Options granted in 2003 options	Exercise price of 2003 options (in €)	Expiry date of outstanding options	Exercise prices of options (in €)	Total outstanding (as at 31 Dec 2003)
R. ter Haar	245,000	70,000	3.42	31-Dec-03	3.42-26.85	–[1]
J.S.T. Tiemstra	–	50,000	3.42	11-Mar-08	3.42	50,000

1 Mr Ter Haar's options expiration date was set at 31 December 2003, as part of his settlement agreement, discussed below.

The total costs of the remuneration of the Board of Management amounted to €1,675,000 (2002: €2,302,000) in 2003. The costs for the year 2002 included the costs for Mr Riddell and Mr Pickles, they were both members of the Board of Management for a part of the year.

Loans

None of the members of the Supervisory Board or Board of Management have been granted a loan.

Shareholding

None of the members of the Supervisory Board own (rights to acquire) shares and/or depositary receipts for shares in Hagemeyer N.V., except for Mr T.Y. Yasuda. As per December 31, 2003 he owned 14,318 shares in Hagemeyer.

None of the members of the Board of Management own shares or depositary receipts for shares in Hagemeyer N.V..

Change of control severance payments

Severance payments to the Board of Management will be triggered if:

i) the company discontinues their employment following a takeover, merger, or any event in which there is a change of control of Hagemeyer. For purposes of these payments, a "change of control" is any material change in the ownership or control of our outstanding shares;

ii) the Member of the Board of Management terminates his employment within one year after a material alteration of our organization which results in a material alteration of his respective powers or responsibilities; or

iii) within one year after a takeover, merger, or any event in which there is a change of control, the Member of the Board of Management terminates his employment due to, in his view, a material difference of opinion with the new Management Board or Supervisory Board, or due to a material alteration in his powers or responsibilities, or due to a change in the location of our headquarters.

In any of the above cases, Mr Ter Haar was entitled to a change of control severance payment, apart from the usual payment of salary, equal to three times his total yearly remuneration. In 2003 a termination agreement has been made with Mr Ter Haar whereby his employment contract will end effective June 30, 2004.

In any of the above cases, Mr Tiemstra is entitled to a change of control severance payment, apart from the usual payment of salary, equal to two and one-half times his total yearly remuneration.

For purposes of calculating a change of control severance payment, the total yearly remuneration is defined to include (i) the gross yearly salary at the moment of termination, (ii) the yearly pension accrual, (iii) 25% of the maximum short-term incentive bonus, and (iv) 25% of the target long-term incentive bonus of the relevant year together with the balance of any remaining long-term incentive bonus.

Any such change of control severance payment will be payable in three parts. The company will pay the first third of the total severance payment unconditionally on the date of termination. The company will pay the second and the final of the total change of control severance payments six and nine months after termination, respectively, provided that at the time of the relevant payment the Member of the Board of Management has not accepted another position with a base salary equal to or higher than 75% of the base salary Hagemeyer paid at the moment of termination.

If the employment is not terminated before 1 April 2006, the change of control severance payment agreement will expire and a new change of control severance payment will need to be agreed upon.

We have agreed with Mr Ter Haar to a 50% reduction of his severance payment. The Company has made a provision of €1.2 million payable in three installments during a period of 15 months following termination. The first payment of €400,000 is unconditional and will be paid on 1 July 2004. Subsequent payments of €400,000 will be paid on 1 January 2005 and 1 April 2005 if Mr Ter Haar has not found a new suitable position elsewhere by the relevant date. Furthermore, Mr Ter Haar's three-year continuation of pension accrual will remain in place.

21 NET EXCEPTIONAL (EXPENSE) / INCOME BEFORE TAXES

(€000's)	2003	2002
Sagittarius Pension Fund	4,721	3,520
Restructuring charge - Global headcount reduction	(27,659)	(10,748)
Restructuring charge - PPS	(117,468)	(78,090)
Restructuring charge - ITPS	–	(3,024)
Regulatory and risk management	(20,075)	–
Prior years accounting adjustments	(12,539)	–
Result on sale of subsidiaries, participations and investments	41,673	(1,446)
Other exceptional items	5,306	51,520
Net Exceptional (Expense) / Income before Taxes	(126,041)	(38,268)

Sagittarius Pension Fund
During the first half of 2000, the Trustees of Stichting Pensioenfonds Sagittarius in the Netherlands decided to reimburse a part of that pension fund's surplus to its members and the fund sponsor, Hagemeyer N.V.. The third, and final, instalment of €17.0 million was received in the first half of 2002.

The fall in equity markets during 2002 has resulted in a funding level below 110% in the Dutch Sagittarius pension fund at the end of the year. In accordance with the agreement with the pension fund Hagemeyer had provided for a contribution of €13.5 million. A final charge of €8.8 million has been determined and paid in 2003, consequently €4.7 million of the provision was released in 2003.

Restructuring charge - Global headcount reduction
In response to further deteriorating economic conditions during 2003, the Group undertook a series of additional cost reduction initiatives, including programs for further headcount reduction. The costs of the headcount reduction programs have been charged to exceptional items in 2003, as far as there is a constructive obligation. The total related charge amounts to €27.7 million.

Restructuring charge - PPS
Over the past four years Hagemeyer has made a number of important steps in the implementation of its strategy for PPS. Virtually all of our PPS operating units have completed the integration and alignment of their sales forces by customer segments. In logistics the regional distribution centre concept is operational in the United Kingdom, North America, Central Europe and the Nordics. Building on the experience gained from the implementation of the ERP systems in the United Kingdom and Ireland, Hagemeyer has successfully completed the roll-out of a newer version of its ERP systems in Australia. Expenditures relating to these strategic initiatives are charged to exceptional items in the profit and loss account, or to provisions formed in prior years. The total amount charged to the profit and loss account as exceptional item in 2003 is €117.5 million. This charge consists of:

€35.5 million Exceptional items related to the centralisation of warehouses (including consultancy fees, systems improvements, double running costs, excess temporary labour, transitional disruption, stock rationalisation, stock valuation adjustments and other related costs).
€24.9 million Exceptional items related to business disruption (including excessive customer credit notes, excess temporary labour, non-recoverable receivables and other related costs).
€24.4 million Exceptional items related to the development and implementation of Hagemeyer's ERP systems (including development and modifications, testing, training, data migration, data cleansing, project management, consulting fees, excess temporary staff, fixes and system stabilisation, roll-out costs, write off fixed assets and other related costs).
€13.6 million Exceptional items related to restructuring of the branch network (including vacant leases, termination of leases, book gains and losses on fixed assets, consultancy fees, systems improvements, close down costs and other related costs).
€8.6 million Exceptional items related to improvement of existing legacy systems (including project management, consultancy fees, IT outsourcing, double running costs and other related costs).
€5.4 million Exceptional items related to revaluation adjustments caused by lacking or corrupt data (including revaluations of stock and goods received not invoiced).
€5.1 million Exceptional items related to the implementation of shared service centres (including consultancy fees, systems improvements, double running costs, excess temporary labour, harmonisation of accounting practices and other related costs).

Result on sale of subsidiaries, participations and investments
During 2003 Hagemeyer disposed 68.5% of its shares in Tech Pacific, resulting in exceptional income of €43.6 million.

The divestment in 2003 of Stokvis Tapes Group resulted in exceptional income of €12.6 million, while the disposal of Hagemeyer's share in Pluz, in combination with some minor divestments, led to an exceptional loss of €14.5 million. The total exceptional gain on disposals in 2003 amounts to €41.7 million.

Regulatory and risk management
During 2003 Hagemeyer has incurred exceptional losses of €20.1 million for regulatory and risk management related costs. Of these costs €19.1 million related to the provision for silicosis and asbestos claims in North America.

Prior years accounting adjustments
During 2003 an exceptional loss was recorded of €12.5 million related to prior years accounting adjustments, mainly relating to revaluation of assets in the opening balance sheet of 2003.

Other exceptional items
During 2003 various other exceptional items were recorded, resulting in a profit of €5.4 million. The main items included a write off of aged debit notes to suppliers and closure of the German Retail business, offset by release of central provisions for restructuring and legal claims that were no longer required.The exceptional gain in 2002 mainly relates to book profits in respect of sales of fixed assets.

Segmental split
Total exceptional items can be split as follows:

(in € millions)	
PPS UK	(61.6)
PPS NA	(72.9)
PPS Germany	(30.6)
Other PPS	(8.3)
Total PPS	(173.4)
Total ACE	6.3
Total ITPS	50.5
Corporate	(9.4)
Total exceptional items	(126.0)

Operational and administrative problems related to the implementation of Hagemeyer's new ERP system in August 2002 in the UK, caused a serious disruption in financial reporting. Due to these problems a degree of estimation was required in allocating certain items between gross profit and exeptional items, as well as between business disruption and prior years adjustments within exceptional items, as included in the UK's result from operations for 2003.

NOTES TO THE COMPANY ACCOUNTS

NON-CURRENT ASSETS

22 INTANGIBLE FIXED ASSETS

(€000's)	2003	2002
Software		
Net book value at January 1	45,686	36,053
Additions	2,910	9,633
Transfer to subsidiaries	(11,200)	–
Depreciation	(16)	–
Net book value at December 31	37,380	45,686
Cost	37,396	45,686
Accumulated amortisation	(16)	–
Net book value at December 31	37,380	45,686
Goodwill		
Net book value at January 1	8,857	8,889
Effect of movements in foreign exchange rates	(1,432)	(1,498)
Additions	–	1,909
Amortisation	(416)	(443)
Net book value at December 31	7,009	8,857
Cost	8,490	9,922
Accumulated amortisation	(1,481)	(1,065)
Net book value at December 31	7,009	8,857
Intangible Fixed Assets	44,389	54,543

23 TANGIBLE FIXED ASSETS

(€000's)	2003	2002
Net book value at January 1	1,581	1,482
Additions	644	1,038
Depreciation	(953)	847)
Disposals	–	(92)
Net book value at December 31	**1,272**	**1,581**
Net Cost	4,515	3,871
Accumulated depreciation	(3,243)	(2,290)
Net book value at December 31	1,272	1,581

NOTES TO THE COMPANY ACCOUNTS

24 FINANCIAL FIXED ASSETS

(€000's)	2003	2002
Subsidiaries		
At January 1	866,285	786,010
Effect of movements in foreign exchange rates	(34,131)	(49,983)
Add: investments, including conversion of loans	760	386,399
share in results for the year	(270,598)	55,039
disposals / discontinuance	(16,165)	(218,374)
Less: dividends received	(28,202)	(92,806)
At December 31	517,949	866,285
Associated Companies		
At January 1	7,129	8,839
Effect of movements in foreign exchange rates	(351)	(850)
Add: share in results for the year	21	79
Less: sale of participations	(740)	(99)
dividends received / repayment of invested capital	–	(840)
At December 31	6,059	7,129
Loans to Subsidiaries		
At January 1	1,001,491	1,021,062
Effect of movements in foreign exchange rates	(28,372)	(55,292)
Add: additional loans	181,684	471,989
Less: settlements	(236,400)	(436,268)
At December 31	918,403	1,001,491
Other Receivables		
At January 1	7,961	–
Add: new receivables	–	7,961
Less: settlements	(7,761)	–
At December 31	200	7,961
Total Financial Fixed Assets	1,442,611	1,882,866

CURRENT ASSETS

25 RECEIVABLES

(€000's)	2003	2002
Receivables from subsidiaries	36,643	14,069
Other receivables	8,957	34,200
Prepayments	1,925	5,822
	47,525	54,091

SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES

26 SHAREHOLDERS' EQUITY

(€000's)	2003	2002
Authorised Capital		
Ordinary shares	480,000	480,000
Cumulative preference shares	120,000	120,000
	600,000	600,000
Paid up and called up ordinary Share Capital		
At January 1	131,351	129,785
Stock dividend	–	1,566
At December 31	131,351	131,351
Paid up and called up cumulative preference Share Capital		
At January 1	30,864	30,864
At December 31	30,864	30,864

(€000's)	2003	2002
Share Capital	162,215	162,215
Share Premium		
At January 1	62,118	63,684
Less: stock dividend	–	(1,566)
At December 31	62,118	62,118
Cumulative Translation Reserve		
At January 1	(35,116)	47,223
Effect of movements in foreign exchange rates	(48,347)	(82,339)
At December 31	(83,463)	(35,116)
Retained Earnings		
At January 1	739,358	727,664
Net effect of stock and other prior year dividends	(19,702)	(26,394)
Interim dividend paid	–	(16,418)
Dividends on cumulative preference shares	–	(2,284)
At December 31	719,656	682,568
Net profit / (loss) for the year	(318,024)	56,790
Shareholders' Equity	542,502	928,575

Refer to Note 9 and 'Other Data' for further details.

The Company's share capital is denominated in Euro. The authorised share capital amounts to €600,000,000 divided into 400,000,000 ordinary shares with a nominal value of €1.20 each and 100,000,000 cumulative preference shares with a nominal value of €1.20 each.

Under existing tax legislation, all of the share premium account is distributable in shares free of Dutch income taxes.

27 PROVISIONS

(€000's)	2003	2002
Reorganisation and restructuring	267	5,290
Other	12,760	8,753
	13,027	14,043

Other provisions include mainly provisions for legal claims.

28 CURRENT LIABILITIES

(€000's)	2003	2002
Payables to subsidiaries	630,671	672,873
Amounts due under short-term credit facilities	232,941	181,031
Taxes and social security	57,618	71,693
Other creditors	152	17,701
Accrued liabilities	15,832	7,187
	937,214	950,485

29 OTHER RESULTS

The other results mainly consist of the balance of the unrecovered stewardship expenses, interest income and the standstill and advisory costs related to the refinancing of the Group.

30 POST BALANCE SHEET DATE EVENTS

An extraordinary meeting of shareholders was held on January 9, 2004 in which the shareholders adopted a resolution for the issuance of ordinary shares in connection with a €460 million rights offering and a €150 million bond offering.

In addition the extraordinary meeting of shareholders adopted a resolution to converse the current €31 million outstanding cumulative preference shares into ordinary shares. The rights offering, bond offering and the conversion of preference shares have all been completed on February 5, 2004.

As a result the existing facilities have been restructured and replaced on February 5, 2004 by the following:

- a €150.0 million Term Loan Facility, with an interest rate of 500 basis points over the applicable intrabank offer rate (the US dollar-denominated tranche will carry a fixed interest rate of 500 basis points over the 4-year US treasury rate and the applicable mid-swap spread, and which is repayable in two tranches: €50 million repayable on the third anniversary of the Closing Date; and €100 million repayable on the fourth anniversary of the Closing Date;
- a €650.0 million Revolving Loan Facility, with an interest rate of 300 basis points over the applicable intrabank offer rate (the US dollar-denominated tranche of this facility will carry a fixed interest rate of 300 basis points over the 3-year US treasury rate and the applicable mid-swap spread), and with a maturity date of January 15, 2007; and
- a €105.0 million Letter of Credit Facility, with a commitment fee of 2% for trade related letters of credit, non trade related letters of credit 3% and a maturity date of January 15, 2007.

Outstanding indebtedness of approximately €31.0 million, which is guaranteed by Hagemeyer N.V. and not subject to the standstill agreement, has remained in place.

In connection with the new facilities, security has been granted over shares of all of Hagemeyer's material group companies, all of Hagemeyer's material intercompany loans and bank accounts as well as pledges over inventory, trade receivables and certain other assets of the group in the United States.

Each of the new facilities is subject to cross-guarantees by certain members of the group and will be guaranteed by Hagemeyer N.V..

The new facilities contain customary events of default, including, without limitation, payment defaults, breach of representations and warranties, covenant defaults and cross-defaults. If an event of default occurs, the lenders are entitled to accelerate the amounts owing under the new facilities, cancel all commitments and to take all other actions permitted to be taken by a secured creditor.

The new facilities contain covenants that place restrictions on, among other things, the incurrence of debt, the creation of security, the payment of dividends and other distributions, the redemption of share capital, the sale of assets, mergers, sale and leaseback transactions, capital expenditure, acquisitions and investments. In addition, Hagemeyer has undertaken to comply with the following as long as our obligations under the new facilities are outstanding:

- Hagemeyer will have to meet a Net Senior Debt to EBITDA (before exceptional items) Ratio, which should not exceed:

For the relevant period ending	Ratio
31 December 2005	5.50:1.00
31 March 2006	5.50:1.00
30 June 2006	5.50:1.00
30 September 2006	5.00:1.00
31 December 2006	3.50:1.00
31 March 2007	3.50:1.00
30 June 2007	3.50:1.00
30 September 2007	3.50:1.00
31 December 2007	3.00:1.00

- Hagemeyer will have to meet an Interest Cover Ratio based on EBITDA excluding exceptional items (after cash exceptionals) to total net interest expense, which should not be less than:

For the relevant period ending	Ratio
31 December 2005	1.50:1.00
31 March 2006	1.60:1.00
30 June 2006	1.60:1.00
30 September 2006	1.80:1.00
31 December 2006	2.00:1.00
31 March 2007	2.20:1.00
30 June 2007	2.40:1.00
30 September 2007	2.70:1.00
31 December 2007	2.90:1.00

- Until December 31, 2005, the Net Senior Debt to EBITDA and Interest Cover Ratios will not apply.
- Hagemeyer will not be permitted to pay dividends unless the Interest Cover Ratio is at least 3.5:1 and the Net Senior Debt to EBITDA ratio is not greater than 3.0:1.
- Hagemeyer will have to meet a Guarantee Coverage Ratio as follows:
- The aggregate tangible assets of subsidiaries which are guarantors under the new facilities must not fall below 80% of our group-wide consolidated tangible assets, and as from June 30, 2004 the aggregate EBITDA of such guarantors must not fall below 75% of our group-wide consolidated EBITDA.
- This ratio will be tested on a quarterly basis.
- The borrowers under the new facilities will be subject to limits on the amounts that may be borrowed and outstanding under the new facilities at any time, based on net working capital thresholds.
- Hagemeyer will be prohibited from paying, prepaying, repaying, defeasing, exchanging, electing to deliver cash in substitution for the delivery of shares or other securities, redeeming or purchasing or entering into any sub-participation arrangements in respect of the Bonds and delivering cash pursuant to the cash election alternative under the terms and conditions of the Bonds.
- Subject to certain exceptions, all proceeds that Hagemeyer receives from disposals, insurance, and debt or equity capital markets transactions will be allocated to mandatory pre-payment of the new facilities.

Naarden, March 2, 2004

Supervisory Board **Board of Management**



AUDITORS' REPORT

The following presents the report of our auditors as included in our Annual Accounts for the financial year ended 31 December 2003.

To the shareholders and Supervisory Board of Hagemeyer N.V.

We have audited the accompanying 2003 Annual Accounts on pages 31 -75 of Hagemeyer N.V. These Annual Accounts are the responsibility of the Board of Management. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the accounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Annual Accounts. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Annual Accounts give a true and fair view of the financial position of the Company as at December 31, 2003 and of the result and cash flow for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Title 9 of Book 2 of the Netherlands Civil Code.

Without qualifying our opinion above, we draw attention to Note 21 to the Annual Accounts. Operational and administrative problems after the implementation in August 2002 of Hagemeyer's new ERP system in the United Kingdom caused a serious disruption in financial reporting in the United Kingdom. As a result there is uncertainty regarding the proper classification within the 2003 operating results of the items cost of sales, exceptional cost of sales or exceptional operating income/expenses resulting from the disruption in financial reporting in the United Kingdom."

Deloitte Accountants.
Amsterdam, March 2, 2004

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COMPANY
Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
P.O. Box 5111
1410 AC Naarden
The Netherlands

LEGALADVISORS TO THE COMPANY

As to Dutch law
Stibbe N.V.
Stibbetoren
Strawinsky laan 2001
1077 22 Amsterdam
The Netherlands

As to United States and English law
Herbert Smith
Exchange House
Primrose Street
London EC2A2HS
United Kingdom

GLOBALCOORDINATOR
ABN AMRO Rothschild
Gustav Mahlerlaan 10
1082 PPAmsterdam
The Netherlands

LEGALADVISORS TO THE GLOBALCOORDINATOR

As to United States and Dutch law
Norton Rose
Rembrandt Tower
Amstelplein 1
1096 HAAmsterdam
The Netherlands

As to Dutch law
Linklaters
3rd Floor, Atrium Building
Strawinskylaan 3051
1077 ZX Amsterdam
The Netherlands

INDEPENDENT AUDITORS
Deloitte Accountants B.V.
Admiraliteitskade 50
3036 ED Rotterdam
P.O. Box 4433
3006 AK Rotterdam
The Netherlands

TRUSTEE
Amsterdamsch Trustee's Kantoor B.V.
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands

LISTING AGENT
PAYING AND CONVERSION AGENT
REGISTRAR
ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PPAmsterdam
The Netherlands

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